     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 2012

                                                             FILE NO. 333-180756

                                                                       811-07271

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  ------------

                                    FORM N-6

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO. 1                                               /X/
POST-EFFECTIVE AMENDMENT NO.                                                / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 75                                                            /X/

                        HARTFORD LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL II

                           (Exact Name of Registrant)

                        HARTFORD LIFE INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-8335

              (Depositor's Telephone Number, Including Area Code)

                                 LISA M. PROCH
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                     PART A

LIBERTY VUL


FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES ISSUED BY:

HARTFORD LIFE INSURANCE COMPANY -- HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VL II OR

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II
P.O. BOX 2999
HARTFORD, CT 06104-2999

TELEPHONE: (800) 231-5453


PROSPECTUS DATED: JULY 16, 2012


                                                             [THE HARTFORD LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


This Prospectus describes information You should know before You purchase the Liberty VUL insurance Policy (Policy). This prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company). Refer to Your Policy to identify which Policy You own. Please read it carefully before You purchase Your variable life insurance Policy. Some Policy features may not be available in some states.



Liberty VUL is a contract between You and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. Hartford Life and Annuity Insurance Company does not solicit or issue insurance products in New York. Refer to the first page of Your Policy for the name of the issuing company. The issuing company referred to in this prospectus as the Company. You agree to make sufficient premium payments to us, and we agree to pay a death benefit to Your beneficiary. The Policy is a flexible premium variable life insurance Policy. It is:



X Flexible premium, because generally, You may decide when to make premium payments and in what amounts.



X Variable, because the value of Your life insurance Policy will fluctuate with the performance of the Sub-Accounts You select and the Fixed Account.


The Policy offers a variety of Sub-Accounts. Each Sub-Account, in turn, invests in one of the following Underlying Funds.

AIM VARIABLE INSURNACE FUNDS

  Invesco V.I. Balanced Risk Allocation Fund -- Series I
  Invesco V.I. Core Equity Fund -- Series I
  Invesco V.I. Global Real Estate Fund -- Series I
  Invesco V.I. International Growth Fund -- Series I
  Invesco V.I. Mid Cap Core Equity Fund -- Series I
  Invesco V.I. Small Cap Equity Fund -- Series I

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

  AllianceBernstein VPS Balanced Wealth Strategy Portfolio -- Class B AllianceBernstein VPS International Value Portfolio -- Class B AllianceBernstein VPS Real Estate Investment Portfolio -- Class B AllianceBernstein VPS Small/Mid Cap Value Portfolio -- Class B

AMERICAN FUNDS INSURANCE SERIES

  American Funds Asset Allocation Fund -- Class 2
  American Funds Blue Chip Income and Growth Fund -- Class 2
  American Funds Bond Fund -- Class 2
  American Funds Global Bond Fund -- Class 2
  American Funds Global Growth and Income Fund -- Class 2
  American Funds Global Growth Fund -- Class 2
  American Funds Global Small Capitalization Fund -- Class 2
  American Funds Growth Fund -- Class 2
  American Funds Growth-Income Fund -- Class 2
  American Funds International Fund -- Class 2
  American Funds New World Fund -- Class 2

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

  Fidelity(R) VIP Contrafund(R) Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2010 Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2020 Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2030 Portfolio -- Service Class 2 Fidelity(R) VIP Mid Cap Portfolio -- Service Class 2 Fidelity(R) VIP Strategic Income Portfolio -- Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

  Franklin Flex Cap Growth Securities Fund -- Class 2
  Franklin Income Securities Fund -- Class 2
  Franklin Rising Dividends Securities Fund -- Class 2
  Franklin Small Cap Value Securities Fund -- Class 2
  Franklin Small-Mid Cap Growth Securities Fund -- Class 2
  Franklin Strategic Income Securities Fund -- Class 1
  Mutual Global Discovery Securities Fund -- Class 2
  Mutual Shares Securities Fund -- Class 2
  Templeton Developing Markets Securities Fund -- Class 1
  Templeton Foreign Securities Fund -- Class 2
  Templeton Global Bond Securities Fund -- Class 2
  Templeton Growth Securities Fund -- Class 2

HARTFORD HLS SERIES FUND II, INC.

  Hartford Growth Opportunities HLS Fund -- Class IA
  Hartford U.S. Government Securities HLS Fund -- Class IA

HARTFORD SERIES FUND, INC.

  Hartford Capital Appreciation HLS Fund -- Class IA
  Hartford Disciplined Equity HLS Fund -- Class IA

  Hartford Dividend and Growth HLS Fund -- Class IA
  Hartford Global Growth HLS Fund -- Class IA
  Hartford Global Research HLS Fund -- Class IA
  Hartford Growth HLS Fund -- Class IA
  Hartford High Yield HLS Fund -- Class IA
  Hartford Index HLS Fund -- Class IA
  Hartford International Opportunities HLS Fund -- Class IA
  Hartford Money Market HLS Fund -- Class IA
  Hartford Small Company HLS Fund -- Class IA
  Hartford Total Return Bond HLS Fund -- Class IA
  Hartford Value HLS Fund -- Class IA

LORD ABBETT SERIES FUND, INC.

  Lord Abbett Bond-Debenture Portfolio -- Class VC
  Lord Abbett Fundamental Equity Portfolio -- Class VC
  Lord Abbett Growth and Income Portfolio -- Class VC

MFS(R) VARIABLE INSURANCE TRUST

  MFS(R) Growth Series -- Initial Class
  MFS(R) Investors Trust Series -- Initial Class
  MFS(R) Research Bond Series -- Initial Class
  MFS(R) Total Return Series -- Initial Class
  MFS(R) Value Series -- Initial Class

PUTNAM VARIABLE TRUST

  Putnam VT Equity Income Fund -- Class IB
  Putnam VT Investors Fund -- Class IB
  Putnam VT Voyager Fund -- Class IB

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Policy and its features may not be available for sale in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.


This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov). Prospectuses for the Underlying Funds can be obtained from Your financial professional or by logging on to www.hartfordinvestor.com. The prospectuses contain detailed information, including risks, charges and fees, so please read it carefully before You invest or send money.


This life insurance Policy IS NOT:

-   a bank deposit or obligation;


-   federally Insured; or


-   endorsed by any bank or governmental agency.

-------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                           PAGE
--------------------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                                  4
FEE TABLES                                                                     6
  Hartford Life Insurance Company                                              6
  Harford Life and Annuity Insurance Company                                   9
ABOUT US                                                                      16
  The Companies                                                               16
  The Separate Accounts                                                       16
  The Funds                                                                   16
  The Fixed Account                                                           22
CHARGES AND DEDUCTIONS                                                        22
YOUR POLICY                                                                   24
PREMIUMS                                                                      43
DEATH BENEFITS AND POLICY VALUES                                              46
MAKING WITHDRAWALS FROM YOUR POLICY                                           47
LOANS                                                                         48
LAPSE AND REINSTATEMENT                                                       48
FEDERAL TAX CONSIDERATIONS                                                    49
LEGAL PROCEEDINGS                                                             55
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        55
ILLUSTRATIONS OF POLICY BENEFITS                                              55
FINANCIAL INFORMATION                                                         55
GLOSSARY OF SPECIAL TERMS                                                     56
APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT
VALUES AND CASH SURRENDER VALUES                                              59
WHERE YOU CAN FIND MORE INFORMATION                                           64

4

-------------------------------------------------------------------------------

SUMMARY OF BENEFITS AND RISKS


This section contains a summary of the benefits available under the Policy and the principal risks of purchasing the Policy. It is only a summary and You should read the entire prospectus.


Please note that this prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company); the material differences in these policies are described throughout this prospectus.

BENEFITS OF YOUR POLICY


POLICY SUMMARY -- We will pay the Death Benefit to the named Beneficiaries upon the death of the Insured. You, as the Policy Owner, pay the Premiums for the Policy and name the Beneficiary. The Insured is the person whose life is Insured under the Policy. You allocate Premiums to the Underlying Funds and can accumulate Account Value on a tax-deferred basis. We deduct Policy fees and charges from the Premiums and the Account Value. You may access the Account Value through loans and withdrawals.



FLEXIBILITY -- The Policy is designed to be flexible to meet Your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums You pay.



DEATH BENEFIT -- While the Policy is in force and when the Insured dies, we pay a death benefit to Your beneficiary. You have three death benefit options available. Options A, B and C are available when You purchase Your Policy. Your death benefit will never be less than the Minimum Death Benefit. See Death Benefits and Policy Values.



- OPTION A (LEVEL OPTION): The death benefit is the current Face Amount. For policies with the LongevityAccess Rider, the death benefit option must be Death Benefit Option A on and after the Policy Anniversary closest to the Insured's 90th birthday in order to exercise the rider benefits.



- OPTION B (RETURN OF ACCOUNT VALUE OPTION): The death benefit is the current Face Amount, plus the Account Value on the date of the Insured's death.


- OPTION C (RETURN OF PREMIUM OPTION): The death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $10 million.


The death benefit is reduced by any money You owe us, such as outstanding loans, loan interest, or unpaid charges. You may change Your death benefit option under certain circumstances. You may increase or decrease the Face Amount on Your Policy under certain circumstances.



INVESTMENT CHOICES -- You may invest in up to 20 different investment choices within Your Policy, from the available investment options and a Fixed Account. You may transfer money among Your investment choices, subject to restrictions.



PREMIUM PAYMENTS -- You have the flexibility to choose how You pay premiums. You can choose a planned premium when You purchase the Policy. You may change Your planned premium, subject to certain limitations.


RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the Policy for cancellation after purchase. See "Your Policy and Contract Rights -- Right to Examine a Policy."


SURRENDER -- You may surrender Your Policy at any time prior to the maturity date for its Cash Surrender Value. (See "Risks of Your Policy," below).


LOANS -- You may use this Policy as collateral to obtain a loan from Us.


NO-LAPSE GUARANTEE -- Generally, Your death benefit coverage will last as long as there is enough value in Your Policy to pay for the monthly charges we deduct. Since this is a variable life Policy, values of Your Policy will fluctuate based on the performance of the underlying investment options You have chosen. Without the No-Lapse Guarantee, Your Policy will lapse if the value of Your Policy is insufficient to pay Your monthly charges. If the No-Lapse Guarantee is available and Your Policy Value is insufficient to pay Your monthly charges, we will waive any portion of the monthly charges that could not be collected. Therefore, when the No-Lapse Guarantee feature is available, the Policy will not lapse, regardless of the investment performance of the underlying funds. If You take a loan on Your Policy, the No-Lapse Guarantee will not protect the Policy from lapsing if there is Policy Indebtedness. Therefore, You should carefully consider the impact of taking Policy loans during the No-Lapse Guarantee Period. (See "Lapse and Reinstatement" for more information).



SETTLEMENT OPTIONS -- You or Your beneficiary may choose to receive the proceeds of the Policy over a period of time by using one of several settlement options.



TAX BENEFITS -- In most cases, You are not taxed on earnings until You take earnings out of the Policy (commonly known as "tax-deferral"). The death benefit may be subject to Federal and state estate taxes but Your beneficiary will generally not be subject to income tax on the death benefit.



RIDERS -- You may add additional benefits to Your Policy by selecting from the following Riders: Guaranteed Minimum Accumulation Benefit Rider, Guaranteed Paid-Up Death Benefit Rider, DisabilityAccess Rider, Waiver of Specified Amount Disability Benefit Rider, Term Insurance Rider, Accidental Death Benefit Rider, Deduction Amount Waiver Rider, Cost of Living Adjustment Rider, Child Insurance Rider, LifeAccess Accelerated Benefit Rider, Accelerated Death Benefit Rider for Terminal Illness, Overloan Protection Rider and LongevityAccess Rider. For a complete description of all policy riders, refer to the "Other Benefits" section of Your prospectus. Additional charges may apply for some Riders and may be subject to underwriting approval.

-------------------------------------------------------------------------------


ILLUSTRATIONS -- You will receive personalized illustrations in connection with the purchase of the Policy that reflect Your own particular circumstances. These hypothetical illustrations may help You to understand the long-term effects of different levels of investment performance, the possibility of termination, and the charges and deductions under the Policy. They will also help You to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value. We have included an example of such an illustration as Appendix A to this prospectus.


RISKS OF YOUR POLICY

This is a brief description of the principal risks of the Policy.


INVESTMENT PERFORMANCE -- The value of Your Policy will fluctuate with the performance of the investment options You choose. Your investment options may decline in value, or they may not perform to Your expectations. Your Policy values in the Sub-Accounts are not guaranteed. Charges and fees may have a significant impact on Policy Account Value and the investment performance of the Sub-Accounts (particularly with policies with lower Account Value). A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.



UNSUITABLE FOR SHORT-TERM SAVINGS -- The Policy is designed for long term financial planning. You should not purchase the Policy if You will need the premium payment in a short time period.



RISK OF LAPSE -- Your Policy could terminate if the value of the Policy becomes too low to support the policy's monthly charges. If this occurs, we will notify You in writing. You will then have a 61-day grace period to pay additional amounts to prevent the Policy from terminating.



WITHDRAWAL LIMITATIONS -- One partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000. Withdrawals will reduce Your Policy's death benefit, may increase the risk of Policy lapse, and may be subject to a withdrawal charge.



TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among Your investment options and the Fixed Account.



LOANS -- Using Your Policy as collateral to obtain a loan from Us may increase the risk that Your Policy will lapse, will have a permanent effect on the policy's Account Value, and will reduce the death proceeds.



ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if You receive any loans, withdrawals or other amounts from the Policy, and You may be subject to a 10% penalty tax. See "Federal Tax Considerations." There could be significant adverse tax consequences if the Policy should lapse or be surrendered when there are loans outstanding.


TAX LAW CHANGES -- Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing this Policy.

CREDIT RISK -- Any Death Benefit guarantee provided by the Policy or any rider and the Fixed Account obligations depend on the Company's financial ability to fulfill its obligations. You should review the Company's financial statements which are available upon request and are attached to the Statement of Additional Information (SAI).

INCREASE IN CURRENT FEES AND EXPENSES -- Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

6

-------------------------------------------------------------------------------

FEE TABLES -- HARTFORD LIFE INSURANCE COMPANY


The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Policy. The first table describes the maximum fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy, take a withdrawal or transfer cash value between investment options.


TRANSACTION FEES


       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end sales load  When You pay premium.                     Maximum Charge
                                                                5.75% of premium.
Front-end sales load  When You pay premium.                     Maximum Charge
when the Extended                                               1.50% of premium.
Value Option is
elected
Tax Charge on         When You pay premium.                     A percent of premium which varies by Your state and municipality of
Premium Payments                                                residence. The range of premium tax charge is generally between 0%
                                                                and 4%.
                                                                This rate will change if Your state or municipality changes its premium tax charges. It may change if You change Your state or municipality of residence.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
(1)(2)                - During the first 9 Policy years;        $3.00 per $1,000 of initial Face Amount for a 0 year-old female
                      - Within 9 Policy years of an             standard nicotine in the first year.
                      unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $37.00 per $1,000 of initial Face Amount for a 67-year-old female
                      - Within 9 Policy years of an increase    non- nicotine in the first year.
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $17.00 per $1,000 of initial Face Amount for a 39-year-old male preferred plus non-nicotine in the first year.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
when the Extended     - During the first 19 Policy years;       $10.15 per 1,000 of Initial Face Amount for a 0 year-old female in
Value Option is       - Within 19 Policy years of an            the first year
elected (1)(2)        unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $39.68 per 1,000 of Initial Face Amount for a 59 year-old male
                      - Within 19 policy years of an increase   preferred plus non-nicotine in the first year
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $21.80 per 1,000 of Initial Face Amount for a 39 year-old male preferred plus non-nicotine in the first year
Transfer Fees         When You make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When You take a withdrawal.               Maximum Charge: $10 per withdrawal.*


*   Not currently being assessed.


The next table describes the fees and expenses that You will pay periodically during the time that You own the Policy, not including Fund fees and expenses.



PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES



       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.180012 per 1,000 of net amount at risk charged monthly at a rate of $0.015001 for a 6 year-old female in the first year
                                                                Maximum Charge
                                                                $123.30528 per 1,000 of net amount at risk charged monthly at a rate of $10.27544 for a 85 year-old male in the first year
                                                                Charge for a representative Insured
                                                                $1.541088 per 1,000 of net amount at risk charged monthly at a rate of $0.128424 for a 39 year-old male in the first year
Mortality and         Monthly.                                  Maximum Charge:
Expense Risk Charge                                             Policy Years 1-10 0.65% of Account Value per year, charged monthly
(3)                                                             at a rate of 0.0541%
                                                                Policy Years 11-20 0.40% of Account Value per year, charged monthly at a rate of 0.0333%
                                                                Policy Years 21+ 0.25% of Account Value per year, charged monthly at a rate of 0.0208%
Administrative        Monthly.                                  Maximum Charge: $10 per month.
Charge



(1) This charge varies based on individual characteristics. The charge shown in he table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.



(2) The Modification of Cash Surrender Value Endorsement may be available at Policy purchase, which provides for a waiver of surrender charges for a limited time. There is no additional charge for the endorsement. See "Modification of Cash Surrender Value Endorsement" section for more information.



(3) The current mortality and expense risk charge is 0.65% per Policy year during Policy years 1-10, and 0% per year thereafter.

-------------------------------------------------------------------------------


       CHARGE                       WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Monthly per $1,000    Monthly.                                             Minimum Charge
Charge (1)            - During the first 5 Policy years;                   $1.968 per 1,000 of Initial Face Amount charged
                      - Within 5 Policy years of an unscheduled increase   monthly at a rate of $0.164 a 18 year-old female
                      in Your Face Amount; or                              preferred plus non-nicotine in the first year
                      - Within 5 policy years of an increase in Your Face  Maximum Charge
                      Amount under the Cost of Living Adjustment Rider,    $25.20 per 1,000 of Initial Face Amount charged
                      if elected.                                          monthly at a rate of $2.10 for a 75 year-old male
                                                                           preferred nicotine in the first year
                                                                           Charge for a representative Insured
                                                                           $2.4864 per 1,000 of Initial Face Amount charged
                                                                           monthly at a rate of $0.2072 for a 39 year-old male
                                                                           preferred plus non-nicotine in the first year
Loan Interest Rate    Monthly if You have taken a loan on Your Policy.     Maximum Charge: 5% annually
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first Policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first Policy year.
                                                                           Charge for a representative Insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           39-year-old male in the first Policy year.
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.48 per $1,000 of specified amount charged
Benefit Rider (1)                                                          monthly at a rate of $0.04 for a 20 year-old male
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $1.284 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.107 for a 59 year-old
                                                                           female in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.492 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.041 for a 39 year-old male
                                                                           in Policy year 1
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.996 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.083 for a 10 year-old in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $2.16 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.18 for a 60 year-old in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $1.152 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.096 for a 39 year-old in
                                                                           Policy year 1
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        $0.18 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.015 for a 5 year-old female
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $116.5704 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $9.7142 for a 85 year-old male
                                                                           standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $.204 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.017 for a 39 year-old
                                                                           preferred plus non-nicotine in Policy year 1
Child Insurance       Monthly.                                             The fee is $6.00 per $1,000 of coverage charged
Rider                                                                      monthly at a rate of $0.50 for all policies.
Overloan Protection   If You elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider (2)             from Account Value when You exercise the rider
                      benefit.
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.0040 per $1,000 of benefits net amount at risk
Rider (1)                                                                  charged monthly at a rate of $0.00033 for a 30
                                                                           year-old female preferred plus non-nicotine in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $35.3585 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $2.9465 for a 80
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.050172 per $1,000 of benefit net amount at risk
                                                                           charged monthly at a rate of $0.004181 for a 39
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.



(2)  There is a one time charge for this rider when benefit is exercised.

8

-------------------------------------------------------------------------------


       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Accelerated Death     When You exercise the benefit.            Maximum Charge: $300
Benefit Rider for
Terminal Illnesses
(2)
Guaranteed Minimum    Monthly.                                  Maximum Charge
Accumulation Benefit                                            0.90% of Separate Account Value per year charged monthly at a rate
Rider (GMAB)                                                    of .075% during the GMAB Period
Guaranteed Paid-Up    Monthly.                                  Maximum Charge
Death Benefit Rider                                             0.75% of Separate Account Value per year charged monthly at a rate
(GMDB)                                                          of .0625% during the GMDB Period
DisabilityAccess      Monthly.                                  Minimum Charge
Rider -- Monthly                                                $9.192 per $100 of monthly benefit charged monthly at a rate of
Charge (1)(3)                                                   $0.766 for a 18 year-old male non-nicotine in Policy year 1
                                                                Maximum Charge
                                                                $80.412 per $100 of monthly benefit charged monthly at a rate of
                                                                $6.701 for a 60 year-old male nicotine in Policy year 1
                                                                Charge for a representative Insured
                                                                $17.52 per $100 of monthly benefit charged monthly at a rate of
                                                                $1.46 for a 39 year-old male non-nicotine in Policy year 1
DisabilityAccess      Monthly for the first twelve Monthly      Maximum Charge: $10.00
Rider -- FIRST YEAR   Activity Dates following the Rider Issue
MONTHLY RIDER ISSUE   Date
FEE



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.



(2)  There is a one time charge for this rider when benefit is exercised.



(3) This Rider can be continued each year until the Rider Termination Date stated in the Policy (this is generally known as "guaranteed renewable."). The Rider Termination Date is the Policy anniversary date closest to the Insured's 65th birthday. This means that we can't cancel the Rider as long as the Policy remains in effect, charges for the Rider are paid and the terms of the Rider are followed. However, as with most guaranteed renewable insurance coverage, we have the right to change (increase) the Monthly Rider Charge at anytime, subject to the approval of state insurance departments (where required). We will provide You notice of any change in the Monthly Rider Charge. The charges shown here (including the Maximum Charge) are representative of our current charges and may be higher in the future.

-------------------------------------------------------------------------------

FEE TABLES -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Policy. The first table describes the maximum fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy, take a withdrawal or transfer cash value between investment options. Your specific fees and charges are described on the specification page of Your Policy.


TRANSACTION FEES


       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end Sales Load  When You pay premium.                     Maximum Charge
                                                                5.75% of premium.
Front-end sales load  When You pay premium.                     Maximum Charge
when the Extended                                               1.50% of premium.
Value Option is
elected
Tax Charge on         When You pay premium.                     A percent of premium which varies by Your state and municipality of
Premium Payments                                                residence. The range of tax charge is generally between 0% and 4%.
                                                                This rate will change if Your state or municipality changes its tax charges. It may change if You change Your state or municipality of residence.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
(1)(2)                - During the first 9 Policy years;        $2.09 per $1,000 of the initial Face Amount for a 0-year-old female
                      - Within 9 Policy years of an             standard non-nicotine in the first year.
                      unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $43.18 per $1,000 of the initial Face Amount for a 67-year-old
                      - Within 9 Policy years of an increase    female standard non-nicotine in the first year.
                      in Your Face Amount under the Cost of     Charge for representative Insured
                      Living Adjustment Rider, if elected.      $11.39 per $1,000 of the initial Face Amount for a 40-year-old male preferred plus non-nicotine in the first year.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
when the Extended     - During the first 19 Policy years;       $10.53 per 1,000 of Initial Face Amount for a 0 year-old female in
Value Option is       - Within 19 Policy years of an            the first year
elected (1)(2)        unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $47.16 per 1,000 of Initial Face Amount for a 68 year-old female
                      - Within 19 policy years of an increase   preferred plus non-nicotine in the first year
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $22.96 per 1,000 of Initial Face Amount for a 40 year-old male preferred plus non-nicotine in the first year
Transfer Fees         When You make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When You take a withdrawal.               Maximum Charge: $10 per withdrawal.*



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.


(2) The Modification of Cash Surrender Value Endorsement may be available at Policy purchase, which provides for a waiver of surrender charges for a limited time. There is no additional charge for the endorsement. See "Modification of Cash Surrender Value Endorsement" section for more information.

*   Not currently being assessed.

10

-------------------------------------------------------------------------------


The next table describes the fees and expenses that You will pay periodically during the time that You own the Policy, not including Fund fees and expenses.



PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES



       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges                                                         $0.180012 per 1,000 of net amount at risk charged monthly at a rate of $0.015001 for a 6 year-old female in the first year
                                                                Maximum Charge
                                                                $123.30528 per 1,000 of net amount at risk charged monthly at a rate of $10.27544 for a 85 year-old male in the first year
                                                                Charge for a representative Insured
                                                                $1.651248 per 1,000 of net amount at risk charged monthly at a rate of $0.137604 for a 40 year-old male in the first year
Mortality and         Monthly.                                  Maximum Charge:
Expense Risk Charge                                             Policy Years 1-10 0.65% of Account Value per year, charged monthly
(2)                                                             at a rate of 0.0541%
                                                                Policy Years 11-20 0.40% of Account Value per year, charged monthly at a rate of 0.0333%
                                                                Policy Years 21+ 0.25% of Account Value per year, charged monthly at a rate of 0.0208%
Administrative        Monthly.                                  Maximum Charge: $10
Charge
Monthly per $1,000    Monthly.                                  Minimum Charge
Charge (1)(3)         - During the first 5 Policy years;        $1.968 per 1,000 of Initial Face Amount charged monthly at a rate of
                      - Within 5 Policy years of an             $0.164 a 18 year-old female preferred plus non-nicotine in the first
                      unscheduled increase in Your Face         year
                      Amount; or                                Maximum Charge
                      - Within 5 policy years of an increase    $25.20 per 1,000 of Initial Face Amount charged monthly at a rate of
                      in Your Face Amount under the Cost of     $2.10 for a 75 year-old male preferred nicotine in the first year
                      Living Adjustment Rider, if elected.      Charge for a representative Insured
                                                                $2.5908 per 1,000 of Initial Face Amount charged monthly at a rate of $0.2159 for a 40 year-old male preferred plus non-nicotine in the first year
Loan Interest Rate    Monthly if You have taken a loan on Your  Maximum Charge: 5.0% annually
                      Policy.



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.


(2) The current mortality and expense risk charge for Policy years 1 - 10 is equal to 0.65% per Policy year and 0% per year thereafter.

(3)  Currently, this charge is only being charged for 5 Policy years.

-------------------------------------------------------------------------------

   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first Policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first Policy year.
                                                                           Charge for a representative Insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           40-year-old male in the first Policy year
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.48 per $1,000 of specified amount charged
Benefit Rider (1)                                                          monthly at a rate of $0.04 for a 20 year-old male
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $1.284 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.107 for a 59 year-old
                                                                           female in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.492 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.041 for a 40 year-old male
                                                                           in Policy year 1
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.996 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.083 for a 10 year-old in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $2.16 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.18 for a 60 year-old in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $1.176 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.098 for a 40 year-old in
                                                                           Policy year 1
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        $0.18 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.015 for a 5 year-old female
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $116.5704 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $9.7142 for a 85 year-old male
                                                                           standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $.2076 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.0173 for a 40 year-old
                                                                           preferred plus non-nicotine in Policy year 1
Child Insurance       Monthly.                                             The fee is $6.00 per $1,000 of coverage charged
Rider                                                                      monthly at a rate of $0.50 for all policies.
Overloan Protection   If You elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider (2)             when You exercise the rider benefit.
Accelerated Death     When You exercise the benefit.                       Maximum Charge: $300
Benefit Rider for
Terminal Illnesses
(2)
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.0040 per $1,000 of benefits net amount at risk
Rider (1)                                                                  charged monthly at a rate of $0.00033 for a 30
                                                                           year-old female preferred plus non-nicotine in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $35.3585 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $2.9465 for a 80
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.051084 per $1,000 of benefit net amount at risk
                                                                           charged monthly at a rate of $0.004257 for a 40
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1
Guaranteed Minimum    Monthly.                                             Maximum Charge
Accumulation Benefit                                                       0.90% of Separate Account Value per year charged
Rider (GMAB)                                                               monthly at a rate of .075% during the GMAB Period
Guaranteed Paid-Up    Monthly.                                             Maximum Charge
Death Benefit Rider                                                        0.75% of Separate Account Value per year charged
(GMDB)                                                                     monthly at a rate of .0625% during the GMDB Period

12

-------------------------------------------------------------------------------


   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
DisabilityAccess      Monthly.                                             Minimum Charge
Rider -- Monthly                                                           $9.192 per $100 of monthly benefit charged monthly
Charge (3)                                                                 at a rate of $0.766 for a 18 year-old male
                                                                           non-nicotine in Policy year 1
                                                                           Maximum Charge
                                                                           $80.412 per $100 of monthly benefit charged monthly
                                                                           at a rate of $6.701 for a 60 year-old male nicotine
                                                                           in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $18.24 per $100 of monthly benefit charged monthly
                                                                           at a rate of $1.52 for a 40 year-old male
                                                                           non-nicotine in Policy year 1
DisabilityAccess      Monthly.for the first twelve Monthly Activity Dates  Maximum Charge: $10.00
Rider -- FIRST YEAR   following the Rider Issue Date
MONTHLY RIDER ISSUE
FEE
LongevityAccess       Monthly                                              Minimum Charge
Rider (1)(4)                                                               $0.0828 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $0.0069 for a 18
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Maximum Charge
                                                                           $12.612 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $1.051 for a 75
                                                                           year-old female preferred plus non- nicotine in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.4236 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $0.0353 for a 40
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.


(2)  There is a one time charge for this rider when benefit is exercised.


(3) This Rider can be continued each year until the Rider Termination Date stated in the Policy (this is generally known as "guaranteed renewable."). The Rider Termination Date is the Policy anniversary date closest to the Insured's 65th birthday. This means that we can't cancel the Rider as long as the Policy remains in effect, charges for the Rider are paid and the terms of the Rider are followed. However, as with most guaranteed renewable insurance coverage, we have the right to change (increase) the Monthly Rider Charge at anytime, subject to the approval of state insurance departments (where required). We will provide You notice of any change in the Monthly Rider Charge. The charges shown here (including the Maximum Charge) are representative of our current charges and may be higher in the future.



(4) If You apply for an underwriting class improvement the cost for Your rider will increase.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES

Each Subaccount purchases shares of the corresponding Underlying Fund at net asset value. The net asset value of an Underlying Fund reflects the investment advisory fees and other expenses of the Underlying Fund that are deducted from the assets in that Underlying Fund. These Underlying Fund expenses may vary from year to year and are more fully described in each underlying Fund's prospectus.

The first table shows the minimum and maximum total operating expenses charged by the underlying Funds expressed as a percentage of average daily net assets, for the year ended December 31, 2011.

                                                                MINIMUM            MAXIMUM
-----------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                               0.33%              1.40%
[expenses that are deducted from Underlying Fund assets,
including management fees, distribution,
and/or service (12b-1) fees and other expenses.]

                 INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

The next table shows the Total Annual Fund Operating Expenses for each Underlying Fund. The fees and expenses are expressed as a percentage of average net assets for the year ended December 31, 2011. Actual fees and expenses for the Underlying Fund vary daily. As a result, the fees and expenses for any given day may be greater or less than the Total Annual Fund Operating Expenses listed below. More detail concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund. The information presented, including any expense reimbursement arrangements, is based on publicly available information and is qualified in its entirety by the then current prospectus for each Underlying Fund. Not all of the funds listed below are available to new investments or transfers of contract value. Please refer to the fund objective table for more details.

                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation
  Fund -- Series I                            0.92%                N/A              0.30%             0.12%
 Invesco V.I. Core Equity Fund --
  Series I                                    0.61%                N/A              0.28%               N/A
 Invesco V.I. Global Real Estate Fund
  -- Series I                                 0.75%                N/A              0.39%               N/A
 Invesco V.I. International Growth
  Fund -- Series I                            0.71%                N/A              0.32%               N/A
 Invesco V.I. Mid Cap Core Equity Fund
  -- Series I                                 0.73%                N/A              0.30%               N/A
 Invesco V.I. Small Cap Equity Fund --
  Series I                                    0.74%                N/A              0.32%               N/A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B               0.55%              0.25%              0.11%               N/A
 AllianceBernstein VPS International
  Value Portfolio -- Class B                  0.75%              0.25%              0.07%               N/A
 AllianceBernstein VPS Real Estate
  Investment Portfolio --Class B              0.55%              0.25%              0.33%               N/A
 AllianceBernstein VPS Small/ Mid Cap
  Value Portfolio --Class B                   0.75%              0.25%              0.08%               N/A
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                  0.30%              0.25%              0.01%               N/A
 American Funds Blue Chip Income and
  Growth Fund --Class 2                       0.41%              0.25%              0.01%               N/A
 American Funds Bond Fund --Class 2           0.36%              0.25%              0.02%               N/A
 American Funds Global Bond Fund --
  Class 2                                     0.53%              0.25%              0.03%               N/A
 American Funds Global Growth and
  Income Fund --Class 2                       0.59%              0.25%              0.02%               N/A
 American Funds Global Growth Fund --
  Class 2                                     0.53%              0.25%              0.02%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation
  Fund -- Series I                            1.34%              0.60%               0.74%  (1)
 Invesco V.I. Core Equity Fund --
  Series I                                    0.89%                N/A               0.89%  (2)
 Invesco V.I. Global Real Estate Fund
  -- Series I                                 1.14%                N/A               1.14%  (2)
 Invesco V.I. International Growth
  Fund -- Series I                            1.03%                N/A               1.03%
 Invesco V.I. Mid Cap Core Equity Fund
  -- Series I                                 1.03%                N/A               1.03%  (2)
 Invesco V.I. Small Cap Equity Fund --
  Series I                                    1.06%                N/A               1.06%  (2)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B               0.91%                N/A               0.91%
 AllianceBernstein VPS International
  Value Portfolio -- Class B                  1.07%                N/A               1.07%
 AllianceBernstein VPS Real Estate
  Investment Portfolio --Class B              1.13%                N/A               1.13%
 AllianceBernstein VPS Small/ Mid Cap
  Value Portfolio --Class B                   1.08%                N/A               1.08%
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                  0.56%                N/A               0.56%
 American Funds Blue Chip Income and
  Growth Fund --Class 2                       0.67%                N/A               0.67%
 American Funds Bond Fund --Class 2           0.63%                N/A               0.63%
 American Funds Global Bond Fund --
  Class 2                                     0.81%                N/A               0.81%
 American Funds Global Growth and
  Income Fund --Class 2                       0.86%                N/A               0.86%
 American Funds Global Growth Fund --
  Class 2                                     0.80%                N/A               0.80%

14

-------------------------------------------------------------------------------


                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
 American Funds Global Small
  Capitalization Fund -- Class 2              0.70%              0.25%              0.04%               N/A
 American Funds Growth Fund -- Class 2        0.32%              0.25%              0.02%               N/A
 American Funds Growth-Income Fund --
  Class 2                                     0.27%              0.25%              0.01%               N/A
 American Funds International Fund --
  Class 2                                     0.49%              0.25%              0.04%               N/A
 American Funds New World Fund --
  Class 2                                     0.73%              0.25%              0.05%               N/A
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio --Service Class 2                 0.56%              0.25%              0.09%               N/A
 Fidelity(R) VIP Freedom 2010
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.56%
 Fidelity(R) VIP Freedom 2020
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.60%
 Fidelity(R) VIP Freedom 2030
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.65%
 Fidelity(R) VIP Mid Cap Portfolio --
  Service Class 2                             0.56%              0.25%              0.10%               N/A
 Fidelity(R) VIP Strategic Income
  Portfolio -- Service Class 2                0.57%              0.25%              0.13%               N/A
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                             0.65%              0.25%              0.27%             0.01%
 Franklin Income Securities Fund --
  Class 2                                     0.45%              0.25%              0.02%               N/A
 Franklin Rising Dividends Securities
  Fund -- Class 2                             0.62%              0.25%              0.02%             0.01%
 Franklin Small Cap Value Securities
  Fund -- Class 2                             0.50%              0.25%              0.16%             0.01%
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                   0.50%              0.25%              0.29%             0.01%
 Franklin Strategic Income Securities
  Fund -- Class 1                             0.35%                N/A              0.26%             0.01%
 Mutual Global Discovery Securities
  Fund -- Class 2                             0.80%              0.25%              0.17%               N/A
 Mutual Shares Securities Fund --
  Class 2                                     0.60%              0.25%              0.13%               N/A
 Templeton Developing Markets
  Securities Fund --Class 1                   1.15%                N/A              0.25%               N/A
 Templeton Foreign Securities Fund --
  Class 2                                     0.64%              0.25%              0.15%             0.01%
 Templeton Global Bond Securities Fund
  -- Class 2                                  0.46%              0.25%              0.10%               N/A
 Templeton Growth Securities Fund --
  Class 2                                     0.74%              0.25%              0.04%               N/A
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                             0.61%                N/A              0.05%               N/A
 Hartford U.S. Government Securities
  HLS Fund -- Class IA                        0.45%                N/A              0.03%               N/A
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS
  Fund -- Class IA                            0.63%                N/A              0.04%               N/A
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                 0.71%                N/A              0.03%               N/A
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                 0.64%                N/A              0.03%               N/A
 Hartford Global Growth HLS Fund --
  Class IA                                    0.74%                N/A              0.06%               N/A
 Hartford Global Research HLS Fund --
  Class IA                                    0.90%                N/A              0.13%               N/A
 Hartford Growth HLS Fund --Class IA          0.78%                N/A              0.04%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
 American Funds Global Small
  Capitalization Fund -- Class 2              0.99%                N/A               0.99%
 American Funds Growth Fund -- Class 2        0.59%                N/A               0.59%
 American Funds Growth-Income Fund --
  Class 2                                     0.53%                N/A               0.53%
 American Funds International Fund --
  Class 2                                     0.78%                N/A               0.78%
 American Funds New World Fund --
  Class 2                                     1.03%                N/A               1.03%
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio --Service Class 2                 0.90%                N/A               0.90%
 Fidelity(R) VIP Freedom 2010
  Portfolio -- Service Class 2                0.81%                N/A               0.81%
 Fidelity(R) VIP Freedom 2020
  Portfolio -- Service Class 2                0.85%                N/A               0.85%
 Fidelity(R) VIP Freedom 2030
  Portfolio -- Service Class 2                0.90%                N/A               0.90%
 Fidelity(R) VIP Mid Cap Portfolio --
  Service Class 2                             0.91%                N/A               0.91%
 Fidelity(R) VIP Strategic Income
  Portfolio -- Service Class 2                0.95%                N/A               0.95%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                             1.18%              0.24%               0.94%  (3)(4)
 Franklin Income Securities Fund --
  Class 2                                     0.72%                N/A               0.72%  (5)
 Franklin Rising Dividends Securities
  Fund -- Class 2                             0.90%              0.01%               0.89%  (4)(5)
 Franklin Small Cap Value Securities
  Fund -- Class 2                             0.92%                N/A               0.92%  (4)
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                   1.05%                N/A               1.05%  (4)
 Franklin Strategic Income Securities
  Fund -- Class 1                             0.62%              0.01%               0.61%  (4)
 Mutual Global Discovery Securities
  Fund -- Class 2                             1.22%                N/A               1.22%
 Mutual Shares Securities Fund --
  Class 2                                     0.98%                N/A               0.98%
 Templeton Developing Markets
  Securities Fund --Class 1                   1.40%                N/A               1.40%
 Templeton Foreign Securities Fund --
  Class 2                                     1.05%                N/A               1.05%  (4)
 Templeton Global Bond Securities Fund
  -- Class 2                                  0.81%                N/A               0.81%  (5)
 Templeton Growth Securities Fund --
  Class 2                                     1.03%                N/A               1.03%  (5)
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                             0.66%                N/A               0.66%
 Hartford U.S. Government Securities
  HLS Fund -- Class IA                        0.48%                N/A               0.48%
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS
  Fund -- Class IA                            0.67%                N/A               0.67%
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                 0.74%                N/A               0.74%
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                 0.67%                N/A               0.67%
 Hartford Global Growth HLS Fund --
  Class IA                                    0.80%                N/A               0.80%
 Hartford Global Research HLS Fund --
  Class IA                                    1.03%                N/A               1.03%
 Hartford Growth HLS Fund --Class IA          0.82%                N/A               0.82%

-------------------------------------------------------------------------------

                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
 Hartford High Yield HLS Fund -- Class
  IA                                          0.69%                N/A              0.05%               N/A
 Hartford Index HLS Fund --Class IA           0.30%                N/A              0.03%               N/A
 Hartford International Opportunities
  HLS Fund --Class IA                         0.67%                N/A              0.06%               N/A
 Hartford Money Market HLS Fund --
  Class IA                                    0.40%                N/A              0.02%               N/A
 Hartford Small Company HLS Fund --
  Class IA                                    0.68%                N/A              0.03%               N/A
 Hartford Total Return Bond HLS Fund
  -- Class IA                                 0.46%                N/A              0.03%               N/A
 Hartford Value HLS Fund --Class IA           0.72%                N/A              0.03%               N/A
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  -- Class VC                                 0.50%                N/A              0.43%               N/A
 Lord Abbett Fundamental Equity
  Portfolio -- Class VC                       0.75%                N/A              0.45%               N/A
 Lord Abbett Growth and Income
  Portfolio -- Class VC                       0.50%                N/A              0.42%               N/A
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class         0.75%                N/A              0.09%               N/A
 MFS(R) Investors Trust Series --
  Initial Class                               0.75%                N/A              0.07%               N/A
 MFS(R) Research Bond Series --
  Initial Class                               0.50%                N/A              0.07%               N/A
 MFS(R) Total Return Series --Initial
  Class                                       0.75%                N/A              0.06%               N/A
 MFS(R) Value Series -- Initial Class         0.74%                N/A              0.06%               N/A
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class
  IB                                          0.48%              0.25%              0.16%             0.05%
 Putnam VT Investors Fund --Class IB          0.56%              0.25%              0.17%               N/A
 Putnam VT Voyager Fund --Class IB            0.56%              0.25%              0.16%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
 Hartford High Yield HLS Fund -- Class
  IA                                          0.74%                N/A               0.74%
 Hartford Index HLS Fund --Class IA           0.33%                N/A               0.33%
 Hartford International Opportunities
  HLS Fund --Class IA                         0.73%                N/A               0.73%
 Hartford Money Market HLS Fund --
  Class IA                                    0.42%                N/A               0.42%
 Hartford Small Company HLS Fund --
  Class IA                                    0.71%                N/A               0.71%
 Hartford Total Return Bond HLS Fund
  -- Class IA                                 0.49%                N/A               0.49%
 Hartford Value HLS Fund --Class IA           0.75%                N/A               0.75%
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  -- Class VC                                 0.93%              0.03%               0.90%  (6)
 Lord Abbett Fundamental Equity
  Portfolio -- Class VC                       1.20%              0.05%               1.15%  (6)
 Lord Abbett Growth and Income
  Portfolio -- Class VC                       0.92%                N/A               0.92%
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class         0.84%                N/A               0.84%
 MFS(R) Investors Trust Series --
  Initial Class                               0.82%                N/A               0.82%
 MFS(R) Research Bond Series --
  Initial Class                               0.57%                N/A               0.57%
 MFS(R) Total Return Series --Initial
  Class                                       0.81%              0.03%               0.78%  (7)
 MFS(R) Value Series -- Initial Class         0.80%                N/A               0.80%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class
  IB                                          0.94%                N/A               0.94%
 Putnam VT Investors Fund --Class IB          0.98%                N/A               0.98%
 Putnam VT Voyager Fund --Class IB            0.97%                N/A               0.97%

NOTES

(1) The Adviser has contractually agreed, through at least June 30, 2013, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) to 0.62% for the Invesco V.I. Balanced-Risk Allocation Fund and 0.80% for the Invesco V.I. High Yield Fund, of average daily net assets. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Acquired Fund Fees and Expenses are also excluded in determining such obligation. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2013.


(2) The Adviser has contractually agreed, through at least April 30, 2013, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) to 1.30% for the Invesco V.I. Core Equity Fund, Invesco V.I. Global Real Estate Fund, and Invesco V.I. Mid Cap Core Equity Fund, 1.15% for the Invesco V.I. Small Cap Equity Fund, of average daily net assets. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Acquired Fund Fees and Expenses are also excluded in determining such obligation. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on April 30, 2013.


(3) The investment manager and administrator have contractually agreed to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the fund so that common annual fund operating expenses (i.e., a combination of investment management fees, fund administration fees, and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.68% (other than certain non-routine expenses or costs, including but not limited to, those relating to litigation and indemnification, reorganizations and liquidations) until April 30, 2013. This waiver is separate from the waiver related to the Sweep Money Fund.

(4) The investment manager has contractually agreed in advance to reduce its fees as a result of the fund's investment in a Franklin Templeton money market fund ("Sweep Money Fund" shown above in column "Acquired fund fees and expenses"). This reduction will continue until at least April 30, 2013.

(5)  The Fund administration fee is paid indirectly through the management fee.

(6) For the period May 1, 2012 through April 30, 2013, Lord Abbett has contractually agreed to waive all or a portion of its management fee and, if necessary, reimburse the Fund's other expenses to the extent necessary so that total net annual operating expenses do not exceed an annualized rate of 0.90% for the Lord Abbett Bond-Debenture Portfolio, 1.15% for the Lord Abbett Capital Structure Portfolio, 0.95% for the Lord Abbett Classic Stock Portfolio and 1.15% for the Lord Abbett Fundamental Equity Portfolio. This agreement may be terminated only upon the Fund's Board of Directors.

(7) MFS has agreed in writing to reduce its management fee to 0.70% of the fund's average daily net assets annually in excess of $1 billion and 0.65% of the fund's average daily net assets annually in excess of $2.5 billion to $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2013.

16

-------------------------------------------------------------------------------

ABOUT US


Your Policy will indicate which company issued Your Policy. The company that issues Your Policy is primarily determined by the state where You purchased the Policy.


THE COMPANIES

HARTFORD LIFE INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

THE SEPARATE ACCOUNTS

HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Company's other assets. The assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the Policies. The Company is obligated to pay all amounts promised to Contract Owners in accordance with the terms of the Policy.

THE FUNDS


The Sub-Accounts of the Separate Account purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These funds are not the same mutual funds that You buy through Your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet Your investment style.


We do not guarantee the investment results of any of the underlying Funds. Since each Underlying Fund has different investment objectives, each is subject to different risks.

The underlying Funds may not be available in all states.


You may also allocate some or all of Your premium payments to the "Fixed Account," which pays a declared interest rate. See "The Fixed Account."


Below is a table that lists the underlying Funds in which the Sub-accounts invest, each Fund's investment adviser and sub-adviser, if applicable, and each Fund's investment objective. More detailed information concerning a Fund's investment objective, investment strategies, risks and expenses is contained in each Fund's prospectus.

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation   Total return with a low to moderate          Invesco Advisers, Inc.
  Fund -- Series I                       correlation to traditional financial market
                                         indices
 Invesco V.I. Core Equity Fund --        Seeks long-term growth of capital            Invesco Advisers, Inc.
  Series I
 Invesco V.I. Global Real Estate Fund    Total return through growth of capital and   Invesco Advisers, Inc.
  -- Series I                            current income                               Invesco Asset Management Limited
 Invesco V.I. International Growth Fund  Seeks long-term growth of capital            Invesco Advisers, Inc.
  -- Series I
 Invesco V.I. Mid Cap Core Equity Fund   Seeks long-term growth of capital            Invesco Advisers, Inc.
  -- Series I
 Invesco V.I. Small Cap Equity Fund --   Seeks long-term growth of capital            Invesco Advisers, Inc.
  Series I

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth   Maximize total return consistent with        AllianceBernstein, L.P.
  Strategy Portfolio -- Class B          Adviser's determination of reasonable risk
 AllianceBernstein VPS International     Seeks long-term growth of capital            AllianceBernstein, L.P.
  Value Portfolio -- Class B
 AllianceBernstein VPS Real Estate       Seeks total return from long-term growth of  AllianceBernstein, L.P.
  Investment Portfolio -- Class B        capital and income
 AllianceBernstein VPS Small/Mid Cap     Seeks long-term growth of capital            AllianceBernstein, L.P.
  Value Portfolio -- Class B
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund    Seeks high total return, including income    Capital Research and Management Company
  -- Class 2                             and capital gains, consistent with the
                                         preservation of capital over the long term
                                         by investing in a diversified portfolio of
                                         common stocks and fixed-income securities.
 American Funds Blue Chip Income and     Seeks to produce income exceeding the        Capital Research and Management Company
  Growth Fund -- Class 2                 average yield on U.S. stocks generally and
                                         to provide an opportunity for growth of
                                         principal consistent with sound common
                                         stock investing through investments in
                                         dividend-paying quality common stocks.
 American Funds Bond Fund -- Class 2     Seeks a high level of current income as is   Capital Research and Management Company
                                         consistent with preservation of capital by
                                         investing primarily in bonds.
 American Funds Global Bond Fund --      Seeks a long term high level of total        Capital Research and Management Company
  Class 2                                return consistent with prudent investment
                                         management by investing primarily in a
                                         global portfolio of investment-grade bonds.
 American Funds Global Growth and        Seeks to provide long-term growth of         Capital Research and Management Company
  Income Fund -- Class 2                 capital with current income by investing in
                                         well-established, companies located around
                                         the world.
 American Funds Global Growth Fund --    Seeks growth of capital over time by         Capital Research and Management Company
  Class 2                                investing primarily in common stocks of
                                         companies located around the world.
 American Funds Global Small             Seeks growth of capital over time by         Capital Research and Management Company
  Capitalization Fund -- Class 2         investing primarily in stocks of smaller
                                         companies located around the world.
 American Funds Growth Fund -- Class 2   Seeks to provide long-term growth of         Capital Research and Management Company
                                         capital.
 American Funds Growth-Income Fund --    Seeks capital growth and income over time    Capital Research and Management Company
  Class 2                                by investing primarily in U.S. common
                                         stocks or other securities that demonstrate
                                         the potential for capital appreciation
                                         and/or dividends.
 American Funds International Fund --    Seeks growth of capital over time by         Capital Research and Management Company
  Class 2                                investing primarily in common stocks of
                                         companies located outside the United
                                         States, including in emerging and
                                         developing countries.

18

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 American Funds New World Fund -- Class  Seeks long-term growth of capital by         Capital Research and Management Company
  2                                      investing primarily in stocks and bonds of
                                         companies with significant exposure to
                                         countries with developing economies and/or
                                         markets.
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity(R) VIP Contrafund(R)           Seeks long-term capital appreciation         Fidelity Management & Research Company
  Portfolio -- Service Class 2                                                        Sub-advised by FMR Co., Inc. and other
                                                                                      Fidelity affiliates
 Fidelity(R) VIP Freedom 2010 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Freedom 2020 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Freedom 2030 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Mid Cap Portfolio --    Seeks long-term growth of capital            Fidelity Management & Research Company
  Service Class 2                                                                     Sub-advised by FMR Co., Inc. and other
                                                                                      Fidelity affiliates
 Fidelity(R) VIP Strategic Income        Seeks a high level of current income. The    Fidelity Investments Money Management
  Portfolio -- Service Class 2           fund may also seek capital appreciation
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities     Seeks capital appreciation                   Franklin Advisers, Inc.
  Fund -- Class 2
 Franklin Income Securities Fund --      Seeks to maximize income while maintaining   Franklin Advisers, Inc.
  Class 2                                prospects for capital appreciation
 Franklin Rising Dividends Securities    Seeks long-term capital appreciation with    Franklin Advisory Services, LLC
  Fund -- Class 2                        preservation of capital as an important
                                         consideration
 Franklin Small Cap Value Securities     Seeks long-term total return                 Franklin Advisory Services, LLC
  Fund -- Class 2
 Franklin Small-Mid Cap Growth           Seeks long-term capital growth               Franklin Advisers, Inc.
  Securities Fund -- Class 2
 Franklin Strategic Income Securities    Seeks a high level of current income, with   Franklin Advisers, Inc.
  Fund -- Class 1                        capital appreciation over the long term as
                                         a secondary goal
 Mutual Global Discovery Securities      Seeks capital appreciation                   Franklin Mutual Advisers, LLC
  Fund -- Class 2                                                                     Sub-advised by Franklin Templeton
                                                                                      Investment Management Limited
 Mutual Shares Securities Fund -- Class  Capital appreciation, with income as a       Franklin Mutual Advisers, LLC
  2                                      secondary goal

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Developing Markets            Seeks long-term capital appreciation         Templeton Asset Management Ltd.
  Securities Fund -- Class 1
 Templeton Foreign Securities Fund --    Seeks long-term capital growth               Templeton Investment Counsel, LLC
  Class 2
 Templeton Global Bond Securities Fund   Seeks high current income, consistent with   Franklin Advisers, Inc.
  -- Class 2                             preservation of capital, with capital
                                         appreciation as a secondary consideration
 Templeton Growth Securities Fund --     Seeks long-term capital growth               Templeton Global Advisors Limited
  Class 2                                                                             Sub-advised by Templeton Asset Management
                                                                                      Ltd. and Franklin Templeton Investments
                                                                                      (Asia) Limited
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS Fund  Seeks capital appreciation                   HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford U.S. Government Securities     Seeks to maximize total return while         HL Investment Advisors, LLC
  HLS Fund -- Class IA                   providing shareholders with a high level of  Sub-advised by Wellington Management
                                         current income consistent with prudent       Company, LLP
                                         investment risk
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS Fund  Seeks growth of capital                      HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Disciplined Equity HLS Fund    Seeks growth of capital                      HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Dividend and Growth HLS Fund   Seeks a high level of current income         HL Investment Advisors, LLC
  -- Class IA                            consistent with growth of capital            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Global Growth HLS Fund --      Seeks growth of capital                      HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Global Research HLS Fund --    Seeks long-term capital appreciation         HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Growth HLS Fund -- Class IA    Seeks long-term capital appreciation         HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford High Yield HLS Fund -- Class   Seeks to provide high current income, and    HL Investment Advisors, LLC
  IA                                     long-term return                             Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Index HLS Fund -- Class IA     Seeks to provide investment results which    HL Investment Advisors, LLC
                                         approximate the price and yield performance  Sub-advised by Hartford Investment
                                         of publicly traded common stocks in the      Management Company
                                         aggregate.
 Hartford International Opportunities    Seeks long-term growth of capital            HL Investment Advisors, LLC
  HLS Fund -- Class IA                                                                Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Money Market HLS Fund --       Maximum current income consistent with       HL Investment Advisors, LLC
  Class IA*                              liquidity and preservation of capital        Sub-advised by Hartford Investment
                                                                                      Management Company

20

-------------------------------------------------------------------------------

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Hartford Small Company HLS Fund --      Seeks growth of capital                      HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Total Return Bond HLS Fund --  Seeks a competitive total return, with       HL Investment Advisors, LLC
  Class IA                               income as a secondary objective              Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Value HLS Fund -- Class IA     Seeks long-term total return                 HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio    Seeks high current income and the            Lord, Abbett & Co. LLC
  -- Class VC                            opportunity for capital appreciation to
                                         produce a high total return
 Lord Abbett Fundamental Equity          Seeks long-term growth of capital and        Lord, Abbett & Co. LLC
  Portfolio -- Class VC                  income without excessive fluctuations in
                                         market value
 Lord Abbett Growth and Income           Seeks long-term growth of capital and        Lord, Abbett & Co. LLC
  Portfolio -- Class VC                  income without excessive fluctuations in
                                         market value
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series -- Initial Class   Seeks capital appreciation                   MFS Investment Management
 MFS(R) Investors Trust Series --        Seeks capital appreciation                   MFS Investment Management
  Initial Class
 MFS(R) Research Bond Series -- Initial  Total return with an emphasis on current     MFS Investment Management
  Class                                  income, but also considering capital
                                         appreciation
 MFS(R) Total Return Series -- Initial   Seeks total return                           MFS Investment Management
  Class
 MFS(R) Value Series -- Initial Class    Seeks capital appreciation                   MFS Investment Management
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class   Capital growth and current income            Putnam Investment Management, LLC
  IB
 Putnam VT Investors Fund -- Class IB    Long-term growth of capital and any          Putnam Investment Management, LLC
                                         increased income that results from this
                                         growth
 Putnam VT Voyager Fund -- Class IB      Capital appreciation                         Putnam Investment Management, LLC


* In a low interest rate environment, yields for money market funds, after deduction of Contract charges may be negative even though the fund's yield, before deducting for such charges, is positive. If You allocate a portion of Your Contract Value to a money market Sub-Account or participate in an Asset Allocation Program where Contract Value is allocated to a money market Sub-Account, that portion of Your Contract Value may decrease in value.



MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Underlying Fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectuses accompanying this prospectus.

-------------------------------------------------------------------------------


VOTING RIGHTS -- We currently vote shares of the underlying Funds owned by the Separate Account according to the instructions of Policy Owners. However, if the 1940 Act or any related regulations or interpretations should change and we decide that we are permitted to vote the shares of the underlying Funds in our own right, we may decide to do so. For Sub-Accounts in which You have invested as of the record date, we will notify You of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send You proxy materials and instructions for You to provide voting instruction. We will arrange for the handling and tallying of proxies received from You or other policy owners. If You give no instructions, we will vote those shares in the same proportion as shares for which we received instructions. As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a proposal subject to shareholder vote. We determine the number of Fund shares that You may instruct us to vote by applying a conversion factor to each policy owner's unit balance. The conversion factor is calculated by dividing the total number of shares attributed to each Sub-Account by the total number of units in each Sub-Account. Fractional votes will be counted. We determine the number of shares as to which the Policy Owner may give instructions as of the record date for a Fund's shareholder meeting.



SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- Subject to any applicable law, we may make certain changes to the Underlying Funds offered under Your Policy. We may, in our sole discretion, establish new Funds. New Funds may be made available to existing Policy Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger or liquidation.



We may eliminate the shares of any of the funds from the Policy for any reason and we may substitute shares of another registered investment company for shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to Your interest in a Fund will not be made until we have the approval of the SEC and we have notified You of the change.


In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Policy necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Policy Owner, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.


FEES AND PAYMENTS WE RECEIVE FROM FUNDS AND RELATED PARTIES -- We receive substantial fees and payments with respect to the Funds that are offered through Your Contract (sometimes referred to as "revenue sharing" payments). We consider these fees and payments, among a number of facts, when deciding to include a Fund that we offer through the Contract. All of the Funds on the overall menu make payments to Hartford or an affiliate. We receive these payments and fees under agreements between us and a Fund's principal underwriter transfer agent, investment adviser and/or other entities related to the Funds in amounts up to 0.55% of assets invested in a Fund. These fees and payments may include asset-based sales compensation and service fees under distribution and/or servicing plans adopted by Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. These fees and payments may also include administrative service fees and additional payments, expense reimbursements and other compensation. Hartford expects to make a profit on the amount of the fees and payments that exceed Hartford's own expenses, including our expenses of payment compensation to broker-dealers, financial institutions and other persons for selling the Contracts.


The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other funds (or available classes of shares) may have lower fees and better overall investment performance.

As of December 31, 2011, we have entered into arrangements to receive administrative service payments and/or Rule 12b-1 fees from each of the following Fund complexes (or affiliated entities): AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investments, American Variable Insurance Series & Capital Research and Management Company, Fidelity Distributors Corporation, Franklin Templeton Services, LLC, HL Investment Advisors, LLC, Invesco Advisors Inc., Lord Abbett Series Fund & Lord Abbett Distributor, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Morgan Stanley Distribution, Inc. & Morgan Stanley Investment Management & The Universal Institutional Funds, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., and Putnam Retail Management Limited Partnership.

We are affiliated with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the "HLS Funds") based on our affiliation with their investment advisers HL Investment Advisors, LLC and Hartford Investment Management Company. In addition to investment advisory fees, we, or our other insurance company affiliates, receive fees to provide, among other things, administrative, processing, accounting and shareholder services for the HLS Funds.


Not all Fund complexes pay the same amount of fees and compensation to us and not all Funds pay according to the same formula. Because of this, the amount of fees and payments received by Hartford varies by Fund and Hartford may receive greater or less fees and payments depending on the Funds You select. Revenue sharing payments and Rule 12b-1 fees did not exceed 0.50% and 0.35%, respectively, in 2011, and are not expected to exceed 0.50% and 0.35%, respectively, of the annual percentage of the average daily net assets (for instance,

22

-------------------------------------------------------------------------------


assuming that You invested in a Fund that paid us the maximum fees and You maintained a hypothetical average balance of $10,000, we would collect a total of $85 from that Fund). For the fiscal year ended December 31, 2011, revenue sharing payments and Rule 12b-1 fees did not collectively exceed approximately $5.8 million. These fees do not take into consideration indirect benefits received by offering HLS Funds as investment options.


THE FIXED ACCOUNT

The portion of the prospectus relating to the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. The Fixed Account is not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. The following disclosure about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.


The Fixed Account credits at least 2.0% per year. We are not obligated to, but may, credit more than 2.0% per year. If we do, such rates are determined at our sole discretion. Hartford does not guarantee that any crediting rate above the guarantee rate will remain for any guaranteed period of time. You assume the risk that, at any time, the Fixed Account may credit not more than 2.0%.


CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM


Before Your premium is allocated to the Sub-Accounts and/or the Fixed Account, we deduct a percentage from Your premium for a sales load and a premium tax charge. The amount allocated after the deductions is called Your Net Premium.


FRONT-END SALES LOAD


HARTFORD LIFE INSURANCE COMPANY AND HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a front-end sales load from each premium You pay. The current front-end sales load for all premiums is 4.25% in the first 5 Policy years and 0.25% in Policy years 6 plus. The front-end sales load may be used to cover expenses related to the sale and distribution of the policies. We reserve the right to charge a maximum of 5.75%. Under the Extended Value Option, The current front-end sales load is reduced to zero and the maximum is reduced to 1.50%.



TAX CHARGE -- We deduct a premium tax charge from each premium You pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of such charge generally is between 0% and 4%.


DEDUCTIONS FROM ACCOUNT VALUE


MONTHLY DEDUCTION AMOUNTS -- Each month we will deduct an amount from Your Account Value to pay for the benefits provided by Your Policy. This amount is called the Monthly Deduction Amount and equals the sum of:


-   the charge for the cost of insurance;

-   the monthly administrative charge;

-   the monthly per $1,000 charge;

-   the mortality and expense risk charge;

-   the charges for additional benefits provided by rider, if any.


We will deduct the Monthly Deduction Amount on a pro rata basis from each available Sub-Account and the Fixed Account unless You choose the Allocation of Charges Option.



ALLOCATION OF CHARGES OPTION -- You may provide us with written instructions to re-direct the deduction of Your policy's Monthly Deduction Amount charges that are assessed on a monthly basis to specified Sub-Account(s) and/or the Fixed Account. If You do not provide us with written instructions, or if the assets in any of the specified Sub-Accounts or the Fixed Account are insufficient to pay the charge as requested, the Monthly Deduction Amount will then be deducted on a pro rata basis from each available Sub-Account and the Fixed Account.


COST OF INSURANCE CHARGE -- The "cost of insurance" charge compensates the Company for providing insurance protection. It is deducted each month as part of the Monthly Deduction Amount and is designed to compensate the Company for the costs of paying death benefits.

The charge for the cost of insurance is equal to:

-   the cost of insurance rate per $1,000; multiplied by

-   the amount at risk; divided by

-   $1,000

On any Monthly Activity Date, the amount at risk equals the death benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.


Cost of insurance rates will be determined on each Policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in Your Policy, however, we reserve the right to use rates less than those shown in the table. The maximum rates that can be charged are on the Policy Specification pages of the contract. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states and markets) plus any flat extra amount assessed. The multiple will be based on the Insured's substandard rating.

-------------------------------------------------------------------------------


Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class and whose coverage have been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.



Because Your Account Value and death benefit amount may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date. The cost of insurance depends on Your policy's amount at risk. Items which may affect the amount at risk include the amount and timing of premium payments, investment performance, fees and charges assessed, rider charges, Policy loans and death benefit changes to the Face Amount.




MONTHLY ADMINISTRATIVE CHARGE -- We will assess a monthly administrative charge to reimburse us for administrative costs of Your Policy. The current monthly administrative charge is $7.50 per month for initial face amounts of $100,000 and above. The current charge for initial face amounts below $100,000 is $10 per month. The maximum monthly administrative charge is $10 per month.


MORTALITY AND EXPENSE RISK CHARGE


HARTFORD LIFE INSURANCE COMPANY AND HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a mortality and expense risk charge on each Monthly Activity Date from Your Account Value. During the first 10 Policy years, the current (the amount we are currently charging) and maximum mortality and expense risk charge is 0.0541% of Your Account Value in the Sub-Accounts. After the 10th Policy year there is no mortality and expense risk charge on a current basis. During Policy years 11 to 20, the maximum rate is 0.0333%. The maximum rate is 0.0208% of Your Account Value in the Sub-Accounts in Policy years 21 plus.


The mortality and expense risk charge compensates us for mortality and expense risks assumed under the policies. The mortality risk assumed is that the cost of insurance charges are insufficient to meet actual claims. The expense risk assumed is that the expense incurred in issuing, distributing and administering the policies exceed the administrative charges and sales loads collected. Hartford may keep any difference between cost it incurs and the charges it collects.


MONTHLY PER $1,000 CHARGE -- We deduct a charge from Your Account Value called the "Monthly Per $1,000 Charge" on each Monthly Activity Date. The Monthly per $1,000 charge compensates us for certain Policy administrative and sales expenses and costs we incur in marketing, underwriting and acquiring policy owners. The charge is assessed based on Your initial Face Amount and certain subsequent increases in Your Face Amount. The charge can be deducted for a period of up to:



-   5 years after You purchase Your Policy; and



- 5 years after an unscheduled increase in Your Face Amount, and each increase under the Cost of Living Adjustment Rider.


The total Monthly Per $1,000 Charge is equal to:

-   the applicable Monthly Per $1,000 rates; multiplied by

-   the applicable Face Amounts; divided by

-   $1,000.


The Monthly Per $1,000 Charge is individualized based on the Insured's initial Face Amount, Death Benefit option issue age or age at time of a Face Amount increase, sex and insurance class. The charge is on the Policy Specification pages of the contract. The Monthly Per $1,000 Charge compensates us for expenses incurred in issuing, distributing, and administering the policies.



SURRENDER CHARGE -- Surrender charges will be deducted from Your Account Value if You surrender Your Policy:


-   During the first 9 Policy years;


-   Within 9 years of an unscheduled increase in Your Face Amount; or



- Within 9 years of an increase in Your Face Amount under the Cost of Living Adjustment Rider, if elected.



Surrender Charges are not deducted during the first three Policy years if You add the Modification of Cash Surrender Value Endorsement at the time of Purchase.



- Under the Extended Value Option, the Surrender Charge period is increased from 9 to 19 years.



RIDER CHARGE -- If Your Policy includes riders, a charge applicable to the riders is made from the Account Value each month. The charge applicable to these riders is to compensate Hartford for the anticipated cost of providing these benefits and is specified on the applicable rider. For a description of the riders available, see "Your Policy -- Supplemental Benefits."


CHARGES FOR THE FUNDS

The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

24

-------------------------------------------------------------------------------

YOUR POLICY

CONTRACT RIGHTS


POLICY OWNER, OR "YOU" -- As long as Your Policy is in force, You may exercise all rights under the Policy while the Insured is alive and no beneficiary has been irrevocably named.



BENEFICIARY -- The beneficiary is the person You name in the application to receive any death benefit. You may change the beneficiary (unless irrevocably named) while the Insured is alive by notifying us in writing. If no beneficiary is living when the Insured dies, the death benefit will be paid to You, if living; otherwise, it will be paid to Your estate.



INSURED -- The Insured is the person on whose life the Policy is issued. You name the Insured in the application of the Policy. The Policy Owner must have an insurable interest on the life of the Insured in order for the Policy to be valid under state law and for the Policy to be considered life insurance for federal income tax purposes. An insurable interest generally exists when there is a demonstrable interest in something covered by an insurance Policy, the loss of which would cause deprivation or financial loss. There must be a valid insurable interest at the time the Policy is issued. If there is not a valid insurable interest, the Policy will not provide the intended benefits. Through our underwriting process, we will determine whether the Insured is insurable.



You may request to change the Insured's risk class to a more favorable class if the health of the Insured has improved or if the Insured no longer uses nicotine. Upon providing us satisfactory evidence, we will review the risk classification. If we grant a change in risk classification, only future cost of insurance rates will be based on the more favorable class and all other contract terms and provisions will remain as established at issue. We will not change a risk class on account of deterioration of Your health.



ASSIGNMENT -- You may assign Your Policy. Until You notify us in writing, no assignment will be effective against Your Policy. We are not responsible for the validity of any assignment.



STATEMENTS -- We will send You a statement at least once each year, showing:


-   the current Account Value, Cash Surrender Value and Face Amount;


- the premiums paid, monthly deduction amounts and any loans since Your last statement;


-   the amount of any Indebtedness;


-   any notifications required by the provisions of Your Policy; and



- any other information required by the Insurance Department of the state where Your Policy was delivered.



CHANGE OF ADDRESS -- It is important that You notify us if You change Your address. If Your mail is returned to us, we are likely to suspend future mailings until an updated address is obtained. In addition, we may rely on third parties, including the US Postal Service, to update Your current address. Unless preempted by ERISA, failure to give us a current address may result in payments due and payable on Your life Policy being considered abandoned property under state law, and remitted to the applicable state.




RIGHT TO EXAMINE A POLICY -- You have a limited right to return Your Policy for cancellation. You may deliver or mail the Policy to us or to the agent from whom it was purchased any time during Your free look period.


FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY:


Your free look period begins on the day You get Your Policy and ends ten days after You receive it. If You properly exercise Your free look, the Policy will be rescinded and We will pay an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account.


FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY:


Your free look period begins on the day You receive Your Policy and ends ten days after You receive it (or longer in some states). If You properly exercise Your free look, the Policy will be rescinded and We will pay You an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account. The state in which the Policy is issued determines the free look period. You should refer to Your Policy for information.



ISSUE FIRST(R) (HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES ONLY) -- The Issue First(R) life insurance submission process can provide immediate insurance coverage provided the proposed Primary Insured ("Insured") meets all of the Conditions for Coverage described in the Issue First(R) Binding Premium Receipt. Once all of the Conditions for Coverage are met and eligibility for Issue First(R) is confirmed, we will issue the Policy at the rate class applied for and mail it directly to You. Hartford will then complete full underwriting and You will receive a Policy Endorsement that reflects the final rate class, at which time You may accept the final approved rate class (additional premium may be necessary) or exercise Your free look and receive a full refund of premiums. Your free look period ends 10 days after (or longer in some states) You receive the Policy Endorsement with Your final rate class. The variable investment options will become available at the end of the free look period. Issue First(R) is only available on new

-------------------------------------------------------------------------------


policies, and does not apply to Face Amount increases or decreases. There is no charge for this feature.


CONDITIONS FOR COVERAGE

Coverage will become effective under the Issue First(R) Binding Premium Receipt when each and every condition set forth below is satisfied, and the Binding Premium Receipt ("Receipt") is signed by the owner (and Insured, if different).

1.   Answers "No" to each of the questions 1 through 8 on the Receipt;

2.   All answers to each question are correct, complete and true;

3. The total death benefit amount as applied for in the application together with the total death benefit amount under any other policies applied for or in-force with Us or any affiliate company on the life of the Primary Insured, is less than $2,000,000;

4. A standard long form application and illustration have been completed as of the same date the Receipt and signed;

5. The applied for Policy is not an "employer-owned life insurance contract" under Internal Revenue Code Section 101(j);


6. We receive no less than the first Modal Premium for the mode selected on the Application.


If death of the Insured occurs while the Binding Premium Receipt is in effect, we will pay the death benefit to the designated beneficiary according to Policy provisions (deaths occurring during the first two Policy years are subject to routine contestability reviews).

LIMITATIONS OF COVERAGE UNDER THE BINDING PREMIUM RECEIPT

1. The Binding Premium Receipt provides coverage only for the Primary Insured. It does not provide coverage for any other proposed Insureds, including, but not limited to, other proposed Insureds under term insurance riders and child riders;


2. For survivorship policies, the Binding Premium Receipt only provides coverage upon the death of the last surviving Insured;


3. The Binding Premium Receipt does not provide coverage if a Proposed Insured is age 66 or older on his/her birthday nearest the date the Receipt is signed;

4. The Binding Premium Receipt provides coverage in the event of death of the Primary Insured. It does not provide any coverage for other benefits which may be applied for, including but not limited to, accelerated death benefits, disability income benefits, or accidental death benefits;

5. There is no coverage under the Binding Premium Receipt if the Primary Insured dies by suicide. In such event, Our liability will be limited to a refund of the total premium paid for the Policy; and


6. Material misrepresentations or fraud in the answers to the questions in the Receipt or in the Application or if We determine that insufficient insurable interest exists in the life of the Insured based on Our underwriting guidelines, will invalidate the Receipt and may be the basis for denial of benefits under, or rescission of, the Receipt and the applied for Policy. In this event, Our liability will be limited to a refund of the total premium paid for the Policy.


BENEFITS WILL NOT BE PAID BOTH UNDER THE BINDING PREMIUM RECEIPT AND UNDER THE APPLIED FOR POLICY. IF BENEFITS ARE PAYABLE UNDER THIS BINDING PREMIUM RECEIPT, THEN NO BENEFIT RELATING TO THE DEATH OF THE PRIMARY INSURED WILL BE PAYABLE UNDER THE APPLIED FOR POLICY.

WHEN THE BINDING PREMIUM RECEIPT TERMINATES

If the Binding Premium Receipt becomes effective, coverage under the Receipt will terminate on the earliest of the following to occur:

1. the date the Policy takes effect, in which case Your initial premium payment will be applied to the Policy as of the policy's effective date;

2. the date of death of the covered Primary Insured, in which case We will pay the death benefit to the beneficiary designated in the Application;

3. the date We mail a notice of termination of this Receipt to the Proposed Policy Owner at the address set forth in the Application;

4. the date We receive Your written request to terminate coverage under this Receipt; or


5.   14 days after the date this Receipt is signed by You.


In the case of 3, 4, and 5 above, Our liability will be limited to a refund of the total premium paid for the Policy.

On the Date of Issue of the Policy, coverage under the Binding Premium Receipt will terminate. In addition, our underwriting review of the Insured has not yet been completed by Us and any Riders for other benefits applied for on the Application for Life Insurance ("Application") and not shown in the Additional Benefits and Riders section of the Policy have not yet been issued by Us.

FINAL UNDERWRITING DETERMINATION


Upon completion of Our underwriting review, if We have not terminated Your Policy, We will issue a Policy Endorsement reflecting the Insured's final Insurance Class. The Policy Owner is charged for coverage based on the final underwriting determination starting from the date coverage began. The Policy Endorsement will reflect any other changes to the Policy that are required based on our final underwriting determination, including but not limited to, Cost of Insurance and other Policy charges, Initial Face Amount, Death Benefit Option, and any No Lapse Guarantee Premium. The Policy Endorsement will also include any other changes in coverage

26

-------------------------------------------------------------------------------

from that applied for on the Application as requested by You, such as changes in Planned Premium, Initial Face Amount, or Death Benefit Option. In addition, any applied-for Riders approved by Us and not shown in the Additional Benefits and Riders section of the Policy will be issued by Us at this time. Additional premium may be required upon delivery of the Policy Endorsement.

OTHER POLICY TRANSACTIONS


Policy Loans, Withdrawals or any option to continue the Policy as reduced paid up will not be available during Our underwriting review until the date We receive in Good Order Your acceptance of the Policy Endorsement described above and all other necessary delivery requirements. The variable investment options become available at the end of the free look period.


POLICY TERMINATION

The Policy will terminate on the earliest of the following events:

1. 120 days after the Policy's Date of Issue if a required and requested medical exam, lab test, application interview, medical report, or any other requested underwriting requirement, has not been received by Us;

2. the date We mail You a Policy termination notice due to Our determination that insufficient insurable interest exists in the life of the Insured;

3.   the date the Right To Examine Policy provision is exercised by You;

4.   Your surrender of the Policy;

5. the end of the Policy Grace Period when premiums sufficient to keep the Policy from terminating are not paid;

6. forty-five days after We send to You the Policy Endorsement described in this Amendment if we have not received Your signed acceptance of such Endorsement; or

7.   the date the Insured dies.

In the case of Policy Termination as described in 1, 2 and 6 above, Our liability will be limited to a refund of the total premiums paid for the Policy. In the case of Policy Termination as described in 3 above, Our liability will be limited as described in the Right to Examine Policy provision on Page 1 of the Policy Amendment.

No insurance producer or other company representative may waive or modify the answer to any question in the Application or modify the terms or conditions of this Receipt.

REPLACEMENTS

A "replacement" occurs when a new Policy is purchased and, in connection with the sale, an existing Policy is surrendered, lapsed, forfeited, assigned to another insurer, otherwise terminated or used in a financial purchase. A "financial purchase" occurs when the purchase of a new life insurance Policy or annuity contract involves the use of money obtained from the values of an existing life insurance Policy or annuity contract through withdrawal, surrender or loan.


There are some circumstances where replacing Your existing life insurance Policy can benefit You. However, there are many circumstances where a replacement will not be in Your best interest. You should carefully review the costs, benefits and features of Your existing life insurance Policy against a proposed Policy to determine whether a replacement is in Your best interest.


OTHER POLICY PROVISIONS

INCONTESTABILITY -- We cannot contest the Policy after it has been in force, during the Insured's lifetime, for two years from its Date of Issue, except for non-payment of premium.

Any increase in the Face Amount for which evidence of insurability was obtained, will be incontestable only after the increase has been in force, during the Insured's lifetime, for two years from the effective date of the increase.

The Policy may not be contested for more than two years after the reinstatement date. Any contest We make after the Policy is reinstated will be limited to material misrepresentations in the evidence of insurability provided to Us in the request for reinstatement. However, the provision will not affect Our right to contest any statement in the original application or a different reinstatement request which was made during the Insured's lifetime from the Date of Issue of the Policy or a subsequent reinstatement date.

SUICIDE EXCLUSION -- If, within two years from the Date of Issue, the Insured dies by suicide, while sane or insane, Our liability will be limited to the premiums paid less Indebtness and less any withdrawals.

If, within two years from the effective date of any increase in the Face Amount for which evidence of insurability was obtained, the Insured dies by suicide, while sane or insane, Our liability with respect to such increase, will be limited to the Cost of Insurance for the increase.

POLICY LIMITATIONS

ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT -- You may allocate amounts to a maximum of twenty (20) investment choices including the Sub-Accounts and Fixed Account.


TRANSFERS OF ACCOUNT VALUE -- You may transfer amounts among the Fixed Account and the Sub-Accounts subject to a charge described below. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by Your authorized agent of record or by other authorized representative. Telephone transfers may not be permitted in some states. We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

-------------------------------------------------------------------------------


CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?


You may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?


A Sub-Account transfer is a transaction requested by You that involves reallocating part or all of Your Account Value among the underlying Funds available in Your Policy. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order at our Designated Address. Otherwise, Your request will be processed on the following Valuation Day. We will send You a confirmation when we process Your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.



WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?


Many Policy Owners request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Policy Owners allocate Premium Payments to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that Underlying Fund we would need to sell to satisfy all Policy Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Premium Payments allocated to that Sub-Account and determine how many shares of that Underlying Fund we would need to buy to satisfy all Policy Owners' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in our variable life policies are also available as investment options in variable annuity contracts, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and Policy Owners in these other products engage in similar transfer transactions.


We take advantage of our size and available technology to combine sales of a particular Underlying Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular Underlying Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the price You pay for or receive upon the purchase or sale of an investment option. This means that we sometimes reallocate shares of an Underlying Fund rather than buy new shares or sell shares of the Underlying Fund.


For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that Underlying Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Policy Owners and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same Underlying Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

ARE THERE ANY CHARGES FOR TRANSFERS AMONG SUB-ACCOUNTS?


Under the Policy, we have the right to assess an Administrative Transfer Fee of up to $25 per transfer after the first transfer You make in any month. We are currently not assessing Administrative Transfer Fees.



WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?



FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We limit each Policy Owner to one Sub-Account transfer request each Valuation Day. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, You cannot transfer the same Account Value more than once a Valuation Day.


For Example:


- If the only transfer You make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.



- If, however, on a single day You transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however You chose), that day's transfer activity would count as one Sub-Account transfer.



- Likewise, if on a single day You transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however You chose), that day's transfer activity would count as one Sub-Account transfer.



- Conversely, if You have $10,000 in Account Value distribution among 10 different Sub-Accounts and You request to transfer the Account Value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.



- However, You cannot transfer the same Account Value more than once in one day. That means if You have $10,000 in a Money Market Fund Sub-Account and You transfer all $10,000 into a Stock Fund Sub-Account, on that same day You could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.



SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH POLICY YEAR (THE "TRANSFER RULE") BY U.S. MAIL, VOICE RESPONSE UNIT, INTERNET, TELEPHONE, SAME DAY MAIL OR COURIER SERVICE. Once You have reached the maximum number of Sub-Account transfers, You may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet, same day mail service or telephone transfer requests will not be honored. We may, but are not obligated to,

28

-------------------------------------------------------------------------------


notify You when You are in jeopardy of approaching these limits. For example, we may send You a letter after Your 10th Sub-Account transfer to remind You about the Transfer Rule. After Your 20th transfer request, our computer system will not allow You to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send Your Sub-Account transfer request by U.S. Mail or overnight delivery service.



We reserve the right to aggregate Your Contracts (whether currently existing or those recently surrendered) for the purposes of enforcing these restrictions.


The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on an Underlying Fund merger, substitution or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.


THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT
TRANSFERS. You should not purchase this Policy if You want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Policy if You plan to engage in "market timing," which includes frequent transfer activity into and out of the same Underlying Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of an Underlying Fund. Even if You do not engage in market timing, certain restrictions may be imposed on You, as discussed below:


UNDERLYING FUND TRADING POLICIES


Generally, You are subject to Underlying Fund trading policies, if any. We are obligated to provide, at the underlying Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist underlying Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading Policy. In certain instances, we have agreed to assist an Underlying Fund, to help monitor compliance with that Fund's trading Policy.



We are obligated to follow each underlying Fund's instructions regarding enforcement of their trading Policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning You from making Sub-Account transfers into an Underlying Fund or other funds within that fund complex. We are not authorized to grant exceptions to an underlying Fund's trading Policy. Please refer to each underlying Fund's prospectus for more information. Transactions that cannot be processed because of Fund trading policies will be considered not in good order.


In certain circumstances, Underlying Fund trading policies do not apply or may be limited. For instance:

- Certain types of financial intermediaries may not be required to provide us with shareholder information.

- "Excepted funds" such as money market funds and any Underlying Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of Policy. This type of Policy may not apply to any financial intermediary that an Underlying Fund treats as a single investor.

- A Fund can decide to exempt categories of Policy Owners whose Policies are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Policy; or (iv) as a result of payments such as loan repayments, scheduled Premium Payments, scheduled withdrawals or surrenders, retirement plan Premium Payments.

POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

- Since we net all the purchases and redemptions for a particular Underlying Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of underlying Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

- Our policies apply only to individuals and entities that own or are Policy Owners under this Policy. However, the underlying Funds that make up the Sub-Accounts of this Policy are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

- In some cases, we are unable to count the number of Sub-Account transfers requested by group annuity participants co-investing in the same Funds ("Participants") or enforce the Transfer Rule because we do not keep Participants' account records for a Contract. In those cases, the Participant account records and Participant Sub-Account transfer information are kept by such owners or its third party service provider. These owners and third party service providers may provide us with limited information or no information at all regarding Participant Sub-Account transfers.


HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?


We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by an Underlying Fund as a result of increased transaction costs and lost investment

-------------------------------------------------------------------------------


opportunities typically associated with maintaining greater cash positions. This can adversely impact Underlying Fund performance and, as a result, the performance of Your Policy. This may also lower the Death Benefit paid to Your Beneficiary.


Separate Account investors could be prevented from purchasing Underlying Fund shares if we reach an impasse on the execution of an underlying Fund's trading instructions. In other words, an Underlying Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and The Hartford can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading Policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Policy Owner to provide the information. If the Policy Owner does not provide the information, we may be directed by the Fund to restrict the Policy Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Policy will also be precluded from further purchases of Fund shares.


LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program, any transfers from the Fixed Account must occur during the 30-day period following each Policy anniversary, and, the maximum amount transferred may not exceed the greater of: a) $1,000, b) 20% of the accumulated value in the Fixed Account on the transfer date, or c) the amount transferred from the Fixed Account in the prior year. As a result of these restrictions, it can take several years to transfer amounts from the Fixed Account to the Sub-Accounts.



TRANSFERS TO THE FIXED ACCOUNT: ADDITIONAL OPTIONS AVAILABLE TO POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY -- Amounts may be transferred among the Sub-Accounts to the Fixed Account at any time. For policies issued by Hartford Life Insurance Company, there are some additional options regarding the Fixed Account. At any time You may transfer all amounts in the Sub-Accounts to the Fixed Account and apply the Cash Surrender Value to purchase a non-variable paid-up life insurance Policy, as long as the Policy is in effect. A non-variable paid-up life insurance Policy is a life insurance Policy (that is not variable universal life insurance) where the cash value in the Policy will be enough so that no premiums are required to maintain coverage for a certain period of time. You may also transfer amounts in the Sub-Accounts to the Fixed Account if a material change is made in the investment Policy of the Separate Account and You object to the change. Lastly, You may transfer amounts in the Sub-Accounts to the Fixed Account during the first 18 months after Your Policy is issued, if Your Policy is in effect (Hartford Life Insurance Company Policies
Only).



DEFERRAL OF PAYMENTS -- State law allows us to defer payment of any Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months from the date of the request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. If we defer payment for more than 30 days, we will pay You interest. For policies issued in New York, if we defer payment for more than 10 days, we will pay You interest.


CHANGES TO CONTRACT OR SEPARATE ACCOUNT

MODIFICATION OF POLICY -- The only way the Policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

OTHER BENEFITS


ENHANCED RATE DOLLAR COST AVERAGING (EDCA) PROGRAM At times, we may offer an Enhanced Rate DCA Program where You can earn a fixed rate of interest on initial premiums (including 1035 premiums) allocated to a segment of the Fixed Account over a period of 6 Months. Under the 6 Month Program, the initial premium payment (including premiums received in conjunction with a 1035 exchange) will earn a fixed rate (the rate will not change) for 6 months. The 6 month period begins on the monthly activity date after We receive the initial premium and after the free look period has expired. During the 6 month period, You must transfer these amounts into Your selected "EDCA Target Investment Options" (excluding the Fixed Account option). You will select Your EDCA Target Investment Options when You enroll in the program. The EDCA Target Investment Options may be the same as Your premium allocation instructions.



The interest earned under an Enhanced Rate DCA Program may be different from the interest earned on value allocated to the Fixed Account option. The interest rate under the Enhanced Rate DCA Program may also vary depending on when You purchased Your Policy and/or enrolled in the program. You may elect to terminate Your participation in the Enhanced Rate DCA Program at any time by notifying Us. Upon cancellation, all the amounts remaining in the Program will be immediately transferred to the EDCA Target Investment Options unless Your notify us with alternative allocation instructions.

30

-------------------------------------------------------------------------------


Please consult Your registered representative to determine which programs are currently available and to obtain the program enrollment documents that contain additional information about the program. We may discontinue offering the Enhanced Rate DCA Program at anytime.



DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate Your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. The DCA program allows You to regularly transfer an amount You select from the Fixed Account or any Sub-Account into a different Sub-Account. Amounts will be transferred monthly to the other investment options in accordance with Your allocation instructions. The dollar amount will be allocated to the investment options that You specify, in the proportions that You specify. If, on any transfer date, Your Account Value allocated to the Dollar Cost Averaging program is less than the amount You have elected to transfer, Your DCA program will terminate.



You may cancel Your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.



The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows You to take advantage of market fluctuations. Since the same dollar amount is transferred to Your selected investment options at set intervals, the DCA program allows You to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against investment loss.


STATIC ASSET ALLOCATION MODELS


This feature allows You to select Your portfolio of Funds based on Your risk tolerance, time horizon and investment objectives. Based on these factors, You can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under Your Policy ("model portfolios"). These model portfolios are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. We make available educational information and materials (e.g., pie charts, graphs, or case studies) that can help You select a model portfolio, but we do not recommend models or otherwise provide advice as to what model portfolio may be appropriate for You.



You choose how much of Your Account Value You want to invest in this program. You can also combine this program with the Dollar Cost Averaging Program (subject to restrictions). Your investments under the program will be rebalanced at the specified frequency (quarterly, semi-annual or annual) You choose to reflect the model portfolio's original percentages, thereby eliminating imbalances resulting from market movements and/or partial Surrenders. We have no discretionary authority or control over Your investment decisions. These model portfolios are based on then available Funds and do not include the Fixed Account. You may participate in only one model portfolio at a time.



You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the model portfolios, and we will not reallocate Your Account Value based on those updates. Information on updated model portfolios may be obtained by contacting Your Financial Professional. Investment alternatives other than these model portfolios are available that may enable You to invest You Account Value with similar risk and return characteristics. When considering a model portfolio for Your individual situation, You should consider Your other assets, income and investments in addition to this Policy.



ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which You customize Your Sub-Accounts to meet Your investment needs. You select the Sub-Accounts and the percentages You want allocated to each Sub-Account. Based on the frequency You select, Your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time.



IMPACT OF FUND CHANGES ON DCA PROGRAM, ASSET ALLOCATION PROGRAM AND ASSET REBALANCING PROGRAM -- Certain Fund changes may impact these programs. If a Fund (merging Fund) contained in one of these programs merges into another Fund (surviving Fund) and we do not receive alternative instructions from You, we will automatically replace the merging fund with the surviving fund for each of the programs. If a Fund contained in one of these programs is liquidated, unless other instructions are received, we will automatically move the Policy value of the liquidated fund to the current money market fund for each of these programs.




OPTIONAL SUPPLEMENTAL BENEFITS -- You may add additional benefits to Your Policy by electing one or more of the riders described below. Some riders involve additional costs that depend on the age, sex, and risk class of the Insured, and the level of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider. The guarantees and benefits under the Policy are based on the claims paying ability of the insurance company. Policy Owners should consult with their financial representative before purchasing optional supplemental benefits.



EXTENDED VALUE OPTION -- If You elect this option You can expect to have higher account values than You would have had for a given level of premium because Your sales load will be reduced. However, Your cash surrender values will be less because the surrender charges will be increased and the period that the surrender charges apply will be increased from 9 years to 19 years. The Extended Value Option can only be elected at Policy issue, once elected it cannot be removed from the Policy. Election of the Extended Value Option impacts the amount of sales commission Your agent gets paid.


GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER ("GMAB") -- This rider, subject to the conditions described in the rider, guarantees that Your Account Value on the last day

-------------------------------------------------------------------------------


of the GMAB Period (Benefit Date), will be at least equal to Your premiums paid (as adjusted for withdrawals and face decreases). The Benefit Date is typically the last day of Your No-Lapse Guarantee Period. If the Account Value on the Benefit Date is less than the Benefit Amount as calculated on that date, the Account Value will be increased by an amount equal to the difference between the Account Value and the Benefit Amount. The amount by which the Account Value is increased will be allocated to the Sub-Account(s) shown in Your Policy (typically the Money Market Sub-Account) on the Valuation Day immediately following the Benefit Date and will be subject to market fluctuation. The ultimate value of this amount will be based on the accumulation unit values next calculated after the amount has been allocated to Your Policy. However, if we receive a Good Order request to surrender the Policy as of the Benefit Date, Your Cash Surrender Value will be increased by the difference between the Account Value and Benefit Amount (as adjusted for withdrawals, and FACE AMOUNT decreases) as of the Benefit Date. The rider has no cash value.



The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in Your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.



The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in Your Policy Specifications Page.



This rider is generally only available at Policy issue to Insureds issue ages 20 to 60 with a standard or better non-nicotine underwriting class or to Insureds issue ages 20 to 55 with a standard or better nicotine underwriting class with initial Face Amount between $100,000 and $5,000,000. If You purchase the Guaranteed Minimum Accumulation Benefit Rider, then the Guaranteed Minimum Death Benefit Rider will not be available for purchase.


- There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.


- There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide You notification if Your rider fails this test and the amount of premium required to prevent the rider from terminating. In any Policy Year, we may limit Premium payments to no greater than 200% of the annualized Monthly Rider Premium. Any excess Premium will be refunded to You.



- Withdrawals (does not include Policy Loans) made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and Face Amount decreases impact the Benefit Amount.



- We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that You allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations. Restrictions apply to all policyholders that hold the rider.



- The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify You of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the Insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)


- The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the GMAB Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the Policy was not in force. Rider fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.


GUARANTEED PAID-UP DEATH BENEFIT RIDER ("GMDB") -- This rider, subject to the conditions described in the rider, gives You the option to continue Your Policy as a Paid-Up Life Insurance Policy (Paid-Up Policy) at the end of the Rider Guarantee Period (Benefit Date). A Paid-Up Policy is a Policy that does not require any additional premium to be paid to support the death benefit. The Benefit Date is shown in the Additional Benefits and Riders section of the Policy Specifications and is typically the last day of Your No-Lapse Guarantee Period. The Paid-Up Policy will have a Death Benefit at least equal to the greater of:


- Gross premiums paid, including 1035 premium, minus rider benefit reductions due to withdrawals and decreases, or

- A death benefit based on a Net Single Premium equal to Account Value minus Indebtedness, 2001 CSO, and 5% interest.


The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in Your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.

32

-------------------------------------------------------------------------------


The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in Your Policy Specifications Page.



This rider is generally only available at Policy issue to Insureds issue ages 20 to 60 with a standard or better non-nicotine underwriting class or to Insureds issue ages 20 to 55 with a standard or better nicotine underwriting class with initial Face Amount between $100,000 and $10,000,000. If You purchase the Guaranteed Minimum Death Benefit Rider, then the Guaranteed Minimum Accumulation Benefit Rider will not be available for purchase.


- There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.


- There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide You notification if Your rider fails this test and the amount of premium required to prevent the rider from terminating.



- Withdrawals made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and Face Amount decreases impact the Benefit Amount.



- We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that You allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations.



- The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify You of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You, to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the Insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)


- The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the Rider Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the Policy was not in force. Rider fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.

- We will notify You at least 60 days prior to the Benefit Date of Your option to continue the Policy as a Paid-Up Policy. We must receive Your request to exercise this option within such 60-day period. Upon Our receipt of Your request to exercise this option, We will continue the Policy as a Paid-Up Policy effective as of the Benefit Date. In the absence of any instructions from You to exercise the Rider Benefit, the Policy will continue with no modifications to its terms and conditions and this Rider will terminate on the Benefit Date, except as described in the next bullet. In addition, this Rider, and any other Riders attached to the Policy, will terminate. We will notify You if this occurs.

- If, on the Benefit Date, the Policy is being kept inforce by the No Lapse Guarantee provision, We will AUTOMATICALLY continue the Policy as a Paid-Up Policy with a Death Benefit equal to the Benefit Amount as calculated on the Benefit Date as described above.

- The Death Benefit of the Paid-Up Policy will be at least equal to the sum of the total Premiums received by Us as of the Benefit Date, adjusted by Indebtedness and any Withdrawals or Decreases in Face Amounts made under the Policy as of that date, or an amount calculated using the Account Value, minus Indebtedness, as a net single premium as of the Benefit Date at the then Attained Age of the Insured based on 5% interest, if greater.

- Subsequent cash values of the Paid-Up Policy upon surrender will be based on the same mortality table used for the Policy to which this rider is attached as shown in the Policy Specifications and 5% interest. No loans or withdrawals will be allowed under the Paid-Up Policy. In addition, this Rider, and any other Riders attached to the Policy, will terminate.


ADDITIONAL INFORMATION ABOUT HOW WITHDRAWALS AND FACE AMOUNT REDUCTIONS WILL IMPACT THE BENEFITS OF THE GMAB AND THE GMDB RIDERS.


As discussed above, withdrawals and face reductions will reduce each rider's benefit and required premium while charges will continue. At the time of a withdrawal transaction, the rider benefit reduction and premium reduction are calculated as follows:

WITHDRAWALS

RIDERBENEFITREDUCTION(t) = [Gross Withdrawal amount / (Account Value(t) - Indebtedness(t))] x Benefit Amount, rounded to the nearest penny, where Account Value and Indebtedness are measured prior to the withdrawal, and the Benefit Amount is measured after all increases to benefit amount have been applied for that day.


RIDERPREMIUMREDUCTION(t) = (Decrease Amount / TotalFace) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.

-------------------------------------------------------------------------------

REDUCTIONS


RIDERBENEFITREDUCTION(t) = (Decrease Amount / TotalFace) x Benefit Amount, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Benefit Amount is measured before any increases to benefit amount have been applied for that day. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.



RIDERPREMIUMREDUCTION(t) = (Decrease Amount / TotalFace) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.



Here is an example of how a face decrease and a withdrawal transaction would reduce the Benefit Amount under the GMAB and required premium for a hypothetical 45 year old female (preferred non-nicotine risk class) with an initial Face Amount of $1,000,000 with death benefit option A and the following assumptions:


- GMAB is selected, with an annual premium requirement of 15,312 (1,276 monthly).

-   Paid 15,320 annually for 20 years

-   Decrease transaction: year 3, month 6 / decrease = 200,000

-   Withdrawal transaction: year 4, month 6 / withdrawal = 10,000

Face Decrease in year 3, month 6
Benefit Reduction = 200,000 / 1,000,000 x 45,960 = 9,192.00
New Benefit = 45,960 - 9,192 = 36,768

Required Premium Reduction = 200,000 / 1,000,000 x 1,276.00 = 255.20
New Required Premium Reduction. = 1,276.00 - 255.20 = 1,020.80
Withdrawal in year 4, month 6

Benefit Reduction = 10,000 / 54,732.35 x 52,088.00 = 9,516.86
New Benefit = 52,088.00 - 9,516.86 = 42,571.14

Required Premium Reduction = 10,000 / 800,000 x 1,020.80 = 12.76
New Required Premium. = 1,020.80 - 12.76 = 1,008.04

DISABILITYACCESS RIDER (A DISABILITY INCOME RIDER) -- This Rider will pay a Monthly Disability Benefit if the Insured is Totally Disabled from Sickness or Injury and is receiving Care from a Health Care Provider for such condition and otherwise satisfies the conditions in the Rider.


There is a Monthly Rider Charge (the charge is a dollar amount per $100 of monthly rider benefit) and a First Year Monthly Rider Issue Fee. This Rider is guaranteed renewable to the Policy anniversary date closest to the Insured's 65th birthday. We have the right to change (increase) the Monthly Rider Charge at anytime (we will notify You before the change takes place). Any such change will be filed and approved where required by the appropriate state insurance departments. Any change we make will be applied on a uniform basis for Insureds of the same Issue Age, Sex, Rider Insurance Class and the length of time coverage has been in-force, without regard to any change in the health status of the Insured. The maximum amount of benefits that may be paid under the Rider is called the Maximum Lifetime Disability Benefit and this amount will be shown in the Policy (the amount is generally equal to two years of monthly payments). This Rider is only available at Policy issuance.


Totally Disabled means the Insured, while Gainfully Working, suffered a disability resulting from Sickness or Injury and, as a result of such disability, the Insured is prevented from performing the Substantial and Material Duties of his or her Own Occupation. A Sickness is a physical or mental condition which first manifests itself while the Rider is in force. An Injury is a bodily Injury that results from an accident that occurs while the Rider is in force. Care means regular (in accordance with accepted medical practices) and personal treatment from a licensed Health Care Provider which is appropriate for the Injury or Sickness according to generally accepted medical standards. A Health Care Provider is a legally licensed physician or doctoral level psychologist acting within the scope of his or her license in the state of licensure. It cannot be You, the Insured, or Your or the Insured's family member, business partner or associate. Gainfully Working means being employed or self employed for monetary gain or reward in any type of business, trade or occupation (does not include hobbies). Substantial and Material Duties means those duties that are normally required to be performed at the Insured's Own Occupation and which can't be reasonably modified or omitted. Own Occupation is the Insured's usual Gainful Work which he/she was engaged in or performing for wage or salary, immediately prior to the date Total Disability began.

We will NOT pay a Monthly Disability Benefit for a Total Disability resulting from:

    1.   attempted suicide, or self-inflicted Injury, while sane or insane;

    2.   any act or incident of insurrection or war, declared or undeclared;

    3. participation in, or attempting to participate in, a riot or insurrection;

    4. service in the military forces full-time. Periods of military training of not more than 30 days will not be considered full time military service;

    5. commission of, or participation in the commission of, a felony or engaging in an illegal activity or occupation;

    6. flight in any aircraft if the Insured is a pilot or crew member, or a student pilot or crew member;

34

-------------------------------------------------------------------------------

    7. normal childbirth or pregnancy except for Total Disability due to complications of pregnancy. A complication of pregnancy means any disease, disorder, emergency non-elective cesarean section or condition whose diagnosis is distinct from pregnancy but is adversely affected by or caused by pregnancy and which requires physician-prescribed supervision. Conditions which are not complications include, but are not limited to, conditions, occurrences and procedures such as morning sickness; false labor; and physician-prescribed rest during the period of pregnancy; and similar conditions, occurrences and procedures associated with the management of a difficult pregnancy which do not constitute a categorically distinct complication of pregnancy;

    8. a Pre-Existing Condition if Total Disability starts during the first 2 years from this Rider's Issue Date, unless it is fully disclosed in the application and is not excluded from coverage by name or specific description;

    9. a condition or avocation which is excluded from coverage by Amendment to this Rider by name or specific description; or

    10. an injury or sickness incurred while the Insured is incarcerated in a penal or correctional institution.

  In addition, this Rider does not provide a Monthly Disability Benefit if the Insured or his/her Health Care Provider reside outside of the United States.

A Pre-Existing Condition is:

    1. a physical or mental condition for which the Insured was diagnosed or received (or was recommended to receive) medical or mental health care advice, care, or treatment within the 2 year period preceding the Rider Issue Date; or

    2. a physical or mental condition which produced symptoms which would cause an ordinary prudent person to seek diagnosis, medical mental health care advice, care, or treatment during the 2 year period preceding the Rider Issue Date.


The Monthly Disability Benefit is an amount that we will pay You at the end of each Month if the Insured is Totally Disabled from Sickness or Injury subject to the Maximum Lifetime Disability Benefit. The rider requires that the Insured be totally disabled and not engaged in any gainful work for 90 days prior to being eligible for benefit payments. This is the Waiting Period. The Waiting Period begins when the Insured is first treated by or has a consultation with a qualified health care provider for the sickness or injury causing the Total Disability. The 90 days of Total Disability do not have to be consecutive, but the Waiting Period must be satisfied within 120 days from when it began. Monthly benefit payments are not available nor do they accrue during the Waiting


We may require the Insured to be examined by a licensed Health Care Provider of Our choosing as often as is reasonable while a claim is pending or while You are receiving Monthly Disability Benefits under this Rider. We will pay the cost of any examinations that We require.

WHEN BENEFIT PAYMENTS END

We will continue to pay a Monthly Disability Benefit under this Rider until the first of the following to occur:

    1.   the Insured is no longer Totally Disabled;

    2.   the death of the Insured;

    3. total Monthly Disability Benefits paid under the Rider equal the Maximum Lifetime Disability Benefit shown in the Policy Specifications;

    4. We fail to receive from You Proof of Continued Total Disability in accordance with the provisions of this Rider; or

    5. the Rider terminates in accordance with any of the conditions listed in the Rider Termination provision.

However, if an Accumulation Period begins, or the Insured suffers a Recurrent and Continuous Disability, within one year immediately prior to the Rider Termination Date, the Insured will be eligible for Monthly Disability Benefits (provided the Conditions for Eligibility of Benefit Payments have been met) until the earlier of (a) the end of 12 months from the First Benefit Day (or the date the Monthly Disability Benefit resumes and begins to accrue for a Recurrent and Continuous Disability); or (b) until any of the events described in 1. through 4. above occur.

RECURRENT AND CONTINUOUS DISABILITY

If, within six months following the end of a previously covered Total Disability, the Insured becomes Totally Disabled due to the same or related Sickness or Injury that caused the (Continued) previous Total Disability, We will consider the previous Total Disability to be continuous. If this occurs, the Waiting Period will be deemed to be satisfied and the Monthly Disability Benefit will resume and begin to accrue as of the day the Insured was first treated by or had a consultation with a Health Care Practitioner for the Sickness or Injury causing the subsequent, but continuous, Total Disability. This provision will not apply beyond the Rider Termination Date.

CONCURRENT DISABILITY

If a Monthly Disability Benefit is being paid for a Concurrent Disability, the following will apply:

    1. such benefit will continue to be paid provided the Insured remains Totally Disabled due to at least one of the Injuries or Sicknesses causing the Concurrent Disability and none of the events described under When Benefits End has occurred;

    2. the Monthly Disability Benefit will be paid as if there is only one Injury or Sickness; and

    3. in no event will the Insured be considered to have more than one Total Disability at the same time.

-------------------------------------------------------------------------------

RIDER TERMINATION

This Rider will terminate on the first of the following to occur:

    1.   the date We receive Your request, In Writing, to terminate it;

    2. total Monthly Disability Benefits paid equal the Maximum Lifetime Disability Benefit shown in the Policy Specifications

    3.   the date the Policy matures or terminates;

    4.   the Rider Termination Date shown in the Policy Specifications; and

    5. the date on which all additional benefits provided by Rider are deemed to have terminated in accordance with any provision of the Policy.


WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If the Insured becomes totally disabled You may have a difficult time paying the life insurance premiums. Under this rider, we will credit the Policy with an amount specified in Your Policy until the Insured attains age 65, or at least two years, if longer. The rider automatically terminates after the Insured reaches attained age 65. The rider is only available at Policy issuance and there is a charge for this rider.




TERM INSURANCE RIDER -- You may purchase a Term Insurance Rider on Yourself as a base Insured or on Your family members. Under this Rider, we will pay the term life insurance benefit when the covered Insured dies, according to the terms of Your Policy and the Rider. You may elect this Rider when You purchase Your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this Rider. If Your Policy offers a No Lapse Guarantee, the Face Amount of the Term Insurance Rider is generally not covered by the No Lapse Guarantee.



In deciding whether to use the Term Insurance Rider as part of the total coverage under the Policy on the base Insured, You should consider the following factors regarding Your Policy's costs and benefits. If You choose to combine flexible permanent insurance coverage with a Term Insurance Rider on the life of the base Insured, the Rider provides additional temporary coverage at a cost that may be lower than if You purchased this term life insurance through a separate term life Policy and the policy's Cash Surrender Value available to You may be higher because there are no surrender charges associated with the Rider. Some Policy monthly charges do not apply to the Face Amount of the Term Insurance Rider, therefore, using Term Insurance Rider coverage on the base Insured may reduce the total amount of premium needed to sustain the total death benefit over the life of the Policy. Under some funding scenarios where the minimum death benefit insurance is increased to meet the definition of life insurance, the use of the Term Insurance Rider may have the effect of increasing the total amount of premium needed to sustain the total death benefit over the life of the Policy.



The compensation paid to Your representative may be lower when the Term Insurance Rider is included as part of Your total coverage than when Your total coverage does not include the Term Insurance Rider.



You may wish to ask Your representative for additional customized sales illustrations to review the impact of using Term Insurance Rider coveragein various combinations for Your insurance protection needs.



ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case You die by accident. Under this rider we will pay a specified amount when the Insured dies under accidental circumstances. You choose the level of coverage when You select the rider. The rider terminates following the Insured's 70th birthday.



DEDUCTION AMOUNT WAIVER RIDER -- The costs of Your Policy are deducted each month through the Monthly Deduction Amount. Under the Deduction Amount Waiver Rider, while the Insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep Your Policy inforce. Rider benefits are not available if Insured becomes disabled after age 65. Rider benefits may vary for individuals between the ages of 60 and 65. See Policy rider for more details.



COST OF LIVING ADJUSTMENT RIDER -- You may want Your life insurance coverage to keep pace with inflation. Under this rider, we will increase Your Face Amount without evidence of insurability on every second anniversary of the rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If You do not accept an increase, this rider is terminated and no future increases will occur. There is no charge for this rider.



CHILD INSURANCE RIDER -- This rider provides term life insurance coverage on all the eligible children of the Insured under the Policy. We will pay the term life insurance death benefit amount You elect under this rider upon receipt of due proof of death of an Insured child. To receive a death benefit, an Insured child must be more than 16 days old but not yet 25 years old. Requirements to become an Insured child are described in the rider. There is a per $1,000 charge for this rider that covers all the Insured children. This rider may not be available in all policies.



LIFEACCESS ACCELERATED BENEFIT RIDER -- In the event the Insured becomes Chronically Ill and is likely to need services for the remainder of the Insured's life, we will pay an accelerated death benefit to the owner up to 100% of the Death Benefit and any term amount. At Your request, the accelerated benefit will be paid in monthly payments or on an annual lump sum basis subject to certain limitations and satisfaction of eligibility requirements, including the Written Certification from a Licensed Health Care Practitioner. The certification must also state that the Insured is in need of services under a plan of care and that such services are likely to be needed for the rest of the Insured's life. THERE MAY BE ADVERSE TAX CONSEQUENCES IF YOU RECEIVE THE RIDER'S ACCELERATED DEATH BENEFIT. PLEASE REFER TO THE SECTION OF YOUR PROSPECTUS, SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER FOR MORE DETAILS.

36

-------------------------------------------------------------------------------


Insured will mean the person Insured by the Policy to which this Rider is attached whose Death Benefit is being accelerated.


Chronically Ill means an Insured has been certified by a Licensed Health Care Practitioner as the following:

1. being unable to perform (without Substantial Assistance from another individual) at least two Activities for Daily Living ("ADLs") for a period of at least 90 days due to a loss of functional capacity; or

2. requiring substantial supervision from another individual to protect such individual from threats to health and safety due to a severe Cognitive Impairment; AND

3. needing services pursuant to a Licensed Health Care Practitioner's Plan of Care as set forth in Written Certification or Re-certification.

Activities for Daily Living refer to basic human functional abilities which measure the Insured's ability for self care and to live independently without substantial assistance from another individual. These include bathing, continence, dressing, eating, toileting and transferring.

We may require the Insured to be re-examined at Our expense, by a licensed Health Care Provider of Our choosing prior to or during a Benefit Period to ensure that the Insured is Chronically Ill.

We will NOT provide an Accelerated Benefit when the Insureds' Chronic Illness is a result of any one of the events listed below:

-   attempted suicide or intentional self-inflicted injury while sane or insane,

-   any act or incident of insurrection or war, declared or undeclared,

- the Insured's participation in, or attempting to participate in, a felony, riot or insurrection,

-   alcoholism or drug addiction, or

- if the Insured's Licensed Health Care Practitioner resides outside of the United States.

Annual Lump Sum Option

You may elect to receive Your Monthly Benefit Amount as an annual lump sum prior to the start of each Benefit Period. The amount of the annual lump sum payment will equal the present value of the Monthly Benefit Amount payable for each month in the twelve-month period following (a) the date the first monthly benefit payment would otherwise be payable; or (b) the date of each subsequent Benefit Period. Each Monthly Benefit Amount payable will be discounted by a monthly rate, such rate derived from an annual interest rate, never to exceed the greater of (a) the current yield on ninety-day treasury bills; or (b) the current maximum statutory adjustable Policy loan interest rate. Such discount will apply prior to any pro-rata adjustment to the Monthly Benefit Amount payable for loan repayments. Only one annual lump sum payment will be made in any one twelve-month period.

Conditions for Eligibility of Benefit Payments

You are eligible to receive an Accelerated Benefit if the Policy and Rider are in force when all of the following requirements are met:

1.   We receive Your request, In Writing, for an Accelerated Benefit;

2. We receive from You Written Certification or Written Re-Certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill individual;

3. We complete, at Our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Provider of Our choice; and We receive copies of any relevant medical records from a health care provider involved in the Insured's care;

4. We receive consent, In Writing, of any assignee of record named under the Policy or any irrevocable beneficiary named under the Policy;

5. if this is a variable life Policy, You fulfill requirements, if any, regarding limitations on the availability of certain Sub-Accounts while receiving benefit payments; and

6.   the Insured is living at the time all of the above requirements are met.

When Benefit Payments End

We will continue to pay Accelerated Benefits under this Rider until the first of the following occur:


1. while the Insured is living, when the Insured no longer meets any one of the conditions for eligibility for benefit payments,


2.   we are notified to discontinue Accelerated Benefit payments,

3.   if any events listed under the Rider Termination occur.

Rider Termination

This Rider will terminate on the first of the following dates:

-   the date We receive Your request, In Writing, to terminate it,

-   the date You make a Withdrawal under the Policy during a Benefit Period,

-   the date the Policy terminates,

-   the date We receive notification, In Writing, of the death of the Insured,

-   the date the Lifetime Benefit Amount is exhausted, or

- the date on which all additional benefits provided by rider are deemed to have terminated according to the terms of any Termination and Maturity Date provision, Continuation

-------------------------------------------------------------------------------

  Beyond the Insured's Age 100 provision, or any other like provision of the Policy to which this rider is attached, unless You are receiving benefit payments under this Rider.

- For Hartford Life Insurance Company policies, the date We approve a request, In Writing, from You to accelerate the Death Benefit for reason of terminal illness of the Insured as may be provided under an accelerated death benefit rider attached to the Policy,


IN ADDITION, AS A CONDITION OF ELIGIBILITY FOR BENEFITS UNDER THE RIDER, WE MAY IMPOSE RESTRICTIONS OR LIMITATIONS ON THE AVAILABILITY OF CERTAIN INVESTMENT OPTIONS. WE WILL PROVIDE YOU PRIOR WRITTEN NOTICE OF ANY SUCH RESTRICTIONS OR LIMITATIONS AND YOU MAY TERMINATE THIS RIDER AT ANYTIME. THIS RIDER IS ONLY AVAILABLE AT POLICY ISSUANCE AND THERE IS A CHARGE FOR THIS RIDER.


Impact of Rider Benefits on Policy and Rider

Accelerating the Death Benefit under this Rider will impact the benefits and values under the Policy and Rider as described below.

After each benefit payment, the Lifetime Benefit Amount in effect immediately prior to such payment will be reduced by each Monthly Benefit Amount payable prior to any pro-rata reduction for loan repayments. In addition, each benefit payment will reduce the values and any no lapse guarantee premium in effect at the time of such payment when such values are multiplied by the following Reduction Ratio:

Reduction Ratio = 1 - (A / B)

Where:

A   =   is the monthly benefit payment, and
B   =   is the Eligible Amount immediately prior to a benefit payment.

The Policy's current values that are reduced by each benefit payment based on the Reduction Ratio are:

Face Amount

Amount of any term Insurance rider on the Insured

Account Value

Surrender Charges

Indebtedness

Monthly No Lapse Guarantee Premium

Cumulative No Lapse Guarantee Premium

Cumulative Premiums (paid to date)

If the Policy to which this Rider is attached is a variable life Policy, We will reduce amounts in the Fixed Account and each Sub-Account based on the proportion of the Account Value in the Fixed Account and each Sub-Account to the amount accelerated.


ACCELERATED DEATH BENEFIT RIDER FOR TERMINAL ILLNESS -- In the event the Specified Insured has a Diminished Life Expectancy of 12 months (24 months in some states) or less, You may request in writing, that we pay a single sum accelerated death benefit to You, subject to certain limitations and proof of eligibility. This accelerated payment of the death benefit can be any amount between $2,500 and $500,000, not to exceed the Benefit Percentage times the Eligible Amount. The sum of the Benefit You may request under this and any other policies issued by us on the life of an Insured may not exceed $500,000. Each request for payment must be accompanied by Proof of Diminished Life Expectancy. The maximum charge for this rider is $300 (one time charge when rider exercised).


Specified Insured will mean the Insured as shown in the Policy specification.

Your option to accelerate benefits under this Rider will be suspended while the death benefit is being so accelerated in accordance with any other accelerated death benefit rider that may be attached to the Policy. Any Policy benefit that is not payable in a single sum or that is payable due to accidental bodily injury or death is not subject to this Rider or to the calculation of the Benefit. Your option to accelerate benefits under this Rider will continue during any nonforfeiture, reduced paid-up or extended term period.

We will waive the cost of insurance and expense charges applicable to the Specified Insured's accelerated benefit. This accelerated payment of the death benefit is subject to the rights of any assignee of record or of any irrevocable beneficiary. They must consent, In Writing, before We will pay the Benefit.

The requested portion of the Eligible Amount will be subject to the following adjustments:

1. A 12-month discount, based on the Discount Rate, will apply to the requested portion of the Eligible Amount. This discount reflects the early payment of the proceeds under Your Policy.

2. If, on the date We approve Your request, there is a Policy loan outstanding and the acceleration relates to insurance on the life of the Insured under the base Policy, a reduction to the requested portion of the Eligible Amount will apply. This reduction serves to repay the Policy loan.

3. A deduction will be made for the administrative charge if We approve Your request.

The Benefit payable to You will be equal to the requested portion of the Eligible Amount as may be reduced by the maximums and limitations of this Rider minus 1, 2 and 3 above. Rather than having Your Benefit reduced by 3 above, You may elect to pay this amount directly to Us.

We reserve the right to obtain an independent medical examination and We retain the right to make final determination regarding eligibility for benefits.

Policy Lien

Accelerated death benefit payments made under this Rider are an advance of the Specified Insured's death benefit. We will establish a lien against that Specified Insured's death benefits if We pay benefits under this Rider. Upon payment of any accelerated death benefit, access to the portion of the Policy's cash value attributable to the Specified Insured is restricted to the

38

-------------------------------------------------------------------------------

excess of that cash value over the sum of any outstanding Indebtedness, applicable Surrender Charge and this lien. The amount of the lien will be equal to all benefits paid under this Rider. The lien will be removed once We pay the death benefit or on the Policy Adjustment Date. If You lapse or surrender the Policy before the Policy Adjustment Date, Your cash value will be reduced by the amount of the lien which applies to the cash value.

We will charge interest on the lien. Interest will accrue from the date of the accelerated payment to the earlier of the date the Policy terminates or the Policy Adjustment Date. We will add accrued interest to the lien at the time of Policy adjustment. The rate of interest charged will be equal to the Discount Rate.

Policy Adjustment

On the Policy Adjustment Date, We will adjust the Policy in order to satisfy the lien created by the accelerated death benefit payment. We will adjust the death benefit of the Specified Insured. The adjusted death benefit will be the death benefit before adjustment, less the amount of Policy lien, including interest created by the accelerated payment. Any Cash Value, Policy Value or Surrender Charge will be reduced in the same proportion that the Death Benefit was reduced. These reductions will be made on the Policy Adjustment Date.


If the Specified Insured is the Base Policy Insured and the lien equals 100% of the Death Benefit, the Policy will terminate, and any riders attached to the Policy that provide insurance on the life of any other person will be administered according to the rider provisions regarding the death of the Base Policy Insured. If the Specified Insured is an additional person Insured by a rider on the base Policy and the lien equals 100% of the Face Amount of the rider, the rider coverage applicable to the Specified Insured will terminate.


Exclusions

This Rider does not provide accelerated death benefits if the Specified Insured or his/her Physician reside outside the United States of America.

Rider Termination

This Rider will terminate at earliest of the following:

1.   when We receive Your request, in Writing, to cancel it;

2.   when the Policy terminates;

3.   on the Policy Adjustment Date.


OVERLOAN PROTECTION RIDER -- This rider gives You the option to continue Your Policy at a reduced death benefit with no further Monthly Deduction Amounts in the event Your Policy is in danger of default or termination due to excessive Indebtedness. You may elect the benefit under limited circumstances as described in the rider. Subject to the terms and limitations described in the rider, the rider guarantees the Policy will not go into default or terminate due to excessive Indebtedness. At the time You elect the benefit under the rider, a transaction charge will be deducted from Your Account Value. The maximum transaction charge is 7% of the Account Value.



There is a risk that the Internal Revenue Service could assert that the Policy has been effectively terminated when You exercise the Overloan Protection Rider and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. In addition, there is uncertainty about whether Indebtnedess should be treated as the deemed Cash Surrender Value for purposes of Section 7702 of the Internal Revenue Code. Currently, we do not treat Indebtedness as the Cash Surrender Value for purposes of Section 7702. You should consult a tax advisor before exercising the Overloan Protection Rider.


Riders may not be available in all states. This rider is only available at Policy issuance.


LONGEVITYACCESS RIDER (FOR HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES
ONLY) -- This rider is available at policy issue for Insureds between the ages of 18 and 75 with initial face amounts of $2,000,000 or less. There is an additional charge for this rider. This rider provides You with 3 benefits beginning on Your policy anniversary closest to the Insured's 90th birthday if You pass the Benefit Eligibility Test. The 3 benefits are:



1. A guarantee that You can take monthly withdrawals equal to 1% of Your lowest policy Face Amount since policy issue for 100 months regardless of what Your actual policy account value is. This benefit is called the Guaranteed Minimum Withdrawal Benefit (GMWB);



2. A guarantee that Your total death benefit will be at least equal to 10% of Your lowest policy Face Amount since policy issue regardless of the reductions to the Face Amount due to monthly GMWB withdrawals. This benefit is called the Residual Death Benefit; and



3. A guarantee that Your policy will not lapse regardless of what Your actual policy account value is. This benefit is called the Waiver of Cost Benefit.



BENEFIT ELIGIBILITY TEST -- The Test is met and the benefits provided by the rider are available if, on the date it is performed:



1.   The Account Value equals or exceeds the then current GMWB Target Value;



2. The Death Benefit Option is Death Benefit Option A (Level). If Your Death Benefit Option is not Option A You can change it to Option A in order to meet the test;



3.   There is no Indebtedness under the Policy;



4. 100% of the Account Value is allocated to the Fixed Account. If a portion of Your Account Value is allocated to a Sub-Account, You can transfer it to the fixed account in order to meet the test. The purpose of this investment restriction is to reduce volatility in investment performance once You begin receiving rider benefits. This investment restriction may reduce the returns on investments;

-------------------------------------------------------------------------------


5. No benefits resulting from chronic illness of the Insured under any accelerated death benefit rider or long term care rider attached to the Policy are owed to You or being processed by Us on that date; and



6. the date is not within a benefit period covered under an annual lump sum payment made to You as a result of chronic illness of the Insured under any accelerated death benefit rider attached to the Policy



The Benefit Eligibility Test will be performed for the first time on the policy anniversary closest to the Insured's 90th birthday and on subsequent Monthly Activity Dates until the test is met or the Rider terminates.



Once the test met, the benefits provided by the rider will continue to be available unless You request one of the following policy transactions:



1. You change Your Death Benefit option to something other than Death Benefit Option A (Level);



2.   You take a loan;



3.   You take cumulative withdrawals in a Policy Month that exceed the monthly
     GMWB.



4. We process a request to accelerate benefits due to the Insured's chronic illness under an accelerated death benefit rider or long term care rider attached to the Policy; or



5. We receive Your instructions to transfer all or a portion of the Account Value from the Fixed Account



If benefits become unavailable, We will perform the Benefit Eligibility Test on each subsequent Monthly Activity date, to see if benefits become available again, until the Test is met or the Rider terminates.



IMPORTANT DEFINITIONS USED IN THE RIDER:



BENEFIT ELIGIBILITY DATE: the first date on which Rider benefits may become available and the first date that the Benefit Eligibility Test is performed. The Benefit Eligibility Date is the Policy Anniversary closest to the Insured's 90th birthday.



BENEFIT BALANCE: the total amount of future withdrawals that are guaranteed to be available. At policy issue it is set equal to the initial Face Amount. Prior to the Benefit Eligibility Date, if the Face Amount is reduced then the Benefit Balance will be set equal to the reduced Face Amount. After the Benefit Eligibility Date, the Benefit Balance is the lesser of:



1. The Benefit Balance as of the prior Monthly Activity Date less any withdrawals taken under the Policy during the Policy Month; or



2.   The then current Face Amount.



GMWB TARGET VALUE: the minimum Account Value that is required in order to qualify for benefits under this Rider. The GMWB Target Value on the Benefit Eligibility Date is shown in the Policy.



IMPACT OF POLICY TRANSACTIONS ON RIDER



Certain transactions under the Policy prior to and on or after the Benefit Eligibility Date will impact the Rider as described below. We will send You new Policy Specification pages, or a Policy endorsement, which will reflect any changes that are affected by the requested transaction.



PRIOR TO THE BENEFIT ELIGIBILITY DATE:



FACE AMOUNT INCREASES OR DECREASES



Face Amount increases under the Policy will result in an increase in the GMWB Target Value. Face Amount decreases will result in a decrease in the GMWB Target Value and will cause the Benefit Balance to be reduced to the Policy's then current Face Amount on any Monthly Activity Date the Benefit Balance exceeds the Face Amount.



REQUESTED UNDERWRITING CLASS CHANGES



Underwriting class changes will result in an increase in future monthly rider rates and a decrease to the GMWB Target Value. Any change is based on such factors as the Insured's age, gender and insurance class at the time of the class change.



For example a policy issued with an underwriting class of standard non-nicotine on a male age 40 with a Face Amount of $100,000 and the LongevityAccess Rider. The table below demonstrates the increase in monthly maximum rider charge and decrease in GMWB Target Value for a representative Insured, if the Policy Owner applied for and received an underwriting class change to preferred plus non-nicotine in policy year 3.



                                                                      MONTHLY
                                                                      MAXIMUM           GMWB
$100,000 POLICY WITH THE                                               RIDER           TARGET
LONGEVITYACCESS RIDER                                                 CHARGE           VALUE
-------------------------------------------------------------------------------------------------------------
At policy issue for a standard non-nicotine underwriting               0.0166          $55,000
 class
After the underwriting class change to preferred plus                  0.0353          $51,000
 non-nicotine



RIDERS ON POLICY



Acceleration of a portion of the Death Benefit due to the Insured's chronic illness under any accelerated death benefit rider or long term care rider that may be attached to the Policy will cause the Benefit Balance to be reduced to the Policy's then current Face Amount on any Monthly Activity Date the Benefit Balance exceeds the Face Amount.



If other riders are added to the Policy or there are increases to benefits provided by riders attached to the Policy, the GMWB Target Value will increase if the charges for such riders extend beyond the Benefit Eligibility Date. If other riders are removed from the Policy or there are decreases to benefits provided by riders attached to the Policy the GMWB Target Value will decrease if the charges for such riders extend beyond the Benefit Eligibility Date.

40

-------------------------------------------------------------------------------


ON OR AFTER THE BENEFIT ELIGIBILITY DATE:



MONTHLY WITHDRAWALS LESS THAN THE GMWB



While the benefits are available, You may withdraw less than the GMWB in a policy month, subject to Our minimum rules then in effect. Withdrawing a lesser amount could extend the period for which You can take monthly withdrawals.



MONTHLY WITHDRAWALS IN EXCESS OF THE GMWB



While the benefits are available, You may withdraw more than the GMWB in a policy month. However, withdrawing a greater amount will cause the monthly GMWB to be reset as described below and will require the Benefit Eligibility Test to be performed and met in order for the Benefits provided by the rider to be available in the future.



GMWB RESET



The monthly GMWB will be reset on a Monthly Activity Date after the Benefit Eligibility Date when any of the following occur in the previous Policy Month:



1.   Cumulative withdrawals in a Policy Month exceed the monthly GMWB;



2. Withdrawals are taken in a Policy Month that the rider benefits are not available;



3.   The Policy's Face Amount is decreased at Your request; or



4. A portion of the Death Benefit is accelerated under any accelerated death benefit rider or long term care rider that may be attached to the Policy.



The new monthly GMWB will equal 1% of the then current Benefit Balance



If the monthly GMWB exceeds the then current Benefit Balance, the monthly GMWB will be reset to equal the then current Benefit Balance. The Benefit Eligibility Test will be performed after the GMWB is reset and the eligibility test must be met in order for the benefits to be available.



GMWB TARGET VALUE RESET



The GMWB Target Value will be reset on a Monthly Activity Date when cumulative withdrawals in the previous Policy Month exceed the GMWB. The new GMWB Target Value will equal:



1.   The GMWB Target Value shown in Your Policy Specifications; divided by



2.   The Benefit Balance shown in Your Policy; multiplied by



3.   The current Benefit Balance after the withdrawal.



In Policy Months in which the rider benefits are available, the withdrawal benefit available under the policy is modified such that:



1.   the minimum withdrawal allowed is the lesser of $500 or the GMWB amount;



2. the Face Amount of the Policy will be reduced by the amount of any withdrawals taken; and



3.   no charge will be assessed on withdrawals.



RESIDUAL DEATH BENEFIT -- If You take all the withdrawals available under this rider, it is likely that Your Policy's Face Amount will be reduced to zero. The Residual Death Benefit assures that Your Policy will still have a Death Benefit under this Rider. The Policy's Death Benefit will never be less than the Residual Death Benefit. The Residual Death Benefit will be established on the first Monthly Activity Date that the Benefit Eligibility Test is met and before a monthly GMWB withdrawal is taken. The Residual Death Benefit is equal to 10% of the Benefit Balance. If on the Benefit Eligibility Date, benefits due to the Insured's chronic illness are owed to You or are being processed by Us on that date under any accelerated death benefit rider or long term care rider attached to the Policy; or the date is within a benefit period covered under an annual lump sum payment made based on the Insured's chronic illness under any accelerated death benefit rider attached to the Policy, a Residual Death Benefit will be established on that date provided the Account Value exceeds the GMWB Target Value and there is no Indebtedness.



RIDER TERMINATION



This Rider will terminate on the earliest of the following dates:



1.   The date the Policy terminates;



2.   The date We receive Your request to cancel it; or



3. The date we approve a request, In Writing, from You to accelerate the Death Benefit for reason of diminished life expectancy of the Insured as may be provided under an accelerated death benefit rider attached to the Policy.



MODIFICATION OF CASH SURRENDER VALUE ENDORSEMENT -- Subject to underwriting approval, You may add an endorsement to Your Policy at the time of purchase that provides for a waiver of surrender charges for a limited time. If You add the endorsement and You fully surrender Your Policy within three (3) years after purchase, we will not deduct a Surrender Charge from Your Cash Surrender Value. There is no additional charge for the endorsement. However, if You choose to add this endorsement, the No-Lapse Guarantee of the Policy is not offered and is removed from Your Policy.


POLICY SETTLEMENT OPTIONS


Proceeds from Your Policy may be paid in a lump sum or may be applied to one of the available settlement options listed in Your Policy. At the time proceeds are payable, the Beneficiary can select the method of payment. However, the Policy Owner will have the option of pre-selecting a designated settlement option ("Designated Settlement Option"). After the Policy Owner designates a settlement option for a beneficiary, the beneficiary will not be able to choose a settlement option.


SAFE HAVEN PROGRAM OPTION -- If the Death Benefit payment is $10,000 or greater, the Beneficiary may elect to have their death proceeds paid through our Safe Haven Program ("Safe Haven Program"). Under the Safe Haven Program, the proceeds remain in Our General Account and the Beneficiary will receive a draft book. Proceeds are guaranteed

-------------------------------------------------------------------------------


by the claims paying ability of the Company; however, it is not a bank account and is not Insured by Federal Deposit Insurance Corporation (FDIC), nor is it backed by any federal or state government agency. The Beneficiary can write one draft for the total amount of the payment, or keep the money in the General Account and write draft accounts as needed. We will credit interest at a rate determined by us. We will credit interest at a rate determined periodically in our sole discretion. THE INTEREST RATE IS BASED UPON THE ANALYSIS OF INTEREST RATES CREDITED TO FUNDS LEFT ON DEPOSIT WITH OTHER INSURANCE COMPANIES UNDER PROGRAMS SIMILAR TO THE HARTFORD'S SAFE HAVEN PROGRAM. IN DETERMINING THE INTEREST RATE, WE ALSO FACTOR IN THE IMPACT OF THE HARTFORD'S PROFITABILITY, GENERAL ECONOMIC TRENDS, COMPETITIVE FACTORS AND ADMINISTRATIVE EXPENSES. THE INTEREST RATE CREDITS IS NOT THE SAME RATE EARNED ON ASSETS IN THE FIXED ACCUMULATION FEATURE OR PERSONAL PENSION ACCOUNT AND ARE NOT SUBJECT TO MINIMUM INTEREST RATES PRESCRIBED BY STATE NON-FORFEITURE LAWS. For federal income tax purposes, the Beneficiary will be deemed to have received the lump sum payment on transfer of the Death Benefit Proceeds to the General Account. The interest will be taxable to the Beneficiary in the tax year that it is credited. We may not offer the Safe Haven Account in all states and we reserve the right to discontinue offering it at any time. Although there are no direct charges for the Safe Haven Program, Hartford cams Investment income from the proceeds under the program. The Investment income earned is likely more than the amount of interest we credit and Hartford is making a profit from the difference.



The minimum amount that may be placed under a settlement option is $5,000 (unless we consent to a lesser amount), subject to our then-current rules. If You select the Second Option or Third Option, each is irrevocable and You may not fully or partially commute the settlement option for a lump sum. The following payment options are available to You or Your beneficiary. Your beneficiary may choose a settlement.


FIRST OPTION -- INTEREST INCOME


Payments of interest at the rate we declare (but not less than 2% per year) on the amount applied periodically under this option. You may request these payments to be made monthly, quarterly, semi-annually or annually. At any time You may request to receive the lump sum of the money that we are holding.


SECOND OPTION -- INCOME OF FIXED AMOUNT

Equal payments of the amount chosen until the amount applied under this option (with interest of not less than 2% per year) is exhausted. You may request these payments to be made monthly, quarterly, semi-annually or annually. The final payment will be for the balance remaining.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

An amount payable monthly for the number of years selected, which may be from one to 30 years.

The Policy provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Third Option.

The tables for the First, Second and Third Options are based on a net investment rate of 2% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

Other arrangements for income payments may be agreed upon.


BENEFITS AT MATURITY -- The scheduled maturity date is shown in Your Policy and is the last date on which You may elect to make premium payments. Unless You elect to continue the Policy beyond this date, the Policy will terminate and any Cash Surrender Value will be paid to You.


If elected, the Policy may continue in force after the scheduled maturity date if (a) the Policy was in force on the scheduled maturity date; and (b) the owner of the Policy (including any assignee of record) agrees in writing to this continuation.


If You elect to continue the Policy beyond the Scheduled Maturity Date:


- Policy values will be transferred to the Fixed Account and no further transfers will be allowed;

-   The Face Amount will be set equal to the Death Benefit on the maturity date;

-   the Death Benefit Option will be changed to Option A (Level Option).

-   any loans will continue to accrue interest and become part of Indebtedness;

-   no future Monthly Deduction Amounts will be deducted;

-   no further premium payments will be accepted;

- all additional benefits provided by rider will terminate at the scheduled maturity date;

-   the Policy may terminate due to excessive Indebtedness; and

-   loan repayments may still be made during this time.

Otherwise, the Policy will terminate on the scheduled maturity date.

CLASS OF PURCHASERS

REDUCED CHARGES -- The Policy is available for purchase by individuals, corporations and other entities. We may reduce or waive certain charges described above where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative or other costs. Eligibility for these reductions will be determined by factors that We believe are relevant to the expected reduction of our expenses. Some of these reductions may be guaranteed and others may be subject to modification. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

HOW POLICIES ARE SOLD

We have entered into a distribution agreement with our affiliate, Hartford Equity Sales Company, Inc., ("HESCO"), under

42

-------------------------------------------------------------------------------

which HESCO serves as principal underwriter for the policies which are offered on a continuous basis. HESCO is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the FINRA. The principal business address of HESCO is the same as ours.

HESCO has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the policies. We pay compensation to HESCO for sales of the policies by Financial Intermediaries. Polices will be sold by individuals who have been appointed by us as insurance agents and who are financial professional of Financial Intermediaries ("Financial Professional").

We list below types of arrangements that help to incentivize sales people to sell our products. These types of arrangements could be viewed as creating conflicts of interest.

Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Financial Professional according to a Financial Intermediaries' internal compensation practices.

Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive compensation that is based on the type of Policy or optional benefits sold.


HARTFORD LIFE INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option You choose and the issue age, gender and underwriting class of the Insured. During the first Policy Year, the maximum commission we pay is 50% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.00%. In renewal years, the maximum commission rate is 22% until the cumulative premiums, since Policy inception, exceed the target premium for Policy year 1. We also pay an Expense Reimbursement Allowance and an override payment during the first Policy Year. The maximum Expense Reimbursement Allowance and override payment in the first Policy Year is 45% and 9%, respectively of Target Premium. In Policy Years 2 and later, the maximum commission we pay is 27% of Target Premium and 3% on premiums above the Target Premium.



HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target Premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option You choose and the issue age, gender and underwriting class of the Insured. During the first Policy Year, the maximum commission we pay is 120.5% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.97%. The first year commission rate will apply to premiums in renewal years until the cumulative premiums received exceed the target premium. In Policy Years 2 and later, the maximum commission we pay is 5% of Target Premium and 3% on premiums above the Target Premium.



Your Financial Professional typically receives a portion of the compensation paid to his or her Financial Intermediary in connection with the Policy, depending on the particular arrangements between Your Financial Professional and their Financial Intermediary. We are not involved in determining Your Financial Professional's compensation. A Financial Professional may be required to return all or a portion of the commissions paid if the Policy terminates prior to the policy's thirteenth month-a-versary.



Check with Your Financial Professional to verify whether Your account is a brokerage account or an advisory account. Your interests may differ from ours and Your Financial Professional (or the Financial Intermediary with which they are associated). Please ask questions to make sure You understand Your rights and any potential conflicts of interest. If You are an advisory client, Your Financial Professional (or the Financial Intermediary with which they are associated) can be paid by both You and by us based on what You buy. Therefore, profits, and Your Financial Professional's (or their Financial Intermediary's) compensation, may vary by product and over time. Contact an appropriate person at Your Financial Intermediary with whom You can discuss these differences.



- ADDITIONAL PAYMENTS. Subject to FINRA and Financial Intermediary rules, we (or our affiliates) also pay the following types of additional payments to among other things encourage the sale of this Policy. These additional payments could create an incentive for Your Financial Professional, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others.

-------------------------------------------------------------------------------

ADDITIONAL
PAYMENT TYPE                                                   WHAT PAYMENT IS USED FOR
--------------------------------------------------------------------------------------------------------------------------------
Asset-based            We pay certain Financial Intermediaries and wholesalers based on the achievement of certain sales or
Commissions            assets under management targets.
Marketing Expense      We pay marketing allowances to Financial Intermediaries to help pay or reimburse sales marketing and
Allowances             operational expenses associated with the policies.
Gifts and              We (or our affiliates) provide any or all of the following: (1) occasional meals and entertainment; (2)
Entertainment          occasional tickets to sporting events; and (3) nominal gifts (not to exceed $100 annually).
Promotional Payments   We (or our affiliates) may pay for: (a) Access: such as one-on-one wholesaler visits; (b) Support: such as hardware and software, operational and systems integration, sales and service desk training, joint marketing campaigns, client or prospect seminar sponsorships, broker-dealer event advertising/
                       participation, sponsorship of sales contests and/or promotions in which participants receive prizes such as travel awards, merchandise and recognition; and/or sponsorship of due diligence meetings; educational, sales or training seminars, conferences and programs; and, (c) Miscellaneous: such as expense allowances and reimbursements; override payments and bonuses; and/or marketing support fees (or allowances) for providing assistance in promoting the sale of our variable products.
Marketing Efforts      We pay for special marketing and distribution benefits such as: inclusion of our products on Financial
                       Intermediary's "preferred list"; participation in or visibility at national and regional conferences;
                       access to Financial Professionals; links to our website from the Financial Intermediary websites; and
                       articles in Financial Intermediary publications highlighting our products and services.

For the year ended December 31, 2011, Hartford and its affiliates paid approximately $3,400,000 in Additional Payments to Financial Intermediaries in conjunction with the promotion and support of individual life policies.

In addition, for the year ended December 31, 2011, Hartford, HESCO and their affiliate, Hartford Life and Annuity Insurance Company, paid $4,600,000 in Additional Payments to an affiliated Financial Intermediary, Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of Hartford).

As of April 1, 2012, we have entered into arrangements to make Additional Payments to the following Financial Intermediaries: AIM Insurance, AXA Network LLC, American Portfolios Financial Services, Arvest Asset Management, BB&T Insurance Services Inc, BBVA Compass Ins Agency Inc, Bancwest Investment Services Inc, BOSC Inc, Byron Udell & Assoc Inc, CCO Investment Services Corp, Cadaret Grant & Co Inc, Cambridge Financial Service Inc, Capital Financial Services Inc, Central Washington Insurance, Citigroup Global Markets Inc, Clement Financial Services Inc, Comerica Securities Inc, Commonwealth Financial Network, Connor & Gallagher Insurance Services, Cuna Brokerage Service, Cuso Financial Services, Delta Trust Investments Inc, Dynasty Insurance Services LLC, Edward D Jones & Co, FSC Securities Corp, Fifth Third Securities Inc, Financial Analysts Inc, Financial Network Investment Corp, Foresters Equity Services Inc, Frost Brokerage Services Inc, GSTLG Advisors LLC, Gibson Insurance, LLC, HD Vest Financial Services, HSBC Securities USA Inc, Hornor Townsend Kent Inc, Huntington Investment Co, ING Financial Partners Inc, Independent Agents Inc, Invest Financial Corp, Investment Professionals Inc, Key Investment Services LLC, LPL Financial Corporation, Lincoln Financial Advisors, Lion Street, Lockton Financial Advisors LLC, M & T Securities Inc, M Holdings Securities, Inc., MML Investors Services Inc, Merrill Lynch & Co., Metlife Securities Inc, Money Concepts Capital Corp, Morgan Keegan & Co Inc, MorganStanley SmithBarney LLC, Multi-Financial Securities Corporation, Murfee Meadows Inc, NFP Securities Inc, National Planning Corp, Nelson Financial Group, New England Financial Services Inc, New World Financial & Ins Services, Next Financial Group Inc Northwestern Mutual, Omega Financial Corp, One Resource Group Corp, PFG Holding Inc, Paradigm Consulting Inc, Power Group Company LLC, Prime Capital Services Inc, Primevest Financial Services Inc, Prospera Financial Services, Purshe Kaplan Sterling Investments, RBC Wealth Management, Raymond James Financial Services, Riverstone Wealth Management Inc, Robert W Baird & Co Inc, Royal Alliance Associates, SAL Financial Services, Sagepoint Financial Inc, Salem Advisory Group LLC, Scott & Stringfellow, Securities America Inc, Stephens Inc, Stifel Nicolaus & Co Inc, Strand Atkinson Williams & York Inc, Symetra Investment Services, The Leaders Group Inc, Trustmont Financial Group Inc, UBS Financial Services Inc, US Bancorp Investments Inc, UnionBanc Investment Services, Uvest Financial Services Group Inc, WS Insurance Services LLC, Wells Fargo Insurance Inc, Woodbury Financial Services Inc, Wunderlich Securities Inc, Zenith Group LLC.

PREMIUMS


APPLICATION FOR A POLICY -- To purchase a Policy You must submit an application to us. Within limits, You may choose the initial Face Amount. Policies generally will be issued only on the lives of Insureds age 85 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a Policy will be made without Your consent. The

44

-------------------------------------------------------------------------------

minimum initial premium is the amount required to keep the Policy in force for one month, but not less than $50.

Your Policy will be effective on the Policy date only after we receive all outstanding delivery requirements and the initial premium payment. The Policy date is the date used to determine all future cyclical transactions on the Policy, such as Monthly Activity Date and Policy years.


PREMIUM PAYMENT FLEXIBILITY -- You have flexibility as to when and in what amounts You pay premiums. Prior to Policy issue, You can choose a planned premium, within a range we determined, based on the Face Amount and the Insured's sex (except where unisex rates apply), issue age and risk classification. We will send You premium notices for planned premium. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium payments automatically deducted monthly from Your checking account. When we receive scheduled or regular premium payments from You through pre-authorized transactions such as, checking deduction (ACH), payroll deduction or through a government allocation arrangement, a summary of these transactions will appear on Your annual statement and You will not receive a confirmation statement after each transaction. The planned premium and payment mode You select are shown on Your policy's specifications page. You may change the planned premium at any time, subject to our minimum amount rules then in effect.



After the first premium has been paid, Your subsequent premium payments are flexible. The actual amount and frequency of payment will affect the Account Value and could affect the amount and duration of insurance provided by the Policy. Your Policy may lapse if the value of Your Policy becomes insufficient to cover the Monthly Deduction Amounts. In such case You may be required to pay additional premiums in order to prevent the Policy from terminating. For details see, "Lapse and Reinstatement."


You may pay additional premiums at any time prior to the scheduled maturity date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the Policy in force.

- We reserve the right to require evidence of insurability for any premium payment that results in an increase in the death benefit greater than the amount of the premium.

-   Any premium payment in excess of $1,000,000 is subject to our approval.


In some cases, applying a subsequent premium payment in a Policy year could result in Your Policy becoming a modified endowment contract (MEC) (See Federal Tax Considerations section for additional information on MEC policies). If we receive a subsequent premium payment that would cause the Policy to become a MEC, we will follow these procedures:



- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than Your planned premium, we will apply the premium to the Policy. We will notify You in writing that Your Policy has become a MEC and provide You with the opportunity to correct the MEC status as specified in the notice. You have 2 weeks from the date of the notice to respond.


- If we receive the premium within 20 calendar days prior to the Policy anniversary date and it is less than or equal to the planned premium, the premium payment will be considered not in good order. We will hold the payment without interest and credit it to the Policy on the Policy anniversary date. If the Policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the Policy anniversary. The owner will be notified of our action after the premium payment has been credited.


These procedures may not apply if there has been a material change to Your Policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with Your Policy anniversary.



In some cases, applying a subsequent premium payment in a Policy year could cause Your Policy to fail the definition of life insurance. If we receive a subsequent premium payment that would cause the Policy to fail the definition of life insurance, the premium payment will be considered not in good order and we will follow these procedures:



- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than Your planned premium, we will return the excess premium payment to You and await further instructions.


- If we receive the premium within 20 calendar days prior to the Policy anniversary date and it is less than or equal to the planned premium, we will hold the payment without interest and credit the premium payment on the Policy anniversary date. If the Policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the Policy. The owner will be notified of our action after the premium payment has been credited.

ALLOCATION OF PREMIUM PAYMENTS


INITIAL NET PREMIUM -- During the application process, You choose how You want to allocate Your initial Net Premium among the Sub-Accounts and the Fixed Account on the premium allocation form. Any Premium we receive prior to the issuance of the Policy will be held in a non-interest bearing suspense account. After the Policy is issued and upon commencement of the Free-Look Period, any initial Net Premium and any additional Net Premium received by Us prior to the end of the Free Look period will be applied to the Hartford Money Market HLS Fund Sub-Account as of the later of: (a) the Policy Date; and (b) the date We receive the Premium. Upon expiration of the Free-Look Period, we will automatically allocate the Policy value from the Hartford Money Market HLS Fund Sub-Account to the Fixed Account (if applicable) and the Sub-Accounts in accordance with Your premium allocation instructions. (For policies issued by Harford Life Insurance Company, if Your Policy was issued as a result of a replacement, we will automatically move the Policy value from the Hartford Money Market HLS Fund Sub-Account to the Fixed Account (if applicable) and the Sub-Accounts in accordance with Your premium allocation instructions 10 days after the Policy was issued, not at the end of the Free Look Period).

-------------------------------------------------------------------------------


SUBSEQUENT NET PREMIUMS -- You may send subsequent Premiums and allocation instructions in accordance with our then current administrative offices. If You make a subsequent Premium payment and do not provide us with allocation instructions, we will allocate the Net Premium among the Sub-Accounts and Fixed Account (if applicable) in accordance with Your most recent premium allocation instructions. Any allocation instructions will be effective upon receipt by Us in good order and will apply only to Premium payments received on or after that date. Subsequent Premium payments will be applied to the Policy based on the next computed accumulation unit values after we receive a good order request at our Designated Address described below. Net Premiums allocated to the Fixed Account will be credited to Your Policy when we receive them.



You may not exceed twenty (20) investment choices at any given time and the percentage You allocate to each Sub-Account and/or the Fixed Account must be in whole percentages.


HOW TO SEND PREMIUM PAYMENTS

MAIL

You should send premium payments to the following lockbox address:

The Hartford
PO Box 64273
St. Paul, MN 55164-0273

or

To our Individual Life Operations Center at:

The Hartford
500 Bielenberg Drive
Woodbury, MN 55125

WIRE


You may also arrange to pay Your premium payments by wire. To wire payments call 1-800-231-5453 or email LifeService@Hartfordlife.com.


Mailed premium payments not sent to either of the addresses stated above will be considered not in good order. We will reroute the payment and apply it on the Valuation Date when it is received at the correct location and is determined to be in good order.


You will receive several different types of notifications as to what Your current premium allocation is. Each transaction confirmation received after we receive a premium payment will show how a Net Premium has been allocated. Additionally, each quarterly statement summarizes the current premium allocation in effect for such Policy.



If Your most recent premium allocation instructions include a Fund (merging
Fund) that has been merged into another Fund (surviving Fund) and we do not receive alternative instructions, we will allocate the premium among the Sub-Accounts and the Fixed Account based on Your most recent allocation instructions, except that we will apply the premium that would have been allocated to the merging Fund to the surviving Fund. If Your most recent premium allocation instructions include a Fund that has been liquidated, generally, unless we receive alternative instructions, we will automatically amend Your allocation instructions to replace the liquidated fund with the Money Market Fund.


ACCUMULATION UNITS -- Net Premiums allocated to the Sub-Accounts are used to credit accumulation units to such Sub-Accounts.

The number of accumulation units in each Sub-Account to be credited to a Policy (including the initial allocation to the Hartford Money Market Sub-Account) and the amount to be credited to the Fixed Account will be determined, first, by multiplying the Net Premium by the appropriate allocation percentage in order to determine the portion of Net Premiums or transferred Account Value to be invested in the Fixed Account or the Sub-Account. Each portion of the Net Premium or transferred Account Value to be invested in a Sub-Account is then divided by the accumulation unit value in a particular Sub-Account next computed following its receipt. The resulting figure is the number of accumulation units to be credited to each Sub-Account.

ACCUMULATION UNIT VALUES -- The accumulation unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the accumulation unit value of the particular Sub-Account on the preceding Valuation Day by the net investment factor for that Sub-Account for the Valuation Period then ended. The net investment factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.


All valuations in connection with a Policy, (i.e., with respect to determining Account Value, in connection with Policy loans, or in calculation of death benefits, or with respect to determining the number of accumulation units to be credited to a Policy with each premium payment other than the initial premium payment) will be made at the end of the Valuation Period after the request or payment is received by us in good order at the Individual Life Operations Center. If we receive Your request or payment in good order before the close of the New York Stock Exchange, it will be applied as of the same Valuation Day. If we receive Your request or payment in good order after the close of the New York Stock Exchange, it will be invested on the next Valuation Day. If we receive Your request or payment in good order on a non-Valuation Day, it will be invested on the next Valuation Day. Requests for Sub-Account transfers received on any Valuation Day in good order after the close of the NYSE or a non-Valuation Day will be invested on the next Valuation Day.


ACCOUNT VALUES -- Each Policy will have an Account Value. There is no minimum guaranteed Account Value.

46

-------------------------------------------------------------------------------

The Account Value of a Policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account and the Loan Account, and the Monthly Deduction Amounts, Net Premiums paid, and any withdrawals taken.


A policy's Account Value is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which Net Premiums on the Policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by, first, multiplying the number of accumulation units in each Sub-Account as of the Valuation Day by the then current value of the accumulation units in that Sub-Account and then totaling the result for all of the Sub-Accounts. A policy's Account Value equals the policy's value in all of the Sub-Accounts, the Fixed Account, and the Loan Account. A policy's Cash Value is equal to the Account Value less any applicable surrender charges. A policy's Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," above.


We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts allocable to the Sub-Accounts within seven calendar days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission, Commission declares that an emergency exists or the Commission by order permits the postponement of payment to protect Policy Owners.

DEATH BENEFITS AND POLICY VALUES


DEATH BENEFIT -- Your Policy provides for the payment of the death proceeds to the named beneficiary upon receipt of due proof of the death of the Insured. Your Policy will be effective on the Policy date only after we receive all outstanding delivery requirements and the initial premium payment. You must notify us in writing as soon as possible after the death of the Insured. The death proceeds payable to the beneficiary equal the death benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a grace period. The death benefit depends on the death benefit option You select.



DEATH BENEFIT OPTIONS -- You have four death benefit options available. Options A, B and C are available when You purchase Your Policy.



- OPTION A (LEVEL OPTION) Under this option, the death benefit is the current Face Amount. For policies with the LongevityAccess Rider, Death Benefit Option A must be the selected in order to exercise the rider benefits.


- OPTION B (RETURN OF ACCOUNT VALUE OPTION) Under this option, the death benefit is the current Face Amount, plus the Account Value on the date of death.

- OPTION C (RETURN OF PREMIUM OPTION) Under this option, the death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million.


DEATH BENEFIT OPTION CHANGES -- You may change Your death benefit option by notifying us in writing. Any change will become effective on the Monthly Activity Date following the date we receive Your request. If the Insured dies before the Monthly Activity Date after we receive Your request, we will pay the death benefit as if You had never changed Your death benefit option.


The following changes are allowed without evidence of insurability:


- You may change Option A (Level Option) to Option B (Return of Account Value Option). If You do, the Face Amount will become that amount available as a death benefit immediately prior to the option change, decreased by the then current Account Value.



- You may change from Option B (Return of Account Value Option) to Option A (Level Option). If You do, the Face Amount will become the Face Amount immediately prior to the option change increased by the Account Value on the date of the option change.



- You may change Option C (Return of Premium Option) to Option A (Level Option). If You do, the Face Amount will become that amount available as a death benefit immediately prior to the option change.



You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in Your death benefit option.



MINIMUM DEATH BENEFIT -- The Policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code. The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your Policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the Policy year and each Insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to You is listed on the specifications page of Your Policy.

-------------------------------------------------------------------------------

EXAMPLES OF MINIMUM DEATH BENEFIT:

                                                              A           B
--------------------------------------------------------------------------------
 Face Amount                                                $100,000    $100,000
 Account Value                                                46,500      34,000
 Specified Percentage                                           250%        250%
 Death Benefit Option                                          Level       Level

In Example A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the date of death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).


VALID DEATH CLAIMS -- The Company will pay the death proceeds (death benefit less indebtedness) to the beneficiary normally within seven days after proof of death of the Insured is received by us, at the Individual Life Operations Center, and the Company has: 1) verified the validity of the claim; 2) received all required beneficiary forms and information; 3) completed all investigations of the claim; and 4) determined all other information has been received and is in good order.



UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first Policy year, You may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect. We reserve the right to limit the number of increases or decreases made under the Policy to not more than one in any 12 month period.



All requests to increase the Face Amount must be applied for on a new Policy application and accompanied by Your Policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the date shown on the new policy's specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional surrender charges, all of which are based on the attained age of the Insured at the time of the increase. We will send You additional Policy specification pages describing these charges. If You elect to decrease Your Face Amount, the decrease will result in an overall reduction of charges because the amount of insurance coverage has decreased. However, the rate of charges will remain the same.



CHARGES AND POLICY VALUES -- Your Policy values decrease due to the deduction of Policy charges. Policy values may increase or decrease depending on investment performance; investment expenses and fees reduce the investment performance of the Sub-Accounts. Fluctuations in Your account value may have an effect on Your death benefit. If Your Policy lapses, the Policy terminates and no death benefit will be paid.


MAKING WITHDRAWALS FROM YOUR POLICY


SURRENDER -- Provided Your Policy has a Cash Surrender Value, You may surrender Your Policy to us. We will pay You the Cash Surrender Value. Our liability under the Policy will cease as of the date we receive Your request in writing at our Designated Address or the date You request Your surrender, (our current administration rules allow a Policy Owner to designate a future surrender date, no more than ten calendar days from the date we receive the request) whichever is later.


WITHDRAWALS -- You may make one withdrawal each calendar month. The minimum withdrawal is $500. The maximum withdrawal is the Cash Surrender Value less $1,000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be decreased by an amount equal to the reduction in the Account Value resulting from the withdrawal. The minimum Face Amount required after a withdrawal is subject to our rules then in effect. Unless specified otherwise, the withdrawal will be deducted pro rata from the Fixed Account and the Sub-Accounts. Currently, we do not impose a withdrawal charge. However, we reserve the right to charge up to $10 per withdrawal.

We will normally pay You the amount of the Withdrawal or Cash Surrender Value, less any taxes and applicable charges, within seven calendar days of Our receipt of a good order request. We may, however, delay payment of amounts from the Sub-Accounts if the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission, the Commission declares that an emergency exists or the Commission by order permits the postponement of payment to protect Policy Owners. In addition, we may delay payment of proceeds that are not attributable to the Sub-Accounts for up to six months for the date of Our receipt of a good order request.

48

-------------------------------------------------------------------------------

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force and has a Cash Surrender Value, You may obtain a loan from Us. We will hold the Policy as sole security for repayment of any such loans taken. We may defer granting a loan, for the period permitted by law but not more than six months, unless the loan is to be used to pay premiums on any policies You have with Us. The minimum loan is $500. In Tennessee, there is no minimum.


When You take a loan, an amount equal to the loan is transferred from Your investment choices to the Loan Account as collateral.



Unless You specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.



If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, Your Policy will go into default. See "Lapse and Reinstatement."



LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while Your Policy is in force and the Insured is alive. The amount of Your Policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated. All loan repayments must be clearly marked as such. Any payment not clearly marked as a loan repayment will be considered to be a premium payment.



EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on Your Account Value and Death Benefit. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on Your Account Value is likely to be. Therefore, it is generally advisable to use any Premium Payments made to the Policy while a loan is outstanding to repay the loan. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, Your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then Your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.



CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 2.0%.


INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the Policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, additional collateral will be transferred to the Loan Account. The additional collateral equals the difference between the Indebtedness and the value of the Loan Account. The additional collateral, if any, will be transferred on each Monthly Activity Date from the Fixed Account and the Sub-Accounts to the Loan Account on a pro rata basis.


POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on Your Indebtedness.


                                               MAXIMUM INTEREST RATE
                                          CHARGED EQUALS THE FIXED ACCOUNT
DURING POLICY YEARS                        MINIMUM CREDITED RATE 3% PLUS:
----------------------------------------------------------------------------------------------
                  1-10                               2%
              11 and later                          0.25%

LAPSE AND REINSTATEMENT

LAPSE AND GRACE PERIOD -- Your Policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount and the No-Lapse Guarantee is not available.


If the Policy goes into default, we will send You a lapse notice to warn You that the Policy is in danger of terminating. This notice will be mailed at least 61 days before Your coverage is to terminate. It will be mailed both to You and to any assignee of record. This lapse notice will tell You the minimum premium required to keep the Policy from terminating. This minimum premium will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date Your Policy goes into default.



We will keep Your Policy inforce for the 61-day period following the date Your Policy goes into default. We call that period the "Grace Period." However, if we have not received the required premiums (specified in Your lapse notice) by the end of the Grace Period, the Policy will terminate. If the Insured dies during the Grace Period, we will pay the death proceeds reduced by any money You owe us, such as outstanding loans, loan interest or unpaid charges.


NO-LAPSE GUARANTEE -- The Policy will remain inforce at the end of the Policy Grace Period as long as the No-Lapse Guarantee is available. The No-Lapse Guarantee is available as long as:


-   The Policy is issued to an Insured age 85 or less;


-   The No-Lapse Guarantee Period has not expired; and

- On each Monthly Activity Date during the No-Lapse Guarantee Period, the cumulative premiums paid into the Policy, less Indebtedness and less withdrawals, equal or exceed an amount known as the Cumulative No-Lapse Guarantee Premium.

-------------------------------------------------------------------------------


Starting on the effective date of Your Policy, the length of the No-Lapse Guarantee Period is:



-   20 years or to Insured age 75 if sooner, but never less than 5 years.



While the No-Lapse Guarantee is available, we guarantee Your Account Value will never be less than zero and Your Death Benefit will be at least equal to the Face Amount. If the Insured dies while the No-Lapse Guarantee is available, we will pay the death proceeds.



If there is any increase or decrease in the Face Amount, or any change in rider coverage or a change in insurance class, a new monthly NoLapse Guarantee Premium will be calculated. We will send You a notice of the new monthly No-Lapse Guarantee Premium, which will be used in calculating the Cumulative No-Lapse Guarantee Premium in subsequent months.



The No-Lapse Guarantee is not available if You elect the Modification of Cash Surrender Value Endorsement.



REINSTATEMENT -- Prior to the death of the Insured, a Policy may be reinstated prior to the maturity date, provided such Policy has not been surrendered for cash, and provided further that:


-   You request reinstatement in writing within five years after termination;

-   You submit satisfactory evidence of insurability to us;

- Any Indebtedness existing at the time the Policy was terminated is repaid or carried over to the reinstated Policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the Policy is reinstated.

The Account Value on the reinstatement date equals:

- Net Premiums derived from premiums paid at the time of Policy reinstatement; minus

- the Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

-   any Indebtedness carried over to the reinstated Policy.

-   The Surrender Charge is based on the duration from the original Policy date.

FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Internal Revenue Code ("Code"), Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trusts or estates that are subject to United States federal income tax, regardless of the source of their income. See "Life Insurance Purchases by Nonresident Aliens and Foreign Entities," regarding life insurance purchases by non-U.S. Persons.


This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of a life insurance contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, You should consult a qualified tax adviser for complete information and advice before purchasing a Contract.



Although this discussion addresses some of the tax consequences if You use the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements or other employee benefits arrangements, the discussion is by no means exhaustive. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification requirements or falls within a potentially adverse and/or broad tax definition or tax classification (e.g., for a deferred compensation or split-dollar arrangement). In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if You are contemplating the use of a Contract in any arrangement the value of which to You depends in part on its tax consequences, You should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.



The federal, as well as the state and local, tax laws and regulations may require the Company to report certain transactions with respect to Your contract (such as an exchange of or a distribution from the contract) to the Internal Revenue Service and state and local tax authorities, and generally to provide You with a copy of what was reported. This copy is not intended to supplant Your own records. It is Your responsibility to ensure that what You report to the Internal Revenue Service and other relevant taxing authorities on Your income tax

50

-------------------------------------------------------------------------------


returns is accurate based on Your books and record. You should review whatever is reported to the taxing authorities by the Company against Your own records, and in consultation with Your own tax advisor, and should notify the Company if You find any discrepancies in case corrections have to be made.


THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves based on the Policy.


Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the policies. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to You since Hartford is the owner of the assets from which the tax benefits are derived.


INCOME TAXATION OF POLICY BENEFITS -- GENERALLY

For federal income tax purposes, the policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. However, there are exceptions to this general rule. Also, a life insurance Policy Owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the Policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a Policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the Section 7702 requirements.

At the time We issue the Policy, You must irrevocably elect one of the following tests to qualify the Policy as life insurance under section 7702 of the Code:
(a) the cash value accumulation test; or (b) the guideline premium and cash value corridor test.


Under the cash value accumulation test, a Policy's Death Benefit must be large enough to ensure that the Policy's Account Value is never larger than the net single premium that is needed to fund future benefits under the Policy. The net single premium under the Policy varies according to the age(s), sex(es) and underwriting class(s) of the Insured(s) and is calculated in accordance with section 7702 and used to determine the minimum death benefit percentages stated in the Policy.



The guideline premium and cash value corridor test is made up of two components, each of which must be satisfied in order to qualify as life insurance under section 7702. Under the guideline premium portion of the test, the total premiums You pay cannot exceed Your Policy's guideline premium limit. The guideline premium limit is the greater of the guideline single premium or the sum of the guideline level premiums to date. Under the cash value corridor portion of the test, the Policy's Death Benefit may not be less than the Policy Account Value multiplied by the minimum death benefit percentages set forth in section 7702 (and stated in the Policy).


There is some uncertainty as to the proper determination of the premium limits for purposes of Section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in Section 7702 or should be considered modified endowment contracts.

We also believe that any loan received under a Policy will be treated as indebtedness of the Policy Owner, and that no part of any loan under a Policy will constitute income to the Policy Owner unless the Policy is a modified endowment contract. There is a risk that the IRS could contend that certain preferred Policy loans might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the Policy. If so, such amounts might be currently taxable. A surrender or assignment of the Policy may have tax consequences depending upon the circumstances. Policy owners should consult a qualified tax adviser concerning the effect of such transactions.

During the first fifteen Policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.


FOR POLICIES WITH THE MATURITY DATE EXTENSION RIDER ONLY: The Maturity Date Extension Rider allows a Policy Owner to extend the maturity date to the date of the death of the Insured. If the maturity date of the Policy is extended by rider, we believe that the Policy will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled maturity date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance contract for federal income tax purposes after the scheduled maturity date, among other things, the death proceeds may be taxable to the recipient. The Policy Owner

-------------------------------------------------------------------------------

should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled maturity date.

DIVERSIFICATION REQUIREMENTS


The Code requires that each Sub-Account of the Separate Account supporting Your Policy be adequately diversified. Code Section 817(h) provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or Underlying Fund are not adequately diversified. If a contract is not treated as a life insurance contract, the Policy Owner will be subject to income tax on annual increases in cash value.


The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of a segregated asset account underlying a variable contract is represented by any one investment,

-   no more than 70% is represented by any two investments,

-   no more than 80% is represented by any three investments and

-   no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the Policy Owner must agree to make adjustments or pay such amounts as may be required by the IRS for the period during which the diversification requirements were not met.

Fund shares may also be sold to tax-qualified plans pursuant to an exemptive order and applicable tax laws. If Fund shares are sold to non-qualified plans, or to tax-qualified plans that later lose their tax-qualified status, the affected Funds may fail the diversification requirements of Code Section 817(h), which could have adverse tax consequences for Contract Owners with premiums allocated to affected Funds. In order to prevent a Fund diversification failure from such an occurrence, Hartford obtained a private ruling letter ("PLR") from the IRS. As long as the Funds comply with certain terms and conditions contained in the PLR, Fund diversification will not be prevented if purported tax-qualified plans invest in the Funds. Hartford and the Funds will monitor the Funds' compliance with the terms and conditions contained in the PLR.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for income tax deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings, it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.


Rev. Rul. 2003-92, indicates that amplified by Rev. Rul. 2007-7, where interests in a partnership offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such interests can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such interests should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such interests directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for Your Contract are available for purchase except through an insurer's variable contracts or other permitted entities.



Rev. Rul. 2003-91 indicates that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the Underlying Fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent You from being treated as the tax owner of any underlying assets.

52

-------------------------------------------------------------------------------

DISTRIBUTIONS OTHER THAN DEATH BENEFITS


Under existing provisions of the Code, increases in a policy owner's Investment Value are generally not taxable to the Policy Owner unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in the policy owner's income to the extent that it exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a surrender or maturity, then such debt will be treated as an amount distributed to the Policy Owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or loan or other amounts deemed to be received) from the Policy constitute income to the Policy Owner depends, in part, upon whether the Policy is considered a modified endowment contract for federal income tax purposes, as described below.


MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance Policy that satisfies the Section 7702 definition of a life insurance contract and either
(i) fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A Policy fails the seven-pay test if the accumulated amount paid into the Policy at any time during the first seven Policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A new seven-pay test and seven-year test period may be applied each time that a Policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the Policy within any seven-year test period, the seven-pay test is applied retroactively as if the Policy always had the reduced benefit level from the start of the seven-year test period. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

A Policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is generally excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the Policy Owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).

All MEC policies that are issued in the same calendar year to the same Policy Owner by the same insurer (or its affiliates) are treated as one MEC Policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a Policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the Policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC date are automatically treated as amounts received in anticipation of MEC status.

Before assigning, pledging, or requesting a loan or other amount to be received under a Policy that is a MEC, a Policy Owner should consult a qualified tax adviser.

We have instituted procedures to monitor whether a Policy may become classified as a MEC.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

ESTATE TAX -- GENERALLY


When the Insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Policy Owner was not the Insured, the fair market value of the Policy would be included in the policy owner's estate upon the policy owner's death. The Policy would not be includable in the Insured's estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.


GENERATION SKIPPING TRANSFER TAX -- GENERALLY

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance

-------------------------------------------------------------------------------


Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from Your Policy, or from any applicable payment, and pay it directly to the IRS.


FEDERAL INCOME TAX WITHHOLDING AND REPORTING

If any amounts are (or are deemed to be) current taxable income to the Policy Owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.

EMPLOYER-OWNED LIFE INSURANCE, NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

Effective for all "employer-owned life insurance contracts" issued after August 17, 2006, Code Section 101(j) provides that death benefits from an "employer-owned life insurance contract" are subject to federal income tax in excess of premiums and other amounts paid, unless certain notice and consent requirements are satisfied and an exception under Section 101(j) applies.

An "employer-owned life insurance contract" is defined as a life insurance contract which --

    (i) is owned by a person engaged in a trade or business ("policyholder") under which the policyholder (or a related person) is directly or indirectly a beneficiary under the contract, and


    (ii) covers the life of an Insured who is an employee with respect to the trade or business of the policyholder. For these purposes, the term "employee" means all employees, including officers and highly compensated employees, as well as directors.


Notice and consent is generally satisfied if, before the contract is issued, the employee --


- is notified in writing that the policyholder intends to insure the employee's life and the maximum Face Amount for which the employee could be Insured at the time the contract was issued,



- provides written consent to being Insured under the contract and that such coverage may continue after the Insured terminates employment, and


- is informed in writing that the policyholder (or a related party) will be a beneficiary of any proceeds payable upon the death of the employee.


If the notice and consent requirements are met, the death benefit of an employer-owned life insurance contract will not be taxable if an exception under
Section 101(j) applies. Section 101(j) provides exceptions based on the Insured's status (e.g., a director or certain highly compensated employees or an Insured who was an employee at any time within the 12-month period before the Insured's death) with respect to the policyholder, as well as exceptions for death benefit amounts paid to certain of the Insured's heirs (e.g., the Insured's estate or any individual who is the designated beneficiary of the Insured under the contract (other than the policyholder)).


Section 6039I imposes annual reporting and recordkeeping requirements on employers that own one or more employer-owned life insurance contracts.

If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules.

Increases in the Investment Value of a contract may be considered in the determination of the corporate alternative minimum tax ("AMT") income. Death benefit proceeds in excess of AMT basis may be included in the computation of AMT income.

Prior to purchasing a life insurance contract, a trade or business should consult with a qualified tax advisor.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN ENTITIES

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies and required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prior to purchasing a life insurance contract, nonresident aliens and foreign entities should consult with a qualified tax advisor.

TAX DISCLOSURE OBLIGATIONS

In some instances certain transactions must be disclosed to the IRS or penalties could apply. See for example, IRS Notice 2004-67. The Code also requires certain "material advisers" to maintain a list of persons participating in such "reportable transactions," which list must be furnished to the IRS upon request. It is possible that such disclosures could be required by Hartford, the Owner(s) or other persons involved in transactions involving life insurance contracts. It is the responsibility of each party, in consultation with their tax and legal advisors, to determine whether the particular facts and circumstances warrant such disclosure.

54

-------------------------------------------------------------------------------

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

If a life insurance contract is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("Qualified Plan") for the benefit of participants covered under the plan, the federal and state income and estate tax treatment of such policies will be somewhat different from that described this section. The purchase may also affect the qualified nature of the plan.

The plan participant of a Qualified Plan must recognize the economic benefit of the insurance protection as income each year. The amount of economic benefit is measured by an IRS Table (currently Table 2001) or by a one-year term product of the insurer that meets specific IRS parameters outlined in IRS Notice 2002-8.


The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. When life insurance is purchased within a Qualified Plan, the amount that is received income tax free is the difference between the Face Amount and the Cash Surrender Value, but only to the extent that the participant has properly recognized into income the appropriate amount of economic benefit.


A Qualified Plan is subject to the so called "incidental benefit rules." A Qualified Plan is permitted to hold life insurance, so long as the life insurance coverage is "incidental" to the primary purpose of the plan and the plan document permits the purchase of life insurance. Life insurance coverage is considered "incidental" if less than 50 percent of the contributions can be used to purchase whole life insurance. Generally, for term, universal or variable life insurance, no more than 25 percent of such contributions may be used. The "incidental benefit" rules may also be satisfied if the death benefit does not exceed 100 times the participant's anticipated monthly normal retirement benefit. If the Qualified Plan does not comply with the incidental benefit rules, it may be subject to adverse tax consequences.

In April 2005, the Treasury Department and the IRS issued Rev. Proc. 2005-25 which discusses the valuation of life insurance policies within the context of Qualified Plans and Sections 83 and 79 of the Internal Revenue Code. In August of 2005, the Treasury Department issued final regulations clarifying that a life insurance Policy transferred out of a Qualified Plan must be taxed at its full fair market value. The preamble to the final regulations states that taxpayers may rely on the safe harbor method for computing full fair market value discussed in Rev. Proc. 2005-25. Transfers may adversely affect the qualified plan if certain conditions are not met.

Distributions from Qualified Plans are generally subject to ordinary income tax, and if taken prior to age 59 1/2, a 10% federal tax penalty may apply to amounts distributed from the Qualified Plan. Also, distributions from a Qualified Plan generally are subject to federal income tax withholding requirements.

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Purchasers of life insurance in a Qualified Plan should consult a qualified tax advisor to ensure that they comply with these complex rules and understand the federal and state income and estate tax treatment of such policies.

FOR POLICIES WITH THE LIFE ACCESS BENEFIT RIDER ONLY:

SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER

The following is based on our general understanding of current Federal tax laws and is not intended as legal or tax advice. The Policy Owner should consult a qualified personal tax advisor to determine the consequences of purchasing and exercising the benefits provided by the Rider.


The LifeAccess Accelerated Benefit Rider allows a Policy Owner to accelerate all or a portion of their Death Benefit and any term amount (each as determined at the time of initial payment) if the Insured provides valid certification that the Insured is Chronically Ill, as defined in the Rider, and otherwise satisfies the terms of the Rider. We have designed this Rider so that the benefits paid under the Rider will be treated for federal income tax purposes as accelerated death benefits under Section 101(g)(1)(B) of the Code. The benefit is intended to qualify for exclusion from income subject to the qualification requirements under applicable provisions of the Code, which are dependent on the recipient's particular circumstances. Subject to state variations, a Policy Owner may elect to receive the accelerated benefit in monthly payments or in a lump sum, as described in the Policy. Receipt of an accelerated benefit payable monthly may be treated differently than if You receive the payment in a lump sum for Federal tax purposes. Accelerated benefits under this Rider may be taxable as income. You should consult a personal tax advisor before purchasing the Rider or applying for benefits.



The exclusion from income tax for accelerated death benefits does not apply to any amounts paid to a Policy Owner other than the Insured if the Policy Owner has an insurable interest with respect to the life of the Insured by reason of the Insured being an officer, employee or director of the Policy Owner or by reason of the Insured being financially interested in any trade or business carried on by the Policy Owner. In addition, special rules apply to determine the taxability of benefits when there is more than one contract providing accelerated benefits on account of chronic illness and/or other insurance policies on the Insured that will pay similar benefits, and more than one Policy Owner. Where the owner and Insured are not the same (e.g., when a Policy with the Rider is owned by an irrevocable life insurance trust), other tax considerations may also arise in connection with getting benefits to the Insured, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of the life insurance Policy or Policy proceeds for estate tax purposes.

-------------------------------------------------------------------------------


Death Benefit, Account Value, Cash Value and the Loan Account Value, if any, will be reduced if Your receive accelerated death benefits under this Rider. Any adjustments made to the Death Benefit and other values as a result of payments under the Rider will also generally cause adjustments to the tax limits that apply to Your Policy. Any amount You receive as an accelerated death benefit will reduce the amount the named Beneficiary(ies) under the Policy may receive upon the death of the Insured.


The Rider is not intended to be a health contract or a qualified long term care insurance contract under section 7702B(b) of the Code nor is it intended to be a non-qualified long term care contract and it is not intended or designed to eliminate the need for such coverage.

The policy owner's and/or the policy owner's spouse or dependents' eligibility for certain public assistance programs, such as Medicaid, and other government benefits or entitlements may be affected by owning this Rider or by receiving benefits under the Rider.

Although we do not believe the charges for this Rider should be treated as distributions for income tax purposes, there is a possibility that the charges may be considered distributions and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance Policy. Charges for the Rider are not deductible as medical expenses for income tax purposes.

Certain transfers-for-value of a life insurance Policy cause the policy's death benefit to be subject to income tax when paid. If there is such a transfer-for-value, benefits accelerated under this Rider may also be subject to income tax.


For income tax purposes, payment of benefits will be reported to the Policy Owner. The Policy Owner must then file the applicable IRS form to determine the amounts to be included or excluded from income for the applicable tax year. If there is more than one accelerated death benefit rider for chronic illness, other insurance policies on the Insured that will pay similar benefits, or any other reimbursement of the Insured's expenses, receipt of all such benefits must be considered to determine Your tax obligation.


LEGAL PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. Certain of the lawsuits and legal actions the Company is involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Company or its Separate Accounts. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

RESTRICTIONS ON FINANCIAL TRANSACTIONS


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner's ability to make certain transactions and thereby we may refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Policy to government regulators.


ILLUSTRATIONS OF POLICY BENEFITS


In order to help You understand how Your Policy values would vary over time under different sets of assumptions, we will provide You with certain illustrations upon request. These illustrations will be based on the age and insurance risk characteristics of the Insured and will also be based on the stated amount of insurance, death benefit option, premium payment pattern and hypothetical rates of return that You request. You can request such personalized illustrations at any time from Your financial professional. We have included an example of an illustration as Appendix A to this prospectus.


FINANCIAL INFORMATION


We have included the financial statements for the Company and the Separate Account for the year ended December 31, 2011 in the Statement of Additional Information (SAI).



To receive a copy of the SAI free of charge, call Your financial professional or write to us at:


The Hartford
P.O. Box 2999
Hartford, CT 06104-2999]

56

-------------------------------------------------------------------------------

GLOSSARY OF SPECIAL TERMS

1035 PREMIUM: Premium received as a result of an exchange of an existing insurance Policy for a new insurance Policy that qualifies for favorable tax treatment under section 1035 of the Internal Revenue Code.

1933 ACT: Refers to the Securities Act of 1933, as amended.

1940 ACT: Refers to the Investment Company Act of 1940, as amended.

ACCOUNT VALUE: the total of all amounts in the Fixed Account, Loan Account and Sub-Accounts.

APPLICATION: A form or set of forms that must be completed and signed by the prospective Owner and each Insured before We can issue a Policy.

BENEFICIARY: The person or persons designated in the Application or the most recent Beneficiary designation in our files, to whom insurance proceeds are paid.

BENEFIT NET AMOUNT AT RISK: the Benefit amount at risk equals the Policy death benefit plus any joint term insurance amount multiplied by the LifeAccess Specified Percentage minus the Policy Account Value.


BENEFIT PERCENTAGE: the percentage of the Eligible Amount used to calculate the Benefit. This percentage is selected by You when the Benefit is applied for and cannot be greater than 100%. The benefit percentage is set at issue.


BENEFIT PERIOD: a period of time not to exceed twelve consecutive months. Such Period begins on the later of: (a) the date We approve a request for an Accelerated Benefit, or (b) the date all Conditions for Eligibility of Benefit Payments have been satisfied, and ends on the earlier of: (c) the end of twelve consecutive months, or (d) the date benefit payments end as described under the When Benefit Payments End provision.

BINDING PREMIUM RECEIPT: an interim agreement between the Primary Insured and the Company for immediate life insurance coverage. Under this receipt, the Company agrees to provide life insurance coverage provided the Primary Insured meets all of the Conditions for Coverage under Issue First(R).

Cash Surrender Value: the Cash Value less all Indebtedness.

CASH VALUE: the Account Value less any applicable Surrender Charges.

COGNITIVE IMPAIRMENT: the deterioration or loss of the Insured's intellectual capacity which is confirmed by a Licensed Health Care Practitioner and measured by clinical evidence and standardized tests that reliably measure the Insured's impairment in: short or long term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.


COMPANY (ISSUING COMPANY): Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. The name of the company that issues Your Policy appears on the Policy and is determined primarily by the state where You purchased the Policy.


CUMULATIVE NO-LAPSE GUARANTEE PREMIUM: The premium required to maintain the No-Lapse guarantee.

DESIGNATED ADDRESS: Our address for receiving premium payments and other policyholder requests.

The Designated Address for sending premium payments is The Hartford, P.O. Box 64273, St. Paul, MN 55164-0273 or to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

The Designated Address for sending all other Policy holder transactions is to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.


Face Amount: an amount we use to determine the Death Benefit. On the Policy date, the Face Amount equals the initial Face Amount shown in Your Policy. Thereafter, it may change under the terms of the Policy.


FIXED ACCOUNT: part of our general account to which all or a portion of the Account Value may be allocated.

FUNDS: the registered open-end management companies in which assets of the Separate Account may be invested.

DIMINISHED LIFE EXPECTANCY: a Physician has certified that the Specified Insured has an illness or medical condition that is reasonably expected to result in the death of the Specified Insured within 12 months or less from the date of the certification.

ELIGIBLE AMOUNT: is the current Face Amount of the Policy and any term insurance Rider covering the Specified Insured attached to the Policy that is not within two years of expiry.

GOOD ORDER: means all necessary documents and forms are complete and in our possession.

INDEBTEDNESS: all loans taken on the Policy, plus any interest due or accrued minus any loan repayments.


Insured: the person on whose life the Policy is issued.



LICENSED HEALTH CARE PRACTITIONER: any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of Treasury. The Licensed Health Care Practitioner:
(1) must be acting within the scope of his or her license in the state of licensure when providing Written Certification or Written Re-Certification required by this Rider; and (2) may not be You, the Insured, or Your or the Insured's immediate family. LICENSED HEALTH CARE PRACTITIONERS THAT PROVIDE DIAGNOSIS AND TREATMENTS TO INSURED, MUST RESIDE INSIDE THE UNITED STATES.

-------------------------------------------------------------------------------


LIFETIME BENEFIT AMOUNT: the maximum amount that may be accelerated during the lifetime of the Insured and while the Rider remains in effect. The Lifetime Benefit Amount is equal to: (1) the Eligible Amount; times (2) the LifeAccess Specified Percentage. Where: (A) ELIGIBLE AMOUNT on the Policy Date equals the initial Face Amount plus any term insurance amount covering the Insured under the Policy; thereafter Eligible Amount equals current Death Benefit plus any term insurance amount covering the Insured under the Policy; and (B) LIFEACCESS SPECIFIED PERCENTAGE equals 100% of the Eligible Amount, unless You have elected Death Benefit Option A at the time of application for the Rider, in which case You may select a percentage at that time, such percentage not to exceed 100% or result in a Lifetime Benefit Amount of less than Our minimum rules then in effect. The LifeAccess Specified Percentage is shown in the Additional Benefits and Rider section of the Policy Specifications and will remain fixed for the life of the Rider. Acceleration of benefits will reduce the Lifetime Benefit Amount in accordance with the Impact of Rider Benefits on Policy and Rider provision. In addition, transactions made under the Policy, such as Face Amount Increases and Decreases and Loans, will impact the Eligible Amount in the same manner that such transactions impact the Policy's Death Benefit.


LOAN ACCOUNT: an account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The amounts in the Loan Account are credited with interest and are not subject to the investment experience of any Sub-Accounts.

MODAL PREMIUM: subsequent premium payments paid to a Policy in a mode more frequent than annual payments, such as monthly or quarterly payments.

MONTHLY ACTIVITY DATE: the Policy date and the same date in each succeeding month as the Policy date. However, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: the total amount of charges deducted from the Policy on a monthly basis.

NET PREMIUM: the amount of premium credited to Account Value. It is premium paid minus the sales load and premium tax charge.


NO-LAPSE GUARANTEE: A Policy feature or rider that guarantees Your Policy will not lapse regardless of Account Value as long as You meet the requirements of the guarantee.


PHYSICIAN: a doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the State in which he performs such function or action. For purposes of this definition, a "State" means each of the United States of America, the District of Columbia and the Commonwealth of Puerto Rico. The physician may not be the Specified Insured, a member of the Specified Insured's immediate family or the Owner of the Policy.

PLAN OF CARE: a written plan for care designed especially for the Insured by a Licensed Health Care Practitioner specifying the Services needed by the Chronically Ill Insured.

POLICY: A legal contract between the Owner and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company that provides a death benefit payable to the beneficiary upon death of the Insured in accordance with the Policy.

POLICY OWNER: The Owner or entity named as such in the application whom has all the rights stated in this Policy while the Insured is living.

PRIMARY Insured: "Proposed Insured 1" named in the Application or "Proposed Insured 1" and "Proposed Insured 2" named in the Application for a survivorship Policy.


PROOF OF DIMINISHED LIFE EXPECTANCY: You must supply Proof of Diminished Life Expectancy, without expense to Us, with each request for an accelerated payment of the death benefit. Proof must include, but is not limited to, a statement by a Physician attesting to the Specified Insured's life expectancy, and must be in Writing and satisfactory to Us.


PRO RATA BASIS: an allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SEPARATE ACCOUNT: an account which has been established by us to separate the assets funding the variable benefits for the class of contracts to which the Policy belongs from our other assets.

SUB-ACCOUNT: a subdivision of the Separate Account.

SUBSTANTIAL ASSISTANCE: stand-by or hands-on assistance from another person without which the Insured receiving such assistance would be unable to perform the Activity for Daily Living. Stand-by assistance means the presence of another person within arm's reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while he/she is performing the Activity for Daily Living. Hands-on assistance means the direct physical assistance of another person.


Surrender Charge: a charge that may be assessed if You surrender Your Policy or the Face Amount is decreased.


UNDERLYING FUND: The mutual funds that the Sub-Accounts invest in. The Underlying funds are offered exclusively as investment options in variable insurance products issued by life insurance companies. They are not offered or made available directly to the public. These portfolios may contain different investments than the similarly named mutual funds offered by the money manager; therefore, investment results may differ. Fund holdings and investment strategies are subject to change. Investments in some funds may involve certain risks and may not be appropriate for all investors.

VALUATION DAY: the date on which a Sub-Account is valued. This occurs every day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of

58

-------------------------------------------------------------------------------

the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Time.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

WE, US, OUR: Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company.


WRITTEN CERTIFICATION: written documentation obtained by You, at Your or the Insured's expense, from a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill as defined herein and specifying that Services are likely to be needed for the rest of the Insured's Life. Such Written Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.



WRITTEN RE-CERTIFICATION: Written Certification that We will require from You at least annually prior to the start of each Benefit Period following the initial Benefit Period in order for You to be eligible for an Accelerated Benefit payment in such subsequent Benefit Period, provided all other Conditions for Eligibility for Benefit Payments are met. Such Written Re-Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.



YOU, YOUR: the owner of the Policy.

-------------------------------------------------------------------------------

APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES


The tables illustrate the way policies will perform based on assumptions about returns and the Insured's characteristics. The illustrations show how the death benefit, Cash Surrender Value and account value will vary over time, assuming hypothetical gross rates of return, 0%, 6% and 12%. The illustrations are based on the assumptions stated above each illustration and assume no rider benefits or allocations to the Fixed Account. The illustrations show the Option A (Level) death benefit option.


Policy values would be higher or lower from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% and 12%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) account values were allocated differently among the Subaccounts. The Policy values would also differ if a Policy loan or withdrawal were made.

The death benefits, cash surrender values and account values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge and (ii) monthly deduction for per thousand charges, mortality and expense risk charges and cost of insurance charges.

The amounts shown for the death benefits, account values and cash surrender values as of the end of each Policy Year take into account an arithmetic average of Underlying Fund fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the Underlying Fund charges) of -0.846%, 5.154%, and 11.154%, respectively.


Where required by law or upon request, the Company, through its agent, will provide You a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what You request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

60

-------------------------------------------------------------------------------


                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $613,000 FACE AMOUNT
                 ISSUE AGE: 40 MALE PREFERRED PLUS NON-NICOTINE
                      $23,400 PLANNED PREMIUM FOR 20 YEARS
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)



               TOTAL
              PREMIUMS
              WITH 5%                      DEATH BENEFIT
   YEAR       INTEREST       0%               6%                 12%
-------------------------------------------------------------------------
    1            $24,570   $632,862          $634,114            $635,368
    2            $49,004   $651,892          $655,620            $659,500
    3            $74,659   $670,550          $677,995            $686,054
    4           $101,597   $688,869          $701,308            $715,314
    5           $129,881   $706,867          $725,615            $747,577
    6           $159,581   $727,511          $754,042            $786,359
    7           $190,765   $747,814          $783,711            $829,155
    8           $223,508   $767,771          $814,674            $876,385
    9           $257,888   $787,381          $846,987            $966,604
    10          $293,988   $806,638          $880,695          $1,105,972
    15          $503,433   $905,598        $1,194,814          $1,980,886
    20          $770,745   $997,189        $1,590,954          $3,194,637
    25          $983,687   $969,347        $1,752,426          $4,645,521
    30        $1,255,462   $933,741        $1,943,569          $6,801,708
    35        $1,602,323   $883,227        $2,162,989          $9,992,697
    40        $2,045,015   $806,225        $2,418,012         $14,746,284
    45        $2,610,015   $684,913        $2,775,477         $22,001,053
    50        $3,331,114                   $3,211,885         $33,360,514
    55        $4,251,440                   $3,676,988         $50,912,147
    60        $5,426,034                   $4,153,001         $75,468,445
    65        $6,925,148                   $5,139,782        $124,010,018
    70        $8,838,438                   $6,379,029        $208,832,996
    75       $11,280,336                   $7,936,337        $350,759,379
    80       $14,396,884                   $9,910,182        $588,803,777


                             ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR        0%               6%                 12%          0%               6%                 12%
----------  ------------------------------------------------------------------------------------------------
    1         $19,862           $21,114             $22,368    $12,880           $14,132             $15,386
    2         $38,892           $42,620             $46,500    $32,229           $35,957             $39,837
    3         $57,550           $64,995             $73,054    $51,205           $58,651             $66,710
    4         $75,869           $88,308            $102,314    $71,743           $84,183             $98,189
    5         $93,867          $112,615            $134,577    $90,428          $109,176            $131,138
    6        $114,511          $141,042            $173,359   $111,759          $138,290            $170,606
    7        $134,814          $170,711            $216,155   $132,754          $168,651            $214,096
    8        $154,771          $201,674            $263,385   $153,398          $200,301            $262,012
    9        $174,381          $233,987            $315,496   $173,694          $233,301            $314,810
    10       $193,638          $267,695            $372,924   $193,638          $267,695            $372,924
    15       $292,598          $472,464            $783,300   $292,598          $472,464            $783,300
    20       $384,189          $730,020          $1,465,880   $384,189          $730,020          $1,465,880
    25       $356,347          $921,849          $2,443,738   $356,347          $921,849          $2,443,738
    30       $320,741        $1,157,100          $4,049,383   $320,741        $1,157,100          $4,049,383
    35       $270,227        $1,440,447          $6,654,655   $270,227        $1,440,447          $6,654,655
    40       $193,225        $1,775,339         $10,826,934   $193,225        $1,775,339         $10,826,934
    45        $71,913        $2,162,477         $17,465,589    $71,913        $2,162,477         $17,465,589
    50                       $2,598,885         $28,075,096                   $2,598,885         $28,075,096
    55                       $3,063,988         $44,870,750                   $3,063,988         $44,870,750
    60                       $3,540,001         $72,667,128                   $3,540,001         $72,667,128
    65                       $4,526,782        $122,782,196                   $4,526,782        $122,782,196
    70                       $5,766,029        $206,765,342                   $5,766,029        $206,765,342
    75                       $7,323,337        $347,286,514                   $7,323,337        $347,286,514
    80                       $9,297,182        $582,974,036                   $9,297,182        $582,974,036



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

-------------------------------------------------------------------------------


                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $613,000 FACE AMOUNT
                 ISSUE AGE: 40 MALE PREFERRED PLUS NON-NICOTINE
                      $23,400 PLANNED PREMIUM FOR 20 YEARS
                         (BASED ON GUARANTEED CHARGES)



             TOTAL
            PREMIUMS
            WITH 5%                     DEATH BENEFIT
  YEAR      INTEREST       0%              6%                12%
---------------------------------------------------------------------
   1           $24,570   $632,486         $633,717           $634,949
   2           $49,004   $650,734         $654,381           $658,178
   3           $74,659   $668,607         $675,863           $683,722
   4          $101,597   $686,098         $698,187           $711,807
   5          $129,881   $703,182         $721,358           $742,667
   6          $159,581   $721,430         $747,029           $778,256
   7          $190,765   $739,254         $773,691           $817,396
   8          $223,508   $756,648         $801,375           $860,446
   9          $257,888   $773,686         $830,198           $907,883
   10         $293,988   $790,354         $860,190         $1,029,131
   15         $503,433   $869,734       $1,061,514         $1,768,751
   20         $770,745   $935,187       $1,358,814         $2,723,948
   25         $983,687   $880,095       $1,413,109         $3,740,474
   30       $1,255,462   $804,375       $1,484,969         $5,125,469
   35       $1,602,323   $697,746       $1,609,290         $7,014,646
   40       $2,045,015                  $1,695,270         $9,564,431
   45       $2,610,015                  $1,674,160        $12,967,359
   50       $3,331,114                  $1,431,023        $17,411,157
   55       $4,251,440                    $809,095        $23,064,138
   60       $5,426,034                                    $30,449,257
   65       $6,925,148                                    $47,753,799
   70       $8,838,438                                    $76,878,329
   75      $11,280,336                                   $122,797,857
   80      $14,396,884                                   $195,733,738


                          ACCOUNT VALUE                              CASH SURRENDER VALUE
  YEAR       0%              6%                12%          0%              6%                12%
--------  --------------------------------------------------------------------------------------------
   1        $19,486          $20,717            $21,949    $12,504          $13,735            $14,967
   2        $37,734          $41,381            $45,178    $31,071          $34,718            $38,515
   3        $55,607          $62,863            $70,722    $49,262          $56,519            $64,377
   4        $73,098          $85,187            $98,807    $68,972          $81,061            $94,681
   5        $90,182         $108,358           $129,667    $86,743         $104,919           $126,228
   6       $108,430         $134,029           $165,256   $105,678         $131,276           $162,504
   7       $126,254         $160,691           $204,396   $124,194         $158,631           $202,337
   8       $143,648         $188,375           $247,446   $142,275         $187,002           $246,072
   9       $160,686         $217,198           $294,883   $159,999         $216,511           $294,196
   10      $177,354         $247,190           $347,013   $177,354         $247,190           $347,013
   15      $256,734         $419,753           $699,415   $256,734         $419,753           $699,415
   20      $322,187         $623,501         $1,249,902   $322,187         $623,501         $1,249,902
   25      $267,095         $743,355         $1,967,645   $267,095         $743,355         $1,967,645
   30      $191,375         $871,969         $3,051,437   $191,375         $871,969         $3,051,437
   35       $84,746         $996,290         $4,671,417    $84,746         $996,290         $4,671,417
   40                     $1,082,270         $7,022,343                  $1,082,270         $7,022,343
   45                     $1,061,160        $10,294,169                  $1,061,160        $10,294,169
   50                       $818,023        $14,652,649                    $818,023        $14,652,649
   55                       $196,095        $20,327,274                    $196,095        $20,327,274
   60                                       $29,319,010                                    $29,319,010
   65                                       $47,140,799                                    $47,140,799
   70                                       $76,117,158                                    $76,117,158
   75                                      $121,582,037                                   $121,582,037
   80                                      $193,795,780                                   $193,795,780



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

62

-------------------------------------------------------------------------------


                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $584,000 FACE AMOUNT
                 ISSUE AGE: 39 MALE PREFERRED PLUS NON-NICOTINE
                            $21,400 PLANNED PREMIUM
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)



               TOTAL
              PREMIUMS
              WITH 5%                      DEATH BENEFIT
   YEAR       INTEREST       0%               6%                 12%
-------------------------------------------------------------------------
    1            $22,470   $602,157          $603,302            $604,448
    2            $44,804   $619,562          $622,971            $626,518
    3            $68,254   $636,627          $643,435            $650,804
    4            $92,876   $653,390          $664,766            $677,574
    5           $118,730   $669,859          $687,004            $707,088
    6           $145,877   $688,737          $713,001            $742,555
    7           $174,381   $707,302          $740,132            $781,693
    8           $204,310   $725,553          $768,449            $824,887
    9           $235,735   $743,483          $797,996            $913,244
    10          $268,732   $761,094          $828,821          $1,044,862
    15          $460,176   $851,625        $1,127,174          $1,868,720
    20          $704,513   $935,554        $1,498,015          $3,008,075
    25          $899,157   $910,460        $1,645,785          $4,363,039
    30        $1,147,577   $878,725        $1,822,958          $6,380,103
    35        $1,464,632   $834,186        $2,025,640          $9,359,096
    40        $1,869,282   $767,809        $2,261,774         $13,795,125
    45        $2,385,731   $662,541        $2,576,749         $20,532,412
    50        $3,044,864                   $2,986,688         $31,029,681
    55        $3,886,104                   $3,432,166         $47,408,405
    60        $4,959,762                   $3,886,456         $71,110,466
    65        $6,330,053                   $4,718,901        $113,047,020
    70        $8,078,930                   $5,856,130        $190,534,054
    75       $10,310,990                   $7,282,008        $320,115,940
    80       $13,159,726                   $9,086,957        $537,363,980
    81       $13,817,713                   $9,502,796        $596,019,995


                             ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR        0%               6%                 12%          0%               6%                 12%
----------  ------------------------------------------------------------------------------------------------
    1         $18,157           $19,302             $20,448     $9,981           $11,126             $12,272
    2         $35,562           $38,971             $42,518    $27,970           $31,379             $34,926
    3         $52,627           $59,435             $66,804    $45,619           $52,427             $59,796
    4         $69,390           $80,766             $93,574    $62,966           $74,342             $87,150
    5         $85,859          $103,004            $123,088    $80,019           $97,164            $117,248
    6        $104,737          $129,001            $158,555    $99,481          $123,745            $153,299
    7        $123,302          $156,132            $197,693   $118,630          $151,460            $193,021
    8        $141,553          $184,449            $240,887   $137,465          $180,361            $236,799
    9        $159,483          $213,996            $288,538   $155,979          $210,492            $285,034
    10       $177,094          $244,821            $341,052   $177,094          $244,821            $341,052
    15       $267,625          $432,074            $716,328   $267,625          $432,074            $716,328
    20       $351,554          $667,710          $1,340,790   $351,554          $667,710          $1,340,790
    25       $326,460          $843,452          $2,236,022   $326,460          $843,452          $2,236,022
    30       $294,725        $1,059,588          $3,708,414   $294,725        $1,059,588          $3,708,414
    35       $250,186        $1,320,728          $6,102,180   $250,186        $1,320,728          $6,102,180
    40       $183,809        $1,631,071          $9,948,312   $183,809        $1,631,071          $9,948,312
    45        $78,541        $1,992,749         $16,072,212    $78,541        $1,992,749         $16,072,212
    50                       $2,402,688         $25,851,605                   $2,402,688         $25,851,605
    55                       $2,848,166         $41,388,093                   $2,848,166         $41,388,093
    60                       $3,302,456         $66,465,833                   $3,302,456         $66,465,833
    65                       $4,134,901        $111,927,742                   $4,134,901        $111,927,742
    70                       $5,272,130        $188,647,578                   $5,272,130        $188,647,578
    75                       $6,698,008        $316,946,475                   $6,698,008        $316,946,475
    80                       $8,502,957        $532,043,545                   $8,502,957        $532,043,545
    81                       $8,918,796        $590,118,807                   $8,918,796        $590,118,807



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

-------------------------------------------------------------------------------


                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $584,000 FACE AMOUNT
                 ISSUE AGE: 39 MALE PREFERRED PLUS NON-NICOTINE
                            $21,400 PLANNED PREMIUM
                         (BASED ON GUARANTEED CHARGES)



                TOTAL
               PREMIUMS
               WITH 5%                      DEATH BENEFIT
   YEAR        INTEREST       0%               6%                 12%
--------------------------------------------------------------------------
     1            $22,470   $601,811          $602,936            $604,062
     2            $44,804   $618,529          $621,865            $625,337
     3            $68,254   $634,917          $641,556            $648,745
     4            $92,876   $650,963          $662,027            $674,491
     5           $118,730   $666,660          $683,299            $702,806
     6           $145,877   $683,425          $706,867            $735,461
     7           $174,381   $699,789          $731,334            $771,363
     8           $204,310   $715,765          $756,744            $810,856
     9           $235,735   $731,346          $783,130            $855,526
    10           $268,732   $746,602          $810,599            $974,367
    15           $460,176   $819,736        $1,004,739          $1,673,740
    20           $704,513   $880,611        $1,285,157          $2,576,718
    25           $899,157   $832,252        $1,336,739          $3,539,062
    30         $1,147,577   $765,280        $1,390,188          $4,850,911
    35         $1,464,632   $672,190        $1,511,683          $6,641,446
    40         $1,869,282                   $1,604,859          $9,063,418
    45         $2,385,731                   $1,612,079         $12,305,141
    50         $3,044,864                   $1,434,991         $16,562,893
    55         $3,886,104                     $926,709         $21,998,971
    60         $4,959,762                                      $28,971,899
    65         $6,330,053                                      $43,851,190
    70         $8,078,930                                      $70,682,777
    75        $10,310,990                                     $113,134,463
    80        $13,159,726                                     $180,330,702
    81        $13,817,713                                     $197,954,199


                              ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR         0%               6%                 12%          0%               6%                 12%
-----------  ------------------------------------------------------------------------------------------------
     1         $17,811           $18,936             $20,062     $9,635           $10,760             $11,886
     2         $34,529           $37,865             $41,337    $26,937           $30,273             $33,745
     3         $50,917           $57,556             $64,745    $43,909           $50,548             $57,737
     4         $66,963           $78,027             $90,491    $60,539           $71,603             $84,067
     5         $82,660           $99,299            $118,806    $76,820           $93,459            $112,966
     6         $99,425          $122,867            $151,461    $94,169          $117,611            $146,205
     7        $115,789          $147,334            $187,363   $111,117          $142,662            $182,691
     8        $131,765          $172,744            $226,856   $127,677          $168,656            $222,768
     9        $147,346          $199,130            $270,302   $143,842          $195,626            $266,798
    10        $162,602          $226,599            $318,042   $162,602          $226,599            $318,042
    15        $235,736          $385,142            $641,587   $235,736          $385,142            $641,587
    20        $296,611          $572,833          $1,148,521   $296,611          $572,833          $1,148,521
    25        $248,252          $685,068          $1,813,741   $248,252          $685,068          $1,813,741
    30        $181,280          $806,188          $2,819,576   $181,280          $806,188          $2,819,576
    35         $88,190          $927,683          $4,330,257    $88,190          $927,683          $4,330,257
    40                        $1,020,859          $6,536,056                   $1,020,859          $6,536,056
    45                        $1,028,079          $9,632,129                   $1,028,079          $9,632,129
    50                          $850,991         $13,798,961                     $850,991         $13,798,961
    55                          $342,709         $19,205,359                     $342,709         $19,205,359
    60                                           $27,079,579                                      $27,079,579
    65                                           $43,267,190                                      $43,267,190
    70                                           $69,982,947                                      $69,982,947
    75                                          $112,014,320                                     $112,014,320
    80                                          $178,545,249                                     $178,545,249
    81                                          $195,994,256                                     $195,994,256



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

64

-------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

We provide information about our financial strength in reports filed with the SEC and state insurance departments. For example, we file annual reports (Form 10-K), quarterly reports (Form 10-Q) and periodic reports (Form 8-K) with the SEC. Forms 10-K and 10-Q include information such as our financial statements, management discussion and analysis of the previous year of operations, risk factors, and other information. Form 8-K reports are used to communicate important developments that are not otherwise disclosed in the other forms described above.


You may read or copy these reports at the SEC's Public Reference Room at 100 F. Street N.E., Room 1580, Washington, D.C. 20549-2001. You may also obtain reports and other information about us by contacting us using the information stated on the cover page of this prospectus, visiting our website at www.hartfordinvestor.com or visiting the SEC website at www.sec.gov. You may also obtain reports and other financial information about us by contacting Your state insurance department.


811-07271

811-07273

                                     PART B

STATEMENT OF ADDITIONAL INFORMATION (PART B)
LIBERTY VUL
SEPARATE ACCOUNT VL II
HARTFORD LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.


DATE OF PROSPECTUS: JULY 16, 2012



DATE OF STATEMENT OF ADDITIONAL INFORMATION: JULY 16, 2012

2                                            HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                          PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION AND HISTORY                                                3
SERVICES                                                                       3
EXPERTS                                                                        3
DISTRIBUTION OF THE POLICIES                                                   3
ADDITIONAL INFORMATION ABOUT CHARGES                                           4
PERFORMANCE DATA                                                               4
FINANCIAL STATEMENTS                                                           5

HARTFORD LIFE INSURANCE COMPANY                                            3

-------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE INSURANCE COMPANY ("HARTFORD") -- Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS


The consolidated financial statements of Hartford Life Insurance Company (the "Company") as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2012, and dated May 29, 2012 as to the effects of the retrospective adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts as discussed in Note 1 and the subsequent events discussed in Note 21, relating to the consolidated financial statements of Hartford Life Insurance Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Hartford Life Insurance Company's change in its method of accounting and reporting for costs associated with acquiring or renewing insurance contracts as required by accounting guidance adopted retrospectively, for variable interest entities and embedded credit derivatives as required by accounting guidance adopted in 2010, and for other-than-temporary impairments as required by accounting guidance adopted in 2009), and the statements of assets and liabilities of Hartford Life Insurance Company Separate Account VL II as of December 31, 2011, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated April 13, 2012, which reports are both included in the Statement of Additional Information which is part of the Registration Statement. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 32nd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.


DISTRIBUTION OF THE POLICIES

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies offered through this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2011: $3,031,957; 2010:
$1,039,771; and 2009: $1,194,553. HESCO did not retain any of these commissions.

4                                            HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

HESCO enters into sales agreements with registered broker-dealers, financial institutions and other parties ("Financial Intermediaries"). The policies are sold by salespersons who represent Hartford as insurance agents and who are financial professionals ("Sales Representatives") of HESCO or certain other registered broker-dealers who have entered into sales agreements with HESCO.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully in the prospectus.

ADDITIONAL INFORMATION ABOUT CHARGES

SALES LOAD -- The front-end load under the policies may be used to cover expenses related to the sale and distribution of the policies. Refer to prospectus for applicable sales load.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a Policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL II.


UNDERWRITING PROCEDURES -- To purchase a Policy You must submit an application to us. Within limits, You may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the Policy application. Policies generally will be issued only on the lives of Insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.


The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday. The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

INCREASES IN FACE AMOUNT -- At any time after the first Policy Year, You may request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect. We reserve the right to limit the number of increases made under the Policy to not more than one in any 12 month period.

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the Policy. Performance history is based on the Funds' past performance only and is no indication of future performance.


The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from Your Policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on Your age, gender, Face Amount, underwriting class, premiums, Policy duration, and account value. All of these Policy charges will have a significant impact on Your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on Your policy's performance, You should obtain a personalized illustration based on historical Fund performance from Your financial adviser.


Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

HARTFORD LIFE INSURANCE COMPANY                                            5

-------------------------------------------------------------------------------

FINANCIAL STATEMENTS


The financial statements of the Company and the Separate Account for the period ended December 31, 2011 follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.


For the most recent quarterly financial statement information for Hartford Life Insurance Company visit www.hartfordinvestor.com. Requests for copies can also be directed to The Hartford, P.O. Box 2999, Hartford, Connecticut 06104-2999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE CONTRACT OWNERS OF
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II
AND THE BOARD OF DIRECTORS OF HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

We have audited the accompanying statements of assets and liabilities of each of the individual Sub-Accounts disclosed in Note 1 which comprise the Hartford Life Insurance Company Separate Account VL II (the "Account") as of December 31, 2011, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in
Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2011, by correspondence with the fund managers; where replies were not received from the fund managers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual Sub-Accounts disclosed in Note 1 constituting the Hartford Life Insurance Company Separate Account VL II as of December 31, 2011, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
April 13, 2012

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          ALLIANCEBERNSTEIN VPS      ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                             BALANCED WEALTH             INTERNATIONAL             SMALL/MID-CAP
                                           STRATEGY PORTFOLIO           VALUE PORTFOLIO           VALUE PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                  1,424                     37,425                     10,466
                                                =========                  =========                 ==========
  Cost                                            $12,102                   $885,769                   $154,468
                                                =========                  =========                 ==========
  Market value                                    $15,378                   $426,645                   $160,963
 Due from Sponsor Company                              --                         --                         --
 Receivable from fund shares sold                      --                        708                         --
 Other assets                                          --                         --                         --
                                                ---------                  ---------                 ----------
 Total assets                                      15,378                    427,353                    160,963
                                                ---------                  ---------                 ----------
LIABILITIES:
 Due to Sponsor Company                                --                        708                         --
 Payable for fund shares purchased                     --                         --                         --
 Other liabilities                                     --                         --                         --
                                                ---------                  ---------                 ----------
 Total liabilities                                     --                        708                         --
                                                ---------                  ---------                 ----------
NET ASSETS:
 For contract liabilities                         $15,378                   $426,645                   $160,963
                                                =========                  =========                 ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                      1,554                     62,216                     13,024
 Minimum unit fair value #*                     $9.898234                  $6.857519                 $12.359340
 Maximum unit fair value #*                     $9.898234                  $6.857519                 $12.359340
 Contract liability                               $15,378                   $426,645                   $160,963

                                                                     ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS          INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT
--------------------------------------  ----------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                    257                      7,779
                                                =========                  =========
  Cost                                             $1,922                   $165,309
                                                =========                  =========
  Market value                                     $2,380                   $116,141
 Due from Sponsor Company                              --                         --
 Receivable from fund shares sold                      --                         --
 Other assets                                          --                         --
                                                ---------                  ---------
 Total assets                                       2,380                    116,141
                                                ---------                  ---------
LIABILITIES:
 Due to Sponsor Company                                --                         --
 Payable for fund shares purchased                     --                         --
 Other liabilities                                     --                         --
                                                ---------                  ---------
 Total liabilities                                     --                         --
                                                ---------                  ---------
NET ASSETS:
 For contract liabilities                          $2,380                   $116,141
                                                =========                  =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                        283                     14,731
 Minimum unit fair value #*                     $8.410751                  $7.883945
 Maximum unit fair value #*                     $8.410751                  $7.883945
 Contract liability                                $2,380                   $116,141

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            INVESCO V.I.           INVESCO V.I.         INVESCO V.I.
                                               CAPITAL                 CORE             INTERNATIONAL
                                          APPRECIATION FUND        EQUITY FUND           GROWTH FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                4,782                  1,032               15,077
                                              =========             ==========            =========
  Cost                                         $117,728                $27,793             $383,884
                                              =========             ==========            =========
  Market value                                 $102,437                $27,575             $397,586
 Due from Sponsor Company                            --                     --                   --
 Receivable from fund shares sold                    --                     --                  705
 Other assets                                        --                     --                   --
                                              ---------             ----------            ---------
 Total assets                                   102,437                 27,575              398,291
                                              ---------             ----------            ---------
LIABILITIES:
 Due to Sponsor Company                              --                     --                  705
 Payable for fund shares purchased                   --                     --                   --
 Other liabilities                                   --                     --                   --
                                              ---------             ----------            ---------
 Total liabilities                                   --                     --                  705
                                              ---------             ----------            ---------
NET ASSETS:
 For contract liabilities                      $102,437                $27,575             $397,586
                                              =========             ==========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   10,966                  1,792               43,003
 Minimum unit fair value #*                   $9.341396             $15.391910            $9.245632
 Maximum unit fair value #*                   $9.341396             $15.391910            $9.245632
 Contract liability                            $102,437                $27,575             $397,586

                                            INVESCO V.I.          INVESCO V.I.
                                            MID CAP CORE           SMALL CAP
                                            EQUITY FUND           EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               39,821                34,310
                                             ==========            ==========
  Cost                                         $504,772              $479,342
                                             ==========            ==========
  Market value                                 $460,336              $563,024
 Due from Sponsor Company                            --                     2
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   460,336               563,026
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                     2
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                     2
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $460,336              $563,024
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   27,223                41,088
 Minimum unit fair value #*                  $16.909642            $13.702870
 Maximum unit fair value #*                  $16.909642            $13.702870
 Contract liability                            $460,336              $563,024

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                           INVESCO V.I.
                                             INVESCO V.I.           INVESCO V.I.          BALANCED RISK
                                               CAPITAL                 GLOBAL               ALLOCATION
                                           DEVELOPMENT FUND       REAL ESTATE FUND             FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (A)(B)
------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                 9,122                  1,377                  6,486
                                              ==========             ==========             ==========
  Cost                                          $157,470                $17,723                $71,807
                                              ==========             ==========             ==========
  Market value                                  $113,565                $16,712                $74,789
 Due from Sponsor Company                             --                     --                     --
 Receivable from fund shares sold                     --                     --                     --
 Other assets                                         --                     --                     --
                                              ----------             ----------             ----------
 Total assets                                    113,565                 16,712                 74,789
                                              ----------             ----------             ----------
LIABILITIES:
 Due to Sponsor Company                               --                     --                     --
 Payable for fund shares purchased                    --                     --                     --
 Other liabilities                                    --                     --                     --
                                              ----------             ----------             ----------
 Total liabilities                                    --                     --                     --
                                              ----------             ----------             ----------
NET ASSETS:
 For contract liabilities                       $113,565                $16,712                $74,789
                                              ==========             ==========             ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    10,257                  1,266                  6,743
 Minimum unit fair value #*                   $11.072131             $13.205405             $11.091880
 Maximum unit fair value #*                   $11.072131             $13.205405             $11.091880
 Contract liability                             $113,565                $16,712                $74,789


                                         ALLIANCEBERNSTEIN VPS       AMERICAN FUNDS
                                              REAL ESTATE                GLOBAL
                                          INVESTMENT PORTFOLIO         BOND FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
ASSETS:
 Investments:
  Number of shares                                  1,348                   7,161
                                               ==========              ==========
  Cost                                            $16,575                 $81,999
                                               ==========              ==========
  Market value                                    $15,647                 $85,290
 Due from Sponsor Company                              --                      --
 Receivable from fund shares sold                      --                      --
 Other assets                                          --                      --
                                               ----------              ----------
 Total assets                                      15,647                  85,290
                                               ----------              ----------
LIABILITIES:
 Due to Sponsor Company                                --                      --
 Payable for fund shares purchased                     --                      --
 Other liabilities                                     --                      --
                                               ----------              ----------
 Total liabilities                                     --                      --
                                               ----------              ----------
NET ASSETS:
 For contract liabilities                         $15,647                 $85,290
                                               ==========              ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                        848                   7,102
 Minimum unit fair value #*                    $18.461559              $12.009540
 Maximum unit fair value #*                    $18.461559              $12.009540
 Contract liability                               $15,647                 $85,290

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS                              AMERICAN FUNDS
                                              GLOBAL            AMERICAN FUNDS          BLUE CHIP
                                            GROWTH AND              ASSET               INCOME AND
                                            INCOME FUND        ALLOCATION FUND         GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               9,422               474,725               168,925
                                             =========            ==========            ==========
  Cost                                         $73,241            $7,315,785            $1,545,773
                                             =========            ==========            ==========
  Market value                                 $86,593            $7,624,078            $1,508,504
 Due from Sponsor Company                           --                    --                    --
 Receivable from fund shares sold                   --                    --                    --
 Other assets                                       --                    --                    --
                                             ---------            ----------            ----------
 Total assets                                   86,593             7,624,078             1,508,504
                                             ---------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                    --                    --
 Payable for fund shares purchased                  --                    --                    --
 Other liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
 Total liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
NET ASSETS:
 For contract liabilities                      $86,593            $7,624,078            $1,508,504
                                             =========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   9,491               479,103               101,998
 Minimum unit fair value #*                  $9.123412            $15.913238            $14.789539
 Maximum unit fair value #*                  $9.123412            $15.913238            $14.789539
 Contract liability                            $86,593            $7,624,078            $1,508,504


                                                                AMERICAN FUNDS
                                           AMERICAN FUNDS           GLOBAL
                                             BOND FUND            GROWTH FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of shares                              318,389              107,435
                                             ==========            =========
  Cost                                       $3,420,559            $1,612,614
                                             ==========            =========
  Market value                               $3,460,891            $2,072,421
 Due from Sponsor Company                            --                    3
 Receivable from fund shares sold                    --                   --
 Other assets                                         1                    1
                                             ----------            ---------
 Total assets                                 3,460,892            2,072,425
                                             ----------            ---------
LIABILITIES:
 Due to Sponsor Company                              --                   --
 Payable for fund shares purchased                   --                    3
 Other liabilities                                   --                   --
                                             ----------            ---------
 Total liabilities                                   --                    3
                                             ----------            ---------
NET ASSETS:
 For contract liabilities                    $3,460,892            $2,072,422
                                             ==========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  245,005            1,351,546
 Minimum unit fair value #*                  $14.125783            $1.533372
 Maximum unit fair value #*                  $14.125783            $1.533372
 Contract liability                          $3,460,892            $2,072,422

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           AMERICAN FUNDS         AMERICAN FUNDS          AMERICAN FUNDS
                                            GROWTH FUND         GROWTH-INCOME FUND      INTERNATIONAL FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              184,884                222,003                 314,715
                                             ==========             ==========              ==========
  Cost                                       $8,748,653             $6,906,300              $5,650,367
                                             ==========             ==========              ==========
  Market value                               $9,554,820             $7,341,655              $4,771,080
 Due from Sponsor Company                            --                     --                      --
 Receivable from fund shares sold                 1,260                     --                   7,056
 Other assets                                         6                      5                      --
                                             ----------             ----------              ----------
 Total assets                                 9,556,086              7,341,660               4,778,136
                                             ----------             ----------              ----------
LIABILITIES:
 Due to Sponsor Company                           1,260                     --                   7,056
 Payable for fund shares purchased                   --                     --                      --
 Other liabilities                                   --                     --                       1
                                             ----------             ----------              ----------
 Total liabilities                                1,260                     --                   7,057
                                             ----------             ----------              ----------
NET ASSETS:
 For contract liabilities                    $9,554,826             $7,341,660              $4,771,079
                                             ==========             ==========              ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                8,125,799              5,366,754                 240,265
 Minimum unit fair value #*                   $1.175863              $1.367989              $19.857580
 Maximum unit fair value #*                   $1.175863              $1.367989              $19.857580
 Contract liability                          $9,554,826             $7,341,660              $4,771,079

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS          GLOBAL SMALL
                                           NEW WORLD FUND      CAPITALIZATION FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of shares                               85,089                174,488
                                             ==========             ==========
  Cost                                       $1,472,325             $2,839,177
                                             ==========             ==========
  Market value                               $1,659,226             $2,973,277
 Due from Sponsor Company                            --                     --
 Receivable from fund shares sold                    --                     --
 Other assets                                        --                     --
                                             ----------             ----------
 Total assets                                 1,659,226              2,973,277
                                             ----------             ----------
LIABILITIES:
 Due to Sponsor Company                              --                     --
 Payable for fund shares purchased                   --                     --
 Other liabilities                                   --                     --
                                             ----------             ----------
 Total liabilities                                   --                     --
                                             ----------             ----------
NET ASSETS:
 For contract liabilities                    $1,659,226             $2,973,277
                                             ==========             ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   60,717              1,623,138
 Minimum unit fair value #*                  $27.327395              $1.831808
 Maximum unit fair value #*                  $27.327395              $1.831808
 Contract liability                          $1,659,226             $2,973,277

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           FIDELITY VIP          FIDELITY VIP         FIDELITY VIP
                                           ASSET MANAGER        EQUITY-INCOME            GROWTH
                                             PORTFOLIO            PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              36,469               360,477                  408
                                             =========            ==========            =========
  Cost                                        $589,864            $8,145,417              $11,966
                                             =========            ==========            =========
  Market value                                $503,275            $6,736,784              $14,918
 Due from Sponsor Company                           --                    --                   --
 Receivable from fund shares sold                   --                    --                   --
 Other assets                                       --                     1                   --
                                             ---------            ----------            ---------
 Total assets                                  503,275             6,736,785               14,918
                                             ---------            ----------            ---------
LIABILITIES:
 Due to Sponsor Company                             --                    --                   --
 Payable for fund shares purchased                  --                    --                   --
 Other liabilities                                  --                    --                   --
                                             ---------            ----------            ---------
 Total liabilities                                  --                    --                   --
                                             ---------            ----------            ---------
NET ASSETS:
 For contract liabilities                     $503,275            $6,736,785              $14,918
                                             =========            ==========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 187,051             2,308,759                1,589
 Minimum unit fair value #*                  $2.690584             $2.906674            $9.385277
 Maximum unit fair value #*                  $2.690584            $10.840042            $9.385277
 Contract liability                           $503,275            $6,736,785              $14,918

                                            FIDELITY VIP         FIDELITY VIP
                                             CONTRAFUND            OVERSEAS
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of shares                               78,406               38,103
                                             ==========            =========
  Cost                                       $2,093,392             $716,102
                                             ==========            =========
  Market value                               $1,775,110             $519,348
 Due from Sponsor Company                            --                   --
 Receivable from fund shares sold                    --                   --
 Other assets                                        --                   --
                                             ----------            ---------
 Total assets                                 1,775,110              519,348
                                             ----------            ---------
LIABILITIES:
 Due to Sponsor Company                              --                   --
 Payable for fund shares purchased                   --                   --
 Other liabilities                                   --                   --
                                             ----------            ---------
 Total liabilities                                   --                   --
                                             ----------            ---------
NET ASSETS:
 For contract liabilities                    $1,775,110             $519,348
                                             ==========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  143,956              261,693
 Minimum unit fair value #*                  $12.330930            $1.984568
 Maximum unit fair value #*                  $12.330930            $1.984568
 Contract liability                          $1,775,110             $519,348

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                       FIDELITY VIP
                                            FIDELITY VIP         FIDELITY VIP        DYNAMIC CAPITAL
                                              MID CAP          VALUE STRATEGIES        APPRECIATION
                                             PORTFOLIO             PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               57,959                2,405                   418
                                             ==========            =========            ==========
  Cost                                       $1,795,616              $11,881                $2,912
                                             ==========            =========            ==========
  Market value                               $1,656,475              $21,234                $3,374
 Due from Sponsor Company                            --                   --                    --
 Receivable from fund shares sold                   280                   --                    --
 Other assets                                        --                   --                    --
                                             ----------            ---------            ----------
 Total assets                                 1,656,755               21,234                 3,374
                                             ----------            ---------            ----------
LIABILITIES:
 Due to Sponsor Company                             280                   --                    --
 Payable for fund shares purchased                   --                   --                    --
 Other liabilities                                    1                   --                    --
                                             ----------            ---------            ----------
 Total liabilities                                  281                   --                    --
                                             ----------            ---------            ----------
NET ASSETS:
 For contract liabilities                    $1,656,474              $21,234                $3,374
                                             ==========            =========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  124,230                2,175                   335
 Minimum unit fair value #*                  $13.333878            $9.764119            $10.081559
 Maximum unit fair value #*                  $13.333878            $9.764119            $10.081559
 Contract liability                          $1,656,474              $21,234                $3,374


                                            FIDELITY VIP          FIDELITY VIP
                                            FREEDOM 2010          FREEDOM 2020
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                                    7                16,470
                                             ==========            ==========
  Cost                                              $68              $137,646
                                             ==========            ==========
  Market value                                      $75              $167,503
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                        75               167,503
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                           $75              $167,503
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                        7                16,097
 Minimum unit fair value #*                  $10.849651            $10.405993
 Maximum unit fair value #*                  $10.849651            $10.405993
 Contract liability                                 $75              $167,503

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         FRANKLIN
                                           FIDELITY VIP          FIDELITY VIP             RISING
                                           FREEDOM 2030        STRATEGIC INCOME         DIVIDENDS
                                             PORTFOLIO            PORTFOLIO          SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              30,312                 1,924                 2,451
                                             =========            ==========            ==========
  Cost                                        $196,813               $22,156               $43,717
                                             =========            ==========            ==========
  Market value                                $293,121               $21,377               $48,165
 Due from Sponsor Company                           --                    --                     3
 Receivable from fund shares sold                   --                    --                    --
 Other assets                                       --                    --                    --
                                             ---------            ----------            ----------
 Total assets                                  293,121                21,377                48,168
                                             ---------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                    --                    --
 Payable for fund shares purchased                  --                    --                     3
 Other liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
 Total liabilities                                  --                    --                     3
                                             ---------            ----------            ----------
NET ASSETS:
 For contract liabilities                     $293,121               $21,377               $48,165
                                             =========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  29,583                 1,693                 3,372
 Minimum unit fair value #*                  $9.908391            $12.624600            $14.282970
 Maximum unit fair value #*                  $9.908391            $12.624600            $14.282970
 Contract liability                           $293,121               $21,377               $48,165

                                                                    FRANKLIN
                                              FRANKLIN           SMALL-MID CAP
                                               INCOME                GROWTH
                                          SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               84,182                 1,721
                                             ==========            ==========
  Cost                                       $1,411,563               $31,948
                                             ==========            ==========
  Market value                               $1,205,480               $35,262
 Due from Sponsor Company                           822                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 1,206,302                35,262
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                  822                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                  822                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,205,480               $35,262
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   92,275                 3,096
 Minimum unit fair value #*                  $13.064004            $11.390200
 Maximum unit fair value #*                  $13.064004            $11.390200
 Contract liability                          $1,205,480               $35,262

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              FRANKLIN              FRANKLIN
                                             SMALL CAP             STRATEGIC
                                               VALUE                 INCOME            MUTUAL SHARES
                                          SECURITIES FUND       SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               59,380                54,362                91,976
                                             ==========            ==========            ==========
  Cost                                         $710,453              $632,606            $1,607,398
                                             ==========            ==========            ==========
  Market value                                 $922,172              $682,245            $1,414,592
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                 5,322                   412                   574
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                   927,494               682,657             1,415,166
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                           5,322                   412                   574
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                5,322                   412                   574
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                      $922,172              $682,245            $1,414,592
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   46,174                53,448                93,465
 Minimum unit fair value #*                  $19.971648            $12.764539            $15.135026
 Maximum unit fair value #*                  $19.971648            $12.764539            $15.135026
 Contract liability                            $922,172              $682,245            $1,414,592

                                             TEMPLETON
                                            DEVELOPING            TEMPLETON
                                              MARKETS              FOREIGN
                                          SECURITIES FUND      SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                              11,373               12,098
                                             =========            =========
  Cost                                        $108,790             $153,533
                                             =========            =========
  Market value                                $108,040             $151,955
 Due from Sponsor Company                            1                    1
 Receivable from fund shares sold                   --                   --
 Other assets                                       --                   --
                                             ---------            ---------
 Total assets                                  108,041              151,956
                                             ---------            ---------
LIABILITIES:
 Due to Sponsor Company                             --                   --
 Payable for fund shares purchased                   1                    1
 Other liabilities                                  --                   --
                                             ---------            ---------
 Total liabilities                                   1                    1
                                             ---------            ---------
NET ASSETS:
 For contract liabilities                     $108,040             $151,955
                                             =========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  12,184               17,632
 Minimum unit fair value #*                  $8.867469            $8.617940
 Maximum unit fair value #*                  $8.867469            $8.617940
 Contract liability                           $108,040             $151,955

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         FRANKLIN
                                             TEMPLETON              MUTUAL               FLEX CAP
                                              GROWTH           GLOBAL DISCOVERY           GROWTH
                                          SECURITIES FUND      SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              16,609                61,399                   317
                                             =========            ==========            ==========
  Cost                                        $187,679            $1,280,683                $2,572
                                             =========            ==========            ==========
  Market value                                $167,920            $1,184,385                $3,834
 Due from Sponsor Company                          819                   549                    --
 Receivable from fund shares sold                   --                    --                    --
 Other assets                                       --                    --                    --
                                             ---------            ----------            ----------
 Total assets                                  168,739             1,184,934                 3,834
                                             ---------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                    --                    --
 Payable for fund shares purchased                 819                   549                    --
 Other liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
 Total liabilities                                 819                   549                    --
                                             ---------            ----------            ----------
NET ASSETS:
 For contract liabilities                     $167,920            $1,184,385                $3,834
                                             =========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  18,592                96,629                   355
 Minimum unit fair value #*                  $9.031951            $12.257024            $10.786324
 Maximum unit fair value #*                  $9.031951            $12.257024            $10.786324
 Contract liability                           $167,920            $1,184,385                $3,834


                                             TEMPLETON              HARTFORD
                                            GLOBAL BOND             ADVISERS
                                          SECURITIES FUND           HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               96,933               401,445
                                             ==========            ==========
  Cost                                       $1,681,287            $10,386,041
                                             ==========            ==========
  Market value                               $1,759,325            $7,763,742
 Due from Sponsor Company                             6                   703
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                     2
                                             ----------            ----------
 Total assets                                 1,759,331             7,764,447
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                    6                   703
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                    6                   703
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,759,325            $7,763,744
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  111,762             2,239,351
 Minimum unit fair value #*                  $15.741644             $3.466961
 Maximum unit fair value #*                  $15.741644             $3.466961
 Contract liability                          $1,759,325            $7,763,744

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD               HARTFORD               HARTFORD
                                                TOTAL                 CAPITAL               DIVIDEND
                                             RETURN BOND           APPRECIATION            AND GROWTH
                                              HLS FUND               HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                             1,145,436                619,594               516,296
                                             ===========            ===========            ==========
  Cost                                       $12,932,780            $28,421,883            $9,859,886
                                             ===========            ===========            ==========
  Market value                               $13,324,739            $23,046,959            $9,983,287
 Due from Sponsor Company                             --                     --                    --
 Receivable from fund shares sold                 15,419                    560                10,159
 Other assets                                         --                      1                    --
                                             -----------            -----------            ----------
 Total assets                                 13,340,158             23,047,520             9,993,446
                                             -----------            -----------            ----------
LIABILITIES:
 Due to Sponsor Company                           15,419                    560                10,159
 Payable for fund shares purchased                    --                     --                    --
 Other liabilities                                     3                     --                     3
                                             -----------            -----------            ----------
 Total liabilities                                15,422                    560                10,162
                                             -----------            -----------            ----------
NET ASSETS:
 For contract liabilities                    $13,324,736            $23,046,960            $9,983,284
                                             ===========            ===========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 4,409,718              3,671,166             2,345,958
 Minimum unit fair value #*                    $3.021675              $6.277831             $4.255526
 Maximum unit fair value #*                    $3.021675              $6.277831             $4.255526
 Contract liability                          $13,324,736            $23,046,960            $9,983,284


                                             HARTFORD             HARTFORD
                                          GLOBAL RESEARCH       GLOBAL GROWTH
                                             HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                               1,872                2,328
                                             =========            =========
  Cost                                         $15,750              $34,236
                                             =========            =========
  Market value                                 $16,886              $31,313
 Due from Sponsor Company                           --                   --
 Receivable from fund shares sold                   --                   --
 Other assets                                       --                   --
                                             ---------            ---------
 Total assets                                   16,886               31,313
                                             ---------            ---------
LIABILITIES:
 Due to Sponsor Company                             --                   --
 Payable for fund shares purchased                  --                   --
 Other liabilities                                  --                   --
                                             ---------            ---------
 Total liabilities                                  --                   --
                                             ---------            ---------
NET ASSETS:
 For contract liabilities                      $16,886              $31,313
                                             =========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   1,838               30,544
 Minimum unit fair value #*                  $9.118201            $1.025151
 Maximum unit fair value #*                  $9.323636            $1.025151
 Contract liability                            $16,886              $31,313

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD                                   HARTFORD
                                            DISCIPLINED            HARTFORD               GROWTH
                                               EQUITY               GROWTH            OPPORTUNITIES
                                              HLS FUND             HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               87,128                1,745                39,739
                                             ==========            =========            ==========
  Cost                                       $1,008,315              $18,684            $1,087,302
                                             ==========            =========            ==========
  Market value                               $1,026,706              $19,060              $936,543
 Due from Sponsor Company                            --                   --                    --
 Receivable from fund shares sold                   832                   --                 1,257
 Other assets                                        --                   --                    --
                                             ----------            ---------            ----------
 Total assets                                 1,027,538               19,060               937,800
                                             ----------            ---------            ----------
LIABILITIES:
 Due to Sponsor Company                             832                   --                 1,257
 Payable for fund shares purchased                   --                   --                    --
 Other liabilities                                   --                   --                    --
                                             ----------            ---------            ----------
 Total liabilities                                  832                   --                 1,257
                                             ----------            ---------            ----------
NET ASSETS:
 For contract liabilities                    $1,026,706              $19,060              $936,543
                                             ==========            =========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  679,071                1,963                51,934
 Minimum unit fair value #*                   $1.511927            $9.709898            $18.033268
 Maximum unit fair value #*                   $1.511927            $9.709898            $18.033268
 Contract liability                          $1,026,706              $19,060              $936,543


                                              HARTFORD              HARTFORD
                                             HIGH YIELD               INDEX
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of shares                               92,289                368,320
                                             ==========            ===========
  Cost                                         $769,379            $10,014,607
                                             ==========            ===========
  Market value                                 $803,187             $9,650,263
 Due from Sponsor Company                             1                     --
 Receivable from fund shares sold                    --                     --
 Other assets                                        --                     --
                                             ----------            -----------
 Total assets                                   803,188              9,650,263
                                             ----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                     --
 Payable for fund shares purchased                    1                     --
 Other liabilities                                   --                      3
                                             ----------            -----------
 Total liabilities                                    1                      3
                                             ----------            -----------
NET ASSETS:
 For contract liabilities                      $803,187             $9,650,260
                                             ==========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   56,774              2,629,483
 Minimum unit fair value #*                  $14.147003              $3.670022
 Maximum unit fair value #*                  $14.147003              $3.670022
 Contract liability                            $803,187             $9,650,260

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD
                                           INTERNATIONAL         SMALL/MID CAP            HARTFORD
                                           OPPORTUNITIES             EQUITY                MIDCAP
                                              HLS FUND              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              463,504                 1,421               130,687
                                             ==========            ==========            ==========
  Cost                                       $6,216,658                $9,874            $2,828,482
                                             ==========            ==========            ==========
  Market value                               $4,966,601               $12,692            $3,105,872
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                   706                    --                    --
 Other assets                                         1                    --                    --
                                             ----------            ----------            ----------
 Total assets                                 4,967,308                12,692             3,105,872
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             706                    --                    --
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                     1                    --
                                             ----------            ----------            ----------
 Total liabilities                                  706                     1                    --
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                    $4,966,602               $12,691            $3,105,872
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                1,742,986                 1,187               769,835
 Minimum unit fair value #*                   $2.849479            $10.691625             $4.034466
 Maximum unit fair value #*                   $2.849479            $10.691625             $4.034466
 Contract liability                          $4,966,602               $12,691            $3,105,872


                                              HARTFORD              HARTFORD
                                            MIDCAP VALUE          MONEY MARKET
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               54,047             7,333,826
                                             ==========            ==========
  Cost                                         $646,447            $7,333,826
                                             ==========            ==========
  Market value                                 $510,093            $7,333,826
 Due from Sponsor Company                            --                51,622
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   510,093             7,385,448
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                51,622
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                51,622
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $510,093            $7,333,826
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   26,751             4,081,970
 Minimum unit fair value #*                  $19.068102             $1.796639
 Maximum unit fair value #*                  $19.068102             $1.796639
 Contract liability                            $510,093            $7,333,826

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD              HARTFORD
                                           SMALL COMPANY        SMALLCAP GROWTH             STOCK
                                              HLS FUND              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              195,451                   328                281,725
                                             ==========            ==========            ===========
  Cost                                       $2,892,940                $5,694            $14,502,530
                                             ==========            ==========            ===========
  Market value                               $3,336,174                $7,099            $11,254,403
 Due from Sponsor Company                            --                    --                      3
 Receivable from fund shares sold                    --                    --                     --
 Other assets                                        --                    --                      2
                                             ----------            ----------            -----------
 Total assets                                 3,336,174                 7,099             11,254,408
                                             ----------            ----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                    --                     --
 Payable for fund shares purchased                   --                    --                      3
 Other liabilities                                    1                    --                     --
                                             ----------            ----------            -----------
 Total liabilities                                    1                    --                      3
                                             ----------            ----------            -----------
NET ASSETS:
 For contract liabilities                    $3,336,173                $7,099            $11,254,405
                                             ==========            ==========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                1,422,515                   542              3,023,015
 Minimum unit fair value #*                   $2.345264            $13.104093              $3.722907
 Maximum unit fair value #*                   $2.345264            $13.104093              $3.722907
 Contract liability                          $3,336,173                $7,099            $11,254,405

                                              HARTFORD
                                          U.S. GOVERNMENT           HARTFORD
                                             SECURITIES              VALUE
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              165,768               225,104
                                             ==========            ==========
  Cost                                       $1,779,763            $2,256,757
                                             ==========            ==========
  Market value                               $1,769,697            $2,334,198
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 1,769,697             2,334,198
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                    1                     1
                                             ----------            ----------
 Total liabilities                                    1                     1
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,769,696            $2,334,197
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  158,001               215,744
 Minimum unit fair value #*                  $10.944490            $10.030081
 Maximum unit fair value #*                  $11.205160            $11.149316
 Contract liability                          $1,769,696            $2,334,197

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            LORD ABBETT           LORD ABBETT           LORD ABBETT
                                            FUNDAMENTAL             CAPITAL                 BOND
                                            EQUITY FUND          STRUCTURE FUND        DEBENTURE FUND
                                          SUB-ACCOUNT (C)         SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                    1                 1,532                32,266
                                             ==========            ==========            ==========
  Cost                                              $17               $22,173              $351,683
                                             ==========            ==========            ==========
  Market value                                      $17               $19,965              $375,581
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                    --                    --                   276
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                        17                19,965               375,857
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --                   276
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                   --                    --                   276
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                           $17               $19,965              $375,581
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                        2                 1,611                28,285
 Minimum unit fair value #*                  $11.277301            $12.389564            $13.278309
 Maximum unit fair value #*                  $11.277301            $12.389564            $13.278309
 Contract liability                                 $17               $19,965              $375,581

                                            LORD ABBETT
                                             GROWTH AND            MFS GROWTH
                                            INCOME FUND              SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                                2,752                   461
                                             ==========            ==========
  Cost                                          $79,159               $11,368
                                             ==========            ==========
  Market value                                  $60,951               $11,332
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                    60,951                11,332
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                       $60,951               $11,332
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    5,812                 1,042
 Minimum unit fair value #*                  $10.486745            $10.879807
 Maximum unit fair value #*                  $10.486745            $10.879807
 Contract liability                             $60,951               $11,332

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(c)  Funded as of May 17, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           MFS INVESTORS            MFS NEW              MFS TOTAL
                                            TRUST SERIES        DISCOVERY SERIES       RETURN SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                1,046                 9,577               116,097
                                             ==========            ==========            ==========
  Cost                                          $20,989              $140,033            $2,302,043
                                             ==========            ==========            ==========
  Market value                                  $20,311              $136,851            $2,151,284
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                    --                    --                 7,964
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                    20,311               136,851             2,159,248
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --                 7,964
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                   --                    --                 7,964
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                       $20,311              $136,851            $2,151,284
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    1,692                 7,166               145,466
 Minimum unit fair value #*                  $12.006715            $19.097956            $14.788967
 Maximum unit fair value #*                  $12.006715            $19.097956            $14.788967
 Contract liability                             $20,311              $136,851            $2,151,284

                                             MFS VALUE            MFS RESEARCH
                                               SERIES             BOND SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               49,210                60,117
                                             ==========            ==========
  Cost                                         $537,657              $750,699
                                             ==========            ==========
  Market value                                 $623,987              $782,126
 Due from Sponsor Company                            --                     9
 Receivable from fund shares sold                 1,398                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   625,385               782,135
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                           1,398                    --
 Payable for fund shares purchased                   --                     9
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                1,398                     9
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $623,987              $782,126
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   62,046                60,585
 Minimum unit fair value #*                  $10.056780            $12.909590
 Maximum unit fair value #*                  $10.056780            $12.909590
 Contract liability                            $623,987              $782,126

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                    INVESCO             OPPENHEIMER
                                            UIF MID CAP         VAN KAMPEN V.I.           CAPITAL
                                               GROWTH               MID CAP             APPRECIATION
                                             PORTFOLIO             VALUE FUND             FUND/VA
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                8,218                 9,881                 2,704
                                             ==========            ==========            ==========
  Cost                                          $62,919              $159,609              $100,023
                                             ==========            ==========            ==========
  Market value                                  $91,380              $125,785              $106,540
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                   280                   280                    --
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                    91,660               126,065               106,540
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             280                   280                    --
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                  280                   280                    --
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                       $91,380              $125,785              $106,540
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    8,003                11,643                 9,896
 Minimum unit fair value #*                  $11.417730            $10.803724            $10.765893
 Maximum unit fair value #*                  $11.417730            $10.803724            $10.765893
 Contract liability                             $91,380              $125,785              $106,540


                                            OPPENHEIMER           OPPENHEIMER
                                         GLOBAL SECURITIES        MAIN STREET
                                              FUND/VA               FUND/VA
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               11,219                   893
                                             ==========            ==========
  Cost                                         $379,439               $19,396
                                             ==========            ==========
  Market value                                 $305,281               $18,328
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   305,281                18,328
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $305,281               $18,328
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   26,014                 1,631
 Minimum unit fair value #*                  $11.735440            $11.235715
 Maximum unit fair value #*                  $11.735440            $11.235715
 Contract liability                            $305,281               $18,328

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            OPPENHEIMER
                                            MAIN STREET           OPPENHEIMER           PUTNAM VT
                                          SMALL- & MID-CAP           VALUE             DIVERSIFIED
                                              FUND/VA               FUND/VA            INCOME FUND
                                          SUB-ACCOUNT (D)         SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                4,670                  430                61,112
                                             ==========            =========            ==========
  Cost                                          $51,174               $3,909              $449,335
                                             ==========            =========            ==========
  Market value                                  $79,483               $4,168              $420,536
 Due from Sponsor Company                            --                   --                    --
 Receivable from fund shares sold                   701                   --                    --
 Other assets                                        --                   --                    --
                                             ----------            ---------            ----------
 Total assets                                    80,184                4,168               420,536
                                             ----------            ---------            ----------
LIABILITIES:
 Due to Sponsor Company                             701                   --                    --
 Payable for fund shares purchased                   --                   --                    --
 Other liabilities                                   --                   --                    --
                                             ----------            ---------            ----------
 Total liabilities                                  701                   --                    --
                                             ----------            ---------            ----------
NET ASSETS:
 For contract liabilities                       $79,483               $4,168              $420,536
                                             ==========            =========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    7,070                  443                32,098
 Minimum unit fair value #*                  $11.241671            $9.417715            $12.188642
 Maximum unit fair value #*                  $11.241671            $9.417715            $25.400730
 Contract liability                             $79,483               $4,168              $420,536


                                             PUTNAM VT             PUTNAM VT
                                            GLOBAL ASSET             GLOBAL
                                          ALLOCATION FUND         EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               39,460               212,023
                                             ==========            ==========
  Cost                                         $652,317            $3,610,599
                                             ==========            ==========
  Market value                                 $557,205            $2,158,396
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   557,205             2,158,396
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $557,205            $2,158,396
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   18,379                88,527
 Minimum unit fair value #*                  $10.813222            $24.381165
 Maximum unit fair value #*                  $30.751053            $24.381165
 Contract liability                            $557,205            $2,158,396

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(d) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT             PUTNAM VT             PUTNAM VT
                                             GROWTH AND          GLOBAL HEALTH              HIGH
                                            INCOME FUND            CARE FUND             YIELD FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              312,945                 6,737               306,907
                                             ==========            ==========            ==========
  Cost                                       $8,217,507               $66,821            $3,681,027
                                             ==========            ==========            ==========
  Market value                               $4,809,930               $79,838            $2,028,512
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                    --                    --                    --
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                 4,809,930                79,838             2,028,512
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --                    --
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                     1
                                             ----------            ----------            ----------
 Total liabilities                                   --                    --                     1
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                    $4,809,930               $79,838            $2,028,511
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  156,759                 5,208                60,668
 Minimum unit fair value #*                  $12.559145            $15.330913            $18.244699
 Maximum unit fair value #*                  $30.742591            $15.330913            $33.700697
 Contract liability                          $4,809,930               $79,838            $2,028,511

                                                                   PUTNAM VT
                                             PUTNAM VT           INTERNATIONAL
                                            INCOME FUND            VALUE FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              183,752                 5,770
                                             ==========            ==========
  Cost                                       $2,316,637               $83,105
                                             ==========            ==========
  Market value                               $2,138,837               $45,928
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 2,138,837                45,928
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $2,138,837               $45,928
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   73,304                 3,278
 Minimum unit fair value #*                  $15.060896             $6.935285
 Maximum unit fair value #*                  $29.236133            $14.115362
 Contract liability                          $2,138,837               $45,928

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT             PUTNAM VT
                                           INTERNATIONAL         INTERNATIONAL           PUTNAM VT
                                            EQUITY FUND           GROWTH FUND          INVESTORS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              137,440                   933                 4,891
                                             ==========            ==========            ==========
  Cost                                       $2,370,520               $12,024               $46,001
                                             ==========            ==========            ==========
  Market value                               $1,318,793               $12,963               $49,152
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                 3,183                    --                    --
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                 1,321,976                12,963                49,152
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                           3,183                    --                    --
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                   --                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                3,183                    --                    --
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,318,793               $12,963               $49,152
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   93,648                   900                 4,641
 Minimum unit fair value #*                  $13.643423            $14.405383            $10.590309
 Maximum unit fair value #*                  $14.102062            $14.405383            $10.590309
 Contract liability                          $1,318,793               $12,963               $49,152

                                             PUTNAM VT            PUTNAM VT
                                               MONEY              MULTI-CAP
                                            MARKET FUND          GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of shares                                 225               176,431
                                             =========            ==========
  Cost                                            $225            $3,082,312
                                             =========            ==========
  Market value                                    $225            $3,455,698
 Due from Sponsor Company                           --                    --
 Receivable from fund shares sold                   --                    --
 Other assets                                       --                    --
                                             ---------            ----------
 Total assets                                      225             3,455,698
                                             ---------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                    --
 Payable for fund shares purchased                  --                    --
 Other liabilities                                  --                    --
                                             ---------            ----------
 Total liabilities                                  --                    --
                                             ---------            ----------
NET ASSETS:
 For contract liabilities                         $225            $3,455,698
                                             =========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                     125               144,558
 Minimum unit fair value #*                  $1.803089            $14.738812
 Maximum unit fair value #*                  $1.803089            $24.058223
 Contract liability                               $225            $3,455,698

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT            PUTNAM VT             PUTNAM VT
                                             SMALL CAP          GEORGE PUTNAM             GLOBAL
                                            VALUE FUND          BALANCED FUND         UTILITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               8,493                 3,168                20,220
                                             =========            ==========            ==========
  Cost                                        $189,036               $32,267              $282,512
                                             =========            ==========            ==========
  Market value                                $111,000               $22,968              $242,644
 Due from Sponsor Company                           --                    --                    --
 Receivable from fund shares sold                   --                    --                    --
 Other assets                                       --                    --                    --
                                             ---------            ----------            ----------
 Total assets                                  111,000                22,968               242,644
                                             ---------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                    --                    --
 Payable for fund shares purchased                  --                    --                    --
 Other liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
 Total liabilities                                  --                    --                    --
                                             ---------            ----------            ----------
NET ASSETS:
 For contract liabilities                     $111,000               $22,968              $242,644
                                             =========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  11,256                 1,665                 8,770
 Minimum unit fair value #*                  $9.861349            $13.795090            $27.667582
 Maximum unit fair value #*                  $9.861349            $13.795090            $27.667582
 Contract liability                           $111,000               $22,968              $242,644

                                                                    PUTNAM VT
                                             PUTNAM VT               CAPITAL
                                            VOYAGER FUND        OPPORTUNITIES FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of shares                              183,697                  8,564
                                             ==========             ==========
  Cost                                       $6,047,843               $121,181
                                             ==========             ==========
  Market value                               $5,874,386               $131,807
 Due from Sponsor Company                           703                     --
 Receivable from fund shares sold                    --                     --
 Other assets                                        --                     --
                                             ----------             ----------
 Total assets                                 5,875,089                131,807
                                             ----------             ----------
LIABILITIES:
 Due to Sponsor Company                              --                     --
 Payable for fund shares purchased                  703                     --
 Other liabilities                                   --                     --
                                             ----------             ----------
 Total liabilities                                  703                     --
                                             ----------             ----------
NET ASSETS:
 For contract liabilities                    $5,874,386               $131,807
                                             ==========             ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  168,016                  7,039
 Minimum unit fair value #*                  $14.184465             $18.724634
 Maximum unit fair value #*                  $35.287020             $18.724634
 Contract liability                          $5,874,386               $131,807

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                      INVESCO
                                               PUTNAM VT          VAN KAMPEN V.I.           INVESCO
                                                 EQUITY              GROWTH AND         VAN KAMPEN V.I.
                                              INCOME FUND           INCOME FUND          COMSTOCK FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                 29,245                 2,492                33,268
                                               ==========            ==========            ==========
  Cost                                           $312,030               $40,454              $437,077
                                               ==========            ==========            ==========
  Market value                                   $394,942               $44,202              $375,265
 Due from Sponsor Company                              --                    --                    --
 Receivable from fund shares sold                   4,036                    --                    --
 Other assets                                          --                    --                    --
                                               ----------            ----------            ----------
 Total assets                                     398,978                44,202               375,265
                                               ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             4,036                    --                    --
 Payable for fund shares purchased                     --                    --                    --
 Other liabilities                                     --                    --                    --
                                               ----------            ----------            ----------
 Total liabilities                                  4,036                    --                    --
                                               ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                        $394,942               $44,202              $375,265
                                               ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                     24,192                 4,404                34,163
 Minimum unit fair value #*                    $15.963640            $10.035800            $10.984671
 Maximum unit fair value #*                    $16.562094            $10.035800            $10.984671
 Contract liability                              $394,942               $44,202              $375,265

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          ALLIANCEBERNSTEIN VPS      ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                             BALANCED WEALTH             INTERNATIONAL             SMALL/MID-CAP
                                           STRATEGY PORTFOLIO           VALUE PORTFOLIO           VALUE PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $339                      $19,269                      $385
                                                  -----                    ---------                  --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       11                      (25,563)                   12,359
 Net realized gain on distributions                  --                           --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (849)                     (92,233)                  (24,193)
                                                  -----                    ---------                  --------
  Net gain (loss) on investments                   (838)                    (117,796)                  (11,834)
                                                  -----                    ---------                  --------
  Net increase (decrease) in net
   assets resulting from operations               $(499)                    $(98,527)                 $(11,449)
                                                  =====                    =========                  ========

                                                                    ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  ---------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $55                      $3,177
                                                  -----                    --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (34)                      8,026
 Net realized gain on distributions                  --                          --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (255)                    (32,035)
                                                  -----                    --------
  Net gain (loss) on investments                   (289)                    (24,009)
                                                  -----                    --------
  Net increase (decrease) in net
   assets resulting from operations               $(234)                   $(20,832)
                                                  =====                    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             INVESCO V.I.          INVESCO V.I.        INVESCO V.I.
                                                CAPITAL                CORE           INTERNATIONAL
                                           APPRECIATION FUND        EQUITY FUND        GROWTH FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $171                $284               $4,941
                                               ---------               -----             --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (653)                 20                 (243)
 Net realized gain on distributions                   --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (8,684)               (300)             (29,938)
                                               ---------               -----             --------
  Net gain (loss) on investments                  (9,337)               (280)             (30,181)
                                               ---------               -----             --------
  Net increase (decrease) in net
   assets resulting from operations              $(9,166)                 $4             $(25,240)
                                               =========               =====             ========

                                           INVESCO V.I.         INVESCO V.I.
                                           MID CAP CORE          SMALL CAP
                                           EQUITY FUND          EQUITY FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                     $1,469                  $ --
                                             --------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (3,344)               (5,082)
 Net realized gain on distributions                --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (34,308)              (10,983)
                                             --------            ----------
  Net gain (loss) on investments              (37,652)              (16,065)
                                             --------            ----------
  Net increase (decrease) in net
   assets resulting from operations          $(36,183)             $(16,065)
                                             ========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                           INVESCO V.I.
                                             INVESCO V.I.           INVESCO V.I.           BALANCED RISK
                                                CAPITAL                GLOBAL               ALLOCATION
                                           DEVELOPMENT FUND       REAL ESTATE FUND             FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT (A)(B)
-------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $ --                   $665                 $1,111
                                                -------                -------                -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (114)                   (43)                (2,336)
 Net realized gain on distributions                  --                     --                  3,724
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (8,741)                (1,747)                   798
                                                -------                -------                -------
  Net gain (loss) on investments                 (8,855)                (1,790)                 2,186
                                                -------                -------                -------
  Net increase (decrease) in net
   assets resulting from operations             $(8,855)               $(1,125)                $3,297
                                                =======                =======                =======


                                         ALLIANCEBERNSTEIN VPS       AMERICAN FUNDS
                                              REAL ESTATE                GLOBAL
                                          INVESTMENT PORTFOLIO         BOND FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $186                  $2,371
                                                 ------                  ------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (138)                    225
 Net realized gain on distributions               1,680                     456
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (929)                    591
                                                 ------                  ------
  Net gain (loss) on investments                    613                   1,272
                                                 ------                  ------
  Net increase (decrease) in net
   assets resulting from operations                $799                  $3,643
                                                 ======                  ======

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS                              AMERICAN FUNDS
                                              GLOBAL            AMERICAN FUNDS          BLUE CHIP
                                            GROWTH AND              ASSET               INCOME AND
                                            INCOME FUND        ALLOCATION FUND         GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $2,407              $146,810               $27,149
                                              -------              --------              --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     90               (13,057)               (4,865)
 Net realized gain on distributions                --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (6,522)              (47,239)              (41,055)
                                              -------              --------              --------
  Net gain (loss) on investments               (6,432)              (60,296)              (45,920)
                                              -------              --------              --------
  Net increase (decrease) in net
   assets resulting from operations           $(4,025)              $86,514              $(18,771)
                                              =======              ========              ========


                                                                AMERICAN FUNDS
                                           AMERICAN FUNDS           GLOBAL
                                             BOND FUND            GROWTH FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $104,624               $29,804
                                              --------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   7,674                (3,999)
 Net realized gain on distributions                 --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      95,378              (234,807)
                                              --------             ---------
  Net gain (loss) on investments               103,052              (238,806)
                                              --------             ---------
  Net increase (decrease) in net
   assets resulting from operations           $207,676             $(209,002)
                                              ========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS          AMERICAN FUNDS           AMERICAN FUNDS
                                            GROWTH FUND         GROWTH-INCOME FUND       INTERNATIONAL FUND
                                            SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $62,534                $118,681                  $94,759
                                             ---------               ---------                ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (27,739)                (50,041)                   5,552
 Net realized gain on distributions                 --                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (464,387)               (198,954)                (854,395)
                                             ---------               ---------                ---------
  Net gain (loss) on investments              (492,126)               (248,995)                (848,843)
                                             ---------               ---------                ---------
  Net increase (decrease) in net
   assets resulting from operations          $(429,592)              $(130,314)               $(754,084)
                                             =========               =========                =========

                                                                   AMERICAN FUNDS
                                           AMERICAN FUNDS           GLOBAL SMALL
                                           NEW WORLD FUND        CAPITALIZATION FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $31,495                 $45,554
                                              ---------               ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (11,197)                  1,208
 Net realized gain on distributions                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (299,814)               (743,991)
                                              ---------               ---------
  Net gain (loss) on investments               (311,011)               (742,783)
                                              ---------               ---------
  Net increase (decrease) in net
   assets resulting from operations           $(279,516)              $(697,229)
                                              =========               =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            FIDELITY VIP          FIDELITY VIP        FIDELITY VIP
                                           ASSET MANAGER         EQUITY-INCOME           GROWTH
                                             PORTFOLIO             PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $10,454              $175,289               $20
                                             ----------            ----------             -----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (8,005)             (219,306)                1
 Net realized gain on distributions               2,549                    --                48
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (17,701)              124,655              (138)
                                             ----------            ----------             -----
  Net gain (loss) on investments                (23,157)              (94,651)              (89)
                                             ----------            ----------             -----
  Net increase (decrease) in net
   assets resulting from operations            $(12,703)              $80,638              $(69)
                                             ==========            ==========             =====

                                           FIDELITY VIP         FIDELITY VIP
                                            CONTRAFUND            OVERSEAS
                                             PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                     $14,766               $8,635
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (35,635)             (16,951)
 Net realized gain on distributions                 --                1,316
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (69,357)             (99,906)
                                             ---------            ---------
  Net gain (loss) on investments              (104,992)            (115,541)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $(90,226)           $(106,906)
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         FIDELITY VIP
                                            FIDELITY VIP           FIDELITY VIP         DYNAMIC CAPITAL
                                              MID CAP            VALUE STRATEGIES        APPRECIATION
                                             PORTFOLIO              PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
                                                                                                $
 Dividends                                         $403                   $175                 --
                                             ----------             ----------                ---
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (5,060)                    35                 72
 Net realized gain on distributions               3,163                     --                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (200,761)                (2,278)                 3
                                             ----------             ----------                ---
  Net gain (loss) on investments               (202,658)                (2,243)                75
                                             ----------             ----------                ---
  Net increase (decrease) in net
   assets resulting from operations           $(202,255)               $(2,068)               $75
                                             ==========             ==========                ===


                                           FIDELITY VIP       FIDELITY VIP
                                           FREEDOM 2010       FREEDOM 2020
                                            PORTFOLIO           PORTFOLIO
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  -------------------------------------
INVESTMENT INCOME:

 Dividends                                       $1               $3,360
                                                ---              -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    1                  476
 Net realized gain on distributions              --                  643
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (4)              (6,420)
                                                ---              -------
  Net gain (loss) on investments                 (3)              (5,301)
                                                ---              -------
  Net increase (decrease) in net
   assets resulting from operations             $(2)             $(1,941)
                                                ===              =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        FRANKLIN
                                            FIDELITY VIP         FIDELITY VIP            RISING
                                            FREEDOM 2030       STRATEGIC INCOME        DIVIDENDS
                                             PORTFOLIO             PORTFOLIO        SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $5,689               $827                 $496
                                             ----------              -----               ------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       57                 --                  165
 Net realized gain on distributions                 889                356                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (15,267)              (799)               1,563
                                             ----------              -----               ------
  Net gain (loss) on investments                (14,321)              (443)               1,728
                                             ----------              -----               ------
  Net increase (decrease) in net
   assets resulting from operations             $(8,632)              $384               $2,224
                                             ==========              =====               ======

                                                                 FRANKLIN
                                             FRANKLIN          SMALL-MID CAP
                                              INCOME              GROWTH
                                         SECURITIES FUND      SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                    $68,307                $ --
                                             --------             -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (2,751)               (193)
 Net realized gain on distributions                --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (42,415)             (1,853)
                                             --------             -------
  Net gain (loss) on investments              (45,166)             (2,046)
                                             --------             -------
  Net increase (decrease) in net
   assets resulting from operations           $23,141             $(2,046)
                                             ========             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              FRANKLIN             FRANKLIN
                                             SMALL CAP            STRATEGIC
                                               VALUE                INCOME          MUTUAL SHARES
                                          SECURITIES FUND      SECURITIES FUND     SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $6,701             $44,377             $33,041
                                             ----------            --------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      601               2,378                (714)
 Net realized gain on distributions                  --                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (43,001)            (29,356)            (45,138)
                                             ----------            --------            --------
  Net gain (loss) on investments                (42,400)            (26,978)            (45,852)
                                             ----------            --------            --------
  Net increase (decrease) in net
   assets resulting from operations            $(35,699)            $17,399            $(12,811)
                                             ==========            ========            ========

                                            TEMPLETON
                                            DEVELOPING           TEMPLETON
                                             MARKETS              FOREIGN
                                         SECURITIES FUND      SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                     $1,155                $2,467
                                             --------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     83                   167
 Net realized gain on distributions                --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (16,644)              (19,516)
                                             --------            ----------
  Net gain (loss) on investments              (16,561)              (19,349)
                                             --------            ----------
  Net increase (decrease) in net
   assets resulting from operations          $(15,406)             $(16,882)
                                             ========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                      FRANKLIN
                                            TEMPLETON             MUTUAL              FLEX CAP
                                              GROWTH         GLOBAL DISCOVERY          GROWTH
                                         SECURITIES FUND      SECURITIES FUND      SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $2,686              $27,561               $ --
                                             --------            ---------              -----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (1,967)              (3,296)               (16)
 Net realized gain on distributions                --               26,831                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (15,205)            (107,227)              (299)
                                             --------            ---------              -----
  Net gain (loss) on investments              (17,172)             (83,692)              (315)
                                             --------            ---------              -----
  Net increase (decrease) in net
   assets resulting from operations          $(14,486)            $(56,131)             $(315)
                                             ========            =========              =====


                                             TEMPLETON            HARTFORD
                                            GLOBAL BOND           ADVISERS
                                          SECURITIES FUND         HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                     $95,072             $132,775
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   2,362             (322,595)
 Net realized gain on distributions             11,056                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (124,543)             350,592
                                             ---------            ---------
  Net gain (loss) on investments              (111,125)              27,997
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $(16,053)            $160,772
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             HARTFORD             HARTFORD             HARTFORD
                                              TOTAL               CAPITAL              DIVIDEND
                                           RETURN BOND          APPRECIATION          AND GROWTH
                                             HLS FUND             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $29,106              $201,717            $210,960
                                             --------            ----------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 33,023              (812,927)             (6,180)
 Net realized gain on distributions                --                    --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    842,321            (2,536,603)            (60,418)
                                             --------            ----------            --------
  Net gain (loss) on investments              875,344            (3,349,530)            (66,598)
                                             --------            ----------            --------
  Net increase (decrease) in net
   assets resulting from operations          $904,450            $(3,147,813)          $144,362
                                             ========            ==========            ========


                                             HARTFORD             HARTFORD
                                          GLOBAL RESEARCH       GLOBAL GROWTH
                                             HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                         $2                  $13
                                              -------              -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (29)                  15
 Net realized gain on distributions                --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (1,598)              (6,183)
                                              -------              -------
  Net gain (loss) on investments               (1,627)              (6,168)
                                              -------              -------
  Net increase (decrease) in net
   assets resulting from operations           $(1,625)             $(6,155)
                                              =======              =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             HARTFORD                                 HARTFORD
                                            DISCIPLINED           HARTFORD             GROWTH
                                              EQUITY               GROWTH           OPPORTUNITIES
                                             HLS FUND             HLS FUND            HLS FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $12,489                 $29                 $ --
                                             ---------            --------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   1,168                 (13)              17,293
 Net realized gain on distributions                 --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,670)             (1,788)            (106,551)
                                             ---------            --------            ---------
  Net gain (loss) on investments                (1,502)             (1,801)             (89,258)
                                             ---------            --------            ---------
  Net increase (decrease) in net
   assets resulting from operations            $10,987             $(1,772)            $(89,258)
                                             =========            ========            =========


                                             HARTFORD             HARTFORD
                                            HIGH YIELD             INDEX
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $64,363              $169,925
                                             --------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (481)             (115,963)
 Net realized gain on distributions                --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (34,825)              146,946
                                             --------            ----------
  Net gain (loss) on investments              (35,306)               30,983
                                             --------            ----------
  Net increase (decrease) in net
   assets resulting from operations           $29,057              $200,908
                                             ========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD            HARTFORD
                                           INTERNATIONAL        SMALL/MID CAP          HARTFORD
                                           OPPORTUNITIES           EQUITY               MIDCAP
                                              HLS FUND            HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $2,660               $ --               $24,665
                                             ----------            -------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (4,281)             2,333                61,125
 Net realized gain on distributions                  --              1,010                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (843,310)            (2,376)             (370,721)
                                             ----------            -------            ----------
  Net gain (loss) on investments               (847,591)               967              (309,596)
                                             ----------            -------            ----------
  Net increase (decrease) in net
   assets resulting from operations           $(844,931)              $967             $(284,931)
                                             ==========            =======            ==========


                                             HARTFORD            HARTFORD
                                           MIDCAP VALUE        MONEY MARKET
                                             HLS FUND            HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                        $63               $ --
                                             --------              -----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                (53,969)                --
 Net realized gain on distributions                --                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,016                 --
                                             --------              -----
  Net gain (loss) on investments              (52,953)                --
                                             --------              -----
  Net increase (decrease) in net
   assets resulting from operations          $(52,890)              $ --
                                             ========              =====

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             HARTFORD              HARTFORD             HARTFORD
                                           SMALL COMPANY       SMALLCAP GROWTH            STOCK
                                             HLS FUND              HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --               $ --                $161,750
                                             ---------               ----               ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 117,295                 34                (552,585)
 Net realized gain on distributions                 --                 --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (251,672)               126                 276,067
                                             ---------               ----               ---------
  Net gain (loss) on investments              (134,377)               160                (276,518)
                                             ---------               ----               ---------
  Net increase (decrease) in net
   assets resulting from operations          $(134,377)              $160               $(114,768)
                                             =========               ====               =========

                                              HARTFORD
                                           U.S. GOVERNMENT          HARTFORD
                                             SECURITIES               VALUE
                                              HLS FUND              HLS FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $55,460                $43,286
                                               -------              ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (5,995)                (6,088)
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      21,012                (95,829)
                                               -------              ---------
  Net gain (loss) on investments                15,017               (101,917)
                                               -------              ---------
  Net increase (decrease) in net
   assets resulting from operations            $70,477               $(58,631)
                                               =======              =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            LORD ABBETT          LORD ABBETT           LORD ABBETT
                                            FUNDAMENTAL            CAPITAL                BOND
                                            EQUITY FUND        STRUCTURE FUND        DEBENTURE FUND
                                          SUB-ACCOUNT (C)        SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $ --                 $572                $21,533
                                              -------              -------              ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     --               (2,390)                (1,116)
 Net realized gain on distributions                 1                   --                  2,689
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         --                3,066                (10,984)
                                              -------              -------              ---------
  Net gain (loss) on investments                    1                  676                 (9,411)
                                              -------              -------              ---------
  Net increase (decrease) in net
   assets resulting from operations                $1               $1,248                $12,122
                                              =======              =======              =========

                                           LORD ABBETT
                                           GROWTH AND
                                             INCOME            MFS GROWTH
                                            PORTFOLIO            SERIES
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                      $474                $ --
                                             -------             -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (333)                (15)
 Net realized gain on distributions               --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (4,537)                (84)
                                             -------             -------
  Net gain (loss) on investments              (4,870)                (99)
                                             -------             -------
  Net increase (decrease) in net
   assets resulting from operations          $(4,396)               $(99)
                                             =======             =======

(c)  Funded as of May 17, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           MFS INVESTORS           MFS NEW              MFS TOTAL
                                           TRUST SERIES        DISCOVERY SERIES       RETURN SERIES
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $202                  $ --               $57,541
                                              -------              --------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (39)               (1,867)                1,644
 Net realized gain on distributions                --                17,411                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (784)              (32,851)              (22,940)
                                              -------              --------             ---------
  Net gain (loss) on investments                 (823)              (17,307)              (21,296)
                                              -------              --------             ---------
  Net increase (decrease) in net
   assets resulting from operations             $(621)             $(17,307)              $36,245
                                              =======              ========             =========

                                            MFS VALUE          MFS RESEARCH
                                              SERIES           BOND SERIES
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                     $9,523             $23,353
                                             --------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  2,138              (1,966)
 Net realized gain on distributions             2,576              10,053
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (16,597)             20,187
                                             --------            --------
  Net gain (loss) on investments              (11,883)             28,274
                                             --------            --------
  Net increase (decrease) in net
   assets resulting from operations           $(2,360)            $51,627
                                             ========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   INVESCO            OPPENHEIMER
                                           UIF MID CAP         VAN KAMPEN V.I.          CAPITAL
                                              GROWTH               MID CAP            APPRECIATION
                                            PORTFOLIO            VALUE FUND             FUND/VA
                                           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $238                 $837                  $136
                                             --------             --------              --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     48                1,128                   782
 Net realized gain on distributions                40                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (7,349)              (1,541)               (2,798)
                                             --------             --------              --------
  Net gain (loss) on investments               (7,261)                (413)               (2,016)
                                             --------             --------              --------
  Net increase (decrease) in net
   assets resulting from operations           $(7,023)                $424               $(1,880)
                                             ========             ========              ========


                                             OPPENHEIMER         OPPENHEIMER
                                          GLOBAL SECURITIES      MAIN STREET
                                               FUND/VA             FUND/VA
                                             SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                       $3,400              $100
                                              ---------              ----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      837                76
 Net realized gain on distributions                  --                --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (32,987)               (6)
                                              ---------              ----
  Net gain (loss) on investments                (32,150)               70
                                              ---------              ----
  Net increase (decrease) in net
   assets resulting from operations            $(28,750)             $170
                                              =========              ====

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              OPPENHEIMER
                                              MAIN STREET           OPPENHEIMER         PUTNAM VT
                                           SMALL- & MID-CAP            VALUE           DIVERSIFIED
                                                FUND/VA               FUND/VA          INCOME FUND
                                            SUB-ACCOUNT (D)         SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $294                  $28              $45,912
                                                -------                -----             --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    2,053                  (21)              (9,552)
 Net realized gain on distributions                  --                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (3,661)                 (67)             (49,456)
                                                -------                -----             --------
  Net gain (loss) on investments                 (1,608)                 (88)             (59,008)
                                                -------                -----             --------
  Net increase (decrease) in net
   assets resulting from operations             $(1,314)                $(60)            $(13,096)
                                                =======                =====             ========


                                            PUTNAM VT            PUTNAM VT
                                           GLOBAL ASSET           GLOBAL
                                         ALLOCATION FUND        EQUITY FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                    $28,598              $59,209
                                             --------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                (12,375)            (314,278)
 Net realized gain on distributions                --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (17,835)             169,609
                                             --------            ---------
  Net gain (loss) on investments              (30,210)            (144,669)
                                             --------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $(1,612)            $(85,460)
                                             ========            =========

(d) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT             PUTNAM VT            PUTNAM VT
                                             GROWTH AND          GLOBAL HEALTH            HIGH
                                            INCOME FUND            CARE FUND           YIELD FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $84,328               $1,200             $194,124
                                             ----------            ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (563,606)               3,590             (112,217)
 Net realized gain on distributions                  --                2,878                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      224,899               (5,974)             (28,839)
                                             ----------            ---------            ---------
  Net gain (loss) on investments               (338,707)                 494             (141,056)
                                             ----------            ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $(254,379)              $1,694              $53,068
                                             ==========            =========            =========

                                                                PUTNAM VT
                                            PUTNAM VT         INTERNATIONAL
                                           INCOME FUND          VALUE FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                   $224,129              $1,497
                                             --------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  2,811              (1,453)
 Net realized gain on distributions                --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (98,098)             (7,326)
                                             --------            --------
  Net gain (loss) on investments              (95,287)             (8,779)
                                             --------            --------
  Net increase (decrease) in net
   assets resulting from operations          $128,842             $(7,282)
                                             ========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT             PUTNAM VT
                                           INTERNATIONAL         INTERNATIONAL          PUTNAM VT
                                            EQUITY FUND           GROWTH FUND        INVESTORS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $56,426                 $427                $707
                                             ----------            ---------             -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (14,420)                 (29)                (80)
 Net realized gain on distributions                  --                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (318,316)              (3,275)               (581)
                                             ----------            ---------             -------
  Net gain (loss) on investments               (332,736)              (3,304)               (661)
                                             ----------            ---------             -------
  Net increase (decrease) in net
   assets resulting from operations           $(276,310)             $(2,877)                $46
                                             ==========            =========             =======

                                           PUTNAM VT           PUTNAM VT
                                             MONEY             MULTI-CAP
                                          MARKET FUND         GROWTH FUND
                                          SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                    $ --                $15,113
                                              ----             ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  --                 21,732
 Net realized gain on distributions             --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      --               (204,075)
                                              ----             ----------
  Net gain (loss) on investments                --               (182,343)
                                              ----             ----------
  Net increase (decrease) in net
   assets resulting from operations           $ --              $(167,230)
                                              ====             ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            PUTNAM VT            PUTNAM VT           PUTNAM VT
                                            SMALL CAP          GEORGE PUTNAM           GLOBAL
                                            VALUE FUND         BALANCED FUND       UTILITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $570                $573              $11,344
                                             --------             -------             --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 12,792              (7,749)              (4,755)
 Net realized gain on distributions                --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (18,964)              8,842              (23,320)
                                             --------             -------             --------
  Net gain (loss) on investments               (6,172)              1,093              (28,075)
                                             --------             -------             --------
  Net increase (decrease) in net
   assets resulting from operations           $(5,602)             $1,666             $(16,731)
                                             ========             =======             ========

                                                                      PUTNAM VT
                                              PUTNAM VT                CAPITAL
                                            VOYAGER FUND         OPPORTUNITIES FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $19,619                  $160
                                             -----------               -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (26,524)                4,926
 Net realized gain on distributions                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (1,288,805)               (8,006)
                                             -----------               -------
  Net gain (loss) on investments              (1,315,329)               (3,080)
                                             -----------               -------
  Net increase (decrease) in net
   assets resulting from operations          $(1,295,710)              $(2,920)
                                             ===========               =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   INVESCO
                                              PUTNAM VT        VAN KAMPEN V.I.          INVESCO
                                               EQUITY            GROWTH AND         VAN KAMPEN V.I.
                                             INCOME FUND         INCOME FUND         COMSTOCK FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $7,799               $365                 $5,423
                                               -------              -----               --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   3,297                 52                 (2,955)
 Net realized gain on distributions                 --                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,041)              (992)               (10,968)
                                               -------              -----               --------
  Net gain (loss) on investments                 1,256               (940)               (13,923)
                                               -------              -----               --------
  Net increase (decrease) in net assets
   resulting from operations                    $9,055              $(575)               $(8,500)
                                               =======              =====               ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          ALLIANCEBERNSTEIN VPS      ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                             BALANCED WEALTH             INTERNATIONAL             SMALL/MID-CAP
                                           STRATEGY PORTFOLIO           VALUE PORTFOLIO           VALUE PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $339                     $19,269                      $385
 Net realized gain (loss) on security
  transactions                                        11                     (25,563)                   12,359
 Net realized gain on distributions                   --                          --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (849)                    (92,233)                  (24,193)
                                                 -------                   ---------                  --------
 Net increase (decrease) in net assets
  resulting from operations                         (499)                    (98,527)                  (11,449)
                                                 -------                   ---------                  --------
UNIT TRANSACTIONS:
 Purchases                                         2,122                      44,953                    21,710
 Net transfers                                       101                      24,176                   (54,315)
 Surrenders for benefit payments and
  fees                                                --                    (162,844)                       --
 Other transactions                                   --                         (11)                       (1)
 Death benefits                                       --                          --                        --
 Net loan activity                                    --                          (7)                       --
 Cost of insurance and other fees                 (1,671)                    (43,313)                  (19,686)
                                                 -------                   ---------                  --------
 Net increase (decrease) in net assets
  resulting from unit transactions                   552                    (137,046)                  (52,292)
                                                 -------                   ---------                  --------
 Net increase (decrease) in net assets                53                    (235,573)                  (63,741)
NET ASSETS:
 Beginning of year                                15,325                     662,218                   224,704
                                                 -------                   ---------                  --------
 End of year                                     $15,378                    $426,645                  $160,963
                                                 =======                   =========                  ========

                                                                    ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  ---------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $55                     $3,177
 Net realized gain (loss) on security
  transactions                                       (34)                     8,026
 Net realized gain on distributions                   --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (255)                   (32,035)
                                                 -------                   --------
 Net increase (decrease) in net assets
  resulting from operations                         (234)                   (20,832)
                                                 -------                   --------
UNIT TRANSACTIONS:
 Purchases                                         2,121                      5,690
 Net transfers                                        72                    (18,594)
 Surrenders for benefit payments and
  fees                                                --                         --
 Other transactions                                   --                         --
 Death benefits                                       --                         --
 Net loan activity                                    --                         --
 Cost of insurance and other fees                 (3,346)                    (4,208)
                                                 -------                   --------
 Net increase (decrease) in net assets
  resulting from unit transactions                (1,153)                   (17,112)
                                                 -------                   --------
 Net increase (decrease) in net assets            (1,387)                   (37,944)
NET ASSETS:
 Beginning of year                                 3,767                    154,085
                                                 -------                   --------
 End of year                                      $2,380                   $116,141
                                                 =======                   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             INVESCO V.I.          INVESCO V.I.        INVESCO V.I.
                                               CAPITAL                 CORE           INTERNATIONAL
                                          APPRECIATION FUND        EQUITY FUND         GROWTH FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $171                  $284              $4,941
 Net realized gain (loss) on security
  transactions                                     (653)                   20                (243)
 Net realized gain on distributions                  --                    --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (8,684)                 (300)            (29,938)
                                               --------              --------            --------
 Net increase (decrease) in net assets
  resulting from operations                      (9,166)                    4             (25,240)
                                               --------              --------            --------
UNIT TRANSACTIONS:
 Purchases                                        8,745                 1,397              34,168
 Net transfers                                      510                  (429)            119,692
 Surrenders for benefit payments and
  fees                                               --                    --                (984)
 Other transactions                                  (1)                   --                   2
 Death benefits                                      --                    --                  --
 Net loan activity                                   --                    --              (1,092)
 Cost of insurance and other fees               (15,187)               (3,001)            (28,638)
                                               --------              --------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions               (5,933)               (2,033)            123,148
                                               --------              --------            --------
 Net increase (decrease) in net assets          (15,099)               (2,029)             97,908
NET ASSETS:
 Beginning of year                              117,536                29,604             299,678
                                               --------              --------            --------
 End of year                                   $102,437               $27,575            $397,586
                                               ========              ========            ========

                                           INVESCO V.I.        INVESCO V.I.
                                           MID CAP CORE         SMALL CAP
                                           EQUITY FUND         EQUITY FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
OPERATIONS:
 Net investment income (loss)                  $1,469                $ --
 Net realized gain (loss) on security
  transactions                                 (3,344)             (5,082)
 Net realized gain on distributions                --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (34,308)            (10,983)
                                             --------            --------
 Net increase (decrease) in net assets
  resulting from operations                   (36,183)            (16,065)
                                             --------            --------
UNIT TRANSACTIONS:
 Purchases                                     26,855              21,992
 Net transfers                                150,287             193,069
 Surrenders for benefit payments and
  fees                                             --                (233)
 Other transactions                                --                   6
 Death benefits                                    --                  --
 Net loan activity                                 --                (547)
 Cost of insurance and other fees             (20,428)            (32,589)
                                             --------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions            156,714             181,698
                                             --------            --------
 Net increase (decrease) in net assets        120,531             165,633
NET ASSETS:
 Beginning of year                            339,805             397,391
                                             --------            --------
 End of year                                 $460,336            $563,024
                                             ========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         INVESCO V.I.
                                             INVESCO V.I.          INVESCO V.I.          BALANCED RISK
                                               CAPITAL                GLOBAL              ALLOCATION
                                           DEVELOPMENT FUND      REAL ESTATE FUND            FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT       SUB-ACCOUNT (A)(B)
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $ --                  $665                $1,111
 Net realized gain (loss) on security
  transactions                                     (114)                  (43)               (2,336)
 Net realized gain on distributions                  --                    --                 3,724
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (8,741)               (1,747)                  798
                                               --------               -------               -------
 Net increase (decrease) in net assets
  resulting from operations                      (8,855)               (1,125)                3,297
                                               --------               -------               -------
UNIT TRANSACTIONS:
 Purchases                                       10,610                 7,415                 2,857
 Net transfers                                   17,177                 6,808                40,913
 Surrenders for benefit payments and
  fees                                               --                    --                    --
 Other transactions                                  (1)                   --                    --
 Death benefits                                      --                    --                    --
 Net loan activity                                   --                    --                  (231)
 Cost of insurance and other fees               (13,192)               (4,601)               (4,312)
                                               --------               -------               -------
 Net increase (decrease) in net assets
  resulting from unit transactions               14,594                 9,622                39,227
                                               --------               -------               -------
 Net increase (decrease) in net assets            5,739                 8,497                42,524
NET ASSETS:
 Beginning of year                              107,826                 8,215                32,265
                                               --------               -------               -------
 End of year                                   $113,565               $16,712               $74,789
                                               ========               =======               =======


                                          ALLIANCEBERNSTEIN VPS       AMERICAN FUNDS
                                               REAL ESTATE                GLOBAL
                                          INVESTMENT PORTFOLIO          BOND FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $186                   $2,371
 Net realized gain (loss) on security
  transactions                                      (138)                     225
 Net realized gain on distributions                1,680                      456
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (929)                     591
                                                 -------                 --------
 Net increase (decrease) in net assets
  resulting from operations                          799                    3,643
                                                 -------                 --------
UNIT TRANSACTIONS:
 Purchases                                           467                   10,124
 Net transfers                                    18,790                    3,668
 Surrenders for benefit payments and
  fees                                                --                       --
 Other transactions                                   --                        1
 Death benefits                                       --                       --
 Net loan activity                                    --                       --
 Cost of insurance and other fees                 (4,431)                 (10,080)
                                                 -------                 --------
 Net increase (decrease) in net assets
  resulting from unit transactions                14,826                    3,713
                                                 -------                 --------
 Net increase (decrease) in net assets            15,625                    7,356
NET ASSETS:
 Beginning of year                                    22                   77,934
                                                 -------                 --------
 End of year                                     $15,647                  $85,290
                                                 =======                 ========

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS                              AMERICAN FUNDS
                                              GLOBAL            AMERICAN FUNDS          BLUE CHIP
                                            GROWTH AND              ASSET               INCOME AND
                                            INCOME FUND        ALLOCATION FUND         GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $2,407               $146,810               $27,149
 Net realized gain (loss) on security
  transactions                                     90                (13,057)               (4,865)
 Net realized gain on distributions                --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (6,522)               (47,239)              (41,055)
                                              -------             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    (4,025)                86,514               (18,771)
                                              -------             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                     10,110                339,209               106,899
 Net transfers                                  3,090                (82,137)               21,563
 Surrenders for benefit payments and
  fees                                             --                (29,621)              (74,419)
 Other transactions                                --                     58                    --
 Death benefits                                    --                (33,070)                   --
 Net loan activity                                 --                   (225)                   --
 Cost of insurance and other fees              (9,503)              (387,771)              (83,291)
                                              -------             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              3,697               (193,557)              (29,248)
                                              -------             ----------            ----------
 Net increase (decrease) in net assets           (328)              (107,043)              (48,019)
NET ASSETS:
 Beginning of year                             86,921              7,731,121             1,556,523
                                              -------             ----------            ----------
 End of year                                  $86,593             $7,624,078            $1,508,504
                                              =======             ==========            ==========


                                                                 AMERICAN FUNDS
                                           AMERICAN FUNDS            GLOBAL
                                             BOND FUND            GROWTH FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $104,624               $29,804
 Net realized gain (loss) on security
  transactions                                    7,674                (3,999)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       95,378              (234,807)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     207,676              (209,002)
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      192,335               159,869
 Net transfers                                 (319,304)              161,389
 Surrenders for benefit payments and
  fees                                          (53,885)              (54,081)
 Other transactions                                (418)                   53
 Death benefits                                    (912)              (21,888)
 Net loan activity                              (11,037)              (11,596)
 Cost of insurance and other fees              (235,767)             (109,275)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (428,988)              124,471
                                             ----------            ----------
 Net increase (decrease) in net assets         (221,312)              (84,531)
NET ASSETS:
 Beginning of year                            3,682,204             2,156,953
                                             ----------            ----------
 End of year                                 $3,460,892            $2,072,422
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           AMERICAN FUNDS          AMERICAN FUNDS           AMERICAN FUNDS
                                            GROWTH FUND          GROWTH-INCOME FUND       INTERNATIONAL FUND
                                            SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $62,534                $118,681                  $94,759
 Net realized gain (loss) on security
  transactions                                  (27,739)                (50,041)                   5,552
 Net realized gain on distributions                  --                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (464,387)               (198,954)                (854,395)
                                             ----------              ----------               ----------
 Net increase (decrease) in net assets
  resulting from operations                    (429,592)               (130,314)                (754,084)
                                             ----------              ----------               ----------
UNIT TRANSACTIONS:
 Purchases                                      695,430                 469,102                  385,528
 Net transfers                                  (14,152)               (223,605)                 513,475
 Surrenders for benefit payments and
  fees                                         (274,596)               (154,566)                (171,245)
 Other transactions                                 990                  (1,617)                   1,651
 Death benefits                                      --                 (18,231)                      --
 Net loan activity                              (55,187)                (35,156)                  (2,656)
 Cost of insurance and other fees              (489,179)               (414,048)                (243,424)
                                             ----------              ----------               ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (136,694)               (378,121)                 483,329
                                             ----------              ----------               ----------
 Net increase (decrease) in net assets         (566,286)               (508,435)                (270,755)
NET ASSETS:
 Beginning of year                           10,121,112               7,850,095                5,041,834
                                             ----------              ----------               ----------
 End of year                                 $9,554,826              $7,341,660               $4,771,079
                                             ==========              ==========               ==========

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS          GLOBAL SMALL
                                           NEW WORLD FUND      CAPITALIZATION FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $31,495                $45,554
 Net realized gain (loss) on security
  transactions                                  (11,197)                 1,208
 Net realized gain on distributions                  --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (299,814)              (743,991)
                                             ----------             ----------
 Net increase (decrease) in net assets
  resulting from operations                    (279,516)              (697,229)
                                             ----------             ----------
UNIT TRANSACTIONS:
 Purchases                                      147,407                146,541
 Net transfers                                  118,735                 99,856
 Surrenders for benefit payments and
  fees                                           (6,317)                (7,260)
 Other transactions                                  (1)                   (88)
 Death benefits                                      --                     --
 Net loan activity                               (2,601)                (3,942)
 Cost of insurance and other fees               (78,027)               (93,616)
                                             ----------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              179,196                141,491
                                             ----------             ----------
 Net increase (decrease) in net assets         (100,320)              (555,738)
NET ASSETS:
 Beginning of year                            1,759,546              3,529,015
                                             ----------             ----------
 End of year                                 $1,659,226             $2,973,277
                                             ==========             ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                       FIDELITY VIP       FIDELITY VIP      FIDELITY VIP
                                      ASSET MANAGER      EQUITY-INCOME         GROWTH
                                        PORTFOLIO          PORTFOLIO          PORTFOLIO
                                       SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)             $10,454            $175,289              $20
 Net realized gain (loss) on
  security transactions                    (8,005)           (219,306)               1
 Net realized gain on distributions         2,549                  --               48
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         (17,701)            124,655             (138)
                                         --------          ----------          -------
 Net increase (decrease) in net
  assets resulting from operations        (12,703)             80,638              (69)
                                         --------          ----------          -------
UNIT TRANSACTIONS:
 Purchases                                     --             287,556              355
 Net transfers                                 --            (430,007)           3,664
 Surrenders for benefit payments
  and fees                                (15,276)           (467,885)              --
 Other transactions                            --                 167               --
 Death benefits                                --                  --               --
 Net loan activity                             --               7,790               --
 Cost of insurance and other fees         (38,156)           (407,527)          (1,143)
                                         --------          ----------          -------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                            (53,432)         (1,009,906)           2,876
                                         --------          ----------          -------
 Net increase (decrease) in net
  assets                                  (66,135)           (929,268)           2,807
NET ASSETS:
 Beginning of year                        569,410           7,666,053           12,111
                                         --------          ----------          -------
 End of year                             $503,275          $6,736,785          $14,918
                                         ========          ==========          =======

                                        FIDELITY VIP       FIDELITY VIP
                                         CONTRAFUND          OVERSEAS
                                         PORTFOLIO           PORTFOLIO
                                        SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)               $14,766             $8,635
 Net realized gain (loss) on
  security transactions                     (35,635)           (16,951)
 Net realized gain on distributions              --              1,316
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (69,357)           (99,906)
                                         ----------          ---------
 Net increase (decrease) in net
  assets resulting from operations          (90,226)          (106,906)
                                         ----------          ---------
UNIT TRANSACTIONS:
 Purchases                                   86,936                 --
 Net transfers                             (274,974)           (63,963)
 Surrenders for benefit payments
  and fees                                   (1,547)            (7,746)
 Other transactions                              --                  1
 Death benefits                                  --                 --
 Net loan activity                           (7,591)                --
 Cost of insurance and other fees          (141,725)           (40,726)
                                         ----------          ---------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                             (338,901)          (112,434)
                                         ----------          ---------
 Net increase (decrease) in net
  assets                                   (429,127)          (219,340)
NET ASSETS:
 Beginning of year                        2,204,237            738,688
                                         ----------          ---------
 End of year                             $1,775,110           $519,348
                                         ==========          =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                 FIDELITY VIP
                                          FIDELITY VIP        FIDELITY VIP      DYNAMIC CAPITAL
                                            MID CAP         VALUE STRATEGIES     APPRECIATION
                                           PORTFOLIO           PORTFOLIO           PORTFOLIO
                                          SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $403              $175               $ --
 Net realized gain (loss) on security
  transactions                                 (5,060)               35                 72
 Net realized gain on distributions             3,163                --                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            (200,761)           (2,278)                 3
                                           ----------           -------             ------
 Net increase (decrease) in net
  assets resulting from operations           (202,255)           (2,068)                75
                                           ----------           -------             ------
UNIT TRANSACTIONS:
 Purchases                                    193,537             1,169              1,281
 Net transfers                                355,120                --                 --
 Surrenders for benefit payments and
  fees                                         (2,295)               --                 --
 Other transactions                             2,108                --                 --
 Death benefits                                    --                --                 --
 Net loan activity                             (3,693)               --                 --
 Cost of insurance and other fees             (95,010)           (1,005)              (465)
                                           ----------           -------             ------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                449,767               164                816
                                           ----------           -------             ------
 Net increase (decrease) in net
  assets                                      247,512            (1,904)               891
NET ASSETS:
 Beginning of year                          1,408,962            23,138              2,483
                                           ----------           -------             ------
 End of year                               $1,656,474           $21,234             $3,374
                                           ==========           =======             ======


                                       FIDELITY VIP     FIDELITY VIP
                                       FREEDOM 2010     FREEDOM 2020
                                         PORTFOLIO       PORTFOLIO
                                        SUB-ACCOUNT     SUB-ACCOUNT
-------------------------------------  -------------------------------
OPERATIONS:
 Net investment income (loss)                 $1            $3,360
 Net realized gain (loss) on security
  transactions                                 1               476
 Net realized gain on distributions           --               643
 Net unrealized appreciation
  (depreciation) of investments
  during the year                             (4)           (6,420)
                                           -----          --------
 Net increase (decrease) in net
  assets resulting from operations            (2)           (1,941)
                                           -----          --------
UNIT TRANSACTIONS:
 Purchases                                   129            15,235
 Net transfers                                --                --
 Surrenders for benefit payments and
  fees                                        --                --
 Other transactions                           --                --
 Death benefits                               --                --
 Net loan activity                            --            (6,177)
 Cost of insurance and other fees           (227)          (16,503)
                                           -----          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               (98)           (7,445)
                                           -----          --------
 Net increase (decrease) in net
  assets                                    (100)           (9,386)
NET ASSETS:
 Beginning of year                           175           176,889
                                           -----          --------
 End of year                                 $75          $167,503
                                           =====          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                      FRANKLIN
                                           FIDELITY VIP        FIDELITY VIP            RISING
                                           FREEDOM 2030      STRATEGIC INCOME         DIVIDENDS
                                            PORTFOLIO            PORTFOLIO         SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $5,689                $827                 $496
 Net realized gain (loss) on security
  transactions                                     57                  --                  165
 Net realized gain on distributions               889                 356                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (15,267)               (799)               1,563
                                             --------             -------              -------
 Net increase (decrease) in net assets
  resulting from operations                    (8,632)                384                2,224
                                             --------             -------              -------
UNIT TRANSACTIONS:
 Purchases                                     13,954                 826                9,444
 Net transfers                                 10,529              18,919               19,430
 Surrenders for benefit payments and
  fees                                             --                  --                   --
 Other transactions                                --                  --                   --
 Death benefits                                    --                  --                   --
 Net loan activity                                 --                  --               (4,100)
 Cost of insurance and other fees             (18,894)             (1,643)              (4,627)
                                             --------             -------              -------
 Net increase (decrease) in net assets
  resulting from unit transactions              5,589              18,102               20,147
                                             --------             -------              -------
 Net increase (decrease) in net assets         (3,043)             18,486               22,371
NET ASSETS:
 Beginning of year                            296,164               2,891               25,794
                                             --------             -------              -------
 End of year                                 $293,121             $21,377              $48,165
                                             ========             =======              =======

                                                                   FRANKLIN
                                              FRANKLIN           SMALL-MID CAP
                                               INCOME               GROWTH
                                          SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income (loss)                   $68,307                $ --
 Net realized gain (loss) on security
  transactions                                   (2,751)               (193)
 Net realized gain on distributions                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (42,415)             (1,853)
                                             ----------             -------
 Net increase (decrease) in net assets
  resulting from operations                      23,141              (2,046)
                                             ----------             -------
UNIT TRANSACTIONS:
 Purchases                                      130,899              10,603
 Net transfers                                  106,549               6,230
 Surrenders for benefit payments and
  fees                                          (44,113)                 --
 Other transactions                                  --                  --
 Death benefits                                    (964)                 --
 Net loan activity                               (3,805)                 --
 Cost of insurance and other fees               (91,554)             (5,618)
                                             ----------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions               97,012              11,215
                                             ----------             -------
 Net increase (decrease) in net assets          120,153               9,169
NET ASSETS:
 Beginning of year                            1,085,327              26,093
                                             ----------             -------
 End of year                                 $1,205,480             $35,262
                                             ==========             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           FRANKLIN          FRANKLIN
                                          SMALL CAP         STRATEGIC
                                            VALUE             INCOME         MUTUAL SHARES
                                       SECURITIES FUND   SECURITIES FUND    SECURITIES FUND
                                         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                $6,701           $44,377             $33,041
 Net realized gain (loss) on security
  transactions                                  601             2,378                (714)
 Net realized gain on distributions              --                --                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (43,001)          (29,356)            (45,138)
                                           --------          --------          ----------
 Net increase (decrease) in net
  assets resulting from operations          (35,699)           17,399             (12,811)
                                           --------          --------          ----------
UNIT TRANSACTIONS:
 Purchases                                   87,735            60,974             176,923
 Net transfers                               (7,804)          (30,229)             48,936
 Surrenders for benefit payments and
  fees                                      (17,156)          (33,125)            (57,697)
 Other transactions                              (7)               (3)                967
 Death benefits                                  --                --                  --
 Net loan activity                             (792)           (9,129)             (3,639)
 Cost of insurance and other fees           (70,414)          (63,656)           (105,154)
                                           --------          --------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               (8,438)          (75,168)             60,336
                                           --------          --------          ----------
 Net increase (decrease) in net
  assets                                    (44,137)          (57,769)             47,525
NET ASSETS:
 Beginning of year                          966,309           740,014           1,367,067
                                           --------          --------          ----------
 End of year                               $922,172          $682,245          $1,414,592
                                           ========          ========          ==========

                                          TEMPLETON
                                          DEVELOPING        TEMPLETON
                                           MARKETS           FOREIGN
                                       SECURITIES FUND   SECURITIES FUND
                                         SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------  ----------------------------------
OPERATIONS:
 Net investment income (loss)                $1,155            $2,467
 Net realized gain (loss) on security
  transactions                                   83               167
 Net realized gain on distributions              --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (16,644)          (19,516)
                                           --------          --------
 Net increase (decrease) in net
  assets resulting from operations          (15,406)          (16,882)
                                           --------          --------
UNIT TRANSACTIONS:
 Purchases                                   49,226            18,871
 Net transfers                               38,338            44,246
 Surrenders for benefit payments and
  fees                                       (5,103)             (454)
 Other transactions                              --                10
 Death benefits                                  --                --
 Net loan activity                               --            (1,077)
 Cost of insurance and other fees           (13,831)          (19,437)
                                           --------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               68,630            42,159
                                           --------          --------
 Net increase (decrease) in net
  assets                                     53,224            25,277
NET ASSETS:
 Beginning of year                           54,816           126,678
                                           --------          --------
 End of year                               $108,040          $151,955
                                           ========          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                            TEMPLETON              MUTUAL              FLEX CAP
                                              GROWTH          GLOBAL DISCOVERY          GROWTH
                                         SECURITIES FUND      SECURITIES FUND       SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $2,686               $27,561                $ --
 Net realized gain (loss) on security
  transactions                                 (1,967)               (3,296)                (16)
 Net realized gain on distributions                --                26,831                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (15,205)             (107,227)               (299)
                                             --------            ----------             -------
 Net increase (decrease) in net assets
  resulting from operations                   (14,486)              (56,131)               (315)
                                             --------            ----------             -------
UNIT TRANSACTIONS:
 Purchases                                     31,574               127,084               2,633
 Net transfers                                  7,409               398,306                 155
 Surrenders for benefit payments and
  fees                                        (23,833)              (36,976)               (132)
 Other transactions                                (1)                    1                  --
 Death benefits                                    --                    --                  --
 Net loan activity                                159                (3,712)             (1,253)
 Cost of insurance and other fees             (21,422)              (78,994)             (1,855)
                                             --------            ----------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions             (6,114)              405,709                (452)
                                             --------            ----------             -------
 Net increase (decrease) in net assets        (20,600)              349,578                (767)
NET ASSETS:
 Beginning of year                            188,520               834,807               4,601
                                             --------            ----------             -------
 End of year                                 $167,920            $1,184,385              $3,834
                                             ========            ==========             =======


                                             TEMPLETON              HARTFORD
                                            GLOBAL BOND             ADVISERS
                                          SECURITIES FUND           HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $95,072              $132,775
 Net realized gain (loss) on security
  transactions                                    2,362              (322,595)
 Net realized gain on distributions              11,056                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (124,543)              350,592
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     (16,053)              160,772
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      173,145               284,797
 Net transfers                                  160,331              (196,868)
 Surrenders for benefit payments and
  fees                                           (2,408)             (498,611)
 Other transactions                                 268                  (805)
 Death benefits                                      --               (91,374)
 Net loan activity                               (5,535)               21,421
 Cost of insurance and other fees              (117,595)             (356,531)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              208,206              (837,971)
                                             ----------            ----------
 Net increase (decrease) in net assets          192,153              (677,199)
NET ASSETS:
 Beginning of year                            1,567,172             8,440,943
                                             ----------            ----------
 End of year                                 $1,759,325            $7,763,744
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD               HARTFORD               HARTFORD
                                                TOTAL                 CAPITAL               DIVIDEND
                                             RETURN BOND           APPRECIATION            AND GROWTH
                                              HLS FUND               HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $29,106               $201,717              $210,960
 Net realized gain (loss) on security
  transactions                                    33,023               (812,927)               (6,180)
 Net realized gain on distributions                   --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       842,321             (2,536,603)              (60,418)
                                             -----------            -----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                      904,450             (3,147,813)              144,362
                                             -----------            -----------            ----------
UNIT TRANSACTIONS:
 Purchases                                       462,168                942,801               467,467
 Net transfers                                    83,719               (408,400)             (190,369)
 Surrenders for benefit payments and
  fees                                          (406,785)            (1,720,265)             (661,757)
 Other transactions                                 (199)                 3,254                (1,691)
 Death benefits                                  (83,822)              (359,909)                   --
 Net loan activity                                (5,458)               (14,692)               27,145
 Cost of insurance and other fees               (675,976)            (1,239,891)             (542,049)
                                             -----------            -----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (626,353)            (2,797,102)             (901,254)
                                             -----------            -----------            ----------
 Net increase (decrease) in net assets           278,097             (5,944,915)             (756,892)
NET ASSETS:
 Beginning of year                            13,046,639             28,991,875            10,740,176
                                             -----------            -----------            ----------
 End of year                                 $13,324,736            $23,046,960            $9,983,284
                                             ===========            ===========            ==========


                                             HARTFORD            HARTFORD
                                          GLOBAL RESEARCH      GLOBAL GROWTH
                                             HLS FUND            HLS FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
OPERATIONS:
 Net investment income (loss)                      $2                 $13
 Net realized gain (loss) on security
  transactions                                    (29)                 15
 Net realized gain on distributions                --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (1,598)             (6,183)
                                              -------             -------
 Net increase (decrease) in net assets
  resulting from operations                    (1,625)             (6,155)
                                              -------             -------
UNIT TRANSACTIONS:
 Purchases                                      4,394                 168
 Net transfers                                  1,444              20,257
 Surrenders for benefit payments and
  fees                                             --                  --
 Other transactions                                --                  --
 Death benefits                                    --                  --
 Net loan activity                                 --                  --
 Cost of insurance and other fees              (2,486)             (1,430)
                                              -------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions              3,352              18,995
                                              -------             -------
 Net increase (decrease) in net assets          1,727              12,840
NET ASSETS:
 Beginning of year                             15,159              18,473
                                              -------             -------
 End of year                                  $16,886             $31,313
                                              =======             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          HARTFORD                            HARTFORD
                                        DISCIPLINED         HARTFORD           GROWTH
                                           EQUITY            GROWTH         OPPORTUNITIES
                                          HLS FUND          HLS FUND          HLS FUND
                                        SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)               $12,489              $29               $ --
 Net realized gain (loss) on
  security transactions                       1,168              (13)            17,293
 Net realized gain on distributions              --               --                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            (2,670)          (1,788)          (106,551)
                                         ----------          -------          ---------
 Net increase (decrease) in net
  assets resulting from operations           10,987           (1,772)           (89,258)
                                         ----------          -------          ---------
UNIT TRANSACTIONS:
 Purchases                                   90,185            4,412             82,834
 Net transfers                               48,647            1,442            173,691
 Surrenders for benefit payments
  and fees                                   (2,063)              --            (99,601)
 Other transactions                              19               --                 20
 Death benefits                                  --               --                 --
 Net loan activity                           (2,200)              --             (5,204)
 Cost of insurance and other fees           (96,036)          (1,552)           (68,158)
                                         ----------          -------          ---------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               38,552            4,302             83,582
                                         ----------          -------          ---------
 Net increase (decrease) in net
  assets                                     49,539            2,530             (5,676)
NET ASSETS:
 Beginning of year                          977,167           16,530            942,219
                                         ----------          -------          ---------
 End of year                             $1,026,706          $19,060           $936,543
                                         ==========          =======          =========


                                         HARTFORD           HARTFORD
                                        HIGH YIELD           INDEX
                                         HLS FUND           HLS FUND
                                       SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)             $64,363            $169,925
 Net realized gain (loss) on
  security transactions                      (481)           (115,963)
 Net realized gain on distributions            --                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         (34,825)            146,946
                                         --------          ----------
 Net increase (decrease) in net
  assets resulting from operations         29,057             200,908
                                         --------          ----------
UNIT TRANSACTIONS:
 Purchases                                 16,922             339,564
 Net transfers                            206,748             379,917
 Surrenders for benefit payments
  and fees                                   (571)           (676,804)
 Other transactions                            --                (793)
 Death benefits                                --             (56,847)
 Net loan activity                         (1,375)            (30,950)
 Cost of insurance and other fees         (60,163)           (427,069)
                                         --------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                            161,561            (472,982)
                                         --------          ----------
 Net increase (decrease) in net
  assets                                  190,618            (272,074)
NET ASSETS:
 Beginning of year                        612,569           9,922,334
                                         --------          ----------
 End of year                             $803,187          $9,650,260
                                         ========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD            HARTFORD
                                           INTERNATIONAL        SMALL/MID CAP          HARTFORD
                                           OPPORTUNITIES           EQUITY               MIDCAP
                                              HLS FUND            HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $2,660               $ --               $24,665
 Net realized gain (loss) on security
  transactions                                   (4,281)             2,333                61,125
 Net realized gain on distributions                  --              1,010                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (843,310)            (2,376)             (370,721)
                                             ----------            -------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    (844,931)               967              (284,931)
                                             ----------            -------            ----------
UNIT TRANSACTIONS:
 Purchases                                      183,076              4,046               157,268
 Net transfers                                  240,586                600              (162,270)
 Surrenders for benefit payments and
  fees                                         (326,448)            (8,311)             (230,477)
 Other transactions                              (3,068)                (1)                 (173)
 Death benefits                                 (77,387)                --                    --
 Net loan activity                                5,317                 --                   (48)
 Cost of insurance and other fees              (231,082)            (2,170)             (181,902)
                                             ----------            -------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (209,006)            (5,836)             (417,602)
                                             ----------            -------            ----------
 Net increase (decrease) in net assets       (1,053,937)            (4,869)             (702,533)
NET ASSETS:
 Beginning of year                            6,020,539             17,560             3,808,405
                                             ----------            -------            ----------
 End of year                                 $4,966,602            $12,691            $3,105,872
                                             ==========            =======            ==========


                                             HARTFORD              HARTFORD
                                           MIDCAP VALUE          MONEY MARKET
                                             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income (loss)                      $63                  $ --
 Net realized gain (loss) on security
  transactions                                 (53,969)                   --
 Net realized gain on distributions                 --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       1,016                    --
                                             ---------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    (52,890)                   --
                                             ---------            ----------
UNIT TRANSACTIONS:
 Purchases                                      24,588             2,961,930
 Net transfers                                 (96,086)           (2,316,112)
 Surrenders for benefit payments and
  fees                                         (96,841)           (2,398,864)
 Other transactions                               (203)                   --
 Death benefits                                     --              (140,291)
 Net loan activity                                  --                (6,159)
 Cost of insurance and other fees              (32,800)             (663,133)
                                             ---------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (201,342)           (2,562,629)
                                             ---------            ----------
 Net increase (decrease) in net assets        (254,232)           (2,562,629)
NET ASSETS:
 Beginning of year                             764,325             9,896,455
                                             ---------            ----------
 End of year                                  $510,093            $7,333,826
                                             =========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD               HARTFORD
                                           SMALL COMPANY         SMALLCAP GROWTH             STOCK
                                              HLS FUND              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $ --                 $ --                 $161,750
 Net realized gain (loss) on security
  transactions                                  117,295                   34                 (552,585)
 Net realized gain on distributions                  --                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (251,672)                 126                  276,067
                                             ----------              -------              -----------
 Net increase (decrease) in net assets
  resulting from operations                    (134,377)                 160                 (114,768)
                                             ----------              -------              -----------
UNIT TRANSACTIONS:
 Purchases                                      112,636                  381                  379,734
 Net transfers                                 (197,037)                 (21)                (227,411)
 Surrenders for benefit payments and
  fees                                         (235,701)                  --                 (547,341)
 Other transactions                               3,063                   --                    1,017
 Death benefits                                 (55,692)                  --                 (218,938)
 Net loan activity                               (2,053)                  --                    5,998
 Cost of insurance and other fees              (183,420)              (2,636)                (448,685)
                                             ----------              -------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (558,204)              (2,276)              (1,055,626)
                                             ----------              -------              -----------
 Net increase (decrease) in net assets         (692,581)              (2,116)              (1,170,394)
NET ASSETS:
 Beginning of year                            4,028,754                9,215               12,424,799
                                             ----------              -------              -----------
 End of year                                 $3,336,173               $7,099              $11,254,405
                                             ==========              =======              ===========

                                              HARTFORD
                                          U.S. GOVERNMENT           HARTFORD
                                             SECURITIES              VALUE
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $55,460               $43,286
 Net realized gain (loss) on security
  transactions                                   (5,995)               (6,088)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       21,012               (95,829)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                      70,477               (58,631)
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                       89,629               238,717
 Net transfers                                  131,900              (114,901)
 Surrenders for benefit payments and
  fees                                          (90,111)              (83,099)
 Other transactions                                  (1)                   23
 Death benefits                                      --                    --
 Net loan activity                                   --                (1,695)
 Cost of insurance and other fees              (129,365)             (180,746)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                2,052              (141,701)
                                             ----------            ----------
 Net increase (decrease) in net assets           72,529              (200,332)
NET ASSETS:
 Beginning of year                            1,697,167             2,534,529
                                             ----------            ----------
 End of year                                 $1,769,696            $2,334,197
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              LORD ABBETT      LORD ABBETT       LORD ABBETT
                                              FUNDAMENTAL        CAPITAL             BOND
                                              EQUITY FUND     STRUCTURE FUND    DEBENTURE FUND
                                            SUB-ACCOUNT (C)    SUB-ACCOUNT       SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $ --                $572           $21,533
 Net realized gain (loss) on security
  transactions                                     --              (2,390)           (1,116)
 Net realized gain on distributions                 1                  --             2,689
 Net unrealized appreciation
  (depreciation) of investments during the
  year                                             --               3,066           (10,984)
                                                 ----            --------          --------
 Net increase (decrease) in net assets
  resulting from operations                         1               1,248            12,122
                                                 ----            --------          --------
UNIT TRANSACTIONS:
 Purchases                                         22               3,264            59,193
 Net transfers                                      8             (21,328)           92,480
 Surrenders for benefit payments and fees          --                (135)          (15,979)
 Other transactions                                --                  --                (3)
 Death benefits                                    --                  --                --
 Net loan activity                                 --              (1,250)              (18)
 Cost of insurance and other fees                 (14)             (2,458)          (32,546)
                                                 ----            --------          --------
 Net increase (decrease) in net assets
  resulting from unit transactions                 16             (21,907)          103,127
                                                 ----            --------          --------
 Net increase (decrease) in net assets             17             (20,659)          115,249
NET ASSETS:
 Beginning of year                                 --              40,624           260,332
                                                 ----            --------          --------
 End of year                                      $17             $19,965          $375,581
                                                 ====            ========          ========

                                              LORD ABBETT
                                              GROWTH AND       MFS GROWTH
                                              INCOME FUND        SERIES
                                              SUB-ACCOUNT      SUB-ACCOUNT
------------------------------------------  --------------------------------
OPERATIONS:
 Net investment income (loss)                      $474             $ --
 Net realized gain (loss) on security
  transactions                                     (333)             (15)
 Net realized gain on distributions                  --               --
 Net unrealized appreciation
  (depreciation) of investments during the
  year                                           (4,537)             (84)
                                                -------          -------
 Net increase (decrease) in net assets
  resulting from operations                      (4,396)             (99)
                                                -------          -------
UNIT TRANSACTIONS:
 Purchases                                        6,502              173
 Net transfers                                    5,178           11,474
 Surrenders for benefit payments and fees            --               --
 Other transactions                                  --               --
 Death benefits                                      --               --
 Net loan activity                                   --               --
 Cost of insurance and other fees                (7,835)            (395)
                                                -------          -------
 Net increase (decrease) in net assets
  resulting from unit transactions                3,845           11,252
                                                -------          -------
 Net increase (decrease) in net assets             (551)          11,153
NET ASSETS:
 Beginning of year                               61,502              179
                                                -------          -------
 End of year                                    $60,951          $11,332
                                                =======          =======

(c)  Funded as of May 17, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                          MFS INVESTORS          MFS NEW              MFS TOTAL
                                          TRUST SERIES       DISCOVERY SERIES       RETURN SERIES
                                           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $202                 $ --                $57,541
 Net realized gain (loss) on security
  transactions                                   (39)              (1,867)                 1,644
 Net realized gain on distributions               --               17,411                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (784)             (32,851)               (22,940)
                                             -------             --------             ----------
 Net increase (decrease) in net assets
  resulting from operations                     (621)             (17,307)                36,245
                                             -------             --------             ----------
UNIT TRANSACTIONS:
 Purchases                                     1,296                6,597                229,518
 Net transfers                                 6,150               16,396                (14,845)
 Surrenders for benefit payments and
  fees                                            --                   --                   (545)
 Other transactions                               --                   --                      1
 Death benefits                                   --                   --                     --
 Net loan activity                                --                   --                 (3,353)
 Cost of insurance and other fees             (2,800)              (3,902)              (150,378)
                                             -------             --------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             4,646               19,091                 60,398
                                             -------             --------             ----------
 Net increase (decrease) in net assets         4,025                1,784                 96,643
NET ASSETS:
 Beginning of year                            16,286              135,067              2,054,641
                                             -------             --------             ----------
 End of year                                 $20,311             $136,851             $2,151,284
                                             =======             ========             ==========

                                             MFS VALUE          MFS RESEARCH
                                              SERIES             BOND SERIES
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                   $9,523              $23,353
 Net realized gain (loss) on security
  transactions                                   2,138               (1,966)
 Net realized gain on distributions              2,576               10,053
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (16,597)              20,187
                                             ---------            ---------
 Net increase (decrease) in net assets
  resulting from operations                     (2,360)              51,627
                                             ---------            ---------
UNIT TRANSACTIONS:
 Purchases                                      72,192               70,273
 Net transfers                                    (446)             185,880
 Surrenders for benefit payments and
  fees                                          (2,045)              (1,478)
 Other transactions                                 (1)                  (7)
 Death benefits                                     --                   --
 Net loan activity                              (3,924)              (3,621)
 Cost of insurance and other fees              (48,989)             (55,968)
                                             ---------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions              16,787              195,079
                                             ---------            ---------
 Net increase (decrease) in net assets          14,427              246,706
NET ASSETS:
 Beginning of year                             609,560              535,420
                                             ---------            ---------
 End of year                                  $623,987             $782,126
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                             INVESCO         OPPENHEIMER
                                         UIF MID CAP     VAN KAMPEN V.I.       CAPITAL
                                            GROWTH           MID CAP         APPRECIATION
                                          PORTFOLIO         VALUE FUND         FUND/VA
                                         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $238              $837              $136
 Net realized gain (loss) on security
  transactions                                   48             1,128               782
 Net realized gain on distributions              40                --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            (7,349)           (1,541)           (2,798)
                                           --------          --------          --------
 Net increase (decrease) in net
  assets resulting from operations           (7,023)              424            (1,880)
                                           --------          --------          --------
UNIT TRANSACTIONS:
 Purchases                                   20,786            11,160            10,451
 Net transfers                               (1,121)           (4,064)           (5,813)
 Surrenders for benefit payments and
  fees                                         (210)             (206)               --
 Other transactions                              (1)               (2)               --
 Death benefits                                  --                --                --
 Net loan activity                           (2,541)           (2,157)               --
 Cost of insurance and other fees           (14,722)          (16,361)          (15,793)
                                           --------          --------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                2,191           (11,630)          (11,155)
                                           --------          --------          --------
 Net increase (decrease) in net
  assets                                     (4,832)          (11,206)          (13,035)
NET ASSETS:
 Beginning of year                           96,212           136,991           119,575
                                           --------          --------          --------
 End of year                                $91,380          $125,785          $106,540
                                           ========          ========          ========


                                           OPPENHEIMER        OPPENHEIMER
                                        GLOBAL SECURITIES     MAIN STREET
                                             FUND/VA            FUND/VA
                                           SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)                 $3,400               $100
 Net realized gain (loss) on security
  transactions                                   837                 76
 Net realized gain on distributions               --                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            (32,987)                (6)
                                            --------            -------
 Net increase (decrease) in net
  assets resulting from operations           (28,750)               170
                                            --------            -------
UNIT TRANSACTIONS:
 Purchases                                    25,786              4,389
 Net transfers                                (3,948)              (225)
 Surrenders for benefit payments and
  fees                                        (8,252)                --
 Other transactions                               --                 --
 Death benefits                                   --                 --
 Net loan activity                            (1,535)                --
 Cost of insurance and other fees            (20,521)            (3,808)
                                            --------            -------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                (8,470)               356
                                            --------            -------
 Net increase (decrease) in net
  assets                                     (37,220)               526
NET ASSETS:
 Beginning of year                           342,501             17,802
                                            --------            -------
 End of year                                $305,281            $18,328
                                            ========            =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         OPPENHEIMER
                                         MAIN STREET        OPPENHEIMER       PUTNAM VT
                                       SMALL- & MID-CAP        VALUE         DIVERSIFIED
                                           FUND/VA            FUND/VA        INCOME FUND
                                       SUB-ACCOUNT (D)      SUB-ACCOUNT      SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $294                $28           $45,912
 Net realized gain (loss) on
  security transactions                      2,053                (21)           (9,552)
 Net realized gain on distributions             --                 --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (3,661)               (67)          (49,456)
                                           -------            -------          --------
 Net increase (decrease) in net
  assets resulting from operations          (1,314)               (60)          (13,096)
                                           -------            -------          --------
UNIT TRANSACTIONS:
 Purchases                                  11,472                724            30,675
 Net transfers                              (1,860)             1,683            18,822
 Surrenders for benefit payments and
  fees                                        (520)                --           (31,520)
 Other transactions                              3                 --                --
 Death benefits                                 --                 --                --
 Net loan activity                              (8)                --               (14)
 Cost of insurance and other fees           (9,667)            (1,179)          (29,459)
                                           -------            -------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                (580)             1,228           (11,496)
                                           -------            -------          --------
 Net increase (decrease) in net
  assets                                    (1,894)             1,168           (24,592)
NET ASSETS:
 Beginning of year                          81,377              3,000           445,128
                                           -------            -------          --------
 End of year                               $79,483             $4,168          $420,536
                                           =======            =======          ========


                                         PUTNAM VT          PUTNAM VT
                                        GLOBAL ASSET          GLOBAL
                                      ALLOCATION FUND      EQUITY FUND
                                        SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)              $28,598             $59,209
 Net realized gain (loss) on
  security transactions                    (12,375)           (314,278)
 Net realized gain on distributions             --                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                          (17,835)            169,609
                                          --------          ----------
 Net increase (decrease) in net
  assets resulting from operations          (1,612)            (85,460)
                                          --------          ----------
UNIT TRANSACTIONS:
 Purchases                                   1,905             129,149
 Net transfers                                 (16)            (27,899)
 Surrenders for benefit payments and
  fees                                     (37,197)           (378,541)
 Other transactions                             --                (233)
 Death benefits                                 --             (58,247)
 Net loan activity                              --             (21,299)
 Cost of insurance and other fees          (33,203)           (139,960)
                                          --------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                             (68,511)           (497,030)
                                          --------          ----------
 Net increase (decrease) in net
  assets                                   (70,123)           (582,490)
NET ASSETS:
 Beginning of year                         627,328           2,740,886
                                          --------          ----------
 End of year                              $557,205          $2,158,396
                                          ========          ==========

(d) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                       PUTNAM VT          PUTNAM VT          PUTNAM VT
                                       GROWTH AND       GLOBAL HEALTH           HIGH
                                      INCOME FUND         CARE FUND          YIELD FUND
                                      SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)             $84,328            $1,200            $194,124
 Net realized gain (loss) on
  security transactions                  (563,606)            3,590            (112,217)
 Net realized gain on
  distributions                                --             2,878                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         224,899            (5,974)            (28,839)
                                       ----------          --------          ----------
 Net increase (decrease) in net
  assets resulting from
  operations                             (254,379)            1,694              53,068
                                       ----------          --------          ----------
UNIT TRANSACTIONS:
 Purchases                                249,720                --              65,845
 Net transfers                           (142,424)               --             (26,614)
 Surrenders for benefit payments
  and fees                               (575,316)          (26,003)           (416,708)
 Other transactions                        (2,102)               --               1,199
 Death benefits                          (102,046)               --                  --
 Net loan activity                          6,982                --                  --
 Cost of insurance and other fees        (284,854)           (4,708)            (91,069)
                                       ----------          --------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                           (850,040)          (30,711)           (467,347)
                                       ----------          --------          ----------
 Net increase (decrease) in net
  assets                               (1,104,419)          (29,017)           (414,279)
NET ASSETS:
 Beginning of year                      5,914,349           108,855           2,442,790
                                       ----------          --------          ----------
 End of year                           $4,809,930           $79,838          $2,028,511
                                       ==========          ========          ==========

                                                          PUTNAM VT
                                       PUTNAM VT        INTERNATIONAL
                                      INCOME FUND         VALUE FUND
                                      SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)            $224,129            $1,497
 Net realized gain (loss) on
  security transactions                     2,811            (1,453)
 Net realized gain on
  distributions                                --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         (98,098)           (7,326)
                                       ----------          --------
 Net increase (decrease) in net
  assets resulting from
  operations                              128,842            (7,282)
                                       ----------          --------
UNIT TRANSACTIONS:
 Purchases                                 49,707               310
 Net transfers                             41,806                --
 Surrenders for benefit payments
  and fees                               (413,503)               --
 Other transactions                          (126)               --
 Death benefits                          (161,883)               --
 Net loan activity                             --                --
 Cost of insurance and other fees        (131,909)           (3,338)
                                       ----------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                           (615,908)           (3,028)
                                       ----------          --------
 Net increase (decrease) in net
  assets                                 (487,066)          (10,310)
NET ASSETS:
 Beginning of year                      2,625,903            56,238
                                       ----------          --------
 End of year                           $2,138,837           $45,928
                                       ==========          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            PUTNAM VT           PUTNAM VT
                                          INTERNATIONAL       INTERNATIONAL      PUTNAM VT
                                           EQUITY FUND         GROWTH FUND    INVESTORS FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
---------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $56,426             $427             $707
 Net realized gain (loss) on security
  transactions                                  (14,420)             (29)             (80)
 Net realized gain on distributions                  --               --               --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                              (318,316)          (3,275)            (581)
                                           ------------          -------          -------
 Net increase (decrease) in net
  assets resulting from operations             (276,310)          (2,877)              46
                                           ------------          -------          -------
UNIT TRANSACTIONS:
 Purchases                                       46,903               --               --
 Net transfers                                  164,759               --           (2,059)
 Surrenders for benefit payments and
  fees                                         (154,442)              --               --
 Other transactions                                  (3)              --               --
 Death benefits                                      --               --               --
 Net loan activity                                   --               --               --
 Cost of insurance and other fees              (108,610)          (1,768)          (1,577)
                                           ------------          -------          -------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                                  (51,393)          (1,768)          (3,636)
                                           ------------          -------          -------
 Net increase (decrease) in net
  assets                                       (327,703)          (4,645)          (3,590)
NET ASSETS:
 Beginning of year                            1,646,496           17,608           52,742
                                           ------------          -------          -------
 End of year                                 $1,318,793          $12,963          $49,152
                                           ============          =======          =======

                                        PUTNAM VT         PUTNAM VT
                                          MONEY           MULTI-CAP
                                       MARKET FUND       GROWTH FUND
                                       SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------  ----------------------------------
OPERATIONS:
 Net investment income (loss)              $ --               $15,113
 Net realized gain (loss) on security
  transactions                               --                21,732
 Net realized gain on distributions          --                    --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            --              (204,075)
                                           ----          ------------
 Net increase (decrease) in net
  assets resulting from operations           --              (167,230)
                                           ----          ------------
UNIT TRANSACTIONS:
 Purchases                                   --               172,600
 Net transfers                               --               (52,016)
 Surrenders for benefit payments and
  fees                                       --              (219,168)
 Other transactions                          --                  (759)
 Death benefits                              --               (22,787)
 Net loan activity                           --                 5,442
 Cost of insurance and other fees           (59)             (232,891)
                                           ----          ------------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              (59)             (349,579)
                                           ----          ------------
 Net increase (decrease) in net
  assets                                    (59)             (516,809)
NET ASSETS:
 Beginning of year                          284             3,972,507
                                           ----          ------------
 End of year                               $225            $3,455,698
                                           ====          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            PUTNAM VT            PUTNAM VT            PUTNAM VT
                                            SMALL CAP          GEORGE PUTNAM            GLOBAL
                                            VALUE FUND         BALANCED FUND        UTILITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $570                 $573              $11,344
 Net realized gain (loss) on security
  transactions                                 12,792               (7,749)              (4,755)
 Net realized gain on distributions                --                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (18,964)               8,842              (23,320)
                                             --------             --------             --------
 Net increase (decrease) in net assets
  resulting from operations                    (5,602)               1,666              (16,731)
                                             --------             --------             --------
UNIT TRANSACTIONS:
 Purchases                                      9,040                   --                   --
 Net transfers                                 10,724              (23,001)                  --
 Surrenders for benefit payments and
  fees                                        (66,079)                  --              (34,947)
 Other transactions                                --                   --                   --
 Death benefits                                    --                   --                   --
 Net loan activity                                 --                   --                   --
 Cost of insurance and other fees              (7,233)              (2,798)             (17,251)
                                             --------             --------             --------
 Net increase (decrease) in net assets
  resulting from unit transactions            (53,548)             (25,799)             (52,198)
                                             --------             --------             --------
 Net increase (decrease) in net assets        (59,150)             (24,133)             (68,929)
NET ASSETS:
 Beginning of year                            170,150               47,101              311,573
                                             --------             --------             --------
 End of year                                 $111,000              $22,968             $242,644
                                             ========             ========             ========

                                                                    PUTNAM VT
                                             PUTNAM VT               CAPITAL
                                            VOYAGER FUND        OPPORTUNITIES FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $19,619                  $160
 Net realized gain (loss) on security
  transactions                                  (26,524)                4,926
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (1,288,805)               (8,006)
                                             ----------              --------
 Net increase (decrease) in net assets
  resulting from operations                  (1,295,710)               (2,920)
                                             ----------              --------
UNIT TRANSACTIONS:
 Purchases                                      269,591                 5,537
 Net transfers                                   55,380                 9,840
 Surrenders for benefit payments and
  fees                                         (442,450)              (55,365)
 Other transactions                                 134                  (108)
 Death benefits                                (130,149)              (16,966)
 Net loan activity                               15,971                 1,430
 Cost of insurance and other fees              (341,521)               (6,688)
                                             ----------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions             (573,044)              (62,320)
                                             ----------              --------
 Net increase (decrease) in net assets       (1,868,754)              (65,240)
NET ASSETS:
 Beginning of year                            7,743,140               197,047
                                             ----------              --------
 End of year                                 $5,874,386              $131,807
                                             ==========              ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   INVESCO
                                              PUTNAM VT        VAN KAMPEN V.I.        INVESCO
                                                EQUITY           GROWTH AND       VAN KAMPEN V.I.
                                             INCOME FUND         INCOME FUND       COMSTOCK FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $7,799                $365            $5,423
 Net realized gain (loss) on security
  transactions                                    3,297                  52            (2,955)
 Net realized gain on distributions                  --                  --                --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (2,041)               (992)          (10,968)
                                               --------             -------          --------
 Net increase (decrease) in net assets
  resulting from operations                       9,055                (575)           (8,500)
                                               --------             -------          --------
UNIT TRANSACTIONS:
 Purchases                                        8,762               3,455            14,199
 Net transfers                                   16,371               9,310            (4,497)
 Surrenders for benefit payments and
  fees                                          (36,719)               (132)               --
 Other transactions                                (190)                 --                (2)
 Death benefits                                  (5,404)                 --                --
 Net loan activity                                   --              (1,240)               --
 Cost of insurance and other fees               (17,860)             (3,041)          (30,019)
                                               --------             -------          --------
 Net increase (decrease) in net assets
  resulting from unit transactions              (35,040)              8,352           (20,319)
                                               --------             -------          --------
 Net increase (decrease) in net assets          (25,985)              7,777           (28,819)
NET ASSETS:
 Beginning of year                              420,927              36,425           404,084
                                               --------             -------          --------
 End of year                                   $394,942             $44,202          $375,265
                                               ========             =======          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                          ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                             BALANCED WEALTH            INTERNATIONAL             SMALL/MID-CAP
                                           STRATEGY PORTFOLIO          VALUE PORTFOLIO           VALUE PORTFOLIO
                                               SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $349                    $16,666                      $468
 Net realized gain (loss) on security
  transactions                                        23                      2,717                      (336)
 Net realized gain on distributions                   --                         --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         1,079                     12,020                    42,059
                                                 -------                   --------                  --------
 Net increase (decrease) in net assets
  resulting from operations                        1,451                     31,403                    42,191
                                                 -------                   --------                  --------
UNIT TRANSACTIONS:
 Purchases                                         1,385                     59,700                    11,185
 Net transfers                                        --                     65,595                    53,851
 Surrenders for benefit payments and
  fees                                                (1)                      (120)                  (14,698)
 Net loan activity                                    --                     (2,043)                       --
 Cost of insurance                                (1,260)                   (45,019)                   (9,208)
                                                 -------                   --------                  --------
 Net increase (decrease) in net assets
  resulting from unit transactions                   124                     78,113                    41,130
                                                 -------                   --------                  --------
 Net increase (decrease) in net assets             1,575                    109,516                    83,321
NET ASSETS:
 Beginning of year                                13,750                    552,702                   141,383
                                                 -------                   --------                  --------
 End of year                                     $15,325                   $662,218                  $224,704
                                                 =======                   ========                  ========

                                                                    ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  ---------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $58                     $2,452
 Net realized gain (loss) on security
  transactions                                        38                       (376)
 Net realized gain on distributions                   --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           357                     14,845
                                                 -------                   --------
 Net increase (decrease) in net assets
  resulting from operations                          453                     16,921
                                                 -------                   --------
UNIT TRANSACTIONS:
 Purchases                                         3,181                      6,153
 Net transfers                                        85                     11,620
 Surrenders for benefit payments and
  fees                                                 1                         --
 Net loan activity                                    --                         --
 Cost of insurance                                (3,178)                    (4,584)
                                                 -------                   --------
 Net increase (decrease) in net assets
  resulting from unit transactions                    89                     13,189
                                                 -------                   --------
 Net increase (decrease) in net assets               542                     30,110
NET ASSETS:
 Beginning of year                                 3,225                    123,975
                                                 -------                   --------
 End of year                                      $3,767                   $154,085
                                                 =======                   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             INVESCO V.I.          INVESCO V.I.          INVESCO V.I.
                                               CAPITAL                 CORE             INTERNATIONAL
                                          APPRECIATION FUND         EQUITY FUND          GROWTH FUND
                                           SUB-ACCOUNT (A)        SUB-ACCOUNT (B)      SUB-ACCOUNT (C)
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $834                   $279               $5,410
 Net realized gain (loss) on security
  transactions                                      963                 (3,008)                 700
 Net realized gain on distributions                  --                     --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       14,799                  2,913               25,651
                                               --------              ---------             --------
 Net increase (decrease) in net assets
  resulting from operations                      16,596                    184               31,761
                                               --------              ---------             --------
UNIT TRANSACTIONS:
 Purchases                                        9,135                    128               35,393
 Net transfers                                   (1,730)              (108,843)             108,642
 Surrenders for benefit payments and
  fees                                               --                      1                  213
 Net loan activity                                   --                     --                 (460)
 Cost of insurance                              (12,164)                (7,342)             (26,231)
                                               --------              ---------             --------
 Net increase (decrease) in net assets
  resulting from unit transactions               (4,759)              (116,056)             117,557
                                               --------              ---------             --------
 Net increase (decrease) in net assets           11,837               (115,872)             149,318
NET ASSETS:
 Beginning of year                              105,699                145,476              150,360
                                               --------              ---------             --------
 End of year                                   $117,536                $29,604             $299,678
                                               ========              =========             ========

                                            INVESCO V.I.          INVESCO V.I.
                                            MID CAP CORE           SMALL CAP
                                            EQUITY FUND           EQUITY FUND
                                          SUB-ACCOUNT (D)       SUB-ACCOUNT (E)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $1,931                  $ --
 Net realized gain (loss) on security
  transactions                                   3,566                   994
 Net realized gain on distributions                 --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      39,212                85,918
                                              --------              --------
 Net increase (decrease) in net assets
  resulting from operations                     44,709                86,912
                                              --------              --------
UNIT TRANSACTIONS:
 Purchases                                      10,239                21,097
 Net transfers                                  12,318                24,102
 Surrenders for benefit payments and
  fees                                         (60,891)               (8,209)
 Net loan activity                                  --                     8
 Cost of insurance                             (14,979)              (12,426)
                                              --------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions             (53,313)               24,572
                                              --------              --------
 Net increase (decrease) in net assets          (8,604)              111,484
NET ASSETS:
 Beginning of year                             348,409               285,907
                                              --------              --------
 End of year                                  $339,805              $397,391
                                              ========              ========

(a)  Formerly AIM V.I. Capital Appreciation Fund. Change effective April 30,
     2010.

(b) Formerly AIM V.I. Core Equity Fund. Change effective April 30, 2010.

(c)  Formerly AIM V.I. International Growth Fund. Change effective April 30,
     2010.

(d) Formerly AIM V.I. Mid Cap Core Equity Fund. Change effective April 30, 2010.

(e)  Formerly AIM V.I. Small Cap Equity Fund. Change effective April 30, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             INVESCO V.I.           INVESCO V.I.          INVESCO V.I.
                                               CAPITAL                 GLOBAL                GLOBAL
                                           DEVELOPMENT FUND       MULTI-ASSET FUND      REAL ESTATE FUND
                                           SUB-ACCOUNT (F)         SUB-ACCOUNT (H)       SUB-ACCOUNT (I)
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $ --                    $85                  $341
 Net realized gain (loss) on security
  transactions                                    2,210                      8                    31
 Net realized gain on distributions                  --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       15,718                  2,103                   735
                                               --------                -------               -------
 Net increase (decrease) in net assets
  resulting from operations                      17,928                  2,196                 1,107
                                               --------                -------               -------
UNIT TRANSACTIONS:
 Purchases                                        7,722                    551                 3,358
 Net transfers                                   (3,388)                18,825                 5,650
 Surrenders for benefit payments and
  fees                                               (1)                    --                    (1)
 Net loan activity                                 (949)                  (213)                   --
 Cost of insurance                               (8,685)                (1,387)               (2,044)
                                               --------                -------               -------
 Net increase (decrease) in net assets
  resulting from unit transactions               (5,301)                17,776                 6,963
                                               --------                -------               -------
 Net increase (decrease) in net assets           12,627                 19,972                 8,070
NET ASSETS:
 Beginning of year                               95,199                 12,293                   145
                                               --------                -------               -------
 End of year                                   $107,826                $32,265                $8,215
                                               ========                =======               =======

                                         ALLIANCEBERNSTEIN VPS      AMERICAN FUNDS
                                              REAL ESTATE               GLOBAL
                                          INVESTMENT PORTFOLIO         BOND FUND
                                            SUB-ACCOUNT (J)           SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $ --                   $2,100
 Net realized gain (loss) on security
  transactions                                      --                       (5)
 Net realized gain on distributions                 --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           2                      349
                                                  ----                  -------
 Net increase (decrease) in net assets
  resulting from operations                          2                    2,444
                                                  ----                  -------
UNIT TRANSACTIONS:
 Purchases                                          31                    4,565
 Net transfers                                       3                   50,966
 Surrenders for benefit payments and
  fees                                              (1)                      (8)
 Net loan activity                                  --                       --
 Cost of insurance                                 (13)                  (7,440)
                                                  ----                  -------
 Net increase (decrease) in net assets
  resulting from unit transactions                  20                   48,083
                                                  ----                  -------
 Net increase (decrease) in net assets              22                   50,527
NET ASSETS:
 Beginning of year                                  --                   27,407
                                                  ----                  -------
 End of year                                       $22                  $77,934
                                                  ====                  =======

(f)  Formerly AIM V.I. Capital Development Fund. Change effective April 30,
     2010.

(g)  Not used.

(h) Formerly AIM V.I. PowerShares ETF Allocation Fund. Change effective April 30, 2010.

(i)  Formerly AIM V.I. Global Real Estate Fund. Change effective April 30, 2010.

(j)  Funded as of June 24, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS                              AMERICAN FUNDS
                                              GLOBAL            AMERICAN FUNDS          BLUE CHIP
                                            GROWTH AND              ASSET               INCOME AND
                                            INCOME FUND        ALLOCATION FUND         GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $1,985               $142,866               $24,913
 Net realized gain (loss) on security
  transactions                                    145                 (4,947)                  819
 Net realized gain on distributions                --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      6,944                720,488               144,100
                                              -------             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     9,074                858,407               169,832
                                              -------             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      3,515                331,035                68,480
 Net transfers                                 19,109                 68,138               214,258
 Surrenders for benefit payments and
  fees                                            (10)              (130,190)             (109,747)
 Net loan activity                                 --                   (211)                   --
 Cost of insurance                             (5,605)              (321,713)              (66,069)
                                              -------             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             17,009                (52,941)              106,922
                                              -------             ----------            ----------
 Net increase (decrease) in net assets         26,083                805,466               276,754
NET ASSETS:
 Beginning of year                             60,838              6,925,655             1,279,769
                                              -------             ----------            ----------
 End of year                                  $86,921             $7,731,121            $1,556,523
                                              =======             ==========            ==========


                                                                 AMERICAN FUNDS
                                           AMERICAN FUNDS            GLOBAL
                                             BOND FUND            GROWTH FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $111,999               $29,337
 Net realized gain (loss) on security
  transactions                                   15,355               (37,254)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      114,146               234,467
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     241,500               226,550
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      353,773               119,661
 Net transfers                                  170,060               (54,019)
 Surrenders for benefit payments and
  fees                                         (404,558)             (125,530)
 Net loan activity                                   --                (4,040)
 Cost of insurance                             (260,017)              (93,248)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (140,742)             (157,176)
                                             ----------            ----------
 Net increase (decrease) in net assets          100,758                69,374
NET ASSETS:
 Beginning of year                            3,581,446             2,087,579
                                             ----------            ----------
 End of year                                 $3,682,204            $2,156,953
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                          AMERICAN FUNDS         AMERICAN FUNDS         AMERICAN FUNDS
                                            GROWTH FUND        GROWTH-INCOME FUND     INTERNATIONAL FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $67,316              $108,799                $99,169
 Net realized gain (loss) on security
  transactions                                 (208,785)             (215,027)                 7,558
 Net realized gain on distributions                  --                    --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    1,781,393               908,929                229,180
                                            -----------            ----------             ----------
 Net increase (decrease) in net assets
  resulting from operations                   1,639,924               802,701                335,907
                                            -----------            ----------             ----------
UNIT TRANSACTIONS:
 Purchases                                      455,277               470,737                301,961
 Net transfers                               (1,035,652)             (543,335)              (268,466)
 Surrenders for benefit payments and
  fees                                         (390,013)             (464,535)              (282,569)
 Net loan activity                               (2,232)                  896                 (1,655)
 Cost of insurance                             (454,404)             (390,641)              (210,243)
                                            -----------            ----------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions           (1,427,024)             (926,878)              (460,972)
                                            -----------            ----------             ----------
 Net increase (decrease) in net assets          212,900              (124,177)              (125,065)
NET ASSETS:
 Beginning of year                            9,908,212             7,974,272              5,166,899
                                            -----------            ----------             ----------
 End of year                                $10,121,112            $7,850,095             $5,041,834
                                            ===========            ==========             ==========

                                                               AMERICAN FUNDS
                                          AMERICAN FUNDS        GLOBAL SMALL
                                          NEW WORLD FUND    CAPITALIZATION FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                  $24,511              $53,464
 Net realized gain (loss) on security
  transactions                                  (1,996)               5,576
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     231,228              589,876
                                            ----------           ----------
 Net increase (decrease) in net assets
  resulting from operations                    253,743              648,916
                                            ----------           ----------
UNIT TRANSACTIONS:
 Purchases                                      87,678               96,393
 Net transfers                                 174,920               13,959
 Surrenders for benefit payments and
  fees                                         (68,940)             (53,219)
 Net loan activity                              (4,140)              (2,085)
 Cost of insurance                             (59,670)             (84,502)
                                            ----------           ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             129,848              (29,454)
                                            ----------           ----------
 Net increase (decrease) in net assets         383,591              619,462
NET ASSETS:
 Beginning of year                           1,375,955            2,909,553
                                            ----------           ----------
 End of year                                $1,759,546           $3,529,015
                                            ==========           ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                           ASSET MANAGER         EQUITY-INCOME             GROWTH
                                             PORTFOLIO             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $9,209              $129,715                    $3
 Net realized gain (loss) on security
  transactions                                   (21,461)             (196,932)                    8
 Net realized gain on distributions                2,770                    --                    34
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        82,730             1,088,974                 2,141
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets
  resulting from operations                       73,248             1,021,757                 2,186
                                            ------------          ------------          ------------
UNIT TRANSACTIONS:
 Purchases                                            --               329,609                   262
 Net transfers                                   (31,646)             (201,723)                3,743
 Surrenders for benefit payments and
  fees                                           (14,084)             (370,552)                   --
 Net loan activity                                    --                (9,045)                   --
 Cost of insurance                               (33,759)             (359,232)               (1,036)
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (79,489)             (610,943)                2,969
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets            (6,241)              410,814                 5,155
NET ASSETS:
 Beginning of year                               575,651             7,255,239                 6,956
                                            ------------          ------------          ------------
 End of year                                    $569,410            $7,666,053               $12,111
                                            ============          ============          ============

                                            FIDELITY VIP          FIDELITY VIP
                                             CONTRAFUND             OVERSEAS
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $20,498                $9,562
 Net realized gain (loss) on security
  transactions                                   171,024               (14,794)
 Net realized gain on distributions                  928                 1,304
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        65,925                87,392
                                            ------------          ------------
 Net increase (decrease) in net assets
  resulting from operations                      258,375                83,464
                                            ------------          ------------
UNIT TRANSACTIONS:
 Purchases                                        76,636                    --
 Net transfers                                  (181,815)              (13,386)
 Surrenders for benefit payments and
  fees                                           (62,230)               (9,118)
 Net loan activity                                (2,395)                   --
 Cost of insurance                               (85,415)              (34,101)
                                            ------------          ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (255,219)              (56,605)
                                            ------------          ------------
 Net increase (decrease) in net assets             3,156                26,859
NET ASSETS:
 Beginning of year                             2,201,081               711,829
                                            ------------          ------------
 End of year                                  $2,204,237              $738,688
                                            ============          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                                        FIDELITY VIP
                                            FIDELITY VIP          FIDELITY VIP        DYNAMIC CAPITAL
                                               MID CAP          VALUE STRATEGIES        APPRECIATION
                                              PORTFOLIO             PORTFOLIO            PORTFOLIO
                                             SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $1,515                 $61                   $3
 Net realized gain (loss) on security
  transactions                                     2,519                 154                   42
 Net realized gain on distributions                3,884                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       298,873               4,563                  392
                                             -----------             -------               ------
 Net increase (decrease) in net assets
  resulting from operations                      306,791               4,778                  437
                                             -----------             -------               ------
UNIT TRANSACTIONS:
 Purchases                                        65,070               1,169                1,280
 Net transfers                                    82,128                  --                   --
 Surrenders for benefit payments and
  fees                                           (32,399)                 (1)                  (1)
 Net loan activity                                (2,337)                 --                   --
 Cost of insurance                               (54,861)               (991)                (423)
                                             -----------             -------               ------
 Net increase (decrease) in net assets
  resulting from unit transactions                57,601                 177                  856
                                             -----------             -------               ------
 Net increase (decrease) in net assets           364,392               4,955                1,293
NET ASSETS:
 Beginning of year                             1,044,570              18,183                1,190
                                             -----------             -------               ------
 End of year                                  $1,408,962             $23,138               $2,483
                                             ===========             =======               ======


                                          FIDELITY VIP        FIDELITY VIP
                                          FREEDOM 2010        FREEDOM 2020
                                            PORTFOLIO          PORTFOLIO
                                           SUB-ACCOUNT        SUB-ACCOUNT
--------------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)                     $3              $3,324
 Net realized gain (loss) on security
  transactions                                 1,255                  23
 Net realized gain on distributions               52               1,127
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (871)             13,898
                                             -------            --------
 Net increase (decrease) in net assets
  resulting from operations                      439              18,372
                                             -------            --------
UNIT TRANSACTIONS:
 Purchases                                       279              14,058
 Net transfers                                    51              63,829
 Surrenders for benefit payments and
  fees                                        (8,525)                 17
 Net loan activity                                --                 254
 Cost of insurance                              (237)            (18,430)
                                             -------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions            (8,432)             59,728
                                             -------            --------
 Net increase (decrease) in net assets        (7,993)             78,100
NET ASSETS:
 Beginning of year                             8,168              98,789
                                             -------            --------
 End of year                                    $175            $176,889
                                             =======            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                           FIDELITY VIP         FIDELITY VIP            RISING
                                           FREEDOM 2030       STRATEGIC INCOME         DIVIDENDS
                                            PORTFOLIO            PORTFOLIO          SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $4,926                $121                  $299
 Net realized gain (loss) on security
  transactions                                     87                   1                    34
 Net realized gain on distributions             2,046                  67                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     33,206                  19                 2,884
                                             --------              ------               -------
 Net increase (decrease) in net assets
  resulting from operations                    40,265                 208                 3,217
                                             --------              ------               -------
UNIT TRANSACTIONS:
 Purchases                                      9,271                  53                   350
 Net transfers                                  6,300               2,258                23,386
 Surrenders for benefit payments and
  fees                                             --                  --                     1
 Net loan activity                                 --                  --                    --
 Cost of insurance                            (15,025)               (186)               (1,305)
                                             --------              ------               -------
 Net increase (decrease) in net assets
  resulting from unit transactions                546               2,125                22,432
                                             --------              ------               -------
 Net increase (decrease) in net assets         40,811               2,333                25,649
NET ASSETS:
 Beginning of year                            255,353                 558                   145
                                             --------              ------               -------
 End of year                                 $296,164              $2,891               $25,794
                                             ========              ======               =======

                                                                    FRANKLIN
                                              FRANKLIN            SMALL-MID CAP
                                               INCOME                GROWTH
                                           SECURITIES FUND       SECURITIES FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $68,116                $ --
 Net realized gain (loss) on security
  transactions                                  (123,781)                 72
 Net realized gain on distributions                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       175,154               3,729
                                             -----------             -------
 Net increase (decrease) in net assets
  resulting from operations                      119,489               3,801
                                             -----------             -------
UNIT TRANSACTIONS:
 Purchases                                        73,437               9,981
 Net transfers                                  (767,194)              8,233
 Surrenders for benefit payments and
  fees                                           (60,906)                 (5)
 Net loan activity                                (4,051)                 --
 Cost of insurance                               (81,173)             (2,389)
                                             -----------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions              (839,887)             15,820
                                             -----------             -------
 Net increase (decrease) in net assets          (720,398)             19,621
NET ASSETS:
 Beginning of year                             1,805,725               6,472
                                             -----------             -------
 End of year                                  $1,085,327             $26,093
                                             ===========             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             FRANKLIN             FRANKLIN
                                             SMALL CAP           STRATEGIC
                                               VALUE               INCOME           MUTUAL SHARES
                                          SECURITIES FUND     SECURITIES FUND      SECURITIES FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $5,805             $30,119               $20,842
 Net realized gain (loss) on security
  transactions                                   1,861               6,083                22,412
 Net realized gain on distributions                 --                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     209,591              38,157               101,698
                                             ---------            --------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    217,257              74,359               144,952
                                             ---------            --------            ----------
UNIT TRANSACTIONS:
 Purchases                                      86,064              61,500                97,375
 Net transfers                                 (33,826)            242,781               (95,468)
 Surrenders for benefit payments and
  fees                                         (59,544)            (61,302)             (137,583)
 Net loan activity                               1,609              (5,160)               (1,059)
 Cost of insurance                             (57,969)            (55,046)              (94,030)
                                             ---------            --------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (63,666)            182,773              (230,765)
                                             ---------            --------            ----------
 Net increase (decrease) in net assets         153,591             257,132               (85,813)
NET ASSETS:
 Beginning of year                             812,718             482,882             1,452,880
                                             ---------            --------            ----------
 End of year                                  $966,309            $740,014            $1,367,067
                                             =========            ========            ==========

                                             TEMPLETON
                                            DEVELOPING           TEMPLETON
                                              MARKETS             FOREIGN
                                          SECURITIES FUND     SECURITIES FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
OPERATIONS:
 Net investment income (loss)                    $637               $1,370
 Net realized gain (loss) on security
  transactions                                     78                   21
 Net realized gain on distributions                --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      7,708               11,586
                                              -------             --------
 Net increase (decrease) in net assets
  resulting from operations                     8,423               12,977
                                              -------             --------
UNIT TRANSACTIONS:
 Purchases                                     15,767               21,387
 Net transfers                                  9,792               54,610
 Surrenders for benefit payments and
  fees                                             --                  (34)
 Net loan activity                                 --                   --
 Cost of insurance                             (8,471)             (12,027)
                                              -------             --------
 Net increase (decrease) in net assets
  resulting from unit transactions             17,088               63,936
                                              -------             --------
 Net increase (decrease) in net assets         25,511               76,913
NET ASSETS:
 Beginning of year                             29,305               49,765
                                              -------             --------
 End of year                                  $54,816             $126,678
                                              =======             ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                            TEMPLETON              MUTUAL              FLEX CAP
                                              GROWTH          GLOBAL DISCOVERY          GROWTH
                                         SECURITIES FUND      SECURITIES FUND       SECURITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $2,901               $9,669                 $ --
 Net realized gain (loss) on security
  transactions                                  1,878                1,230                   87
 Net realized gain on distributions                --                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      3,862               76,488                  640
                                             --------             --------              -------
 Net increase (decrease) in net assets
  resulting from operations                     8,641               87,387                  727
                                             --------             --------              -------
UNIT TRANSACTIONS:
 Purchases                                     23,733               54,897                  771
 Net transfers                                 19,279              110,875                  796
 Surrenders for benefit payments and
  fees                                        (47,746)                 171                    1
 Net loan activity                               (752)              (2,226)                  --
 Cost of insurance                            (19,226)             (60,628)              (1,003)
                                             --------             --------              -------
 Net increase (decrease) in net assets
  resulting from unit transactions            (24,712)             103,089                  565
                                             --------             --------              -------
 Net increase (decrease) in net assets        (16,071)             190,476                1,292
NET ASSETS:
 Beginning of year                            204,591              644,331                3,309
                                             --------             --------              -------
 End of year                                 $188,520             $834,807               $4,601
                                             ========             ========              =======


                                             TEMPLETON              HARTFORD
                                            GLOBAL BOND             ADVISERS
                                          SECURITIES FUND           HLS FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT (K)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $20,631              $119,018
 Net realized gain (loss) on security
  transactions                                   10,131              (464,615)
 Net realized gain on distributions               3,732                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      167,697             1,323,035
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     202,191               977,438
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                       63,839               369,979
 Net transfers                                  169,146              (734,451)
 Surrenders for benefit payments and
  fees                                          (14,649)             (921,462)
 Net loan activity                              (10,816)              (26,923)
 Cost of insurance                              (84,812)             (352,292)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              122,708            (1,665,149)
                                             ----------            ----------
 Net increase (decrease) in net assets          324,899              (687,711)
NET ASSETS:
 Beginning of year                            1,242,273             9,128,654
                                             ----------            ----------
 End of year                                 $1,567,172            $8,440,943
                                             ==========            ==========

(k) Effective March 19, 2010 Hartford Global Advisers HLS Fund merged with Hartford Advisors HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD              HARTFORD
                                               TOTAL                CAPITAL               DIVIDEND
                                            RETURN BOND           APPRECIATION           AND GROWTH
                                              HLS FUND              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $545,265              $201,104              $194,847
 Net realized gain (loss) on security
  transactions                                    38,624              (574,873)                5,281
 Net realized gain on distributions                   --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       372,590             4,502,243             1,078,419
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets
  resulting from operations                      956,479             4,128,474             1,278,547
                                            ------------          ------------          ------------
UNIT TRANSACTIONS:
 Purchases                                       503,453               848,891               464,473
 Net transfers                                   284,601              (194,561)              (39,785)
 Surrenders for benefit payments and
  fees                                          (500,531)           (1,200,337)             (507,197)
 Net loan activity                               (33,995)              (61,625)              (32,971)
 Cost of insurance                              (610,517)           (1,140,161)             (484,226)
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (356,989)           (1,747,793)             (599,706)
                                            ------------          ------------          ------------
 Net increase (decrease) in net assets           599,490             2,380,681               678,841
NET ASSETS:
 Beginning of year                            12,447,149            26,611,194            10,061,335
                                            ------------          ------------          ------------
 End of year                                 $13,046,639           $28,991,875           $10,740,176
                                            ============          ============          ============


                                              HARTFORD             HARTFORD
                                          GLOBAL RESEARCH       GLOBAL GROWTH
                                              HLS FUND             HLS FUND
                                          SUB-ACCOUNT (L)        SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                      $168                  $45
 Net realized gain (loss) on security
  transactions                                   14,274                   (9)
 Net realized gain on distributions                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (14,649)               2,175
                                             ----------           ----------
 Net increase (decrease) in net assets
  resulting from operations                        (207)               2,211
                                             ----------           ----------
UNIT TRANSACTIONS:
 Purchases                                        3,338                  168
 Net transfers                                  (88,723)                 370
 Surrenders for benefit payments and
  fees                                              (65)                   1
 Net loan activity                                   --                   --
 Cost of insurance                               (2,670)              (1,514)
                                             ----------           ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (88,120)                (975)
                                             ----------           ----------
 Net increase (decrease) in net assets          (88,327)               1,236
NET ASSETS:
 Beginning of year                              103,486               17,237
                                             ----------           ----------
 End of year                                    $15,159              $18,473
                                             ==========           ==========

(l)  Formerly Hartford Global Equity HLS Fund. Change effective March 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             HARTFORD                                 HARTFORD
                                           DISCIPLINED           HARTFORD              GROWTH
                                              EQUITY              GROWTH            OPPORTUNITIES
                                             HLS FUND            HLS FUND             HLS FUND
                                           SUB-ACCOUNT        SUB-ACCOUNT (M)        SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $11,863                 $58                  $125
 Net realized gain (loss) on security
  transactions                                   (889)              3,545                 6,381
 Net realized gain on distributions                --                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    103,631              (1,165)              139,069
                                             --------             -------             ---------
 Net increase (decrease) in net assets
  resulting from operations                   114,605               2,438               145,575
                                             --------             -------             ---------
UNIT TRANSACTIONS:
 Purchases                                     90,312               2,191                94,024
 Net transfers                                 23,724                 252                64,229
 Surrenders for benefit payments and
  fees                                        (31,859)                  1              (106,395)
 Net loan activity                             (1,344)                 --                (1,056)
 Cost of insurance                            (81,685)             (1,040)              (59,347)
                                             --------             -------             ---------
 Net increase (decrease) in net assets
  resulting from unit transactions               (852)              1,404                (8,545)
                                             --------             -------             ---------
 Net increase (decrease) in net assets        113,753               3,842               137,030
NET ASSETS:
 Beginning of year                            863,414              12,688               805,189
                                             --------             -------             ---------
 End of year                                 $977,167             $16,530              $942,219
                                             ========             =======             =========


                                             HARTFORD             HARTFORD
                                            HIGH YIELD             INDEX
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                  $3,656              $159,308
 Net realized gain (loss) on security
  transactions                                    831              (200,967)
 Net realized gain on distributions                --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     67,795             1,294,469
                                             --------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    72,282             1,252,810
                                             --------            ----------
UNIT TRANSACTIONS:
 Purchases                                     14,165               449,029
 Net transfers                                504,022               (98,451)
 Surrenders for benefit payments and
  fees                                           (658)             (603,128)
 Net loan activity                             (3,965)              (10,990)
 Cost of insurance                            (24,017)             (393,155)
                                             --------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            489,547              (656,695)
                                             --------            ----------
 Net increase (decrease) in net assets        561,829               596,115
NET ASSETS:
 Beginning of year                             50,740             9,326,219
                                             --------            ----------
 End of year                                 $612,569            $9,922,334
                                             ========            ==========

(m) Effective April 16, 2010 Hartford Fundamental Growth HLS Fund merged with Hartford Growth HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD
                                            INTERNATIONAL        SMALL/MID CAP          HARTFORD
                                            OPPORTUNITIES            EQUITY              MIDCAP
                                              HLS FUND              HLS FUND            HLS FUND
                                         SUB-ACCOUNT (N)(O)     SUB-ACCOUNT (P)       SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $69,922                $110               $8,532
 Net realized gain (loss) on security
  transactions                                  (207,108)                103               56,827
 Net realized gain on distributions                   --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       899,611               3,413              680,129
                                             -----------            --------           ----------
 Net increase (decrease) in net assets
  resulting from operations                      762,425               3,626              745,488
                                             -----------            --------           ----------
UNIT TRANSACTIONS:
 Purchases                                       136,897               7,430              121,748
 Net transfers                                  (668,591)                602             (131,241)
 Surrenders for benefit payments and
  fees                                          (474,545)                 (2)            (142,905)
 Net loan activity                               (50,932)                 --                   44
 Cost of insurance                              (215,789)             (2,416)            (174,227)
                                             -----------            --------           ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (1,272,960)              5,614             (326,581)
                                             -----------            --------           ----------
 Net increase (decrease) in net assets          (510,535)              9,240              418,907
NET ASSETS:
 Beginning of year                             6,531,074               8,320            3,389,498
                                             -----------            --------           ----------
 End of year                                  $6,020,539             $17,560           $3,808,405
                                             ===========            ========           ==========


                                             HARTFORD            HARTFORD
                                           MIDCAP VALUE        MONEY MARKET
                                             HLS FUND            HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ---------------------------------------
OPERATIONS:
 Net investment income (loss)                   $4,117                 $ --
 Net realized gain (loss) on security
  transactions                                (131,861)                  --
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     281,392                   --
                                            ----------          -----------
 Net increase (decrease) in net assets
  resulting from operations                    153,648                   --
                                            ----------          -----------
UNIT TRANSACTIONS:
 Purchases                                      28,596            3,356,056
 Net transfers                                 (92,185)           2,999,532
 Surrenders for benefit payments and
  fees                                        (100,270)          (6,135,244)
 Net loan activity                                  --              (26,209)
 Cost of insurance                             (30,050)            (727,887)
                                            ----------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (193,909)            (533,752)
                                            ----------          -----------
 Net increase (decrease) in net assets         (40,261)            (533,752)
NET ASSETS:
 Beginning of year                             804,586           10,430,207
                                            ----------          -----------
 End of year                                  $764,325           $9,896,455
                                            ==========          ===========

(n) Effective April 16, 2010 Hartford International Growth HLS Fund merged with Hartford International Opportunities HLS Fund.

(o) Effective April 16, 2010 Hartford International Small Company HLS Fund merged with Hartford International Opportunities HLS Fund.

(p) Formerly Hartford MidCap Growth HLS Fund. Change effective March 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD              HARTFORD
                                           SMALL COMPANY        SMALLCAP GROWTH             STOCK
                                              HLS FUND              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $ --                $ --                 $135,378
 Net realized gain (loss) on security
  transactions                                 (190,380)                 89                 (587,544)
 Net realized gain on distributions                  --                  --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      954,943                 725                2,093,310
                                             ----------              ------              -----------
 Net increase (decrease) in net assets
  resulting from operations                     764,563                 814                1,641,144
                                             ----------              ------              -----------
UNIT TRANSACTIONS:
 Purchases                                      104,136               4,357                  444,286
 Net transfers                                 (249,664)              3,327                 (379,001)
 Surrenders for benefit payments and
  fees                                          (93,091)                (72)                (576,425)
 Net loan activity                               (1,013)                 --                  (41,324)
 Cost of insurance                             (152,266)               (880)                (420,497)
                                             ----------              ------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (391,898)              6,732                 (972,961)
                                             ----------              ------              -----------
 Net increase (decrease) in net assets          372,665               7,546                  668,183
NET ASSETS:
 Beginning of year                            3,656,089               1,669               11,756,616
                                             ----------              ------              -----------
 End of year                                 $4,028,754              $9,215              $12,424,799
                                             ==========              ======              ===========

                                              HARTFORD
                                           U.S. GOVERNMENT            HARTFORD
                                             SECURITIES                VALUE
                                              HLS FUND                HLS FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT (Q)(R)
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $75,873                $30,145
 Net realized gain (loss) on security
  transactions                                       706                (89,620)
 Net realized gain on distributions                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (14,338)               295,609
                                             -----------             ----------
 Net increase (decrease) in net assets
  resulting from operations                       62,241                236,134
                                             -----------             ----------
UNIT TRANSACTIONS:
 Purchases                                       170,974                195,166
 Net transfers                                    33,520              1,725,339
 Surrenders for benefit payments and
  fees                                           (17,773)               (56,773)
 Net loan activity                                    --                (13,227)
 Cost of insurance                              (128,823)              (155,997)
                                             -----------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                57,898              1,694,508
                                             -----------             ----------
 Net increase (decrease) in net assets           120,139              1,930,642
NET ASSETS:
 Beginning of year                             1,577,028                603,887
                                             -----------             ----------
 End of year                                  $1,697,167             $2,534,529
                                             ===========             ==========

(q) Effective March 19, 2010 Hartford Value Opportunities HLS Fund merged with Hartford Value HLS Fund.

(r) Effective March 19, 2010 Hartford Equity Income HLS Fund merged with Hartford Value HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             LORD ABBETT             LORD ABBETT            LORD ABBETT
                                          CAPITAL STRUCTURE         BOND-DEBENTURE           GROWTH &
                                              PORTFOLIO               PORTFOLIO             INCOME FUND
                                           SUB-ACCOUNT (S)           SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $1,093                 $15,015                  $316
 Net realized gain (loss) on security
  transactions                                    (1,145)                    451                (5,595)
 Net realized gain on distributions                   --                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         5,962                  12,406                15,114
                                              ----------              ----------             ---------
 Net increase (decrease) in net assets
  resulting from operations                        5,910                  27,872                 9,835
                                              ----------              ----------             ---------
UNIT TRANSACTIONS:
 Purchases                                         5,046                  36,833                 5,582
 Net transfers                                    (7,152)                 11,123                 2,013
 Surrenders for benefit payments and
  fees                                            (6,420)                 (8,141)              (18,245)
 Net loan activity                                    --                    (751)                   --
 Cost of insurance                                (2,902)                (20,220)               (6,808)
                                              ----------              ----------             ---------
 Net increase (decrease) in net assets
  resulting from unit transactions               (11,428)                 18,844               (17,458)
                                              ----------              ----------             ---------
 Net increase (decrease) in net assets            (5,518)                 46,716                (7,623)
NET ASSETS:
 Beginning of year                                46,142                 213,616                69,125
                                              ----------              ----------             ---------
 End of year                                     $40,624                $260,332               $61,502
                                              ==========              ==========             =========


                                            MFS GROWTH        MFS INVESTORS
                                              SERIES          TRUST SERIES
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)                   $ --                $184
 Net realized gain (loss) on security
  transactions                                    --                (400)
 Net realized gain on distributions               --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        24               2,191
                                              ------             -------
 Net increase (decrease) in net assets
  resulting from operations                       24               1,975
                                              ------             -------
UNIT TRANSACTIONS:
 Purchases                                       173                 905
 Net transfers                                     3              (7,070)
 Surrenders for benefit payments and
  fees                                             1                   1
 Net loan activity                                --                  --
 Cost of insurance                              (122)             (2,487)
                                              ------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions                55              (8,651)
                                              ------             -------
 Net increase (decrease) in net assets            79              (6,676)
NET ASSETS:
 Beginning of year                               100              22,962
                                              ------             -------
 End of year                                    $179             $16,286
                                              ======             =======

(s)  Formerly Lord Abbett America's Value Portfolio. Change effective May 1,
     2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              MFS NEW              MFS TOTAL            MFS VALUE
                                          DISCOVERY SERIES       RETURN SERIES            SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $ --                $54,203              $7,044
 Net realized gain (loss) on security
  transactions                                  10,960                 (1,393)                271
 Net realized gain on distributions                 --                     --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      21,808                132,870              54,908
                                              --------             ----------            --------
 Net increase (decrease) in net assets
  resulting from operations                     32,768                185,680              62,223
                                              --------             ----------            --------
UNIT TRANSACTIONS:
 Purchases                                       1,437                225,727              85,396
 Net transfers                                  22,664                (88,736)             72,282
 Surrenders for benefit payments and
  fees                                          (8,265)               (13,600)                431
 Net loan activity                                  --                     --              (1,202)
 Cost of insurance                              (2,006)              (123,113)            (40,846)
                                              --------             ----------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions              13,830                    278             116,061
                                              --------             ----------            --------
 Net increase (decrease) in net assets          46,598                185,958             178,284
NET ASSETS:
 Beginning of year                              88,469              1,868,683             431,276
                                              --------             ----------            --------
 End of year                                  $135,067             $2,054,641            $609,560
                                              ========             ==========            ========

                                                                  UIF MID CAP
                                            MFS RESEARCH             GROWTH
                                            BOND SERIES            PORTFOLIO
                                            SUB-ACCOUNT         SUB-ACCOUNT (T)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $9,850                  $ --
 Net realized gain (loss) on security
  transactions                                      55                 5,588
 Net realized gain on distributions              1,017                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       9,867                19,834
                                              --------              --------
 Net increase (decrease) in net assets
  resulting from operations                     20,789                25,422
                                              --------              --------
UNIT TRANSACTIONS:
 Purchases                                      38,684                31,090
 Net transfers                                 304,345               (41,473)
 Surrenders for benefit payments and
  fees                                            (101)                   --
 Net loan activity                                  --                  (307)
 Cost of insurance                             (22,405)              (12,999)
                                              --------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions             320,523               (23,689)
                                              --------              --------
 Net increase (decrease) in net assets         341,312                 1,733
NET ASSETS:
 Beginning of year                             194,108                94,479
                                              --------              --------
 End of year                                  $535,420               $96,212
                                              ========              ========

(t) Formerly Van Kampen -- UIF Mid Cap Growth Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              INVESCO              OPPENHEIMER
                                          VAN KAMPEN V.I.            CAPITAL              OPPENHEIMER
                                              MID CAP              APPRECIATION        GLOBAL SECURITIES
                                             VALUE FUND              FUND/VA                FUND/VA
                                          SUB-ACCOUNT (U)          SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $1,320                   $ --                 $3,438
 Net realized gain (loss) on security
  transactions                                  12,813                    808                    356
 Net realized gain on distributions                 --                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      13,012                  9,671                 41,191
                                              --------               --------               --------
 Net increase (decrease) in net assets
  resulting from operations                     27,145                 10,479                 44,985
                                              --------               --------               --------
UNIT TRANSACTIONS:
 Purchases                                      17,473                 10,877                 30,207
 Net transfers                                 (55,377)                 3,551                  9,574
 Surrenders for benefit payments and
  fees                                            (284)                     1                    (90)
 Net loan activity                                  --                     --                     30
 Cost of insurance                             (14,416)               (12,397)               (20,341)
                                              --------               --------               --------
 Net increase (decrease) in net assets
  resulting from unit transactions             (52,604)                 2,032                 19,380
                                              --------               --------               --------
 Net increase (decrease) in net assets         (25,459)                12,511                 64,365
NET ASSETS:
 Beginning of year                             162,450                107,064                278,136
                                              --------               --------               --------
 End of year                                  $136,991               $119,575               $342,501
                                              ========               ========               ========

                                                              OPPENHEIMER
                                           OPPENHEIMER        MAIN STREET
                                           MAIN STREET         SMALL CAP
                                             FUND/VA            FUND/VA
                                           SUB-ACCOUNT        SUB-ACCOUNT
--------------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)                   $133                $405
 Net realized gain (loss) on security
  transactions                                    29               4,982
 Net realized gain on distributions               --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     2,182              13,312
                                             -------            --------
 Net increase (decrease) in net assets
  resulting from operations                    2,344              18,699
                                             -------            --------
UNIT TRANSACTIONS:
 Purchases                                     4,055              18,740
 Net transfers                                  (112)            (36,613)
 Surrenders for benefit payments and
  fees                                            (1)                  1
 Net loan activity                                --                (453)
 Cost of insurance                            (3,280)            (11,211)
                                             -------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions               662             (29,536)
                                             -------            --------
 Net increase (decrease) in net assets         3,006             (10,837)
NET ASSETS:
 Beginning of year                            14,796              92,214
                                             -------            --------
 End of year                                 $17,802             $81,377
                                             =======            ========

(u) Formerly Van Kampen -- UIF U.S. Mid Cap Value Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                           OPPENHEIMER         PUTNAM VT            PUTNAM VT
                                              VALUE           DIVERSIFIED         GLOBAL ASSET
                                             FUND/VA          INCOME FUND        ALLOCATION FUND
                                           SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $13             $53,601              $34,724
 Net realized gain (loss) on security
  transactions                                    (4)              3,517               (5,478)
 Net realized gain on distributions               --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       302              (5,295)              55,209
                                             -------            --------            ---------
 Net increase (decrease) in net assets
  resulting from operations                      311              51,823               84,455
                                             -------            --------            ---------
UNIT TRANSACTIONS:
 Purchases                                       724              31,681                1,905
 Net transfers                                 1,686              31,428                  (37)
 Surrenders for benefit payments and
  fees                                             1                  (2)             (29,209)
 Net loan activity                                --              (1,089)                  --
 Cost of insurance                            (1,011)            (30,339)             (25,739)
                                             -------            --------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions             1,400              31,679              (53,080)
                                             -------            --------            ---------
 Net increase (decrease) in net assets         1,711              83,502               31,375
NET ASSETS:
 Beginning of year                             1,289             361,626              595,953
                                             -------            --------            ---------
 End of year                                  $3,000            $445,128             $627,328
                                             =======            ========            =========

                                             PUTNAM VT             PUTNAM VT
                                               GLOBAL              GROWTH AND
                                            EQUITY FUND           INCOME FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $60,936               $96,545
 Net realized gain (loss) on security
  transactions                                  (49,353)              (76,659)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      235,569               747,313
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     247,152               767,199
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      151,669               255,220
 Net transfers                                  (21,480)             (108,995)
 Surrenders for benefit payments and
  fees                                          (81,725)             (222,968)
 Net loan activity                              (21,735)              (19,466)
 Cost of insurance                             (125,163)             (285,717)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (98,434)             (381,926)
                                             ----------            ----------
 Net increase (decrease) in net assets          148,718               385,273
NET ASSETS:
 Beginning of year                            2,592,168             5,529,076
                                             ----------            ----------
 End of year                                 $2,740,886            $5,914,349
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            PUTNAM VT            PUTNAM VT
                                          GLOBAL HEALTH             HIGH               PUTNAM VT
                                            CARE FUND            YIELD FUND           INCOME FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $2,282              $179,451              $287,070
 Net realized gain (loss) on security
  transactions                                   (139)               36,547                10,745
 Net realized gain on distributions                --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        636               105,639               (42,222)
                                             --------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     2,779               321,637               255,593
                                             --------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                         --                79,204                48,709
 Net transfers                                     --              (109,232)               51,442
 Surrenders for benefit payments and
  fees                                             (1)             (489,055)             (167,833)
 Net loan activity                                 --                    --                    --
 Cost of insurance                             (4,371)              (98,975)             (137,183)
                                             --------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (4,372)             (618,058)             (204,865)
                                             --------            ----------            ----------
 Net increase (decrease) in net assets         (1,593)             (296,421)               50,728
NET ASSETS:
 Beginning of year                            110,448             2,739,211             2,575,175
                                             --------            ----------            ----------
 End of year                                 $108,855            $2,442,790            $2,625,903
                                             ========            ==========            ==========

                                             PUTNAM VT             PUTNAM VT
                                           INTERNATIONAL         INTERNATIONAL
                                             VALUE FUND           EQUITY FUND
                                          SUB-ACCOUNT (V)         SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $2,259                $55,902
 Net realized gain (loss) on security
  transactions                                  (8,811)                (7,777)
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       8,474                106,389
                                              --------             ----------
 Net increase (decrease) in net assets
  resulting from operations                      1,922                154,514
                                              --------             ----------
UNIT TRANSACTIONS:
 Purchases                                         311                 57,634
 Net transfers                                      --                (10,932)
 Surrenders for benefit payments and
  fees                                         (10,988)               (43,645)
 Net loan activity                                  --                 (1,960)
 Cost of insurance                              (2,903)               (79,520)
                                              --------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (13,580)               (78,423)
                                              --------             ----------
 Net increase (decrease) in net assets         (11,658)                76,091
NET ASSETS:
 Beginning of year                              67,896              1,570,405
                                              --------             ----------
 End of year                                   $56,238             $1,646,496
                                              ========             ==========

(v) Formerly Putnam VT International Growth and Income Fund. Change effective January 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             PUTNAM VT                             PUTNAM VT
                                           INTERNATIONAL         PUTNAM VT           MONEY
                                            GROWTH FUND       INVESTORS FUND      MARKET FUND
                                          SUB-ACCOUNT (W)       SUB-ACCOUNT       SUB-ACCOUNT
------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $515                $696             $ --
 Net realized gain (loss) on security
  transactions                                   (114)                (85)              --
 Net realized gain on distributions                --                  --               --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,534               6,022               --
                                              -------             -------             ----
 Net increase (decrease) in net assets
  resulting from operations                     1,935               6,633               --
                                              -------             -------             ----
UNIT TRANSACTIONS:
 Purchases                                         --                  --               --
 Net transfers                                     --                  --               --
 Surrenders for benefit payments and
  fees                                             (1)               (297)              --
 Net loan activity                                 --                  --               --
 Cost of insurance                             (1,474)             (1,469)             (94)
                                              -------             -------             ----
 Net increase (decrease) in net assets
  resulting from unit transactions             (1,475)             (1,766)             (94)
                                              -------             -------             ----
 Net increase (decrease) in net assets            460               4,867              (94)
NET ASSETS:
 Beginning of year                             17,148              47,875              378
                                              -------             -------             ----
 End of year                                  $17,608             $52,742             $284
                                              =======             =======             ====

                                              PUTNAM VT             PUTNAM VT            PUTNAM VT
                                              MULTI-CAP             SMALL CAP          GEORGE PUTNAM
                                             GROWTH FUND            VALUE FUND         BALANCED FUND
                                          SUB-ACCOUNT (X)(Y)       SUB-ACCOUNT        SUB-ACCOUNT (Z)
--------------------------------------  ---------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $19,879                 $417              $2,424
 Net realized gain (loss) on security
  transactions                                   (63,882)                 359                (228)
 Net realized gain on distributions                   --                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       715,814               34,450               2,662
                                              ----------             --------             -------
 Net increase (decrease) in net assets
  resulting from operations                      671,811               35,226               4,858
                                              ----------             --------             -------
UNIT TRANSACTIONS:
 Purchases                                       211,388               13,131                  --
 Net transfers                                   (68,959)              (1,337)                 --
 Surrenders for benefit payments and
  fees                                          (163,886)                  (1)                 --
 Net loan activity                               (20,378)                  --                  --
 Cost of insurance                              (196,708)              (5,694)             (3,382)
                                              ----------             --------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions              (238,543)               6,099              (3,382)
                                              ----------             --------             -------
 Net increase (decrease) in net assets           433,268               41,325               1,476
NET ASSETS:
 Beginning of year                             3,539,239              128,825              45,625
                                              ----------             --------             -------
 End of year                                  $3,972,507             $170,150             $47,101
                                              ==========             ========             =======

(w) Formerly Putnam International New Opportunities Fund. Change effective January 30, 2010.

(x)  Formerly Putnam VT New Opportunities Fund. Change effective September 1,
     2010.

(y) Effective September 24, 2010 Putnam VT Vista Fund merged with Putnam VT Multi-Cap Growth Fund.

(z) Formerly Putnam VT The George Putnam Fund of Boston. Change effective September 30, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            PUTNAM VT                                   PUTNAM VT
                                              GLOBAL             PUTNAM VT               CAPITAL
                                          UTILITIES FUND        VOYAGER FUND        OPPORTUNITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $12,844              $100,487                  $505
 Net realized gain (loss) on security
  transactions                                  1,231               (58,654)               (8,080)
 Net realized gain on distributions                --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (8,231)            1,310,752                56,973
                                             --------            ----------              --------
 Net increase (decrease) in net assets
  resulting from operations                     5,844             1,352,585                49,398
                                             --------            ----------              --------
UNIT TRANSACTIONS:
 Purchases                                         --               239,563                 4,982
 Net transfers                                     --                22,858                (5,607)
 Surrenders for benefit payments and
  fees                                         (2,226)             (344,425)              (46,871)
 Net loan activity                                 --               (33,544)                 (654)
 Cost of insurance                            (15,417)             (300,581)              (10,567)
                                             --------            ----------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions            (17,643)             (416,129)              (58,717)
                                             --------            ----------              --------
 Net increase (decrease) in net assets        (11,799)              936,456                (9,319)
NET ASSETS:
 Beginning of year                            323,372             6,806,684               206,366
                                             --------            ----------              --------
 End of year                                 $311,573            $7,743,140              $197,047
                                             ========            ==========              ========

                                                                   INVESCO
                                            PUTNAM VT          VAN KAMPEN V.I.           INVESCO
                                              EQUITY             GROWTH AND          VAN KAMPEN V.I.
                                           INCOME FUND           INCOME FUND          COMSTOCK FUND
                                           SUB-ACCOUNT        SUB-ACCOUNT (AA)      SUB-ACCOUNT (AB)
--------------------------------------  --------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $7,888                  $10                 $1,352
 Net realized gain (loss) on security
  transactions                                    676                   (3)              (187,652)
 Net realized gain on distributions                --                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     40,918                3,680                245,442
                                             --------              -------              ---------
 Net increase (decrease) in net assets
  resulting from operations                    49,482                3,687                 59,142
                                             --------              -------              ---------
UNIT TRANSACTIONS:
 Purchases                                      8,931                3,456                 14,433
 Net transfers                                  9,102               25,520               (634,846)
 Surrenders for benefit payments and
  fees                                        (20,989)                  --                (11,166)
 Net loan activity                                 --                   --                     --
 Cost of insurance                            (18,945)              (2,022)               (28,301)
                                             --------              -------              ---------
 Net increase (decrease) in net assets
  resulting from unit transactions            (21,901)              26,954               (659,880)
                                             --------              -------              ---------
 Net increase (decrease) in net assets         27,581               30,641               (600,738)
NET ASSETS:
 Beginning of year                            393,346                5,784              1,004,822
                                             --------              -------              ---------
 End of year                                 $420,927              $36,425               $404,084
                                             ========              =======              =========

(aa) Formerly Van Kampen LIT Growth and Income Portfolio. Change effective June 1, 2010.

(ab) Formerly Van Kampen LIT Comstock Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

1.     ORGANIZATION:

    Separate Account VL II (the "Account") is a separate investment account established by Hartford Life Insurance Company (the "Sponsor Company") and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Sponsor Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The contract owners of the Sponsor Company direct their deposits into various investment options (the "Sub-Accounts") within the Account.

    The Account is comprised of the following Sub-Accounts: the AllianceBernstein VPS Balanced Wealth Strategy Portfolio, AllianceBernstein VPS International Value Portfolio, AllianceBernstein VPS Small/Mid-Cap Value Portfolio, AllianceBernstein VPS Value Portfolio, AllianceBernstein VPS International Growth Portfolio, Invesco V.I. Capital Appreciation Fund, Invesco V.I. Core Equity Fund, Invesco V.I. International Growth Fund, Invesco V.I. Mid Cap Core Equity Fund, Invesco V.I. Small Cap Equity Fund, Invesco V.I. Capital Development Fund, Invesco V.I. Global Real Estate Fund, Invesco V.I. Balanced Risk Allocation Fund (merged with Invesco V.I. Global Multi-Asset Fund), AllianceBernstein VPS Real Estate Investment Portfolio, American Funds Global Bond Fund, American Funds Global Growth and Income Fund, American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund, American Funds New World Fund, American Funds Global Small Capitalization Fund, Fidelity VIP Asset Manager Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Contrafund Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Value Strategies Portfolio, Fidelity VIP Dynamic Capital Appreciation Portfolio, Fidelity VIP Freedom 2010 Portfolio, Fidelity VIP Freedom 2020 Portfolio, Fidelity VIP Freedom 2030 Portfolio, Fidelity VIP Strategic Income Portfolio, Franklin Rising Dividends Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin Small Cap Value Securities Fund, Franklin Strategic Income Securities Fund, Mutual Shares Securities Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Templeton Growth Securities Fund, Mutual Global Discovery Securities Fund, Franklin Flex Cap Growth Securities Fund, Templeton Global Bond Securities Fund, Hartford Advisers HLS Fund, Hartford Total Return Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Global Research HLS Fund, Hartford Global Growth HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Growth HLS Fund, Hartford Growth Opportunities HLS Fund, Hartford High Yield HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford Small/Mid Cap Equity HLS Fund, Hartford MidCap HLS Fund, Hartford MidCap Value HLS Fund, Hartford Money Market HLS Fund, Hartford Small Company HLS Fund, Hartford SmallCap Growth HLS Fund, Hartford Stock HLS Fund, Hartford U.S. Government Securities HLS Fund, Hartford Value HLS Fund, Lord Abbett Fundamental Equity Fund, Lord Abbett Capital Structure Fund, Lord Abbett Bond Debenture Fund, Lord Abbett Growth and Income Fund, MFS Growth Series, MFS Investors Trust Series, MFS New Discovery Series, MFS Total Return Series, MFS Value Series, MFS Research Bond Series, UIF Mid Cap Growth Portfolio, Invesco Van Kampen V.I. Mid Cap Value Fund, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street Fund/VA, Oppenheimer Main Street Small- & Mid-Cap Fund/VA (formerly Oppenheimer Main Street Small Cap Fund/VA), Oppenheimer Value Fund/VA, Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Equity Fund, Putnam VT Growth and Income Fund, Putnam VT Global Health Care Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Value Fund, Putnam VT International Equity Fund, Putnam VT International Growth Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT Multi-Cap Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Global Utilities Fund, Putnam VT Voyager Fund, Putnam VT Capital Opportunities Fund, Putnam VT Equity Income Fund, Invesco Van Kampen V.I. Growth and Income Fund and Invesco Van Kampen V.I. Comstock Fund.

    The Sub-Accounts are invested in mutual funds (the "Funds") of the same name.

    Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Sponsor Company's other assets and liabilities and are not chargeable with liabilities arising out of any other business the Sponsor Company may conduct.

2.     SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

    accounting principles generally accepted in the United States of America (U.S. GAAP):

       a) SECURITY TRANSACTIONS -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and losses on the sales of securities are computed using the last in, first out method. Dividend income is either accrued daily or as of the ex-dividend date based upon the fund. Net realized gain on distributions income is accrued as of the ex-dividend date. Net realized gain on distributions income represents those dividends from the Funds, which are characterized as capital gains under tax regulations.

       b) UNIT TRANSACTIONS -- Unit transactions are executed based on the unit values calculated at the close of the business day.

       c) FEDERAL INCOME TAXES -- The operations of the Account form a part of, and are taxed with, the total operations of the Sponsor Company, which is taxed as an insurance company under the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Sponsor Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Sponsor Company will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

       d) USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. The most significant estimate contained within the financial statements are the fair value measurements.

       e) SUBSEQUENT EVENTS -- On March 21, 2012, Hartford Financial Services Group, Inc. ("HFSG"), the ultimate parent of the Sponsor Company, announced that it has decided to focus on its Property and Casualty, Group Benefits and Mutual Funds businesses. As a result, HFSG will cease selling its individual annuity products effective April 27, 2012. In addition, HFSG is pursuing sales or other strategic alternatives for its individual life, Woodbury Financial Services and retirement plans businesses.

       Management has evaluated events subsequent to December 31, 2011 and through the financial statement issuance date of April 13, 2012, noting there are no additional subsequent events requiring adjustment or disclosure in the financial statements.

       f) MORTALITY RISK -- The mortality risk is fully borne by the Sponsor Company and may result in additional amounts being transferred into the Account by the Sponsor Company to cover shorter longevity of contract owners than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Sponsor Company.

       g) FAIR VALUE MEASUREMENTS -- The Sub-Account's investments are carried at fair value in the Account's financial statements. The investments in shares of the Funds are valued at the closing net asset value as determined by the appropriate Fund, which in turn value their investment securities at fair value, as of December 31, 2011. For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

       Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Account has the ability to access at the measurement date. Level 1 investments include highly liquid open-ended management investment companies ("mutual funds").

       Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

       Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

       In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

-------------------------------------------------------------------------------

       As of December 31, 2011, the Sub-Accounts invest in mutual funds which are carried at fair value and represent Level 1 investments under the fair value hierarchy levels. There were no Level 2 or Level 3 investments in the Sub-Accounts. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period. There were no transfers among the levels for the year ended December 31, 2011.

       h) ACCOUNTING FOR UNCERTAIN TAX PROVISIONS -- Management evaluates whether or not there are uncertain tax positions that require financial statement recognition and has determined that no reserves for uncertain tax positions are required at December 31, 2011. The 2007 through 2011 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

       i) ADOPTION OF NEW ACCOUNTING STANDARDS -- In May 2011, the Financial Accounting Standards Board issued a standard clarifying how to measure fair value in order to ensure that fair value has the same meaning in U.S. GAAP and in International Financial Reporting Standards and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). This standard will be effective for the Account beginning January 1, 2012. Management is currently evaluating the impact of this guidance on the Account's financial statements for the year ended December 31, 2012.

3.     ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    Certain amounts are deducted from the contracts, described as follows:

       a) COST OF INSURANCE -- In accordance with terms of the contracts, the Sponsor Company makes deductions for costs of insurance charges
           (COI), which relate to the death benefit component of the contract. The COI is calculated based on several factors including age, gender, risk class, timing of premium payments, investment performance of the Sub-Account, the death benefit amount, fees and charges assessed and outstanding policy loans. Because a contract's account value and death benefit may vary from month to month, the cost of insurance charge may also vary. These charges are deducted through redemption of units from applicable contract owners' accounts and are included on the accompanying statements of changes in net assets.

       b) MORTALITY AND EXPENSE RISK CHARGES -- The Sponsor Company, as an issuer of variable life contracts, assesses mortality and expense risk charges and, with respect to the Account, receives a maximum annual fee of 0.80% of the Sub-Account's average daily net assets. These expenses are deducted through the redemption of units and are included in the surrenders for benefit payments and fees on the accompanying statements of changes in net assets.

       c) ADMINISTRATIVE CHARGE -- The Sponsor Company will make certain deductions ranging from $10 to $30 plus $0.03 to $0.05 per month per $1,000, of the face amount at the policy issue date in supplemental fees for these services. These expenses are deducted through a redemption of units and are included in surrenders for benefit payments and fees on the accompanying statements of changes in net assets.

       d) RIDER CHARGES -- The Sponsor Company will charge an expense for various rider charges, which are deducted through a redemption of units and are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets. For further detail regarding specific product rider charges, please refer to Footnote 6, Financial Highlights.

       e) ISSUE CHARGE -- The Sponsor Company will charge an expense of $20 plus $0.05 per $1,000 of the initial face amount for issue charges. These charges are deducted through a redemption of units and are included in cost of insurance and other fees in the accompanying statements of changes in net assets.

       f) OTHER FEES -- The monthly per $1,000 charge, which is based on the initial face amount, may be deducted, by the Sponsor Company, at a maximum fee of $36. These charges are deducted through a redemption of units and are included in cost of insurance and other fees in the accompanying statements of changes in net assets.

4.     PURCHASES AND SALES OF INVESTMENTS:

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2011 were as follows:

                                                       PURCHASES      PROCEEDS
SUB-ACCOUNT                                             AT COST      FROM SALES
--------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth Strategy
 Portfolio                                                  $1,987        $1,096
AllianceBernstein VPS International Value Portfolio         97,933       215,710
AllianceBernstein VPS Small/Mid-Cap Value Portfolio         71,464       123,371
AllianceBernstein VPS Value Portfolio                        1,896         2,994

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                       PURCHASES      PROCEEDS
SUB-ACCOUNT                                             AT COST      FROM SALES
--------------------------------------------------------------------------------
AllianceBernstein VPS International Growth Portfolio       $58,699       $72,634
Invesco V.I. Capital Appreciation Fund                      11,799        17,561
Invesco V.I. Core Equity Fund                                1,510         3,259
Invesco V.I. International Growth Fund                     182,248        54,160
Invesco V.I. Mid Cap Core Equity Fund                      217,463        59,280
Invesco V.I. Small Cap Equity Fund                         257,615        75,916
Invesco V.I. Capital Development Fund                       29,815        15,222
Invesco V.I. Global Real Estate Fund                        14,058         3,772
Invesco V.I. Balanced Risk Allocation Fund*                 80,862        36,800
AllianceBernstein VPS Real Estate Investment
 Portfolio                                                  20,669         3,976
American Funds Global Bond Fund                             23,804        17,264
American Funds Global Growth and Income Fund                13,329         7,225
American Funds Asset Allocation Fund                       638,339       685,087
American Funds Blue Chip Income and Growth Fund            235,503       237,603
American Funds Bond Fund                                   529,772       854,138
American Funds Global Growth Fund                          344,536       190,261
American Funds Growth Fund                                 926,226     1,000,376
American Funds Growth-Income Fund                          477,831       737,280
American Funds International Fund                          938,527       360,017
American Funds New World Fund                              377,175       166,484
American Funds Global Small Capitalization Fund            304,941       117,893
Fidelity VIP Asset Manager Portfolio                        13,002        53,431
Fidelity VIP Equity-Income Portfolio                       369,363     1,203,981
Fidelity VIP Growth Portfolio                                3,122           179
Fidelity VIP Contrafund Portfolio                          457,206       781,341
Fidelity VIP Overseas Portfolio                              9,951       112,434
Fidelity VIP Mid Cap Portfolio                             535,890        82,556
Fidelity VIP Value Strategies Portfolio                      1,193           855
Fidelity VIP Dynamic Capital Appreciation Portfolio          1,281           465
Fidelity VIP Freedom 2010 Portfolio                             92           189
Fidelity VIP Freedom 2020 Portfolio                         16,179        19,621
Fidelity VIP Freedom 2030 Portfolio                         25,331        13,164
Fidelity VIP Strategic Income Portfolio                     19,956           671
Franklin Rising Dividends Securities Fund                   28,674         8,031
Franklin Income Securities Fund                            349,159       183,840
Franklin Small-Mid Cap Growth Securities Fund               16,265         5,050
Franklin Small Cap Value Securities Fund                   107,057       108,794
Franklin Strategic Income Securities Fund                  168,565       199,356
Mutual Shares Securities Fund                              234,373       140,996
Templeton Developing Markets Securities Fund                81,655        11,871
Templeton Foreign Securities Fund                           58,777        14,151
Templeton Growth Securities Fund                            34,012        37,440
Mutual Global Discovery Securities Fund                    608,638       148,536
Franklin Flex Cap Growth Securities Fund                     2,374         2,827
Templeton Global Bond Securities Fund                      496,966       182,631
Hartford Advisers HLS Fund                                 334,689     1,039,886
Hartford Total Return Bond HLS Fund                        924,135     1,521,376
Hartford Capital Appreciation HLS Fund                     794,049     3,389,431
Hartford Dividend and Growth HLS Fund                      661,534     1,351,823
Hartford Global Research HLS Fund                            5,584         2,230
Hartford Global Growth HLS Fund                             20,371         1,363
Hartford Disciplined Equity HLS Fund                       135,743        84,701
Hartford Growth HLS Fund                                     5,301           970
Hartford Growth Opportunities HLS Fund                     334,896       251,313
Hartford High Yield HLS Fund                               288,870        62,945

-------------------------------------------------------------------------------

                                                       PURCHASES      PROCEEDS
SUB-ACCOUNT                                             AT COST      FROM SALES
--------------------------------------------------------------------------------
Hartford Index HLS Fund                                   $873,177    $1,176,230
Hartford International Opportunities HLS Fund              436,623       642,971
Hartford Small/Mid Cap Equity HLS Fund                       5,572        10,397
Hartford MidCap HLS Fund                                   138,294       531,232
Hartford MidCap Value HLS Fund                              32,745       234,024
Hartford Money Market HLS Fund                           3,426,909     5,989,538
Hartford Small Company HLS Fund                            326,843       885,047
Hartford SmallCap Growth HLS Fund                              197         2,474
Hartford Stock HLS Fund                                    382,425     1,276,300
Hartford U.S. Government Securities HLS Fund             1,052,208       994,695
Hartford Value HLS Fund                                    239,260       337,674
Lord Abbett Fundamental Equity Fund                             31            14
Lord Abbett Capital Structure Fund                           3,009        24,344
Lord Abbett Bond Debenture Fund                            254,500       127,151
Lord Abbett Growth and Income Fund                          11,166         6,847
MFS Growth Series                                           11,521           270
MFS Investors Trust Series                                   7,531         2,683
MFS New Discovery Series                                    49,370        12,868
MFS Total Return Series                                    284,900       166,960
MFS Value Series                                           140,198       111,312
MFS Research Bond Series                                   485,783       257,298
UIF Mid Cap Growth Portfolio                                18,803        16,335
Invesco Van Kampen V.I. Mid Cap Value Fund                  15,283        26,076
Oppenheimer Capital Appreciation Fund/VA                    11,544        22,564
Oppenheimer Global Securities Fund/VA                       48,706        53,777
Oppenheimer Main Street Fund/VA                              4,176         3,720
Oppenheimer Main Street Small- & Mid-Cap Fund/VA*           13,511        13,797
Oppenheimer Value Fund/VA                                    1,783           527
Putnam VT Diversified Income Fund                           97,780        63,364
Putnam VT Global Asset Allocation Fund                      30,308        70,221
Putnam VT Global Equity Fund                               159,692       597,513
Putnam VT Growth and Income Fund                           246,296     1,012,008
Putnam VT Global Health Care Fund                            4,078        30,711
Putnam VT High Yield Fund                                  402,889       676,111
Putnam VT Income Fund                                      387,236       779,015
Putnam VT International Value Fund                           1,587         3,118
Putnam VT International Equity Fund                        288,564       283,532
Putnam VT International Growth Fund                            428         1,769
Putnam VT Investors Fund                                       707         3,636
Putnam VT Money Market Fund                                     --            59
Putnam VT Multi-Cap Growth Fund                            134,679       469,145
Putnam VT Small Cap Value Fund                              25,160        78,138
Putnam VT George Putnam Balanced Fund                          573        25,799
Putnam VT Global Utilities Fund                             11,344        52,199
Putnam VT Voyager Fund                                     349,169       902,594
Putnam VT Capital Opportunities Fund                        38,920       101,080
Putnam VT Equity Income Fund                                37,324        64,565
Invesco Van Kampen V.I. Growth and Income Fund              12,551         3,834
Invesco Van Kampen V.I. Comstock Fund                       23,149        38,045

*   See Note 1 for additional information related to this Sub-Account.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

5.     CHANGES IN UNITS OUTSTANDING:

     The changes in units outstanding for the year ended December 31, 2011 were as follows:

                                             UNITS              UNITS            NET INCREASE
SUB-ACCOUNT                                 ISSUED             REDEEMED           (DECREASE)
----------------------------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth
 Strategy Portfolio                               161                 108                   53
AllianceBernstein VPS International
 Value Portfolio                                9,766              25,348              (15,582)
AllianceBernstein VPS Small/Mid-Cap
 Value Portfolio                                5,334               8,924               (3,590)
AllianceBernstein VPS Value Portfolio             200                 348                 (148)
AllianceBernstein VPS International
 Growth Portfolio                               6,543               8,221               (1,678)
Invesco V.I. Capital Appreciation Fund          1,140               1,761                 (621)
Invesco V.I. Core Equity Fund                      76                 206                 (130)
Invesco V.I. International Growth Fund         18,314               5,539               12,775
Invesco V.I. Mid Cap Core Equity Fund          11,755               3,346                8,409
Invesco V.I. Small Cap Equity Fund             17,823               5,525               12,298
Invesco V.I. Capital Development Fund           2,471               1,255                1,216
Invesco V.I. Global Real Estate Fund              956                 272                  684
Invesco V.I. Balanced Risk Allocation
 Fund*                                          7,123               2,397                4,726
AllianceBernstein VPS Real Estate
 Investment Portfolio                           1,072                 225                  847
American Funds Global Bond Fund                 1,754               1,436                  318
American Funds Global Growth and Income
 Fund                                           1,192                 766                  426
American Funds Asset Allocation Fund           30,753              43,776              (13,023)
American Funds Blue Chip Income and
 Growth Fund                                   13,655              15,953               (2,298)
American Funds Bond Fund                       31,507              63,083              (31,576)
American Funds Global Growth Fund             183,303             113,437               69,866
American Funds Growth Fund                    691,800             805,284             (113,484)
American Funds Growth-Income Fund             257,298             523,931             (266,633)
American Funds International Fund              37,496              15,677               21,819
American Funds New World Fund                  11,191               5,882                5,309
American Funds Global Small
 Capitalization Fund                          120,678              55,252               65,426
Fidelity VIP Asset Manager Portfolio               --              19,161              (19,161)
Fidelity VIP Equity-Income Portfolio           64,194             410,306             (346,112)
Fidelity VIP Growth Portfolio                     317                  18                  299
Fidelity VIP Contrafund Portfolio              33,332              63,156              (29,824)
Fidelity VIP Overseas Portfolio                    (1)             46,638              (46,639)
Fidelity VIP Mid Cap Portfolio                 36,037               6,008               30,029
Fidelity VIP Value Strategies Portfolio           101                  82                   19
Fidelity VIP Dynamic Capital
 Appreciation Portfolio                           139                  44                   95
Fidelity VIP Freedom 2010 Portfolio                 8                  17                   (9)
Fidelity VIP Freedom 2020 Portfolio             1,141               1,832                 (691)
Fidelity VIP Freedom 2030 Portfolio             1,823               1,285                  538
Fidelity VIP Strategic Income Portfolio         1,508                  54                1,454
Franklin Rising Dividends Securities
 Fund                                           2,027                 569                1,458
Franklin Income Securities Fund                21,508              14,291                7,217
Franklin Small-Mid Cap Growth Securities
 Fund                                           1,346                 430                  916
Franklin Small Cap Value Securities Fund        5,066               5,457                 (391)
Franklin Strategic Income Securities
 Fund                                           9,674              15,810               (6,136)
Mutual Shares Securities Fund                  13,237               9,156                4,081
Templeton Developing Markets Securities
 Fund                                           8,166               1,195                6,971
Templeton Foreign Securities Fund               5,943               1,447                4,496
Templeton Growth Securities Fund                3,176               4,001                 (825)

-------------------------------------------------------------------------------

                                            UNITS       UNITS         NET INCREASE
SUB-ACCOUNT                                 ISSUED     REDEEMED        (DECREASE)
---------------------------------------------------------------------------------------
Mutual Global Discovery Securities Fund       42,920      12,384            30,536
Franklin Flex Cap Growth Securities Fund         208         259               (51)
Templeton Global Bond Securities Fund         24,323      11,250            13,073
Hartford Advisers HLS Fund                    58,767     299,284          (240,517)
Hartford Total Return Bond HLS Fund          307,234     517,058          (209,824)
Hartford Capital Appreciation HLS Fund        88,985     509,254          (420,269)
Hartford Dividend and Growth HLS Fund        105,506     316,621          (211,115)
Hartford Global Research HLS Fund                559         224               335
Hartford Global Growth HLS Fund               16,224       1,197            15,027
Hartford Disciplined Equity HLS Fund          80,244      54,935            25,309
Hartford Growth HLS Fund                         505          92               413
Hartford Growth Opportunities HLS Fund        16,467      12,146             4,321
Hartford High Yield HLS Fund                  15,957       4,516            11,441
Hartford Index HLS Fund                      193,149     316,250          (123,101)
Hartford International Opportunities HLS
 Fund                                        136,322     211,004           (74,682)
Hartford Small/Mid Cap Equity HLS Fund           467         904              (437)
Hartford MidCap HLS Fund                      26,747     126,158           (99,411)
Hartford MidCap Value HLS Fund                 1,564      11,467            (9,903)
Hartford Money Market HLS Fund             2,007,503   3,433,849        (1,426,346)
Hartford Small Company HLS Fund              128,250     365,824          (237,574)
Hartford SmallCap Growth HLS Fund                 15         186              (171)
Hartford Stock HLS Fund                       59,271     337,154          (277,883)
Hartford U.S. Government Securities HLS
 Fund                                         90,635      91,534              (899)
Hartford Value HLS Fund                       17,754      31,745           (13,991)
Lord Abbett Fundamental Equity Fund                3           1                 2
Lord Abbett Capital Structure Fund               197       1,871            (1,674)
Lord Abbett Bond Debenture Fund               17,711       9,891             7,820
Lord Abbett Growth and Income Fund               933         629               304
MFS Growth Series                              1,051          25             1,026
MFS Investors Trust Series                       584         219               365
MFS New Discovery Series                       1,487         667               820
MFS Total Return Series                       15,401      11,327             4,074
MFS Value Series                              12,618      11,001             1,617
MFS Research Bond Series                      36,654      20,342            16,312
UIF Mid Cap Growth Portfolio                   1,467       1,286               181
Invesco Van Kampen V.I. Mid Cap Value
 Fund                                          1,304       2,446            (1,142)
Oppenheimer Capital Appreciation Fund/VA       1,015       2,073            (1,058)
Oppenheimer Global Securities Fund/VA          3,523       4,206              (683)
Oppenheimer Main Street Fund/VA                  385         333                52
Oppenheimer Main Street Small- & Mid-Cap
 Fund/VA*                                      1,190       1,186                 4
Oppenheimer Value Fund/VA                        194          55               139
Putnam VT Diversified Income Fund              4,072       3,496               576
Putnam VT Global Asset Allocation Fund           170       2,341            (2,171)
Putnam VT Global Equity Fund                   3,826      22,347           (18,521)
Putnam VT Growth and Income Fund               5,171      32,519           (27,348)
Putnam VT Global Health Care Fund                 --       1,829            (1,829)
Putnam VT High Yield Fund                      6,224      19,928           (13,704)
Putnam VT Income Fund                          5,721      28,348           (22,627)
Putnam VT International Value Fund                13         198              (185)

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                            UNITS       UNITS         NET INCREASE
SUB-ACCOUNT                                 ISSUED     REDEEMED        (DECREASE)
---------------------------------------------------------------------------------------
Putnam VT International Equity Fund           14,178      17,898            (3,720)
Putnam VT International Growth Fund               --         107              (107)
Putnam VT Investors Fund                          --         353              (353)
Putnam VT Money Market Fund                       --          32               (32)
Putnam VT Multi-Cap Growth Fund                4,761      18,228           (13,467)
Putnam VT Small Cap Value Fund                 2,315       7,498            (5,183)
Putnam VT George Putnam Balanced Fund             --       1,848            (1,848)
Putnam VT Global Utilities Fund                   --       1,907            (1,907)
Putnam VT Voyager Fund                         8,472      22,293           (13,821)
Putnam VT Capital Opportunities Fund           2,069       4,911            (2,842)
Putnam VT Equity Income Fund                   1,707       3,797            (2,090)
Invesco Van Kampen V.I. Growth and
 Income Fund                                   1,240         383               857
Invesco Van Kampen V.I. Comstock Fund          1,540       3,388            (1,848)

*   See Note 1 for additional information related to this Sub-Account.

    The changes in units outstanding for the year ended December 31, 2010 were as follows:

                                            UNITS       UNITS         NET INCREASE
SUB-ACCOUNT                                 ISSUED     REDEEMED        (DECREASE)
---------------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth
 Strategy Portfolio                               90          74                16
AllianceBernstein VPS International
 Value Portfolio                              15,553       5,479            10,074
AllianceBernstein VPS Small/Mid-Cap
 Value Portfolio                               7,298       3,916             3,382
AllianceBernstein VPS Value Portfolio            404         384                20
AllianceBernstein VPS International
 Growth Portfolio                              4,028       2,486             1,542
Invesco V.I. Capital Appreciation Fund         1,182       1,629              (447)
Invesco V.I. Core Equity Fund                  5,644      14,070            (8,426)
Invesco V. I. International Growth Fund       21,043       7,932            13,111
Invesco V.I. Mid Cap Core Equity Fund          2,526       5,724            (3,198)
Invesco V.I. Small Cap Equity Fund             5,903       3,737             2,166
Invesco V.I. Capital Development Fund            852       1,292              (440)
Invesco V.I. Global Multi-Asset Fund           1,282         124             1,158
Invesco V.I. Global Real Estate Fund             716         146               570
AllianceBernstein VPS Real Estate
 Investment Portfolio                              1          --                 1
American Funds Global Bond Fund                4,680         407             4,273
American Funds Global Growth and Income
 Fund                                          2,905         932             1,973
American Funds Asset Allocation Fund          29,885      33,743            (3,858)
American Funds Blue Chip Income and
 Growth Fund                                  19,983      12,008             7,975
American Funds Bond Fund                      46,555      56,322            (9,767)
American Funds Global Growth Fund             85,902     190,379          (104,477)
American Funds Growth Fund                   332,047   1,665,472        (1,333,425)
American Funds Growth-Income Fund            317,432   1,060,397          (742,965)
American Funds International Fund             17,388      38,998           (21,610)
American Funds New World Fund                 12,296       7,960             4,336
American Funds Global Small
 Capitalization Fund                          80,081      94,493           (14,412)
Fidelity VIP Asset Manager Portfolio              --      31,997           (31,997)
Fidelity VIP Equity-Income Portfolio         108,194     348,678          (240,484)
Fidelity VIP Growth Portfolio                    402          30               372
Fidelity VIP Contrafund Portfolio             57,145      86,268           (29,123)

-------------------------------------------------------------------------------

                                            UNITS       UNITS         NET INCREASE
SUB-ACCOUNT                                 ISSUED     REDEEMED        (DECREASE)
---------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                    1      27,754           (27,753)
Fidelity VIP Mid Cap Portfolio                13,722       9,312             4,410
Fidelity VIP Value Strategies Portfolio          101          85                16
Fidelity VIP Dynamic Capital
 Appreciation Portfolio                          146          41               105
Fidelity VIP Freedom 2010 Portfolio               17         845              (828)
Fidelity VIP Freedom 2020 Portfolio            7,665       1,596             6,069
Fidelity VIP Freedom 2030 Portfolio            1,438       1,414                24
Fidelity VIP Strategic Income Portfolio          199          10               189
Franklin Rising Dividends Securities
 Fund                                          1,989          88             1,901
Franklin Income Securities Fund               18,038      92,430           (74,392)
Franklin Small-Mid Cap Growth Securities
 Fund                                          1,670         180             1,490
Franklin Small Cap Value Securities Fund       6,275       9,926            (3,651)
Franklin Strategic Income Securities
 Fund                                         44,546      28,201            16,345
Mutual Shares Securities Fund                 11,065      27,309           (16,244)
Templeton Developing Markets Securities
 Fund                                          2,735         806             1,929
Templeton Foreign Securities Fund              8,463         921             7,542
Templeton Growth Securities Fund              10,657      13,870            (3,213)
Mutual Global Discovery Securities Fund       21,127      12,147             8,980
Franklin Flex Cap Growth Securities Fund         165          98                67
Templeton Global Bond Securities Fund         41,274      32,116             9,158
Hartford Advisers HLS Fund                    88,033     616,289          (528,256)
Hartford Total Return Bond HLS Fund          818,316     937,144          (118,828)
Hartford Capital Appreciation HLS Fund       115,535     399,236          (283,701)
Hartford Dividend and Growth HLS Fund        124,362     279,072          (154,710)
Hartford Global Research HLS Fund                371      10,811           (10,440)
Hartford Global Growth HLS Fund               31,619      32,645            (1,026)
Hartford Disciplined Equity HLS Fund         126,860     131,887            (5,027)
Hartford Growth HLS Fund                       1,311       1,176               135
Hartford Growth Opportunities HLS Fund        13,346      13,568              (222)
Hartford High Yield HLS Fund                  45,951       4,979            40,972
Hartford Index HLS Fund                      228,975     444,792          (215,817)
Hartford International Opportunities HLS
 Fund                                        207,351     518,832          (311,481)
Hartford Small/Mid Cap Equity HLS Fund           906         250               656
Hartford MidCap HLS Fund                      62,588     148,362           (85,774)
Hartford MidCap Value HLS Fund                 6,578      18,026           (11,448)
Hartford Money Market HLS Fund             4,933,242   5,230,325          (297,083)
Hartford Small Company HLS Fund              177,096     387,072          (209,976)
Hartford SmallCap Growth HLS Fund                583          46               537
Hartford Stock HLS Fund                       81,048     365,783          (284,735)
Hartford U.S. Government Securities HLS
 Fund                                         21,239      15,570             5,669
Hartford Value HLS Fund                      256,598      68,182           188,416
Lord Abbett Capital Structure Portfolio          870       1,868              (998)
Lord Abbett Bond-Debenture Portfolio           4,146       2,542             1,604
Lord Abbett Growth & Income Fund               1,373       3,134            (1,761)
MFS Growth Series                                  5          --                 5
MFS Investors Trust Series                        84         835              (751)
MFS New Discovery Series                       8,579       7,900               679
MFS Total Return Series                       16,951      16,923                28
MFS Value Series                              15,895       3,151            12,744

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                            UNITS            UNITS         NET INCREASE
SUB-ACCOUNT                                 ISSUED          REDEEMED        (DECREASE)
--------------------------------------------------------------------------------------------
MFS Research Bond Series                      28,392            1,368            27,024
UIF Mid Cap Growth Portfolio                   4,975            7,313            (2,338)
Invesco Van Kampen V. I. Mid Cap Value
 Fund                                          3,107            8,845            (5,738)
Oppenheimer Capital Appreciation Fund/VA       1,373            1,124               249
Oppenheimer Global Securities Fund/VA          4,856            3,243             1,613
Oppenheimer Main Street Fund/VA                  365              306                59
Oppenheimer Main Street Small Cap
 Fund/VA                                       1,261            4,049            (2,788)
Oppenheimer Value Fund/VA                        204               50               154
Putnam VT Diversified Income Fund             24,318           21,098             3,220
Putnam VT Global Asset Allocation Fund           173            1,989            (1,816)
Putnam VT Global Equity Fund                   5,274            9,814            (4,540)
Putnam VT Growth and Income Fund               5,625           19,168           (13,543)
Putnam VT Global Health Care Fund                 --              294              (294)
Putnam VT High Yield Fund                      7,257           28,356           (21,099)
Putnam VT Income Fund                          5,820           14,503            (8,683)
Putnam VT International Value Fund                17            1,031            (1,014)
Putnam VT International Equity Fund            9,854           14,923            (5,069)
Putnam VT International Growth Fund               --               96               (96)
Putnam VT Investors Fund                          --              185              (185)
Putnam VT Money Market Fund                       (1)              52               (53)
Putnam VT Multi-Cap Growth Fund               12,813           29,278           (16,465)
Putnam VT Small Cap Value Fund                 1,992            1,233               759
Putnam VT George Putnam Balanced Fund              1              271              (270)
Putnam VT Global Utilities Fund                   --              637              (637)
Putnam VT Voyager Fund                         9,877           21,790           (11,913)
Putnam VT Capital Opportunities Fund           1,531            5,054            (3,523)
Putnam VT Equity Income Fund                   1,192            2,574            (1,382)
Invesco Van Kampen V. I. Growth and
 Income Fund                                   3,021              106             2,915
Invesco Van Kampen V. I. Comstock Fund           680           68,270           (67,590)

-------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS:

    The following is a summary of units, unit fair value, net assets, expense ratios, investment income ratios, and total return representing the lowest and highest contract charges for each of the periods presented within each Sub-Account that had outstanding units, as of and for the year ended December 31, 2011. A Sub-Account could invest in multiple share classes, thus resulting in a specific unit value being outside of the range below. Financial highlights for net assets allocated to Sub-Accounts that have merged during the period, if applicable, have been shown for the surviving fund.

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS
BALANCED WEALTH STRATEGY
PORTFOLIO
 2011                                   1,554       $9.898234      to       $9.898234             $15,378
 2010                                   1,501       10.210277      to       10.210277              15,325
 2009                                   1,485        9.257151      to        9.257151              13,750
 2008                                     508        7.438385      to        7.438385               3,777
ALLIANCEBERNSTEIN VPS
INTERNATIONAL VALUE PORTFOLIO
 2011                                  62,216        6.857519      to        6.857519             426,645
 2010                                  77,798        8.511980      to        8.511980             662,218
 2009                                  67,724        8.161134      to        8.161134             552,702
 2008                                 108,544        6.074134      to        6.074134             659,311
 2007                                  78,286       13.001625      to       13.001625           1,017,841
ALLIANCEBERNSTEIN VPS
SMALL/MID-CAP VALUE PORTFOLIO
 2011                                  13,024       12.359340      to       12.359340             160,963
 2010                                  16,614       13.525397      to       13.525397             224,704
 2009                                  13,232       10.684549      to       10.684549             141,383
 2008                                   8,975        7.489616      to        7.489616              67,217
 2007                                  30,485       11.656335      to       11.656335             355,341
ALLIANCEBERNSTEIN VPS VALUE
PORTFOLIO
 2011                                     283        8.410751      to        8.410751               2,380
 2010                                     431        8.740814      to        8.740814               3,767
 2009                                     411        7.844980      to        7.844980               3,225
 2008                                     238        6.481456      to        6.481456               1,546
ALLIANCEBERNSTEIN VPS
INTERNATIONAL GROWTH
PORTFOLIO
 2011                                  14,731        7.883945      to        7.883945             116,141
 2010                                  16,409        9.390573      to        9.390573             154,085
 2009                                  14,867        8.339156      to        8.339156             123,975
 2008                                  12,950        5.989175      to        5.989175              77,558
 2007                                   1,658       11.735231      to       11.735231              19,456
INVESCO V.I. CAPITAL
APPRECIATION FUND
 2011                                  10,966        9.341396      to        9.341396             102,437
 2010                                  11,587       10.143783      to       10.143783             117,536
 2009                                  12,034        8.783347      to        8.783347             105,699
 2008                                  12,363        7.254268      to        7.254268              89,684
 2007                                  12,007       12.614437      to       12.614437             151,461
INVESCO V.I. CORE EQUITY FUND
 2011                                   1,792       15.391910      to       15.391910              27,575
 2010                                   1,922       15.401643      to       15.401643              29,604
 2009                                  10,348       14.058334      to       14.058334             145,476
 2008                                   8,448       10.957579      to       10.957579              92,574
 2007                                     865       15.685297      to       15.685297              13,565
INVESCO V.I. INTERNATIONAL
GROWTH FUND
 2011                                  43,003        9.245632      to        9.245632             397,586
 2010                                  30,228        9.913898      to        9.913898             299,678
 2009                                  17,117        8.784056      to        8.784056             150,360
 2008                                   2,858        6.495072      to        6.495072              18,560

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS
BALANCED WEALTH STRATEGY
PORTFOLIO
 2011                             --      to         --       2.18%     to       2.18%      (3.06)%    to       (3.06)%
 2010                             --      to         --       2.46%     to       2.46%      10.30%     to       10.30%
 2009                             --      to         --       1.05%     to       1.05%      24.45%     to       24.45%
 2008                             --      to         --         --      to         --      (28.23)%    to      (28.23)%
ALLIANCEBERNSTEIN VPS
INTERNATIONAL VALUE PORTFOLIO
 2011                             --      to         --       3.93%     to       3.93%     (19.44)%    to      (19.44)%
 2010                             --      to         --       2.81%     to       2.81%       4.30%     to        4.30%
 2009                             --      to         --       0.96%     to       0.96%      34.36%     to       34.36%
 2008                             --      to         --       0.86%     to       0.86%     (53.28)%    to      (53.28)%
 2007                             --      to         --       0.92%     to       0.92%       5.58%     to        5.58%
ALLIANCEBERNSTEIN VPS
SMALL/MID-CAP VALUE PORTFOLIO
 2011                             --      to         --       0.23%     to       0.23%      (8.62)%    to       (8.62)%
 2010                             --      to         --       0.26%     to       0.26%      26.59%     to       26.59%
 2009                             --      to         --       0.69%     to       0.69%      42.66%     to       42.66%
 2008                             --      to         --       0.90%     to       0.90%     (35.75)%    to      (35.75)%
 2007                             --      to         --       0.98%     to       0.98%       1.53%     to        1.53%
ALLIANCEBERNSTEIN VPS VALUE
PORTFOLIO
 2011                             --      to         --       1.43%     to       1.43%      (3.78)%    to       (3.78)%
 2010                             --      to         --       1.69%     to       1.69%      11.42%     to       11.42%
 2009                             --      to         --       2.37%     to       2.37%      21.04%     to       21.04%
 2008                             --      to         --         --      to         --      (38.79)%    to      (38.79)%
ALLIANCEBERNSTEIN VPS
INTERNATIONAL GROWTH
PORTFOLIO
 2011                             --      to         --       2.63%     to       2.63%     (16.04)%    to      (16.04)%
 2010                             --      to         --       1.81%     to       1.81%      12.61%     to       12.61%
 2009                             --      to         --       4.47%     to       4.47%      39.24%     to       39.24%
 2008                             --      to         --         --      to         --      (48.96)%    to      (48.96)%
 2007                             --      to         --       1.55%     to       1.55%       7.72%     to        7.72%
INVESCO V.I. CAPITAL
APPRECIATION FUND
 2011                             --      to         --       0.15%     to       0.15%      (7.91)%    to       (7.91)%
 2010                             --      to         --       0.76%     to       0.76%      15.49%     to       15.49%
 2009                             --      to         --       0.66%     to       0.66%      21.08%     to       21.08%
 2008                             --      to         --         --      to         --      (42.49)%    to      (42.49)%
 2007                             --      to         --         --      to         --       12.01%     to       12.01%
INVESCO V.I. CORE EQUITY FUND
 2011                             --      to         --       0.96%     to       0.96%      (0.06)%    to       (0.06)%
 2010                             --      to         --       0.28%     to       0.28%       9.56%     to        9.56%
 2009                             --      to         --       2.00%     to       2.00%      28.30%     to       28.30%
 2008                             --      to         --       6.56%     to       6.56%     (30.14)%    to      (30.14)%
 2007                             --      to         --       1.32%     to       1.32%       8.12%     to        8.12%
INVESCO V.I. INTERNATIONAL
GROWTH FUND
 2011                             --      to         --       1.45%     to       1.45%      (6.74)%    to       (6.74)%
 2010                             --      to         --       2.53%     to       2.53%      12.86%     to       12.86%
 2009                             --      to         --       2.34%     to       2.34%      35.24%     to       35.24%
 2008                             --      to         --       2.03%     to       2.03%     (37.17)%    to      (37.17)%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
INVESCO V.I. MID CAP CORE
 EQUITY FUND
 2011                                  27,223      $16.909642      to      $16.909642            $460,336
 2010                                  18,814       18.061560      to       18.061560             339,805
 2009                                  22,012       15.827870      to       15.827870             348,409
 2008                                  24,768       12.155426      to       12.155426             301,070
 2007                                  28,716       17.005072      to       17.005072             488,313
INVESCO V.I. SMALL CAP EQUITY
 FUND
 2011                                  41,088       13.702870      to       13.702870             563,024
 2010                                  28,790       13.803070      to       13.803070             397,391
 2009                                  26,624       10.738505      to       10.738505             285,907
 2008                                  10,798        8.853684      to        8.853684              95,599
 2007                                   6,433       12.889339      to       12.889339              82,919
INVESCO V.I. CAPITAL
 DEVELOPMENT FUND
 2011                                  10,257       11.072131      to       11.072131             113,565
 2010                                   9,041       11.925883      to       11.925883             107,826
 2009                                   9,481       10.040517      to       10.040517              95,199
 2008                                   9,765        7.052376      to        7.052376              68,867
 2007                                   8,982       13.312750      to       13.312750             119,576
INVESCO V.I. GLOBAL REAL
 ESTATE FUND
 2011                                   1,266       13.205405      to       13.205405              16,712
 2010                                     582       14.124702      to       14.124702               8,215
 2009                                      12       12.019804      to       12.019804                 145
INVESCO V.I. BALANCED RISK
 ALLOCATION FUND+
 2011                                   6,743       11.091880      to       11.091880              74,789
ALLIANCEBERNSTEIN VPS REAL
 ESTATE INVESTMENT PORTFOLIO
 2011                                     848       18.461559      to       18.461559              15,647
 2010                                       1       16.976140      to       16.976140                  22
AMERICAN FUNDS GLOBAL BOND
 FUND
 2011                                   7,102       12.009540      to       12.009540              85,290
 2010                                   6,784       11.488176      to       11.488176              77,934
 2009                                   2,511       10.917046      to       10.917046              27,407
 2008                                   1,179        9.952373      to        9.952373              11,734
AMERICAN FUNDS GLOBAL GROWTH
 AND INCOME FUND
 2011                                   9,491        9.123412      to        9.123412              86,593
 2010                                   9,065        9.588656      to        9.588656              86,921
 2009                                   7,092        8.577912      to        8.577912              60,838
 2008                                      78        6.139312      to        6.139312                 477
AMERICAN FUNDS ASSET
 ALLOCATION FUND
 2011                                 479,103       15.913238      to       15.913238           7,624,078
 2010                                 492,126       15.709635      to       15.709635           7,731,121
 2009                                 495,984       13.963461      to       13.963461           6,925,655
 2008                                 525,250       11.262300      to       11.262300           5,915,517
 2007                                 509,362       15.977239      to       15.977239           8,138,202
AMERICAN FUNDS BLUE CHIP
 INCOME AND GROWTH FUND
 2011                                 101,998       14.789539      to       14.789539           1,508,504
 2010                                 104,296       14.924145      to       14.924145           1,556,523
 2009                                  96,321       13.286460      to       13.286460           1,279,769
 2008                                 113,475       10.382553      to       10.382553           1,178,159
 2007                                 106,342       16.351739      to       16.351739           1,738,878

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
INVESCO V.I. MID CAP CORE
 EQUITY FUND
 2011                             --      to         --       0.30%     to       0.30%      (6.38)%    to       (6.38)%
 2010                             --      to         --       0.57%     to       0.57%      14.11%     to       14.11%
 2009                             --      to         --       1.32%     to       1.32%      30.21%     to       30.21%
 2008                             --      to         --       1.50%     to       1.50%     (28.52)%    to      (28.52)%
 2007                             --      to         --       0.23%     to       0.23%       9.55%     to        9.55%
INVESCO V.I. SMALL CAP EQUITY
 FUND
 2011                             --      to         --         --      to         --       (0.73)%    to       (0.73)%
 2010                             --      to         --         --      to         --       28.54%     to       28.54%
 2009                             --      to         --       0.22%     to       0.22%      21.29%     to       21.29%
 2008                             --      to         --         --      to         --      (31.31)%    to      (31.31)%
 2007                             --      to         --       0.12%     to       0.12%       5.19%     to        5.19%
INVESCO V.I. CAPITAL
 DEVELOPMENT FUND
 2011                             --      to         --         --      to         --       (7.16)%    to       (7.16)%
 2010                             --      to         --         --      to         --       18.78%     to       18.78%
 2009                             --      to         --         --      to         --       42.37%     to       42.37%
 2008                             --      to         --         --      to         --      (47.03)%    to      (47.03)%
 2007                             --      to         --         --      to         --       10.85%     to       10.85%
INVESCO V.I. GLOBAL REAL
 ESTATE FUND
 2011                             --      to         --       5.21%     to       5.21%      (6.51)%    to       (6.51)%
 2010                             --      to         --       8.82%     to       8.82%      17.51%     to       17.51%
 2009                             --      to         --         --      to         --       20.20%     to       20.20%
INVESCO V.I. BALANCED RISK
 ALLOCATION FUND+
 2011                             --      to         --         --      to         --       10.92%     to       10.92%
ALLIANCEBERNSTEIN VPS REAL
 ESTATE INVESTMENT PORTFOLIO
 2011                             --      to         --       1.52%     to       1.52%       8.75%     to        8.75%
 2010                             --      to         --         --      to         --       26.05%     to       26.05%
AMERICAN FUNDS GLOBAL BOND
 FUND
 2011                             --      to         --       2.91%     to       2.91%       4.54%     to        4.54%
 2010                             --      to         --       4.03%     to       4.03%       5.23%     to        5.23%
 2009                             --      to         --       1.75%     to       1.75%       9.69%     to        9.69%
 2008                             --      to         --      23.70%     to      23.70%      (1.09)%    to       (1.09)%
AMERICAN FUNDS GLOBAL GROWTH
 AND INCOME FUND
 2011                             --      to         --       2.77%     to       2.77%      (4.85)%    to       (4.85)%
 2010                             --      to         --       2.82%     to       2.82%      11.78%     to       11.78%
 2009                             --      to         --       3.54%     to       3.54%      39.72%     to       39.72%
 2008                             --      to         --       1.44%     to       1.44%     (39.78)%    to      (39.78)%
AMERICAN FUNDS ASSET
 ALLOCATION FUND
 2011                             --      to         --       1.87%     to       1.87%       1.30%     to        1.30%
 2010                             --      to         --       2.00%     to       2.00%      12.51%     to       12.51%
 2009                             --      to         --       2.35%     to       2.35%      23.98%     to       23.98%
 2008                             --      to         --       2.63%     to       2.63%     (29.51)%    to      (29.51)%
 2007                             --      to         --       2.19%     to       2.19%       6.55%     to        6.55%
AMERICAN FUNDS BLUE CHIP
 INCOME AND GROWTH FUND
 2011                             --      to         --       1.71%     to       1.71%      (0.90)%    to       (0.90)%
 2010                             --      to         --       1.83%     to       1.83%      12.33%     to       12.33%
 2009                             --      to         --       2.10%     to       2.10%      27.97%     to       27.97%
 2008                             --      to         --       2.01%     to       2.01%     (36.51)%    to      (36.51)%
 2007                             --      to         --       2.38%     to       2.38%       2.03%     to        2.03%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS BOND FUND
 2011                                 245,005      $14.125783      to      $14.125783          $3,460,892
 2010                                 276,581       13.313285      to       13.313285           3,682,204
 2009                                 286,348       12.507300      to       12.507300           3,581,446
 2008                                 197,764       11.107228      to       11.107228           2,196,607
 2007                                 212,153       12.252603      to       12.252603           2,599,432
AMERICAN FUNDS GLOBAL GROWTH
 FUND
 2011                               1,351,546        1.533372      to        1.533372           2,072,422
 2010                               1,281,680        1.682911      to        1.682911           2,156,953
 2009                               1,386,157        1.506019      to        1.506019           2,087,579
 2008                               1,707,113        1.058316      to        1.058316           1,806,666
 2007                               1,685,640        1.717724      to        1.717724           2,895,463
AMERICAN FUNDS GROWTH FUND
 2011                               8,125,799        1.175863      to        1.175863           9,554,826
 2010                               8,239,283        1.228397      to        1.228397          10,121,112
 2009                               9,572,708        1.035048      to        1.035048           9,908,212
 2008                               9,741,491        0.742443      to        0.742443           7,232,502
 2007                               9,578,900        1.325073      to        1.325073          12,692,741
AMERICAN FUNDS GROWTH-INCOME
 FUND
 2011                               5,366,754        1.367989      to        1.367989           7,341,660
 2010                               5,633,387        1.393495      to        1.393495           7,850,095
 2009                               6,376,352        1.250601      to        1.250601           7,974,272
 2008                               6,742,677        0.952901      to        0.952901           6,425,104
 2007                               6,533,229        1.533170      to        1.533170          10,016,550
AMERICAN FUNDS INTERNATIONAL
 FUND
 2011                                 240,265       19.857580      to       19.857580           4,771,079
 2010                                 218,446       23.080421      to       23.080421           5,041,834
 2009                                 240,056       21.523685      to       21.523685           5,166,899
 2008                                 242,112       15.043908      to       15.043908           3,642,306
 2007                                 242,226       25.993056      to       25.993056           6,296,198
AMERICAN FUNDS NEW WORLD FUND
 2011                                  60,717       27.327395      to       27.327395           1,659,226
 2010                                  55,408       31.756414      to       31.756414           1,759,546
 2009                                  51,072       26.941235      to       26.941235           1,375,955
 2008                                  63,446       18.002579      to       18.002579           1,142,194
 2007                                  51,968       31.240624      to       31.240624           1,623,515
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2011                               1,623,138        1.831808      to        1.831808           2,973,277
 2010                               1,557,712        2.265511      to        2.265511           3,529,015
 2009                               1,572,124        1.850714      to        1.850714           2,909,553
 2008                               1,664,449        1.147402      to        1.147402           1,909,792
 2007                               1,646,007        2.468617      to        2.468617           4,063,361
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2011                                 187,051        2.690584      to        2.690584             503,275
 2010                                 206,212        2.761290      to        2.761290             569,410
 2009                                 238,209        2.416579      to        2.416579             575,651
 2008                                 347,612        1.871681      to        1.871681             650,618
 2007                                 362,375        2.625733      to        2.625733             951,499

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
AMERICAN FUNDS BOND FUND
 2011                             --      to         --       2.95%     to       2.95%       6.10%     to        6.10%
 2010                             --      to         --       2.93%     to       2.93%       6.44%     to        6.44%
 2009                             --      to         --       3.74%     to       3.74%      12.61%     to       12.61%
 2008                             --      to         --       5.77%     to       5.77%      (9.35)%    to       (9.35)%
 2007                             --      to         --       8.89%     to       8.89%       3.33%     to        3.33%
AMERICAN FUNDS GLOBAL GROWTH
 FUND
 2011                             --      to         --       1.33%     to       1.33%      (8.89)%    to       (8.89)%
 2010                             --      to         --       1.48%     to       1.48%      11.75%     to       11.75%
 2009                             --      to         --       1.36%     to       1.36%      42.30%     to       42.30%
 2008                             --      to         --       1.86%     to       1.86%     (38.39)%    to      (38.39)%
 2007                             --      to         --       2.79%     to       2.79%      14.85%     to       14.85%
AMERICAN FUNDS GROWTH FUND
 2011                             --      to         --       0.62%     to       0.62%      (4.28)%    to       (4.28)%
 2010                             --      to         --       0.70%     to       0.70%      18.68%     to       18.68%
 2009                             --      to         --       0.67%     to       0.67%      39.41%     to       39.41%
 2008                             --      to         --       0.83%     to       0.83%     (43.97)%    to      (43.97)%
 2007                             --      to         --       0.81%     to       0.81%      12.35%     to       12.35%
AMERICAN FUNDS GROWTH-INCOME
 FUND
 2011                             --      to         --       1.56%     to       1.56%      (1.83)%    to       (1.83)%
 2010                             --      to         --       1.44%     to       1.44%      11.43%     to       11.43%
 2009                             --      to         --       1.62%     to       1.62%      31.24%     to       31.24%
 2008                             --      to         --       1.79%     to       1.79%     (37.85)%    to      (37.85)%
 2007                             --      to         --       1.55%     to       1.55%       5.04%     to        5.04%
AMERICAN FUNDS INTERNATIONAL
 FUND
 2011                             --      to         --       1.82%     to       1.82%     (13.96)%    to      (13.96)%
 2010                             --      to         --       2.03%     to       2.03%       7.23%     to        7.23%
 2009                             --      to         --       1.59%     to       1.59%      43.07%     to       43.07%
 2008                             --      to         --       1.89%     to       1.89%     (42.12)%    to      (42.12)%
 2007                             --      to         --       1.66%     to       1.66%      20.02%     to       20.02%
AMERICAN FUNDS NEW WORLD FUND
 2011                             --      to         --       1.73%     to       1.73%     (13.95)%    to      (13.95)%
 2010                             --      to         --       1.65%     to       1.65%      17.87%     to       17.87%
 2009                             --      to         --       1.41%     to       1.41%      49.65%     to       49.65%
 2008                             --      to         --       1.64%     to       1.64%     (42.37)%    to      (42.37)%
 2007                             --      to         --       3.11%     to       3.11%      32.21%     to       32.21%
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2011                             --      to         --       1.34%     to       1.34%     (19.14)%    to      (19.14)%
 2010                             --      to         --       1.73%     to       1.73%      22.41%     to       22.41%
 2009                             --      to         --       0.27%     to       0.27%      61.30%     to       61.30%
 2008                             --      to         --         --      to         --      (53.52)%    to      (53.52)%
 2007                             --      to         --       2.91%     to       2.91%      21.43%     to       21.43%
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2011                             --      to         --       1.92%     to       1.92%      (2.56)%    to       (2.56)%
 2010                             --      to         --       1.65%     to       1.65%      14.26%     to       14.26%
 2009                             --      to         --       2.06%     to       2.06%      29.11%     to       29.11%
 2008                             --      to         --       2.67%     to       2.67%     (28.72)%    to      (28.72)%
 2007                             --      to         --       6.32%     to       6.32%      15.50%     to       15.50%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2011                               2,308,759       $2.906674      to      $10.840042          $6,736,785
 2010                               2,654,871        2.878704      to       10.769489           7,666,053
 2009                               2,895,355        2.499987      to        9.371563           7,255,239
 2008                               3,357,162        1.919982      to        7.215315           6,455,706
 2007                               3,510,049        3.348026      to       12.616655          11,758,996
FIDELITY VIP GROWTH PORTFOLIO
 2011                                   1,589        9.385277      to        9.385277              14,918
 2010                                   1,290        9.388340      to        9.388340              12,111
 2009                                     918        7.579744      to        7.579744               6,956
 2008                                     319        5.923299      to        5.923299               1,887
FIDELITY VIP CONTRAFUND
 PORTFOLIO
 2011                                 143,956       12.330930      to       12.330930           1,775,110
 2010                                 173,780       12.684040      to       12.684040           2,204,237
 2009                                 202,903       10.847941      to       10.847941           2,201,081
 2008                                 151,720        8.007735      to        8.007735           1,214,935
 2007                                  59,781       13.972661      to       13.972661             835,301
FIDELITY VIP OVERSEAS
 PORTFOLIO
 2011                                 261,693        1.984568      to        1.984568             519,348
 2010                                 308,332        2.395759      to        2.395759             738,688
 2009                                 336,085        2.118000      to        2.118000             711,829
 2008                                 373,477        1.673907      to        1.673907             625,165
 2007                                 465,957        2.978729      to        2.978729           1,387,960
FIDELITY VIP MID CAP
 PORTFOLIO
 2011                                 124,230       13.333878      to       13.333878           1,656,474
 2010                                  94,201       14.957023      to       14.957023           1,408,962
 2009                                  89,791       11.633336      to       11.633336           1,044,570
 2008                                  72,124        8.324310      to        8.324310             600,381
 2007                                  79,727       13.783318      to       13.783318           1,098,904
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2011                                   2,175        9.764119      to        9.764119              21,234
 2010                                   2,156       10.734145      to       10.734145              23,138
 2009                                   2,140        8.496440      to        8.496440              18,183
 2008                                     221        5.406483      to        5.406483               1,193
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2011                                     335       10.081559      to       10.081559               3,374
 2010                                     240       10.368529      to       10.368529               2,483
 2009                                     135        8.787986      to        8.787986               1,190
FIDELITY VIP FREEDOM 2010
 PORTFOLIO
 2011                                       7       10.849651      to       10.849651                  75
 2010                                      16       10.896238      to       10.896238                 175
 2009                                     844        9.681661      to        9.681661               8,168
 2008                                     865        7.810650      to        7.810650               6,760
FIDELITY VIP FREEDOM 2020
 PORTFOLIO
 2011                                  16,097       10.405993      to       10.405993             167,503
 2010                                  16,788       10.536819      to       10.536819             176,889
 2009                                  10,719        9.216289      to        9.216289              98,789
 2008                                   2,432        7.169550      to        7.169550              17,436

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2011                             --      to         --       2.30%     to       2.40%       0.66%     to        0.97%
 2010                             --      to         --       1.67%     to       1.82%      14.92%     to       15.15%
 2009                             --      to         --       2.10%     to       2.26%      29.88%     to       30.21%
 2008                             --      to         --       2.49%     to       4.01%     (42.81)%    to      (42.65)%
 2007                             --      to         --       1.62%     to       1.76%       1.27%     to        1.53%
FIDELITY VIP GROWTH PORTFOLIO
 2011                             --      to         --       0.14%     to       0.14%      (0.03)%    to       (0.03)%
 2010                             --      to         --       0.04%     to       0.04%      23.86%     to       23.86%
 2009                             --      to         --       0.29%     to       0.29%      27.97%     to       27.97%
 2008                             --      to         --       4.18%     to       4.18%     (42.81)%    to      (42.81)%
FIDELITY VIP CONTRAFUND
 PORTFOLIO
 2011                             --      to         --       0.70%     to       0.70%      (2.78)%    to       (2.78)%
 2010                             --      to         --       1.05%     to       1.05%      16.93%     to       16.93%
 2009                             --      to         --       1.27%     to       1.27%      35.47%     to       35.47%
 2008                             --      to         --       1.16%     to       1.16%     (42.69)%    to      (42.69)%
 2007                             --      to         --       1.04%     to       1.04%      17.30%     to       17.30%
FIDELITY VIP OVERSEAS
 PORTFOLIO
 2011                             --      to         --       1.34%     to       1.34%     (17.16)%    to      (17.16)%
 2010                             --      to         --       1.42%     to       1.42%      13.11%     to       13.11%
 2009                             --      to         --       2.18%     to       2.18%      26.53%     to       26.53%
 2008                             --      to         --       2.59%     to       2.59%     (43.81)%    to      (43.81)%
 2007                             --      to         --       3.31%     to       3.31%      17.31%     to       17.31%
FIDELITY VIP MID CAP
 PORTFOLIO
 2011                             --      to         --       0.02%     to       0.02%     (10.85)%    to      (10.85)%
 2010                             --      to         --       0.13%     to       0.13%      28.57%     to       28.57%
 2009                             --      to         --       0.52%     to       0.52%      39.75%     to       39.75%
 2008                             --      to         --       0.25%     to       0.25%     (39.61)%    to      (39.61)%
 2007                             --      to         --       0.42%     to       0.42%      15.34%     to       15.34%
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2011                             --      to         --       0.77%     to       0.77%      (9.04)%    to       (9.04)%
 2010                             --      to         --       0.31%     to       0.31%      26.34%     to       26.34%
 2009                             --      to         --       0.41%     to       0.41%      57.15%     to       57.15%
 2008                             --      to         --       4.91%     to       4.91%     (48.44)%    to      (48.44)%
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2011                             --      to         --         --      to         --       (2.77)%    to       (2.77)%
 2010                             --      to         --       0.17%     to       0.17%      17.99%     to       17.99%
 2009                             --      to         --       0.05%     to       0.05%      35.79%     to       35.79%
FIDELITY VIP FREEDOM 2010
 PORTFOLIO
 2011                             --      to         --       0.82%     to       0.82%      (0.43)%    to       (0.43)%
 2010                             --      to         --       0.12%     to       0.12%      12.55%     to       12.55%
 2009                             --      to         --       3.88%     to       3.88%      23.96%     to       23.96%
 2008                             --      to         --      63.75%     to      63.75%     (23.92)%    to      (23.92)%
FIDELITY VIP FREEDOM 2020
 PORTFOLIO
 2011                             --      to         --       1.94%     to       1.94%      (1.24)%    to       (1.24)%
 2010                             --      to         --       2.28%     to       2.28%      14.33%     to       14.33%
 2009                             --      to         --       3.72%     to       3.72%      28.55%     to       28.55%
 2008                             --      to         --      44.46%     to      44.46%     (30.88)%    to      (30.88)%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
FIDELITY VIP FREEDOM 2030
 PORTFOLIO
 2011                                  29,583       $9.908391      to       $9.908391            $293,121
 2010                                  29,045       10.196865      to       10.196865             296,164
 2009                                  29,021        8.798777      to        8.798777             255,353
 2008                                   3,358        6.707483      to        6.707483              22,524
FIDELITY VIP STRATEGIC INCOME
 PORTFOLIO
 2011                                   1,693       12.624600      to       12.624600              21,377
 2010                                     239       12.086384      to       12.086384               2,891
 2009                                      50       11.064938      to       11.064938                 558
FRANKLIN RISING DIVIDENDS
 SECURITIES FUND
 2011                                   3,372       14.282970      to       14.282970              48,165
 2010                                   1,914       13.474687      to       13.474687              25,794
 2009                                      13       11.169012      to       11.169012                 145
FRANKLIN INCOME SECURITIES
 FUND
 2011                                  92,275       13.064004      to       13.064004           1,205,480
 2010                                  85,058       12.759824      to       12.759824           1,085,327
 2009                                 159,450       11.324722      to       11.324722           1,805,725
 2008                                 172,664        8.351913      to        8.351913           1,442,072
 2007                                 152,366       11.872911      to       11.872911           1,809,033
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2011                                   3,096       11.390200      to       11.390200              35,262
 2010                                   2,180       11.968326      to       11.968326              26,093
 2009                                     690        9.377872      to        9.377872               6,472
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2011                                  46,174       19.971648      to       19.971648             922,172
 2010                                  46,565       20.751900      to       20.751900             966,309
 2009                                  50,216       16.184436      to       16.184436             812,718
 2008                                  62,367       12.530774      to       12.530774             781,509
 2007                                  72,575       18.707094      to       18.707094           1,357,661
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2011                                  53,448       12.764539      to       12.764539             682,245
 2010                                  59,584       12.419716      to       12.419716             740,014
 2009                                  43,239       11.167863      to       11.167863             482,882
 2008                                   7,625        8.855462      to        8.855462              67,524
MUTUAL SHARES SECURITIES FUND
 2011                                  93,465       15.135026      to       15.135026           1,414,592
 2010                                  89,384       15.294362      to       15.294362           1,367,067
 2009                                 105,628       13.754639      to       13.754639           1,452,880
 2008                                  99,913       10.912235      to       10.912235           1,090,276
 2007                                 130,106       17.350672      to       17.350672           2,257,421
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2011                                  12,184        8.867469      to        8.867469             108,040
 2010                                   5,213       10.515299      to       10.515299              54,816
 2009                                   3,284        8.924175      to        8.924175              29,305
 2008                                     771        5.148877      to        5.148877               3,970
TEMPLETON FOREIGN SECURITIES
 FUND
 2011                                  17,632        8.617940      to        8.617940             151,955
 2010                                  13,136        9.643395      to        9.643395             126,678
 2009                                   5,594        8.895624      to        8.895624              49,765
 2008                                     574        6.491152      to        6.491152               3,728

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
FIDELITY VIP FREEDOM 2030
 PORTFOLIO
 2011                             --      to         --       1.91%     to       1.91%      (2.83)%    to       (2.83)%
 2010                             --      to         --       1.87%     to       1.87%      15.89%     to       15.89%
 2009                             --      to         --       2.46%     to       2.46%      31.18%     to       31.18%
 2008                             --      to         --      35.96%     to      35.96%     (35.90)%    to      (35.90)%
FIDELITY VIP STRATEGIC INCOME
 PORTFOLIO
 2011                             --      to         --       5.68%     to       5.68%       4.45%     to        4.45%
 2010                             --      to         --       4.97%     to       4.97%       9.23%     to        9.23%
 2009                             --      to         --         --      to         --       10.65%     to       10.65%
FRANKLIN RISING DIVIDENDS
 SECURITIES FUND
 2011                             --      to         --       1.40%     to       1.40%       6.00%     to        6.00%
 2010                             --      to         --       1.80%     to       1.80%      20.64%     to       20.64%
 2009                             --      to         --         --      to         --       11.69%     to       11.69%
FRANKLIN INCOME SECURITIES
 FUND
 2011                             --      to         --       5.73%     to       5.73%       2.38%     to        2.38%
 2010                             --      to         --       6.42%     to       6.42%      12.67%     to       12.67%
 2009                             --      to         --       8.03%     to       8.03%      35.59%     to       35.59%
 2008                             --      to         --       5.34%     to       5.34%     (29.66)%    to      (29.66)%
 2007                             --      to         --       2.65%     to       2.65%       3.76%     to        3.76%
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2011                             --      to         --         --      to         --       (4.83)%    to       (4.83)%
 2010                             --      to         --         --      to         --       27.62%     to       27.62%
 2009                             --      to         --         --      to         --       43.58%     to       43.58%
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2011                             --      to         --       0.70%     to       0.70%      (3.76)%    to       (3.76)%
 2010                             --      to         --       0.71%     to       0.71%      28.22%     to       28.22%
 2009                             --      to         --       1.64%     to       1.64%      29.16%     to       29.16%
 2008                             --      to         --       1.18%     to       1.18%     (33.02)%    to      (33.02)%
 2007                             --      to         --       0.59%     to       0.59%      (2.38)%    to       (2.38)%
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2011                             --      to         --       6.27%     to       6.27%       2.78%     to        2.78%
 2010                             --      to         --       4.31%     to       4.31%      11.21%     to       11.21%
 2009                             --      to         --       6.78%     to       6.78%      26.11%     to       26.11%
 2008                             --      to         --         --      to         --      (13.27)%    to      (13.27)%
MUTUAL SHARES SECURITIES FUND
 2011                             --      to         --       2.37%     to       2.37%      (1.04)%    to       (1.04)%
 2010                             --      to         --       1.52%     to       1.52%      11.19%     to       11.19%
 2009                             --      to         --       1.92%     to       1.92%      26.05%     to       26.05%
 2008                             --      to         --       2.91%     to       2.91%     (37.11)%    to      (37.11)%
 2007                             --      to         --       1.46%     to       1.46%       3.48%     to        3.48%
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2011                             --      to         --       1.24%     to       1.24%     (15.67)%    to      (15.67)%
 2010                             --      to         --       1.61%     to       1.61%      17.83%     to       17.83%
 2009                             --      to         --       2.35%     to       2.35%      73.32%     to       73.32%
 2008                             --      to         --         --      to         --      (48.20)%    to      (48.20)%
TEMPLETON FOREIGN SECURITIES
 FUND
 2011                             --      to         --       1.69%     to       1.69%     (10.63)%    to      (10.63)%
 2010                             --      to         --       1.64%     to       1.64%       8.41%     to        8.41%
 2009                             --      to         --       1.00%     to       1.00%      37.04%     to       37.04%
 2008                             --      to         --         --      to         --      (37.48)%    to      (37.48)%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
TEMPLETON GROWTH SECURITIES
 FUND
 2011                                  18,592       $9.031951      to       $9.031951            $167,920
 2010                                  19,417        9.709116      to        9.709116             188,520
 2009                                  22,630        9.040690      to        9.040690             204,591
 2008                                  10,199        6.895852      to        6.895852              70,328
 2007                                   7,795       11.955902      to       11.955902              93,192
MUTUAL GLOBAL DISCOVERY
 SECURITIES FUND
 2011                                  96,629       12.257024      to       12.257024           1,184,385
 2010                                  66,093       12.630777      to       12.630777             834,807
 2009                                  57,113       11.281734      to       11.281734             644,331
 2008                                  46,906        9.148724      to        9.148724             429,129
 2007                                  30,805       12.787292      to       12.787292             393,913
FRANKLIN FLEX CAP GROWTH
 SECURITIES FUND
 2011                                     355       10.786324      to       10.786324               3,834
 2010                                     406       11.330548      to       11.330548               4,601
 2009                                     339        9.751412      to        9.751412               3,309
 2008                                      32        7.333637      to        7.333637                 233
TEMPLETON GLOBAL BOND
 SECURITIES FUND
 2011                                 111,762       15.741644      to       15.741644           1,759,325
 2010                                  98,689       15.879928      to       15.879928           1,567,172
 2009                                  89,531       13.875288      to       13.875288           1,242,273
 2008                                  52,699       11.691131      to       11.691131             616,114
 2007                                   6,252       11.007928      to       11.007928              68,823
HARTFORD ADVISERS HLS FUND
 2011                               2,239,351        3.466961      to        3.466961           7,763,744
 2010                               2,479,868        3.403787      to        3.403787           8,440,943
 2009                               3,006,670        3.035419      to        3.035419           9,126,504
 2008                               3,390,003        2.329770      to        2.329770           7,897,927
 2007                               3,639,376        3.408043      to        3.408043          12,403,150
HARTFORD TOTAL RETURN BOND
 HLS FUND
 2011                               4,409,718        3.021675      to        3.021675          13,324,736
 2010                               4,619,542        2.824228      to        2.824228          13,046,639
 2009                               4,738,370        2.626884      to        2.626884          12,447,149
 2008                               5,114,992        2.284046      to        2.284046          11,682,877
 2007                               5,768,432        2.472569      to        2.472569          14,262,846
HARTFORD CAPITAL APPRECIATION
 HLS FUND
 2011                               3,671,166        6.277831      to        6.277831          23,046,960
 2010                               4,091,435        7.085992      to        7.085992          28,991,875
 2009                               4,375,136        6.082370      to        6.082370          26,611,194
 2008                               4,802,282        4.175508      to        4.175508          20,051,966
 2007                               5,136,509        7.674740      to        7.674740          39,421,368
HARTFORD DIVIDEND AND GROWTH
 HLS FUND
 2011                               2,345,958        4.255526      to        4.255526           9,983,284
 2010                               2,557,073        4.200184      to        4.200184          10,740,176
 2009                               2,711,783        3.710229      to        3.710229          10,061,335
 2008                               3,069,021        2.975883      to        2.975883           9,133,048
 2007                               3,333,110        4.404234      to        4.404234          14,679,796

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
TEMPLETON GROWTH SECURITIES
 FUND
 2011                             --      to         --       1.41%     to       1.41%      (6.97)%    to       (6.97)%
 2010                             --      to         --       1.56%     to       1.56%       7.39%     to        7.39%
 2009                             --      to         --       3.40%     to       3.40%      31.10%     to       31.10%
 2008                             --      to         --       1.71%     to       1.71%     (42.32)%    to      (42.32)%
 2007                             --      to         --       0.98%     to       0.98%       2.35%     to        2.35%
MUTUAL GLOBAL DISCOVERY
 SECURITIES FUND
 2011                             --      to         --       2.42%     to       2.42%      (2.96)%    to       (2.96)%
 2010                             --      to         --       1.30%     to       1.30%      11.96%     to       11.96%
 2009                             --      to         --       1.18%     to       1.18%      23.32%     to       23.32%
 2008                             --      to         --       2.10%     to       2.10%     (28.46)%    to      (28.46)%
 2007                             --      to         --       0.94%     to       0.94%      11.85%     to       11.85%
FRANKLIN FLEX CAP GROWTH
 SECURITIES FUND
 2011                             --      to         --         --      to         --       (4.80)%    to       (4.80)%
 2010                             --      to         --         --      to         --       16.19%     to       16.19%
 2009                             --      to         --         --      to         --       32.97%     to       32.97%
 2008                             --      to         --         --      to         --      (32.83)%    to      (32.83)%
TEMPLETON GLOBAL BOND
 SECURITIES FUND
 2011                             --      to         --       5.57%     to       5.57%      (0.87)%    to       (0.87)%
 2010                             --      to         --       1.34%     to       1.34%      14.45%     to       14.45%
 2009                             --      to         --      13.69%     to      13.69%      18.68%     to       18.68%
 2008                             --      to         --       4.31%     to       4.31%       6.21%     to        6.21%
 2007                             --      to         --         --      to         --        6.14%     to        6.14%
HARTFORD ADVISERS HLS FUND
 2011                             --      to         --       1.65%     to       1.65%       1.86%     to        1.86%
 2010                             --      to         --       1.38%     to       1.38%      12.14%     to       12.14%
 2009                             --      to         --       2.25%     to       2.25%      30.29%     to       30.29%
 2008                             --      to         --       3.07%     to       3.07%     (31.64)%    to      (31.64)%
 2007                             --      to         --       2.11%     to       2.11%       6.64%     to        6.64%
HARTFORD TOTAL RETURN BOND
 HLS FUND
 2011                             --      to         --       0.22%     to       0.22%       6.99%     to        6.99%
 2010                             --      to         --       4.10%     to       4.10%       7.51%     to        7.51%
 2009                             --      to         --       3.91%     to       3.91%      15.01%     to       15.01%
 2008                             --      to         --       6.52%     to       6.52%      (7.63)%    to       (7.63)%
 2007                             --      to         --       4.91%     to       4.91%       4.67%     to        4.67%
HARTFORD CAPITAL APPRECIATION
 HLS FUND
 2011                             --      to         --       0.75%     to       0.75%     (11.41)%    to      (11.41)%
 2010                             --      to         --       0.77%     to       0.77%      16.50%     to       16.50%
 2009                             --      to         --       0.94%     to       0.94%      45.67%     to       45.67%
 2008                             --      to         --       1.80%     to       1.80%     (45.59)%    to      (45.59)%
 2007                             --      to         --       0.12%     to       0.12%      16.83%     to       16.83%
HARTFORD DIVIDEND AND GROWTH
 HLS FUND
 2011                             --      to         --       2.06%     to       2.06%       1.32%     to        1.32%
 2010                             --      to         --       1.96%     to       1.96%      13.21%     to       13.21%
 2009                             --      to         --       2.24%     to       2.24%      24.68%     to       24.68%
 2008                             --      to         --       2.22%     to       2.22%     (32.43)%    to      (32.43)%
 2007                             --      to         --       1.64%     to       1.64%       8.26%     to        8.26%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
HARTFORD GLOBAL RESEARCH HLS
 FUND
 2011                                   1,838       $9.118201      to       $9.323636             $16,886
 2010                                   1,503       10.051239      to       10.277704              15,159
 2009                                  11,943        8.664032      to        8.859237             103,486
 2008                                     592        6.096042      to        6.096042               3,606
HARTFORD GLOBAL GROWTH HLS
 FUND
 2011                                  30,544        1.025151      to        1.025151              31,313
 2010                                  15,517        1.190460      to        1.190460              18,473
 2009                                  16,543        1.041982      to        1.041982              17,237
 2008                                   7,087        0.768187      to        0.768187               5,444
 2007                                   3,891        1.615778      to        1.615778               6,286
HARTFORD DISCIPLINED EQUITY
 HLS FUND
 2011                                 679,071        1.511927      to        1.511927           1,026,706
 2010                                 653,762        1.494683      to        1.494683             977,167
 2009                                 658,789        1.310608      to        1.310608             863,414
 2008                                 606,478        1.043087      to        1.043087             632,610
 2007                                 566,574        1.662814      to        1.662814             942,106
HARTFORD GROWTH HLS FUND
 2011                                   1,963        9.709898      to        9.709898              19,060
 2010                                   1,550       10.664475      to       10.664475              16,530
 2009                                     305        8.934077      to        8.934077               2,720
 2008                                     174        6.655178      to        6.655178               1,160
HARTFORD GROWTH OPPORTUNITIES
 HLS FUND
 2011                                  51,934       18.033268      to       18.033268             936,543
 2010                                  47,613       19.789063      to       19.789063             942,219
 2009                                  47,835       16.832526      to       16.832526             805,189
 2008                                  36,548       12.987431      to       12.987431             474,670
 2007                                  33,286       23.902204      to       23.902204             795,608
HARTFORD HIGH YIELD HLS FUND
 2011                                  56,774       14.147003      to       14.147003             803,187
 2010                                  45,333       13.512623      to       13.512623             612,569
 2009                                   4,361       11.633875      to       11.633875              50,740
 2008                                     422        7.732285      to        7.732285               3,266
HARTFORD INDEX HLS FUND
 2011                               2,629,483        3.670022      to        3.670022           9,650,260
 2010                               2,752,584        3.604734      to        3.604734           9,922,334
 2009                               2,968,401        3.141833      to        3.141833           9,326,219
 2008                               3,274,832        2.490602      to        2.490602           8,156,305
 2007                               3,758,990        3.960309      to        3.960309          14,886,760
HARTFORD INTERNATIONAL
 OPPORTUNITIES HLS FUND
 2011                               1,742,986        2.849479      to        2.849479           4,966,602
 2010                               1,817,668        3.312232      to        3.312232           6,020,539
 2009                               2,107,516        2.893130      to        2.893130           6,097,319
 2008                               2,403,471        2.167800      to        2.167800           5,210,245
 2007                               2,550,726        3.753520      to        3.753520           9,574,200

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
HARTFORD GLOBAL RESEARCH HLS
 FUND
 2011                             --      to         --       0.01%     to       0.02%      (9.28)%    to       (9.28)%
 2010                             --      to         --       0.79%     to       1.62%      16.01%     to       16.01%
 2009                             --      to         --       1.59%     to       5.69%      42.13%     to       42.13%
 2008                             --      to         --       1.15%     to       1.15%     (34.14)%    to      (34.14)%
HARTFORD GLOBAL GROWTH HLS
 FUND
 2011                             --      to         --       0.05%     to       0.05%     (13.89)%    to      (13.89)%
 2010                             --      to         --       0.21%     to       0.21%      14.25%     to       14.25%
 2009                             --      to         --       1.27%     to       1.27%      35.64%     to       35.64%
 2008                             --      to         --       1.17%     to       1.17%     (52.46)%    to      (52.46)%
 2007                             --      to         --       0.05%     to       0.05%      25.05%     to       25.05%
HARTFORD DISCIPLINED EQUITY
 HLS FUND
 2011                             --      to         --       1.22%     to       1.22%       1.15%     to        1.15%
 2010                             --      to         --       1.39%     to       1.39%      14.05%     to       14.05%
 2009                             --      to         --       1.63%     to       1.63%      25.65%     to       25.65%
 2008                             --      to         --       1.26%     to       1.26%     (37.27)%    to      (37.27)%
 2007                             --      to         --       1.05%     to       1.05%       8.34%     to        8.34%
HARTFORD GROWTH HLS FUND
 2011                             --      to         --       0.17%     to       0.17%      (8.95)%    to       (8.95)%
 2010                             --      to         --       0.03%     to       0.03%      19.37%     to       19.37%
 2009                             --      to         --       0.75%     to       0.75%      34.24%     to       34.24%
 2008                             --      to         --       2.69%     to       2.69%     (37.64)%    to      (37.64)%
HARTFORD GROWTH OPPORTUNITIES
 HLS FUND
 2011                             --      to         --         --      to         --       (8.87)%    to       (8.87)%
 2010                             --      to         --       0.02%     to       0.02%      17.56%     to       17.56%
 2009                             --      to         --       0.55%     to       0.55%      29.61%     to       29.61%
 2008                             --      to         --       0.39%     to       0.39%     (45.66)%    to      (45.66)%
 2007                             --      to         --       0.21%     to       0.21%      29.65%     to       29.65%
HARTFORD HIGH YIELD HLS FUND
 2011                             --      to         --       8.90%     to       8.90%       4.69%     to        4.69%
 2010                             --      to         --       0.74%     to       0.74%      16.15%     to       16.15%
 2009                             --      to         --      25.97%     to      25.97%      50.46%     to       50.46%
 2008                             --      to         --      40.40%     to      40.40%     (25.51)%    to      (25.51)%
HARTFORD INDEX HLS FUND
 2011                             --      to         --       1.75%     to       1.75%       1.81%     to        1.81%
 2010                             --      to         --       1.69%     to       1.69%      14.73%     to       14.73%
 2009                             --      to         --       2.02%     to       2.02%      26.15%     to       26.15%
 2008                             --      to         --       2.06%     to       2.06%     (37.11)%    to      (37.11)%
 2007                             --      to         --       1.70%     to       1.70%       5.20%     to        5.20%
HARTFORD INTERNATIONAL
 OPPORTUNITIES HLS FUND
 2011                             --      to         --       0.05%     to       0.05%     (13.97)%    to      (13.97)%
 2010                             --      to         --       1.17%     to       1.17%      14.49%     to       14.49%
 2009                             --      to         --       1.96%     to       1.96%      33.46%     to       33.46%
 2008                             --      to         --       2.26%     to       2.26%     (42.25)%    to      (42.25)%
 2007                             --      to         --       1.09%     to       1.09%      27.43%     to       27.43%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
HARTFORD SMALL/MID CAP EQUITY
 HLS FUND
 2011                                   1,187      $10.691625      to      $10.691625             $12,691
 2010                                   1,624       10.814342      to       10.814342              17,560
 2009                                     968        8.594351      to        8.594351               8,320
 2008                                       5        5.812147      to        5.812147                  27
HARTFORD MIDCAP HLS FUND
 2011                                 769,835        4.034466      to        4.034466           3,105,872
 2010                                 869,246        4.381274      to        4.381274           3,808,405
 2009                                 955,020        3.549140      to        3.549140           3,389,498
 2008                               1,176,797        2.710162      to        2.710162           3,189,309
 2007                               1,346,388        4.190281      to        4.190281           5,641,744
HARTFORD MIDCAP VALUE HLS
 FUND
 2011                                  26,751       19.068102      to       19.068102             510,093
 2010                                  36,654       20.852684      to       20.852684             764,325
 2009                                  48,102       16.726572      to       16.726572             804,586
 2008                                  49,525       11.600671      to       11.600671             574,523
 2007                                  68,057       19.402626      to       19.402626           1,320,491
HARTFORD MONEY MARKET HLS
 FUND
 2011                               4,081,970        1.796639      to        1.796639           7,333,826
 2010                               5,508,316        1.796639      to        1.796639           9,896,455
 2009                               5,805,399        1.796639      to        1.796639          10,430,207
 2008                               6,432,494        1.795505      to        1.795505          11,549,575
 2007                               5,107,122        1.757923      to        1.757923           8,977,926
HARTFORD SMALL COMPANY HLS
 FUND
 2011                               1,422,515        2.345264      to        2.345264           3,336,173
 2010                               1,660,089        2.426831      to        2.426831           4,028,754
 2009                               1,870,065        1.955060      to        1.955060           3,656,089
 2008                               1,986,777        1.512167      to        1.512167           3,004,339
 2007                               2,177,209        2.545893      to        2.545893           5,542,940
HARTFORD SMALLCAP GROWTH HLS
 FUND
 2011                                     542       13.104093      to       13.104093               7,099
 2010                                     713       12.920333      to       12.920333               9,215
 2009                                     176        9.461521      to        9.461521               1,669
 2008                                       7        6.988318      to        6.988318                  47
HARTFORD STOCK HLS FUND
 2011                               3,023,015        3.722907      to        3.722907          11,254,405
 2010                               3,300,898        3.764066      to        3.764066          12,424,799
 2009                               3,585,633        3.278812      to        3.278812          11,756,616
 2008                               3,854,834        2.316588      to        2.316588           8,930,063
 2007                               4,256,705        4.073434      to        4.073434          17,339,408
HARTFORD U.S. GOVERNMENT
 SECURITIES HLS FUND
 2011                                 158,001       10.944490      to       11.205160           1,769,696
 2010                                 158,900       10.435767      to       10.684330           1,697,167
 2009                                 153,231       10.054446      to       10.293920           1,577,028
 2008                                 135,109        9.957373      to        9.957373           1,345,335

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
HARTFORD SMALL/MID CAP EQUITY
 HLS FUND
 2011                             --      to         --         --      to         --       (1.13)%    to       (1.13)%
 2010                             --      to         --       0.84%     to       0.84%      25.83%     to       25.83%
 2009                             --      to         --       0.47%     to       0.47%      47.87%     to       47.87%
 2008                             --      to         --       7.34%     to       7.34%     (43.42)%    to      (43.42)%
HARTFORD MIDCAP HLS FUND
 2011                             --      to         --       0.68%     to       0.68%      (7.92)%    to       (7.92)%
 2010                             --      to         --       0.25%     to       0.25%      23.45%     to       23.45%
 2009                             --      to         --       0.52%     to       0.52%      30.96%     to       30.96%
 2008                             --      to         --       0.52%     to       0.52%     (35.32)%    to      (35.32)%
 2007                             --      to         --       0.45%     to       0.45%      15.30%     to       15.30%
HARTFORD MIDCAP VALUE HLS
 FUND
 2011                             --      to         --       0.01%     to       0.01%      (8.56)%    to       (8.56)%
 2010                             --      to         --       0.60%     to       0.60%      24.67%     to       24.67%
 2009                             --      to         --       0.82%     to       0.82%      44.19%     to       44.19%
 2008                             --      to         --       0.59%     to       0.59%     (40.21)%    to      (40.21)%
 2007                             --      to         --       0.59%     to       0.59%       2.13%     to        2.13%
HARTFORD MONEY MARKET HLS
 FUND
 2011                             --      to         --         --      to         --          --      to          --
 2010                             --      to         --         --      to         --          --      to          --
 2009                             --      to         --       0.07%     to       0.07%       0.06%     to        0.06%
 2008                             --      to         --       2.05%     to       2.05%       2.14%     to        2.14%
 2007                             --      to         --       4.79%     to       4.79%       4.95%     to        4.95%
HARTFORD SMALL COMPANY HLS
 FUND
 2011                             --      to         --         --      to         --       (3.36)%    to       (3.36)%
 2010                             --      to         --         --      to         --       24.13%     to       24.13%
 2009                             --      to         --       0.01%     to       0.01%      29.29%     to       29.29%
 2008                             --      to         --       0.10%     to       0.10%     (40.60)%    to      (40.60)%
 2007                             --      to         --       0.23%     to       0.23%      14.23%     to       14.23%
HARTFORD SMALLCAP GROWTH HLS
 FUND
 2011                             --      to         --         --      to         --        1.42%     to        1.42%
 2010                             --      to         --         --      to         --       36.56%     to       36.56%
 2009                             --      to         --       0.10%     to       0.10%      35.39%     to       35.39%
 2008                             --      to         --       1.17%     to       1.17%     (34.45)%    to      (34.45)%
HARTFORD STOCK HLS FUND
 2011                             --      to         --       1.36%     to       1.36%      (1.09)%    to       (1.09)%
 2010                             --      to         --       1.18%     to       1.18%      14.80%     to       14.80%
 2009                             --      to         --       1.61%     to       1.61%      41.54%     to       41.54%
 2008                             --      to         --       2.01%     to       2.01%     (43.13)%    to      (43.13)%
 2007                             --      to         --       1.01%     to       1.01%       5.90%     to        5.90%
HARTFORD U.S. GOVERNMENT
 SECURITIES HLS FUND
 2011                             --      to         --       2.63%     to       3.42%       4.87%     to        4.87%
 2010                             --      to         --       4.44%     to       4.81%       3.79%     to        3.79%
 2009                             --      to         --       0.03%     to       0.04%       3.38%     to        3.38%
 2008                             --      to         --       8.02%     to       8.02%      (0.59)%    to       (0.59)%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
HARTFORD VALUE HLS FUND
 2011                                 215,744      $10.030081      to      $11.149316          $2,334,197
 2010                                 229,735       10.230173      to       11.371742           2,534,529
 2009                                     840        8.921502      to        8.921502               7,498
LORD ABBETT FUNDAMENTAL
 EQUITY FUND
 2011                                       2       11.277301      to       11.277301                  17
LORD ABBETT CAPITAL STRUCTURE
 FUND
 2011                                   1,611       12.389564      to       12.389564              19,965
 2010                                   3,285       12.365526      to       12.365526              40,624
 2009                                   4,283       10.774410      to       10.774410              46,142
 2008                                   8,463        8.730699      to        8.730699              73,884
 2007                                   4,243       11.828624      to       11.828624              50,190
LORD ABBETT BOND DEBENTURE
 FUND
 2011                                  28,285       13.278309      to       13.278309             375,581
 2010                                  20,465       12.720824      to       12.720824             260,332
 2009                                  18,861       11.326127      to       11.326127             213,616
 2008                                   5,219        8.432890      to        8.432890              44,014
LORD ABBETT GROWTH AND INCOME
 FUND
 2011                                   5,812       10.486745      to       10.486745              60,951
 2010                                   5,508       11.165635      to       11.165635              61,502
 2009                                   7,269        9.509797      to        9.509797              69,125
 2008                                   7,944        7.998229      to        7.998229              63,540
 2007                                   7,108       12.579832      to       12.579832              89,418
MFS GROWTH SERIES
 2011                                   1,042       10.879807      to       10.879807              11,332
 2010                                      16       10.915241      to       10.915241                 179
 2009                                      11        9.463785      to        9.463785                 100
 2008                                       3        6.874012      to        6.874012                  21
MFS INVESTORS TRUST SERIES
 2011                                   1,692       12.006715      to       12.006715              20,311
 2010                                   1,327       12.274423      to       12.274423              16,286
 2009                                   2,078       11.048366      to       11.048366              22,962
 2008                                   4,252        8.706510      to        8.706510              37,021
MFS NEW DISCOVERY SERIES
 2011                                   7,166       19.097956      to       19.097956             136,851
 2010                                   6,346       21.283072      to       21.283072             135,067
 2009                                   5,667       15.610690      to       15.610690              88,469
 2008                                   3,456        9.566346      to        9.566346              33,065
 2007                                   4,753       15.767530      to       15.767530              74,938
MFS TOTAL RETURN SERIES
 2011                                 145,466       14.788967      to       14.788967           2,151,284
 2010                                 141,392       14.531519      to       14.531519           2,054,641
 2009                                 141,364       13.218935      to       13.218935           1,868,683
 2008                                 128,044       11.199735      to       11.199735           1,434,061
 2007                                 130,597       14.382866      to       14.382866           1,878,357

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
HARTFORD VALUE HLS FUND
 2011                             --      to         --       1.71%     to       1.74%      (1.96)%    to       (1.96)%
 2010                             --      to         --       1.24%     to       1.53%       8.66%     to       14.67%
 2009                             --      to         --       3.70%     to       3.70%      24.37%     to       24.37%
LORD ABBETT FUNDAMENTAL
 EQUITY FUND
 2011                             --      to         --       0.32%     to       0.32%      (4.49)%    to       (4.49)%
LORD ABBETT CAPITAL STRUCTURE
 FUND
 2011                             --      to         --       2.17%     to       2.17%       0.19%     to        0.19%
 2010                             --      to         --       2.75%     to       2.75%      14.77%     to       14.77%
 2009                             --      to         --       2.07%     to       2.07%      23.41%     to       23.41%
 2008                             --      to         --       6.17%     to       6.17%     (26.19)%    to      (26.19)%
 2007                             --      to         --       3.18%     to       3.18%       3.16%     to        3.16%
LORD ABBETT BOND DEBENTURE
 FUND
 2011                             --      to         --       6.19%     to       6.19%       4.38%     to        4.38%
 2010                             --      to         --       6.30%     to       6.30%      12.31%     to       12.31%
 2009                             --      to         --       7.96%     to       7.96%      34.31%     to       34.31%
 2008                             --      to         --      27.49%     to      27.49%     (18.23)%    to      (18.23)%
LORD ABBETT GROWTH AND INCOME
 FUND
 2011                             --      to         --       0.73%     to       0.73%      (6.08)%    to       (6.08)%
 2010                             --      to         --       0.50%     to       0.50%      17.41%     to       17.41%
 2009                             --      to         --       0.96%     to       0.96%      18.90%     to       18.90%
 2008                             --      to         --       1.24%     to       1.24%     (36.42)%    to      (36.42)%
 2007                             --      to         --       1.39%     to       1.39%       3.44%     to        3.44%
MFS GROWTH SERIES
 2011                             --      to         --       0.09%     to       0.09%      (0.32)%    to       (0.32)%
 2010                             --      to         --       0.11%     to       0.11%      15.34%     to       15.34%
 2009                             --      to         --       0.25%     to       0.25%      37.68%     to       37.68%
 2008                             --      to         --         --      to         --      (35.48)%    to      (35.48)%
MFS INVESTORS TRUST SERIES
 2011                             --      to         --       1.00%     to       1.00%      (2.18)%    to       (2.18)%
 2010                             --      to         --       1.08%     to       1.08%      11.10%     to       11.10%
 2009                             --      to         --       2.47%     to       2.47%      26.90%     to       26.90%
 2008                             --      to         --         --      to         --      (33.08)%    to      (33.08)%
MFS NEW DISCOVERY SERIES
 2011                             --      to         --         --      to         --      (10.27)%    to      (10.27)%
 2010                             --      to         --         --      to         --       36.34%     to       36.34%
 2009                             --      to         --         --      to         --       63.18%     to       63.18%
 2008                             --      to         --         --      to         --      (39.33)%    to      (39.33)%
 2007                             --      to         --         --      to         --        2.52%     to        2.52%
MFS TOTAL RETURN SERIES
 2011                             --      to         --       2.61%     to       2.61%       1.77%     to        1.77%
 2010                             --      to         --       2.73%     to       2.73%       9.93%     to        9.93%
 2009                             --      to         --       3.63%     to       3.63%      18.03%     to       18.03%
 2008                             --      to         --       3.22%     to       3.22%     (22.13)%    to      (22.13)%
 2007                             --      to         --       2.45%     to       2.45%       4.22%     to        4.22%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
MFS VALUE SERIES
 2011                                  62,046      $10.056780      to      $10.056780            $623,987
 2010                                  60,429       10.087285      to       10.087285             609,560
 2009                                  47,685        9.044166      to        9.044166             431,276
 2008                                   4,115        7.370068      to        7.370068              30,325
MFS RESEARCH BOND SERIES
 2011                                  60,585       12.909590      to       12.909590             782,126
 2010                                  44,273       12.093730      to       12.093730             535,420
 2009                                  17,249       11.253639      to       11.253639             194,108
UIF MID CAP GROWTH PORTFOLIO
 2011                                   8,003       11.417730      to       11.417730              91,380
 2010                                   7,822       12.300233      to       12.300233              96,212
 2009                                  10,160        9.299431      to        9.299431              94,479
 2008                                   1,325        5.909437      to        5.909437               7,832
INVESCO VAN KAMPEN V.I. MID
 CAP VALUE FUND
 2011                                  11,643       10.803724      to       10.803724             125,785
 2010                                  12,785       10.715150      to       10.715150             136,991
 2009                                  18,523        8.769934      to        8.769934             162,450
 2008                                  15,863        6.302084      to        6.302084              99,972
 2007                                  16,928       10.757939      to       10.757939             182,106
OPPENHEIMER CAPITAL
 APPRECIATION FUND/VA
 2011                                   9,896       10.765893      to       10.765893             106,540
 2010                                  10,954       10.915899      to       10.915899             119,575
 2009                                  10,705       10.001462      to       10.001462             107,064
 2008                                  10,828        6.938164      to        6.938164              75,123
 2007                                  10,072       12.768186      to       12.768186             128,603
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2011                                  26,014       11.735440      to       11.735440             305,281
 2010                                  26,697       12.829306      to       12.829306             342,501
 2009                                  25,084       11.088193      to       11.088193             278,136
 2008                                  42,722        7.956807      to        7.956807             339,930
 2007                                  40,811       13.334725      to       13.334725             544,202
OPPENHEIMER MAIN STREET
 FUND/VA
 2011                                   1,631       11.235715      to       11.235715              18,328
 2010                                   1,579       11.271167      to       11.271167              17,802
 2009                                   1,520        9.731208      to        9.731208              14,796
 2008                                   1,231        7.602822      to        7.602822               9,361
 2007                                     841       12.387474      to       12.387474              10,414
OPPENHEIMER MAIN STREET
 SMALL- & MID-CAP FUND/ VA+
 2011                                   7,070       11.241671      to       11.241671              79,483
 2010                                   7,066       11.516057      to       11.516057              81,377
 2009                                   9,854        9.358432      to        9.358432              92,214
 2008                                   1,801        6.836775      to        6.836775              12,312
OPPENHEIMER VALUE FUND/ VA
 2011                                     443        9.417715      to        9.417715               4,168
 2010                                     304        9.859710      to        9.859710               3,000
 2009                                     150        8.588256      to        8.588256               1,289

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
MFS VALUE SERIES
 2011                             --      to         --       1.55%     to       1.55%      (0.30)%    to       (0.30)%
 2010                             --      to         --       1.41%     to       1.41%      11.53%     to       11.53%
 2009                             --      to         --       1.06%     to       1.06%      22.72%     to       22.72%
 2008                             --      to         --         --      to         --      (30.19)%    to      (30.19)%
MFS RESEARCH BOND SERIES
 2011                             --      to         --       3.01%     to       3.01%       6.75%     to        6.75%
 2010                             --      to         --       2.79%     to       2.79%       7.47%     to        7.47%
 2009                             --      to         --         --      to         --       16.16%     to       16.16%
UIF MID CAP GROWTH PORTFOLIO
 2011                             --      to         --       0.24%     to       0.24%      (7.17)%    to       (7.17)%
 2010                             --      to         --         --      to         --       32.27%     to       32.27%
 2009                             --      to         --         --      to         --       57.37%     to       57.37%
 2008                             --      to         --       0.08%     to       0.08%     (44.99)%    to      (44.99)%
INVESCO VAN KAMPEN V.I. MID
 CAP VALUE FUND
 2011                             --      to         --       0.62%     to       0.62%       0.83%     to        0.83%
 2010                             --      to         --       0.92%     to       0.92%      22.18%     to       22.18%
 2009                             --      to         --       1.24%     to       1.24%      39.16%     to       39.16%
 2008                             --      to         --       0.64%     to       0.64%     (41.42)%    to      (41.42)%
 2007                             --      to         --         --      to         --        0.26%     to        0.26%
OPPENHEIMER CAPITAL
 APPRECIATION FUND/VA
 2011                             --      to         --       0.11%     to       0.11%      (1.37)%    to       (1.37)%
 2010                             --      to         --         --      to         --        9.14%     to        9.14%
 2009                             --      to         --       0.01%     to       0.01%      44.15%     to       44.15%
 2008                             --      to         --         --      to         --      (45.66)%    to      (45.66)%
 2007                             --      to         --       0.01%     to       0.01%      13.86%     to       13.86%
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2011                             --      to         --       1.02%     to       1.02%      (8.53)%    to       (8.53)%
 2010                             --      to         --       1.15%     to       1.15%      15.70%     to       15.70%
 2009                             --      to         --       1.88%     to       1.88%      39.36%     to       39.36%
 2008                             --      to         --       1.25%     to       1.25%     (40.33)%    to      (40.33)%
 2007                             --      to         --       1.22%     to       1.22%       6.08%     to        6.08%
OPPENHEIMER MAIN STREET
 FUND/VA
 2011                             --      to         --       0.58%     to       0.58%      (0.31)%    to       (0.31)%
 2010                             --      to         --       0.87%     to       0.87%      15.83%     to       15.83%
 2009                             --      to         --       1.47%     to       1.47%      28.00%     to       28.00%
 2008                             --      to         --       1.12%     to       1.12%     (38.63)%    to      (38.63)%
 2007                             --      to         --         --      to         --        4.15%     to        4.15%
OPPENHEIMER MAIN STREET
 SMALL- & MID-CAP FUND/ VA+
 2011                             --      to         --       0.37%     to       0.37%      (2.38)%    to       (2.38)%
 2010                             --      to         --       0.44%     to       0.44%      23.06%     to       23.06%
 2009                             --      to         --       0.20%     to       0.20%      36.88%     to       36.88%
 2008                             --      to         --         --      to         --      (35.18)%    to      (35.18)%
OPPENHEIMER VALUE FUND/ VA
 2011                             --      to         --       0.79%     to       0.79%      (4.48)%    to       (4.48)%
 2010                             --      to         --       0.74%     to       0.74%      14.81%     to       14.81%
 2009                             --      to         --       0.80%     to       0.80%      32.57%     to       32.57%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
 FUND
 2011                                  32,098      $12.188642      to      $25.400730            $420,536
 2010                                  31,522       12.587405      to       26.192973             445,128
 2009                                  28,302       11.171885      to       23.175409             361,626
 2008                                   8,904        7.191250      to       14.968756             100,902
 2007                                   4,975       21.692473      to       21.692473             107,920
PUTNAM VT GLOBAL ASSET
 ALLOCATION FUND
 2011                                  18,379       10.813222      to       30.751053             557,205
 2010                                  20,550       10.858668      to       30.806593             627,328
 2009                                  22,366        9.467980      to       26.783076             595,953
 2008                                  28,550       19.786145      to       19.786145             564,898
 2007                                  30,026       29.602231      to       29.602231             888,827
PUTNAM VT GLOBAL EQUITY FUND
 2011                                  88,527       24.381165      to       24.381165           2,158,396
 2010                                 107,048       25.604302      to       25.604302           2,740,886
 2009                                 111,588       23.229823      to       23.229823           2,592,168
 2008                                 136,447       17.847130      to       17.847130           2,435,191
 2007                                 144,357       32.591358      to       32.591358           4,704,804
PUTNAM VT GROWTH AND INCOME
 FUND
 2011                                 156,759       12.559145      to       30.742591           4,809,930
 2010                                 184,107       13.170377      to       32.170965           5,914,349
 2009                                 197,650       11.514849      to       28.044583           5,529,076
 2008                                 228,621        8.870392      to       21.545827           4,915,749
 2007                                 257,334       14.469512      to       35.071434           9,010,397
PUTNAM VT GLOBAL HEALTH CARE
 FUND
 2011                                   5,208       15.330913      to       15.330913              79,838
 2010                                   7,037       15.468968      to       15.468968             108,855
 2009                                   7,331       15.065962      to       15.065962             110,448
 2008                                   9,129       11.913774      to       11.913774             108,756
 2007                                   9,592       14.336048      to       14.336048             137,509
PUTNAM VT HIGH YIELD FUND
 2011                                  60,668       18.244699      to       33.700697           2,028,511
 2010                                  74,372       17.930173      to       33.089518           2,442,790
 2009                                  95,471       15.722517      to       28.889334           2,739,211
 2008                                 106,259       10.468992      to       19.219456           2,026,702
 2007                                 111,774       14.160292      to       25.975431           2,874,318
PUTNAM VT INCOME FUND
 2011                                  73,304       15.060896      to       29.236133           2,138,837
 2010                                  95,931       14.343729      to       27.802373           2,625,903
 2009                                 104,614       13.055246      to       25.224094           2,575,175
 2008                                 119,913        8.902167      to       17.133269           2,017,784
 2007                                 126,122       11.701925      to       22.479655           2,794,611
PUTNAM VT INTERNATIONAL VALUE
 FUND
 2011                                   3,278        6.935285      to       14.115362              45,928
 2010                                   3,463        8.043728      to       16.321304              56,238
 2009                                   4,477        7.508868      to       15.194392              67,896
 2008                                   4,665       12.021934      to       12.021934              56,082
 2007                                   4,830       22.199807      to       22.199807             107,235

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
 FUND
 2011                             --      to         --       9.68%     to      12.58%      (3.17)%    to       (3.02)%
 2010                             --      to         --      10.71%     to      14.16%      12.67%     to       13.02%
 2009                             --      to         --       4.88%     to       7.27%      54.83%     to       55.35%
 2008                             --      to         --       6.24%     to       6.24%     (31.00)%    to      (29.96)%
 2007                             --      to         --       5.00%     to       5.00%       4.19%     to        4.19%
PUTNAM VT GLOBAL ASSET
 ALLOCATION FUND
 2011                             --      to         --       3.89%     to       4.72%      (0.42)%    to       (0.18)%
 2010                             --      to         --       4.56%     to       5.88%      14.69%     to       15.02%
 2009                             --      to         --       0.59%     to       6.61%      35.21%     to       35.36%
 2008                             --      to         --       4.09%     to       4.09%     (33.16)%    to      (33.16)%
 2007                             --      to         --       0.72%     to       0.72%       3.16%     to        3.16%
PUTNAM VT GLOBAL EQUITY FUND
 2011                             --      to         --       2.27%     to       2.27%      (4.78)%    to       (4.78)%
 2010                             --      to         --       2.41%     to       2.41%      10.22%     to       10.22%
 2009                             --      to         --       0.19%     to       0.19%      30.16%     to       30.16%
 2008                             --      to         --       2.79%     to       2.79%     (45.24)%    to      (45.24)%
 2007                             --      to         --       2.23%     to       2.23%       9.37%     to        9.37%
PUTNAM VT GROWTH AND INCOME
 FUND
 2011                             --      to         --       1.22%     to       1.54%      (4.64)%    to       (4.44)%
 2010                             --      to         --       1.76%     to       2.02%      14.38%     to       14.71%
 2009                             --      to         --       2.61%     to       3.09%      29.81%     to       30.16%
 2008                             --      to         --       2.09%     to       2.57%     (38.70)%    to      (38.57)%
 2007                             --      to         --       1.25%     to       1.59%      (6.04)%    to       (5.79)%
PUTNAM VT GLOBAL HEALTH CARE
 FUND
 2011                             --      to         --       1.25%     to       1.25%      (0.89)%    to       (0.89)%
 2010                             --      to         --       2.13%     to       2.13%       2.68%     to        2.68%
 2009                             --      to         --         --      to         --       26.46%     to       26.46%
 2008                             --      to         --         --      to         --      (16.90)%    to      (16.90)%
 2007                             --      to         --       1.08%     to       1.08%      (0.36)%    to       (0.36)%
PUTNAM VT HIGH YIELD FUND
 2011                             --      to         --       7.98%     to       8.41%       1.75%     to        1.85%
 2010                             --      to         --       7.34%     to       7.95%      14.04%     to       14.54%
 2009                             --      to         --       9.89%     to      10.05%      50.18%     to       50.31%
 2008                             --      to         --       9.68%     to      10.93%     (26.07)%    to      (26.01)%
 2007                             --      to         --       7.40%     to       7.93%       2.79%     to        3.31%
PUTNAM VT INCOME FUND
 2011                             --      to         --       3.20%     to       9.36%       5.00%     to        5.16%
 2010                             --      to         --      10.83%     to      11.83%       9.87%     to       10.22%
 2009                             --      to         --       5.46%     to       6.04%      46.65%     to       47.22%
 2008                             --      to         --       6.65%     to       7.22%     (23.93)%    to      (23.78)%
 2007                             --      to         --       2.88%     to       5.39%       5.22%     to        5.45%
PUTNAM VT INTERNATIONAL VALUE
 FUND
 2011                             --      to         --       2.39%     to       2.81%     (13.78)%    to      (13.52)%
 2010                             --      to         --       2.73%     to       3.96%       7.12%     to        7.42%
 2009                             --      to         --         --      to         --       26.19%     to       26.39%
 2008                             --      to         --       2.20%     to       2.20%     (45.85)%    to      (45.85)%
 2007                             --      to         --       1.89%     to       1.89%       7.29%     to        7.29%

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL
 EQUITY FUND
 2011                                  93,648      $13.643423      to      $14.102062          $1,318,793
 2010                                  97,369       16.424598      to       16.931002           1,646,496
 2009                                 102,437       14.046254      to       14.928049           1,570,405
 2008                                 131,831       11.236998      to       11.977464           1,618,107
 2007                                 129,380       20.009072      to       21.369414           2,827,840
PUTNAM VT INTERNATIONAL
 GROWTH FUND
 2011                                     900       14.405383      to       14.405383              12,963
 2010                                   1,007       17.492096      to       17.492096              17,608
 2009                                   1,103       15.550584      to       15.550584              17,148
 2008                                   1,333       11.206894      to       11.206894              14,934
 2007                                   1,420       19.444746      to       19.444746              27,617
PUTNAM VT INVESTORS FUND
 2011                                   4,641       10.590309      to       10.590309              49,152
 2010                                   4,994       10.560103      to       10.560103              52,742
 2009                                   5,179        9.243957      to        9.243957              47,875
 2008                                   6,188        7.046749      to        7.046749              43,606
 2007                                   6,514       11.636062      to       11.636062              75,796
PUTNAM VT MONEY MARKET FUND
 2011                                     125        1.803089      to        1.803089                 225
 2010                                     157        1.802966      to        1.802966                 284
 2009                                     210        1.802303      to        1.802303                 378
 2008                                     267        1.796082      to        1.796082                 479
 2007                                     311        1.746726      to        1.746726                 542
PUTNAM VT MULTI-CAP GROWTH
 FUND
 2011                                 144,558       14.738812      to       24.058223           3,455,698
 2010                                 158,025       15.528059      to       25.291913           3,972,507
 2009                                 162,735       12.988059      to       21.099132           3,412,617
 2008                                 179,277        9.829288      to       15.925954           2,838,799
 2007                                 190,114       16.046422      to       25.945436           4,906,486
PUTNAM VT SMALL CAP VALUE
 FUND
 2011                                  11,256        9.861349      to        9.861349             111,000
 2010                                  16,439       10.350514      to       10.350514             170,150
 2009                                  15,680        8.215811      to        8.215811             128,825
 2008                                  14,047        6.246201      to        6.246201              87,740
 2007                                  41,513       10.300530      to       10.300530             427,609
PUTNAM VT GEORGE PUTNAM
 BALANCED FUND
 2011                                   1,665       13.795090      to       13.795090              22,968
 2010                                   3,513       13.409259      to       13.409259              47,101
 2009                                   3,783       12.059130      to       12.059130              45,625
 2008                                   4,082        9.580101      to        9.580101              39,102
 2007                                   4,354       16.092548      to       16.092548              70,066
PUTNAM VT GLOBAL UTILITIES
 FUND
 2011                                   8,770       27.667582      to       27.667582             242,644
 2010                                  10,677       29.182239      to       29.182239             311,573
 2009                                  11,314       28.580962      to       28.580962             323,372
 2008                                  16,090       26.547468      to       26.547468             427,153
 2007                                  16,948       38.103792      to       38.103792             645,771

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL
 EQUITY FUND
 2011                             --      to         --       3.25%     to       3.57%     (16.93)%    to      (16.71)%
 2010                             --      to         --       3.66%     to       3.89%      10.03%     to       20.54%
 2009                             --      to         --         --      to         --       24.63%     to       25.00%
 2008                             --      to         --       2.09%     to       2.09%     (43.95)%    to      (43.84)%
 2007                             --      to         --       2.71%     to       2.71%       8.37%     to        8.61%
PUTNAM VT INTERNATIONAL
 GROWTH FUND
 2011                             --      to         --       2.66%     to       2.66%     (17.65)%    to      (17.65)%
 2010                             --      to         --       3.16%     to       3.16%      12.49%     to       12.49%
 2009                             --      to         --       1.83%     to       1.83%      38.76%     to       38.76%
 2008                             --      to         --       1.89%     to       1.89%     (42.37)%    to      (42.37)%
 2007                             --      to         --       1.06%     to       1.06%      13.52%     to       13.52%
PUTNAM VT INVESTORS FUND
 2011                             --      to         --       1.35%     to       1.35%       0.29%     to        0.29%
 2010                             --      to         --       1.44%     to       1.44%      14.24%     to       14.24%
 2009                             --      to         --       1.54%     to       1.54%      31.18%     to       31.18%
 2008                             --      to         --       0.53%     to       0.53%     (39.44)%    to      (39.44)%
 2007                             --      to         --       0.59%     to       0.59%      (4.91)%    to       (4.91)%
PUTNAM VT MONEY MARKET FUND
 2011                             --      to         --         --      to         --        0.01%     to        0.01%
 2010                             --      to         --         --      to         --        0.04%     to        0.04%
 2009                             --      to         --       0.35%     to       0.35%       0.35%     to        0.35%
 2008                             --      to         --       2.77%     to       2.77%       2.83%     to        2.83%
 2007                             --      to         --       5.01%     to       5.01%       5.07%     to        5.07%
PUTNAM VT MULTI-CAP GROWTH
 FUND
 2011                             --      to         --       0.25%     to       0.40%      (5.08)%    to       (4.88)%
 2010                             --      to         --       0.35%     to       0.57%      19.56%     to       19.87%
 2009                             --      to         --       0.29%     to       0.67%      32.14%     to       32.48%
 2008                             --      to         --       0.30%     to       0.30%     (38.75)%    to      (38.62)%
 2007                             --      to         --       0.16%     to       0.16%       5.74%     to        6.02%
PUTNAM VT SMALL CAP VALUE
 FUND
 2011                             --      to         --       0.48%     to       0.48%      (4.73)%    to       (4.73)%
 2010                             --      to         --       0.29%     to       0.29%      25.98%     to       25.98%
 2009                             --      to         --       1.61%     to       1.61%      31.53%     to       31.53%
 2008                             --      to         --       1.13%     to       1.13%     (39.36)%    to      (39.36)%
 2007                             --      to         --       0.53%     to       0.53%     (12.72)%    to      (12.72)%
PUTNAM VT GEORGE PUTNAM
 BALANCED FUND
 2011                             --      to         --       2.06%     to       2.06%       2.88%     to        2.88%
 2010                             --      to         --       5.32%     to       5.32%      11.20%     to       11.20%
 2009                             --      to         --       4.89%     to       4.89%      25.88%     to       25.88%
 2008                             --      to         --       4.94%     to       4.94%     (40.47)%    to      (40.47)%
 2007                             --      to         --       3.14%     to       3.14%       1.14%     to        1.14%
PUTNAM VT GLOBAL UTILITIES
 FUND
 2011                             --      to         --       4.03%     to       4.03%      (5.19)%    to       (5.19)%
 2010                             --      to         --       4.23%     to       4.23%       2.10%     to        2.10%
 2009                             --      to         --       4.25%     to       4.25%       7.66%     to        7.66%
 2008                             --      to         --       2.45%     to       2.45%     (30.33)%    to      (30.33)%
 2007                             --      to         --       1.88%     to       1.88%      20.25%     to       20.25%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER FUND
 2011                                 168,016      $14.184465      to      $35.287020          $5,874,386
 2010                                 181,837       17.266105      to       42.844173           7,743,140
 2009                                 193,750       14.293431      to       35.386121           6,806,684
 2008                                 210,969        8.721088      to       21.538000           4,536,743
 2007                                 221,161       13.849855      to       34.117626           7,537,231
PUTNAM VT CAPITAL
 OPPORTUNITIES FUND
 2011                                   7,039       18.724634      to       18.724634             131,807
 2010                                   9,881       19.942323      to       19.942323             197,047
 2009                                  13,404       15.395267      to       15.395267             206,366
 2008                                  16,639       10.572218      to       10.572218             175,912
 2007                                  14,844       16.311191      to       16.311191             242,120
PUTNAM VT EQUITY INCOME FUND
 2011                                  24,192       15.963640      to       16.562094             394,942
 2010                                  26,282       15.639461      to       16.249834             420,927
 2009                                  27,664       13.861395      to       14.430719             393,346
 2008                                  19,382       11.322627      to       11.322627             219,450
 2007                                  31,667       16.442989      to       16.442989             520,701
INVESCO VAN KAMPEN V.I.
 GROWTH AND INCOME FUND
 2011                                   4,404       10.035800      to       10.035800              44,202
 2010                                   3,547       10.267992      to       10.267992              36,425
 2009                                     632        9.152221      to        9.152221               5,784
INVESCO VAN KAMPEN V.I.
 COMSTOCK FUND
 2011                                  34,163       10.984671      to       10.984671             375,265
 2010                                  36,011       11.221180      to       11.221180             404,084
 2009                                 103,601        9.698918      to        9.698918           1,004,822
 2008                                 116,436        7.553239      to        7.553239             879,466
 2007                                 107,687       11.765234      to       11.765234           1,266,964

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER FUND
 2011                             --      to         --         --      to       0.28%     (17.85)%    to      (17.64)%
 2010                             --      to         --       1.21%     to       1.45%      20.80%     to       21.08%
 2009                             --      to         --       0.27%     to       1.12%      63.90%     to       64.30%
 2008                             --      to         --       0.29%     to       0.29%     (37.03)%    to      (36.87)%
 2007                             --      to         --       0.03%     to       0.03%       5.52%     to        5.79%
PUTNAM VT CAPITAL
 OPPORTUNITIES FUND
 2011                             --      to         --       0.13%     to       0.13%      (6.11)%    to       (6.11)%
 2010                             --      to         --       0.27%     to       0.27%      29.54%     to       29.54%
 2009                             --      to         --       0.63%     to       0.63%      45.62%     to       45.62%
 2008                             --      to         --       0.46%     to       0.46%     (35.18)%    to      (35.18)%
 2007                             --      to         --         --      to         --       (9.55)%    to       (9.55)%
PUTNAM VT EQUITY INCOME FUND
 2011                             --      to         --       1.85%     to       2.00%       1.92%     to        2.07%
 2010                             --      to         --       1.88%     to       2.10%      12.61%     to       12.83%
 2009                             --      to         --       1.10%     to       1.37%      27.45%     to       38.61%
 2008                             --      to         --       2.17%     to       2.17%     (31.14)%    to      (31.14)%
 2007                             --      to         --       1.24%     to       1.24%       3.19%     to        3.19%
INVESCO VAN KAMPEN V.I.
 GROWTH AND INCOME FUND
 2011                             --      to         --       0.99%     to       0.99%      (2.26)%    to       (2.26)%
 2010                             --      to         --       0.06%     to       0.06%      12.19%     to       12.19%
 2009                             --      to         --       4.12%     to       4.12%      24.11%     to       24.11%
INVESCO VAN KAMPEN V.I.
 COMSTOCK FUND
 2011                             --      to         --       1.36%     to       1.36%      (2.11)%    to       (2.11)%
 2010                             --      to         --       0.19%     to       0.19%      15.70%     to       15.70%
 2009                             --      to         --       4.51%     to       4.51%      28.41%     to       28.41%
 2008                             --      to         --       2.11%     to       2.11%     (35.80)%    to      (35.80)%
 2007                             --      to         --       1.55%     to       1.55%      (2.33)%    to       (2.33)%

  * This represents the annualized contract expenses of the Sub-Account for the year indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the Funds and charges made directly to contract owner accounts through the redemption of units. Where the expense ratio is the same for each unit value, it is presented in both the lowest and highest columns. Prior to January 1, 2011, the expense ratios presented within the financial highlights table reflected non-annualized expense rates. For the current and prior periods presented above, these rates have been annualized to reflect the charges that would have been incurred over the entire fiscal year.

 ** These amounts represent the dividends, excluding distributions of capital gains, received by the Sub- Account from the Fund, net of management fees assessed by the Fund's manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reductions in the unit values. The recognition of investment income by the Sub- Account is affected by the timing of the declaration of dividends by the Fund in which the Sub- Account invests. Where the investment income ratio is the same for each unit value, it is presented in both the lowest and highest columns.

*** This represents the total return for the year indicated and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the year indicated or from the effective date through the end of the reporting period.

  # Rounded unit values. Where only one unit value exists, it is presented in both the lowest and highest columns.

  +  See Note 1 for additional information related to this Sub-Account.

SEPARATE ACCOUNT VL II

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

    A summary of expense charges is provided in Note 3.

RIDERS:

    The Sponsor Company will make certain deductions for various Rider charges:

       Estate Protection Rider (per $1,000 of the net amount at risk) $0.2496 - $185.76

       Single Life Yearly Renewable Term Life Insurance Rider (per $1,000 of the net amount at risk) $1.01 - $179.44

       Deduction Amount Waiver Rider (of the monthly deduction amount) 6.90% - 34.50%

       Waiver of Specified Amount Disability Benefit Rider (per $1 of specified amount) $0.040 - $0.107

       Accidental Death Benefit Rider (per $1,000 of the net amount at risk) $1.00 - $2.196

       Term Insurance Rider (per $1,000 of the net amount at risk) $0.0912 - $158.98

       Child Insurance Rider (per $1,000 of coverage) $6.00

       Life Access Accelerated Benefit Rider (per $1,000 of the benefit net amount at risk) $0.0409 - $41.18

       Accelerated Death Benefit Rider $300.00 (when benefit is exercised)

       Guaranteed Minimum Accumulation Benefit Rider (Annual % of separate account value) 0.90%

       Guaranteed Paid-Up death Benefit Rider (Annual % of separate account value) 0.75%

       Disability Access Rider -- Monthly Charge (per $100 of monthly benefit) $0.96 - $16.80

       Disability Access Rider -- First Year Monthly Rider Issue Fee $10.00 (Monthly for the first twelve Monthly Activity Dates following the Rider Issue Date)

    These charges can be assessed as a reduction in unit values or a redemption of units as specified in the product prospectus.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Hartford Life Insurance Company
Hartford, Connecticut

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the consolidated financial statement schedules listed in the Index at Item 8. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the Company's adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts. As discussed in Note 4 of the consolidated financial statements, the Company changed its method of accounting and reporting for variable interest entities and embedded credit derivatives as required by accounting guidance adopted in 2010 and for other-than-temporary impairments as required by accounting guidance adopted in 2009.

DELOITTE & TOUCHE
Hartford, Connecticut
February 24, 2012 (May 29, 2012, as to the effects of the retrospective adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts as discussed in Note 1 and the subsequent events discussed in Note 21)

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                      2011           2010           2009
                                                 (IN MILLIONS)
--------------------------------------------------------------------------------
REVENUES
 Fee income and other                 $3,802         $3,806          $3,723
 Earned premiums                         234            260             377
 Net investment income (loss)
  Securities available-for-sale
   and other                           2,580          2,621           2,505
  Equity securities, trading             (14)           238             343
                                    --------       --------       ---------
 Total net investment income           2,566          2,859           2,848
 Net realized capital gains
  (losses):
  Total other-than-temporary
   impairment ("OTTI") losses           (196)          (712)         (1,722)
  OTTI losses recognized in other
   comprehensive income                   71            376             530
                                    --------       --------       ---------
  Net OTTI losses recognized in
   earnings                             (125)          (336)         (1,192)
  Net realized capital gains
   (losses), excluding net OTTI
   losses recognized in earnings         126           (608)            316
                                    --------       --------       ---------
   Total net realized capital
    gains (losses)                         1           (944)           (876)
                                    --------       --------       ---------
                    TOTAL REVENUES     6,603          5,981           6,072
                                    --------       --------       ---------
BENEFITS, LOSSES AND EXPENSES
 Benefits, loss and loss
  adjustment expenses                  3,107          2,948           3,716
 Benefits, loss and loss
  adjustment expenses -- returns
  credited on international
  unit-linked bonds and pension
  products                               (14)           238             343
 Amortization of deferred policy
  acquisition costs and present
  value of future profits                474            161           3,117
 Insurance operating costs and
  other expenses                       3,048          1,750           2,009
 Dividends to policyholders               17             21              12
                                    --------       --------       ---------
        TOTAL BENEFITS, LOSSES AND
                          EXPENSES     6,632          5,118           9,197
                                    --------       --------       ---------
     INCOME (LOSS) FROM CONTINUING
    OPERATIONS BEFORE INCOME TAXES       (29)           863          (3,125)
 Income tax expense (benefit)           (273)           187          (1,277)
                                    --------       --------       ---------
     INCOME (LOSS) FROM CONTINUING
            OPERATIONS, NET OF TAX       244            676          (1,848)
 Income (loss) from discontinued
  operations, net of tax                  --             31              (5)
                                    --------       --------       ---------
                 NET INCOME (LOSS)       244            707          (1,853)
   Net income attributable to the
    noncontrolling interest               --              8              10
                                    --------       --------       ---------
 NET INCOME (LOSS) ATTRIBUTABLE TO
   HARTFORD LIFE INSURANCE COMPANY     $ 244          $ 699        $ (1,863)
                                    --------       --------       ---------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2011           2010           2009
                                                 (IN MILLIONS)
--------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)
 Net income (loss)                       $244           $699        $(1,863)
                                     --------       --------       --------
Other comprehensive income (loss)
 (1)
  Change in net unrealized
   gain/loss on securities (2)          1,174          1,473          3,350
  Change in net gain/loss on
   cash-flow hedging instruments          103            117           (292)
  Change in foreign currency
   translation adjustments                 (2)           (17)           101
                                     --------       --------       --------
  Total other comprehensive income      1,275          1,573          3,159
                                     --------       --------       --------
         TOTAL COMPREHENSIVE INCOME    $1,519         $2,272         $1,296
                                     --------       --------       --------

(1) Net change in unrealized capital gain on securities is reflected net of tax benefit and other items of $636, $(793) and $(1,804) for the years ended December 31, 2011, 2010 and 2009, respectively. Net gain (loss) on cash flow hedging instruments is net of tax provision (benefit) of $(55), $(63) and $157 for the years ended December 31, 2011, 2010 and 2009, respectively. There is no tax effect on cumulative translation adjustments.

(2) There were reclassification adjustments for after-tax gains (losses) realized in net income of $52, $(121) and $(1,076) for the years ended December 31, 2011, 2010 and 2009, respectively.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

  HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

                                                   AS OF DECEMBER 31,
                                                 2011              2010
                                                  (IN MILLIONS, EXCEPT
                                                     FOR SHARE DATA)
--------------------------------------------------------------------------------
ASSETS
 Investments:
 Fixed maturities, available-for-sale, at         $47,778           $44,834
  fair value (amortized cost of $46,236 and
  $45,323) (includes variable interest
  entity assets, at fair value, of $153 and
  $406)
 Fixed maturities, at fair value using the          1,317               639
  fair value option (includes variable
  interest entity assets, at fair value, of
  $338 and $323)
 Equity securities, trading, at fair value          1,967             2,279
  (cost of $1,860 and $2,061)
 Equity securities, available for sale, at            398               340
  fair value (cost of $443 and $320)
 Mortgage loans (net of allowances for loan         4,182             3,244
  losses of $23 and $62)
 Policy loans, at outstanding balance               1,952             2,128
 Limited partnership and other alternative          1,376               838
  investments (includes variable interest
  entity assets of $7 and $14)
 Other investments                                  1,974             1,461
 Short-term investments                             3,882             3,489
                                              -----------       -----------
                           TOTAL INVESTMENTS       64,826            59,252
                                              -----------       -----------
 Cash                                               1,183               531
 Premiums receivable and agents' balances              64                67
 Reinsurance recoverables                           5,006             3,924
 Deferred policy acquisition costs and              3,448             3,694
  present value of future profits
 Deferred income taxes, net                         2,006             2,569
 Goodwill                                             470               470
 Other assets                                         925               692
 Separate account assets                          143,859           159,729
                                              -----------       -----------
                                TOTAL ASSETS     $221,787          $230,928
                                              -----------       -----------
LIABILITIES
 Reserve for future policy benefits and            11,831          $11, 385
  unpaid losses and loss adjustment expenses
 Other policyholder funds and benefits             45,016            43,395
  payable
 Other policyholder funds and benefits              1,929             2,252
  payable -- international unit-linked bonds
  and pension products
 Consumer notes                                       314               382
 Other liabilities (includes variable               9,927             6,398
  interest entity liabilities of $477 and
  $422)
 Separate account liabilities                     143,859           159,729
                                              -----------       -----------
                           TOTAL LIABILITIES     $212,876          $223,541
                                              -----------       -----------
COMMITMENTS AND CONTINGENCIES (NOTE 10)
STOCKHOLDER'S EQUITY
 Common stock -- 1,000 shares authorized,               6                 6
  issued and outstanding, par value $5,690
 Additional paid-in capital                         8,271             8,265
 Accumulated other comprehensive income               953              (322)
  (loss), net of tax
 Retained earnings                                   (319)             (562)
                                              -----------       -----------
                  TOTAL STOCKHOLDER'S EQUITY        8,911             7,387
                                              -----------       -----------
  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY     $221,787          $230,928
                                              -----------       -----------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                   ACCUMULATED
                                                           ADDITIONAL                 OTHER
                                       COMMON               PAID-IN               COMPREHENSIVE
                                        STOCK               CAPITAL               INCOME (LOSS)
                                                            (IN MILLIONS)
--------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2010               $ 6                 $ 8,265                   $ (322)
Capital contributions from parent         --                      6                        --
Dividends declared                        --                     --                        --
Net income                                --                     --                        --
Total other comprehensive income          --                     --                     1,275
                                         ---                 ------                 ---------
         BALANCE DECEMBER 31, 2011        $6                 $8,271                      $953
                                         ---                 ------                 ---------
BALANCE, DECEMBER 31, 2009               $ 6                 $ 8,457                 $ (2,070)
Capital contributions to parent           --                   (192)                       --
Dividends declared                        --                     --                        --
Cumulative effect of accounting           --                     --                       175
 changes, net of DAC and tax
Change in noncontrolling interest         --                     --                        --
 ownership
Net income                                --                     --                        --
Total other comprehensive income          --                     --                     1,573
                                         ---                 ------                 ---------
         BALANCE DECEMBER 31, 2010        $6                 $8,265                     $(322)
                                         ---                 ------                 ---------
BALANCE, DECEMBER 31, 2008, AS           $ 6                 $ 6,157                 $ (4,531)
 PREVIOUSLY REPORTED
Cumulative effect of accounting           --                     --                      (221)
 change, net of tax
                                         ---                 ------                 ---------
BALANCE, DECEMBER 31, 2008, AS             6                  6,157                    (4,752)
 CURRENTLY REPORTED, SEE NOTE 1
Capital contributions from parent         --                  2,300                        --
 (1)
Dividends declared                        --                     --                        --
Cumulative effect of accounting           --                     --                      (477)
 changes, net of DAC and tax
Change in noncontrolling interest         --                     --                        --
 ownership
Net loss                                  --                     --                        --
Total other comprehensive income          --                     --                     3,159
                                         ---                 ------                 ---------
         BALANCE DECEMBER 31, 2009        $6                 $8,457                   $(2,070)
                                         ---                 ------                 ---------


                                             RETAINED                                          TOTAL
                                             EARNINGS             NON-CONTROLLING          STOCKHOLDER'S
                                             (DEFICIT)               INTEREST                 EQUITY
                                                                (IN MILLIONS)
----------------------------------  ----------------------------------------------------------------------
BALANCE, DECEMBER 31, 2010                     $ (562)                  $ --                  $ 7,387
Capital contributions from parent                  --                     --                        6
Dividends declared                                 (1)                    --                       (1)
Net income                                        244                     --                      244
Total other comprehensive income                   --                     --                    1,275
                                              -------                  -----                  -------
         BALANCE DECEMBER 31, 2011              $(319)                  $ --                   $8,911
                                              -------                  -----                  -------
BALANCE, DECEMBER 31, 2009                    $ (1,113)                 $ 61                  $ 5,341
Capital contributions to parent                    --                     --                     (192)
Dividends declared                                  1                     --                        1
Cumulative effect of accounting                  (149)                                             26
 changes, net of DAC and tax
Change in noncontrolling interest                  --                    (69)                     (69)
 ownership
Net income                                        699                      8                      707
Total other comprehensive income                   --                     --                    1,573
                                              -------                  -----                  -------
         BALANCE DECEMBER 31, 2010              $(562)                  $ --                   $7,387
                                              -------                  -----                  -------
BALANCE, DECEMBER 31, 2008, AS                $ 1,446                  $ 165                  $ 3,243
 PREVIOUSLY REPORTED
Cumulative effect of accounting                (1,135)                    --                   (1,356)
 change, net of tax
                                              -------                  -----                  -------
BALANCE, DECEMBER 31, 2008, AS                    311                    165                    1,887
 CURRENTLY REPORTED, SEE NOTE 1
Capital contributions from parent                  --                     --                    2,300
 (1)
Dividends declared                                (38)                    --                      (38)
Cumulative effect of accounting                   477                     --                       --
 changes, net of DAC and tax
Change in noncontrolling interest                  --                   (114)                    (114)
 ownership
Net loss                                       (1,863)                    10                   (1,853)
Total other comprehensive income                   --                     --                    3,159
                                              -------                  -----                  -------
         BALANCE DECEMBER 31, 2009            $(1,113)                   $61                   $5,341
                                              -------                  -----                  -------

(1) For the year ended December 31, 2009, the Company received $2.1 billion in capital contributions from its parent and returned capital of $700 to its parent. The Company received noncash capital contributions of $887 as a result of valuations associated with the October 1, 2009 reinsurance transaction with an affiliated captive reinsurer. Refer to Note 16 of the Notes to Consolidated Financial Statements.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                        2011          2010           2009
                                                  (IN MILLIONS)
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income (loss)                        $244          $707        $(1,853)
 Adjustments to reconcile net
  income(loss) to net cash provided
  by operating activities
 Amortization of deferred policy
  acquisition costs and present
  value of future profits                  474           178          3,128
 Additions to deferred policy
  acquisition costs and present
  value of future profits                 (381)         (381)          (491)
 Change in:
 Reserve for future policy benefits
  and unpaid losses and loss
  adjustment expenses                      252            13            574
 Reinsurance recoverables                   57            26             66
 Receivables and other assets                9          (112)           (20)
 Payables and accruals                   2,402           295            420
 Accrued and deferred income taxes        (125)         (131)          (675)
 Net realized capital losses                 1           882            877
 Net receipts (disbursements) from
  investment contracts related to
  policyholder funds --
  international unit-linked bonds
  and pension products                    (323)         (167)           804
 Net (increase) decrease in equity
  securities, trading                      312           164           (809)
 Depreciation and amortization             194           207            173
 Other, net                               (108)          201            328
                                      --------      --------       --------
      NET CASH PROVIDED BY OPERATING
                          ACTIVITIES   $ 3,008        $1,882         $2,522
                                      --------      --------       --------
INVESTING ACTIVITIES
 Proceeds from the
  sale/maturity/prepayment of:
 Fixed maturities and short-term
  investments, available-for-sale      $19,203       $28,581        $37,224
 Fixed maturities, fair value option        37            20             --
 Equity securities,
  available-for-sale                       147           171            162
 Mortgage loans                            332         1,288            413
 Partnerships                              128           151            173
 Payments for the purchase of:
 Fixed maturities and short-term
  investments, available-for-sale      (20,517)      (28,871)       (35,519)
 Fixed maturities, fair value option      (661)          (74)            --
 Equity securities,
  available-for-sale                      (230)         (122)           (61)
 Mortgage loans                         (1,246)         (189)          (197)
 Partnerships                             (436)         (172)          (121)
 Proceeds from business sold                --           241             --
 Derivatives payments (sales), net         938          (644)          (520)
 Change in policy loans, net               176            (8)            34
 Change in payables for collateral
  under securities lending, net             --           (46)        (1,805)
 Change in all other, net                    1          (117)            25
                                      --------      --------       --------
     NET CASH PROVIDED BY (USED FOR)
                INVESTING ACTIVITIES  $ (2,128)         $209          $(192)
                                      --------      --------       --------
FINANCING ACTIVITIES
 Deposits and other additions to
  investment and universal life-type
  contracts                            $12,124       $15,405        $13,398
 Withdrawals and other deductions
  from investment and universal
  life-type contracts                  (22,720)      (25,030)       (23,487)
 Net transfers from (to) separate
  accounts related to investment and
  universal life-type contracts         10,439         8,211          6,805
 Net repayments at maturity or
  settlement of consumer notes             (68)         (754)           (74)
 Issuance of structured financing           --            --           (189)
 Capital contributions (1),(2)              --          (195)         1,397
 Dividends paid (1)                         --            --            (33)
                                      --------      --------       --------
         NET CASH USED FOR FINANCING
                          ACTIVITIES    $ (225)      $(2,363)       $(2,183)
                                      --------      --------       --------
 Foreign exchange rate effect on
  cash                                      (3)           10            (15)
 Net increase (decrease) in cash           652          (262)           132
 Cash -- beginning of year                 531           793            661
                                      --------      --------       --------
 CASH -- END OF YEAR                   $ 1,183          $531           $793
                                      --------      --------       --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Net cash paid (received) during the
  year for income taxes                  $(105)         $354          $(282)

SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND FINANCING ACTIVITIES:

(1) The Company made noncash dividends of $5 in 2009 related to the assumed reinsurance agreements with Hartford Life Insurance K.K.

(2) The Company received noncash capital contributions of $887 as a result of valuations associated with an October 1, 2009 reinsurance transaction with an affiliated captive reinsurer. Refer to Note 16 of the Notes to Consolidated Financial Statements for further discussion of this transaction.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

Hartford Life Insurance Company (together with its subsidiaries, "HLIC", "Company", "we" or "our") is a provider of insurance and investment products in the United States ("U.S.") and is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). The Hartford Financial Services Group, Inc. ("The Hartford") is the ultimate parent of the Company.

The Consolidated Financial Statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ materially from the accounting practices prescribed by various insurance regulatory authorities.

On January 1, 2012, the Company retrospectively adopted Accounting Standards Update ("ASU") No. 2010-26, FINANCIAL SERVICES -- INSURANCE (TOPIC 944):
ACCOUNTING FOR COSTS ASSOCIATED WITH ACQUIRING OR RENEWING INSURANCE CONTRACTS which clarifies the definition of policy acquisition costs that are eligible for deferral. All related amounts for prior reporting periods have been revised accordingly. As a result of this accounting change, total stockholder's equity as of January 1, 2009, decreased by approximately $1.3 billion, after-tax from $3.2 billion, as previously reported, to $1.9 billion due to a reduction of the Company's deferred acquisition cost asset balance related to certain costs that do not meet the provisions of the revised standard.

The effect of adoption of this accounting standard on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations is as follows:

                                                                                      DECEMBER 31, 2011
                                                               AS PREVIOUSLY                                      AS CURRENTLY
                                                                 REPORTED              EFFECT OF CHANGE             REPORTED
---------------------------------------------------------------------------------------------------------------------------------
Deferred policy acquisition costs and present value of
 future profits                                                    $4,598                   $(1,150)                  $3,448
Deferred income taxes, net                                         $1,606                      $400                   $2,006
Retained earnings (accumulated deficit)                              $555                     $(874)                   $(319)
Accumulated other comprehensive income (loss), net of tax            $829                      $124                     $953
Total stockholders' equity                                         $9,661                     $(750)                  $8,911

                                                                                      DECEMBER 31, 2010
                                                               AS PREVIOUSLY                                      AS CURRENTLY
                                                                 REPORTED              EFFECT OF CHANGE             REPORTED
---------------------------------------------------------------------------------------------------------------------------------
Deferred policy acquisition costs and present value of
 future profits                                                    $4,949                   $(1,255)                  $3,694
Deferred income taxes, net                                         $2,138                      $431                   $2,569
Retained earnings                                                    $312                     $(874)                   $(562)
Accumulated other comprehensive income (loss), net of tax           $(372)                      $50                    $(322)
Total stockholders' equity                                         $8,211                     $(824)                  $7,387

                                                                                 YEAR ENDED DECEMBER 31, 2011
                                                               AS PREVIOUSLY                                      AS CURRENTLY
                                                                 REPORTED              EFFECT OF CHANGE             REPORTED
---------------------------------------------------------------------------------------------------------------------------------
Amortization of deferred policy acquisition costs and
 present value of future profits                                     $616                    $(142)                     $474
Insurance operating costs and other expenses                       $2,896                     $152                    $3,048
Loss from continuing operations before income taxes                  $(19)                    $(10)                     $(29)
Income tax benefit                                                  $(263)                    $(10)                    $(273)
Net income attributable to Hartford Life Insurance Company           $244                     $ --                      $244

                                                                                YEAR ENDED DECEMBER 31, 2010
                                                              AS PREVIOUSLY                                       AS CURRENTLY
                                                                REPORTED              EFFECT OF CHANGE              REPORTED
---------------------------------------------------------------------------------------------------------------------------------
Amortization of deferred policy acquisition costs and
 present value of future profits                                    $215                     $(54)                      $161
Insurance operating costs and other expenses                      $1,610                     $140                     $1,750
Income (loss) from continuing operations before income
 taxes                                                              $949                     $(86)                      $863
Income tax expense (benefit)                                        $228                     $(41)                      $187
Net income (loss)                                                   $752                     $(45)                      $707
Net income (loss) attributable to Hartford Life Insurance
 Company                                                            $744                     $(45)                      $699

                                                                                YEAR ENDED DECEMBER 31, 2009
                                                             As previously                                        As currently
                                                                reported              Effect of change              reported
---------------------------------------------------------------------------------------------------------------------------------
Amortization of deferred policy acquisition costs and
 present value of future profits                                  $3,716                    $(599)                    $3,117
Insurance operating costs and other expenses                      $1,826                     $183                     $2,009
Income (loss) from continuing operations before income
 taxes                                                           $(3,541)                    $416                    $(3,125)
Income tax expense (benefit)                                     $(1,399)                    $122                    $(1,277)
Net income (loss)                                                $(2,147)                    $294                    $(1,853)
Net income (loss) attributable to Hartford Life Insurance
 Company                                                         $(2,157)                    $294                    $(1,863)

CONSOLIDATION

The Consolidated Financial Statements include the accounts of HLIC, companies in which the Company directly or indirectly has a controlling financial interest and those variable interest entities ("VIEs") in which the Company is required to consolidate. Entities in which HLIC has significant influence over the operating and financing decisions but are not required to consolidate are reported using the equity method. For further discussions on VIEs, see Note 4 of the Notes to Consolidated Financial Statements. Material intercompany transactions and balances between HLIC and its subsidiaries have been eliminated.

DISCONTINUED OPERATIONS

The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company is presenting the operations of certain businesses that meet the criteria for reporting as discontinued operations. Amounts for prior periods have been retrospectively reclassified. See Note 19 of the Notes to Consolidated Financial Statements for information on the specific subsidiaries and related impacts.

USE OF ESTIMATES

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining estimated gross profits used in the valuation and amortization of assets and liabilities associated with variable annuity and other universal life-type contracts; evaluation of other-than-temporary impairments on available-for-sale securities and valuation allowances on investments; living benefits required to be fair valued; goodwill impairment; valuation of investments and derivative instruments; valuation allowance on deferred tax assets; and contingencies relating to corporate litigation and regulatory matters. Certain of these estimates are particularly sensitive to market conditions, and deterioration and/or volatility in the worldwide debt or equity markets could have a material impact on the Consolidated Financial Statements.

MUTUAL FUNDS

The Company maintains a retail mutual fund operation whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (collectively, "mutual funds"), consisting of 57 non-proprietary mutual funds, as of December 31, 2011. The Company charges fees to these mutual funds, which are recorded as revenue by the Company. These mutual funds are registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company. In the fourth quarter of 2011, the Company entered into a preferred partnership agreement with Wellington Management Company, LLP ("Wellington Management") and announced that Wellington Management will serve as the sole sub-advisor for The Hartford's non-proprietary mutual funds, including equity and fixed income funds, pending a fund-by-fund review by The Hartford's mutual funds board of directors. As of December 31, 2011, Wellington Management served as the sub-advisor for 29 of The Hartford's non-proprietary mutual funds and has been the primary manager for the Company's equity funds.

The mutual funds are owned by the shareholders of those funds and not by the Company. As such, the mutual fund assets and liabilities and related investment returns are not reflected in the Company's Consolidated Financial Statements since they are not assets, liabilities and operations of the Company.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are described below or are referenced below to the applicable Note where the description is included.

                                                                       Note
--------------------------------------------------------------------------------
ACCOUNTING POLICY
Fair Value Measurements                                                   3
Investments and Derivative Instruments                                    4
Reinsurance                                                               5
Deferred Policy Acquisition Costs and Present Value of Future
 Profits                                                                  6
Goodwill and Other Intangible Assets                                      7
Separate Accounts, Death Benefits and Other Insurance Benefit
 Features                                                                 8
Sales Inducements                                                         9
Commitments and Contingencies                                            10
Income Taxes                                                             11

REVENUE RECOGNITION

For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. For the Company's traditional life and group disability products premiums are recognized as revenue when due from policyholders.

DIVIDENDS TO POLICYHOLDERS

Policyholder dividends are paid to certain life insurance policyholders. Policies that receive dividends are referred to as participating policies. Such dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Participating policies were 2%, 3% and 3% of the total life insurance policies as of December 31, 2011, 2010, and 2009, respectively. Dividends to policyholders were $17, $21 and $12 for the years ended December 31, 2011, 2010, and 2009, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholder's, the policyholder's share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

CASH

Cash represents cash on hand and demand deposits with banks or other financial institutions.

OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE

The Company has classified its fixed and variable annuities, 401(k), certain governmental annuities, private placement life insurance ("PPLI"), variable universal life insurance, universal life insurance and interest sensitive whole life insurance as universal life-type contracts. The liability for universal life-type contracts is equal to the balance that accrues to the benefit of the policyholders as of the financial statement date (commonly referred to as the account value), including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

The Company has classified its institutional and governmental products, without life contingencies, including funding agreements, certain structured settlements and guaranteed investment contracts, as investment contracts. The liability for investment contracts is equal to the balance that accrues to the benefit of the contract holder as of the financial statement date, which includes the accumulation of deposits plus credited interest, less withdrawals and amounts assessed through the financial statement date. Contract holder funds include funding agreements held by Variable Interest Entities issuing medium-term notes.

RESERVE FOR FUTURE POLICY BENEFITS AND UNPAID LOSSES AND LOSS ADJUSTMENT

Liabilities for the Company's group life and disability contracts as well its individual term life insurance policies include amounts for unpaid losses and future policy benefits. Liabilities for unpaid losses include estimates of amounts to fully settle known reported claims as well as claims related to insured events that the Company estimates have been incurred but have not yet been reported. Liabilities for future policy benefits are calculated by the net level premium method using interest, withdrawal and mortality assumptions appropriate at the time the policies were issued. The methods used in determining the liability for unpaid losses and future policy benefits are standard actuarial methods recognized by the American Academy of Actuaries. For the tabular reserves, discount rates are based on the Company's earned investment yield and the morbidity/mortality tables used are standard industry tables modified to reflect the Company's actual experience when appropriate. In particular, for the Company's group disability known claim reserves, the morbidity table for the early durations of claim is based exclusively on the Company's experience, incorporating factors such as gender, elimination period and diagnosis. These reserves are computed such that they are expected to meet the Company's future policy obligations. Future policy benefits are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company's reserve levels and related future operations and, as such, provisions for adverse deviation are built into the long-tailed liability assumptions.

Certain contracts classified as universal life-type may also include additional death or other insurance benefit features, such as guaranteed minimum death benefits offered with variable annuity contracts and no lapse guarantees offered with universal life insurance contracts. An additional liability is established for these benefits by estimating the expected present value of the benefits in excess of the projected account value in proportion to the present value of total expected assessments. Excess benefits are accrued as a liability as actual assessments are recorded. Determination of the expected value of excess benefits and assessments are based on a range of scenarios and assumptions including those related to market rates of return and volatility, contract surrender rates and mortality experience. Revisions to assumptions are made consistent with the Company's process for a DAC unlock. For further information, see MD&A, Critical Accounting Estimates, Life Deferred Policy Acquisition Costs and Present Value of Future Benefits.

FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses are reflected in stockholders' equity as a component of accumulated other comprehensive income. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of the international operations are generally their functional currencies.

2. SEGMENT INFORMATION

The Company has five reporting segments: Individual Annuity, Individual Life, Retirement Plans, Mutual Funds and Runoff Operations, as well as an Other category, as follows:

INDIVIDUAL ANNUITY

Individual Annuity offers variable, fixed market value adjusted ("MVA"), fixed index and single premium immediate annuities and longevity assurance to individuals.

INDIVIDUAL LIFE

Individual Life sells a variety of life insurance products, including variable universal life, universal life, and term life.

RETIREMENT PLANS

Retirement Plans provides products and services to corporations pursuant to
Section 401(k) of the Internal Revenue Service Code of 1986 as amended ("the Code") and products and services to municipalities and not-for-profit organizations under Sections 457 and 403(b) of the Code, collectively referred to as government plans.

MUTUAL FUNDS

Mutual Funds offers retail mutual funds, investment-only mutual funds and college savings plans under Section 529 of the Code (collectively referred to as non-proprietary) and proprietary mutual funds supporting the insurance products issued by The Hartford.

RUNOFF OPERATIONS

Runoff Operations consists of the international annuity business of the former Global Annuity reporting segment as well as certain product offerings previously included in the former Global Annuity and Life Insurance reporting segments. Runoff Operations encompasses the administration of investment retirement savings and other insurance and savings products to individuals and groups outside of the U.S., primarily in Japan and Europe, as well institutional investment products and private placement life insurance. In addition, Runoff Operations includes direct and assumed guaranteed minimum income benefit ("GMIB"), guaranteed minimum death benefit ("GMDB"), guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") which is subsequently ceded to an affiliated captive reinsurer.

OTHER

The Company includes in an Other category corporate items not directly allocated to any of its reporting segments, intersegment eliminations, and certain group benefit products, including group life and group disability insurance that is directly written by the Company and for which nearly half is ceded to its parent, Hartford Life and Accident Insurance Company ("HLA").

The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies in Note 1. The Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. Each operating segment is allocated corporate surplus as needed to support its business.

The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Inter-segment revenues primarily occur between the Company's Other category and the reporting segments. These amounts primarily include interest income on allocated surplus and interest charges on excess separate account surplus. Consolidated net investment income is unaffected by such transactions.

The following tables represent summarized financial information concerning the Company's reporting segments.

                                                        AS OF DECEMBER 31,
                                                      2011              2010
--------------------------------------------------------------------------------
ASSETS
 Individual Annuity                                    $87,141           $99,357
 Individual Life                                        17,095            15,546
 Retirement Plans                                       35,143            33,854
 Mutual Funds                                              182               153
 Runoff Operations                                      79,640            78,870
 Other                                                   2,586             3,148
                                                   -----------       -----------
                                     TOTAL ASSETS     $221,787          $230,928
                                                   -----------       -----------

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                   2011                     2010                     2009
---------------------------------------------------------------------------------------------------------------------------------
REVENUES BY PRODUCT LINE
EARNED PREMIUMS, FEES, AND OTHER CONSIDERATIONS
 INDIVIDUAL ANNUITY
  Individual variable annuity                                      $1,595                   $1,707                    $1,551
  Fixed / MVA and other annuity                                        56                       14                        (2)
                                                                 --------                 --------                 ---------
  Total Individual Annuity                                          1,651                    1,721                     1,549
 INDIVIDUAL LIFE
  Variable life                                                       396                      416                       503
  Universal life                                                      429                      367                       362
  Term life                                                            33                       36                        37
                                                                 --------                 --------                 ---------
  Total Individual Life                                               858                      819                       902
 RETIREMENT PLANS
  401(k)                                                              332                      318                       286
  Government plans                                                     48                       41                        38
                                                                 --------                 --------                 ---------
  Total Retirement Plans                                              380                      359                       324
 MUTUAL FUNDS
  Non-Proprietary                                                     511                      519                       437
  Proprietary                                                          58                       61                        --
                                                                 --------                 --------                 ---------
  Total Mutual Funds                                                  569                      580                       437
                                                                 --------                 --------                 ---------
 RUNOFF OPERATIONS                                                    221                      254                       549
                                                                 --------                 --------                 ---------
 OTHER                                                                357                      333                       339
                                                                 --------                 --------                 ---------
  Total premiums, fees, and other considerations                    4,036                    4,066                     4,100
                                                                 --------                 --------                 ---------
 Net investment income                                              2,566                    2,859                     2,848
 Net realized capital losses                                            1                     (944)                     (876)
                                                                 --------                 --------                 ---------
                                            TOTAL REVENUES         $6,603                   $5,981                    $6,072
                                                                 --------                 --------                 ---------
NET INCOME (LOSS) ATTRIBUTABLE TO HARTFORD LIFE INSURANCE
 COMPANY
 Individual Annuity                                                  $101                     $364                   $(1,710)
 Individual Life                                                       85                      164                         4
 Retirement Plans                                                       3                        6                      (245)
 Mutual Funds                                                          98                      129                        32
 Runoff Operations                                                     (3)                     (44)                      146
 Other                                                                (40)                      80                       (90)
                                                                 --------                 --------                 ---------
                                   TOTAL NET INCOME (LOSS)           $244                     $699                   $(1,863)
                                                                 --------                 --------                 ---------
NET INVESTMENT INCOME (LOSS)
 Individual Annuity                                                  $769                     $813                      $770
 Individual Life                                                      420                      362                       304
 Retirement Plans                                                     396                      364                       315
 Mutual Funds                                                           1                       (1)                      (16)
 Runoff Operations                                                    941                    1,221                     1,279
 Other                                                                 39                      100                       196
                                                                 --------                 --------                 ---------
                               TOTAL NET INVESTMENT INCOME         $2,566                   $2,859                    $2,848
                                                                 --------                 --------                 ---------
AMORTIZATION OF DEFERRED POLICY ACQUISITION AND PRESENT
 VALUE OF FUTURE PROFITS
 Individual Annuity                                                  $162                     $(34)                   $2,767
 Individual Life                                                      169                      101                       254
 Retirement Plans                                                      84                       21                        32
 Mutual Funds                                                          47                       51                        50
 Runoff Operations                                                     12                       22                        16
 Other                                                                 --                       --                        (2)
                                                                 --------                 --------                 ---------
                                 TOTAL AMORTIZATION OF DAC           $474                     $161                    $3,117
                                                                 --------                 --------                 ---------
INCOME TAX EXPENSE (BENEFIT)
 Individual Annuity                                                 $(214)                     $38                   $(1,162)
 Individual Life                                                       12                       77                       (29)
 Retirement Plans                                                     (52)                      (9)                     (156)
 Mutual Funds                                                          52                       51                        20
 Runoff Operations                                                    (47)                      10                        80
 Other                                                                (24)                      20                       (30)
                                                                 --------                 --------                 ---------
                        TOTAL INCOME TAX EXPENSE (BENEFIT)          $(273)                    $187                   $(1,277)
                                                                 --------                 --------                 ---------

3. FAIR VALUE MEASUREMENTS

The following financial instruments are carried at fair value in the Company's Consolidated Financial Statements: fixed maturity and equity securities, available-for-sale ("AFS"), fixed maturities at fair value using fair value option ("FVO"); equity securities, trading; short-term investments; freestanding and embedded derivatives; separate account assets; and certain other liabilities.

The following section applies the fair value hierarchy and disclosure requirements for the Company's financial instruments that are carried at fair value. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad Levels (Level 1, 2 and 3).

Level 1 Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasuries, money market funds, and exchange traded equity and derivative securities.

Level 2 Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most fixed maturities and preferred stocks are model priced by vendors using observable inputs and are classified within Level 2.

Level 3 Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Level 3 securities include less liquid securities, guaranteed product embedded and reinsurance derivatives and other complex derivatives securities. Because Level 3 fair values, by their nature, contain unobservable inputs as there is little or no observable market for these assets and liabilities, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the Company's best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2011. In most cases, both observable (e.g., changes in interest rates) and unobservable (e.g., changes in risk assumptions) inputs are used in the determination of fair values that the Company has classified within Level 3. Consequently, these values and the related gains and losses are based upon both observable and unobservable inputs. The Company's fixed maturities included in Level 3 are classified as such because these securities are primarily priced by independent brokers and/or within illiquid markets.

                                                                          DECEMBER 31, 2011
                                                           QUOTED PRICES                SIGNIFICANT               SIGNIFICANT
                                                         IN ACTIVE MARKETS              OBSERVABLE               UNOBSERVABLE
                                                       FOR IDENTICAL ASSETS               INPUTS                    INPUTS
                                       TOTAL                 (LEVEL 1)                   (LEVEL 2)                 (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS ACCOUNTED FOR AT FAIR VALUE
 ON A RECURRING BASIS
Fixed maturities, AFS
 ABS                                     $2,093                    $ --                     $1,776                      $317
 CDOs                                     1,798                      --                      1,470                       328
 CMBS                                     4,269                      --                      3,921                       348
 Corporate                               30,229                      --                     28,732                     1,497
 Foreign government/government
  agencies                                1,224                      --                      1,187                        37
 States, municipalities and
  political subdivisions
  ("Municipal")                           1,557                      --                      1,175                       382
 RMBS                                     3,823                      --                      2,890                       933
 U.S. Treasuries                          2,785                     487                      2,298                        --
                                    -----------             -----------                  ---------                 ---------
Total fixed maturities                   47,778                     487                     43,449                     3,842
Fixed maturities, FVO                     1,317                      --                        833                       484
Equity securities, trading                1,967                   1,967                         --                        --
Equity securities, AFS                      398                     227                        115                        56
Derivative assets
 Credit derivatives                         (27)                     --                         (6)                      (21)
 Equity derivatives                          31                      --                         --                        31
 Foreign exchange derivatives               505                      --                        505                        --
 Interest rate derivatives                   78                      --                         38                        40
 U.S. GMWB hedging instruments              494                      --                         11                       483
 U.S. macro hedge program                   357                      --                         --                       357
 International program hedging
  instruments                               533                      --                        567                       (34)
                                    -----------             -----------                  ---------                 ---------
Total derivative assets (1)               1,971                      --                      1,115                       856
Short-term investments                    3,882                     520                      3,362                        --
Reinsurance recoverable for U.S.
 GMWB and Japan GMWB, GMIB, and
 GMAB                                     3,073                      --                         --                     3,073
Separate account assets (2)             139,421                 101,633                     36,757                     1,031
                                    -----------             -----------                  ---------                 ---------
TOTAL ASSETS ACCOUNTED FOR AT FAIR
        VALUE ON A RECURRING BASIS     $199,807                 104,834                     85,631                     9,342
                                    -----------             -----------                  ---------                 ---------
LIABILITIES ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
Other policyholder funds and
 benefits payable
 Guaranteed living benefits             $(5,776)                   $ --                       $ --                   $(5,776)
 Equity linked notes                         (9)                     --                         --                        (9)
                                    -----------             -----------                  ---------                 ---------
Total other policyholder funds and
 benefits payable                        (5,785)                     --                         --                    (5,785)
Derivative liabilities
 Credit derivatives                        (493)                     --                        (25)                     (468)
 Equity derivatives                           5                      --                         --                         5
 Foreign exchange derivatives               140                      --                        140                        --
 Interest rate derivatives                 (315)                     --                       (184)                     (131)
 U.S. GMWB hedging instruments              400                      --                         --                       400
 International program hedging
  instruments                                 9                      --                         10                        (1)
                                    -----------             -----------                  ---------                 ---------
Total derivative liabilities (3)           (254)                     --                        (59)                     (195)
Other liabilities                            (9)                     --                         --                        (9)
Consumer notes (4)                           (4)                     --                         --                        (4)
                                    -----------             -----------                  ---------                 ---------
TOTAL LIABILITIES ACCOUNTED FOR AT
   FAIR VALUE ON A RECURRING BASIS      $(6,052)                   $ --                       $(59)                  $(5,993)
                                    -----------             -----------                  ---------                 ---------

                                                                      DECEMBER 31, 2010
                                                           QUOTED PRICES                SIGNIFICANT               SIGNIFICANT
                                                         IN ACTIVE MARKETS              OBSERVABLE               UNOBSERVABLE
                                                       FOR IDENTICAL ASSETS               INPUTS                    INPUTS
                                       TOTAL                 (LEVEL 1)                   (LEVEL 2)                 (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS ACCOUNTED FOR AT FAIR VALUE
 ON A RECURRING BASIS
Fixed maturities, AFS
 ABS                                     $2,068                    $ --                     $1,660                      $408
 CDOs                                     1,899                      --                         30                     1,869
 CMBS                                     5,028                      --                      4,536                       492
 Corporate                               26,915                      --                     25,429                     1,486
 Foreign government/government
  agencies                                1,002                      --                        962                        40
 Municipal                                1,032                      --                        774                       258
 RMBS                                     4,118                      --                      3,013                     1,105
 U.S. Treasuries                          2,772                     248                      2,524                        --
                                    -----------             -----------                  ---------                 ---------
Total fixed maturities                   44,834                     248                     38,928                     5,658
Fixed maturities, FVO                       639                      --                        128                       511
Equity securities, trading                2,279                   2,279                         --                        --
Equity securities, AFS                      340                     174                        119                        47
Derivative assets
 Credit derivatives                         (11)                     --                        (19)                        8
 Equity derivatives                           2                      --                         --                         2
 Foreign exchange derivatives               784                      --                        784                        --
 Interest rate derivatives                  (99)                     --                        (63)                      (36)
 U.S. GMWB hedging instruments              339                      --                       (122)                      461
 U.S. macro hedge program                   203                      --                         --                       203
 International program hedging
  instruments                               235                       2                        228                         5
                                    -----------             -----------                  ---------                 ---------
Total derivative assets (1)               1,453                       2                        808                       643
Short-term investments                    3,489                     204                      3,285                        --
Reinsurance recoverable for U.S.
 GMWB and Japan GMWB, GMIB, and
 GMAB                                     2,002                      --                         --                     2,002
Separate account assets (2)             153,713                 116,703                     35,763                     1,247
                                    -----------             -----------                  ---------                 ---------
TOTAL ASSETS ACCOUNTED FOR AT FAIR
        VALUE ON A RECURRING BASIS     $208,749                 119,610                     79,031                    10,108
                                    -----------             -----------                  ---------                 ---------
LIABILITIES ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
Other policyholder funds and
 benefits payable
 Guaranteed living benefits             $(4,258)                   $ --                       $ --                   $(4,258)
 Equity linked notes                         (9)                     --                         --                        (9)
                                    -----------             -----------                  ---------                 ---------
Total other policyholder funds and
 benefits payable                        (4,267)                     --                         --                    (4,267)
Derivative liabilities
 Credit derivatives                        (401)                     --                        (49)                     (352)
 Equity derivatives                           2                      --                         --                         2
 Foreign exchange derivatives               (25)                     --                        (25)                       --
 Interest rate derivatives                  (59)                     --                        (42)                      (17)
 U.S. GMWB hedging instruments              128                      --                        (11)                      139
 International program hedging
  instruments                                (2)                     (2)                        --                        --
                                    -----------             -----------                  ---------                 ---------
Total derivative liabilities (3)           (357)                     (2)                      (127)                     (228)
Other liabilities                           (37)                     --                         --                       (37)
Consumer notes (4)                           (5)                     --                         --                        (5)
                                    -----------             -----------                  ---------                 ---------
TOTAL LIABILITIES ACCOUNTED FOR AT
   FAIR VALUE ON A RECURRING BASIS      $(4,666)                    $(2)                     $(127)                  $(4,537)
                                    -----------             -----------                  ---------                 ---------

(1) Includes over-the-counter derivative instruments in a net asset value position which may require the counterparty to pledge collateral to the Company. At December 31, 2011 and 2010, $1.4 billion and $962, respectively was the amount of cash collateral liability that was netted against the derivative asset value on the Consolidated Balance Sheet, and is excluded from the table above. For further information on derivative liabilities, see below in this Note 3.

(2) As of December 31, 2011 and 2010 excludes approximately $4 and $6 billion of investment sales receivable that are not subject to fair value accounting, respectively.

(3) Includes over-the-counter derivative instruments in a net negative market value position (derivative liability). In the Level 3 roll forward table included below in this Note, the derivative asset and liability are referred to as "freestanding derivatives" and are presented on a net basis.

(4) Represents embedded derivatives associated with non-funding agreement-backed consumer equity-linked notes.

DETERMINATION OF FAIR VALUES

The valuation methodologies used to determine the fair values of assets and liabilities under the "exit price" notion, reflect market-participant objectives and are based on the application of the fair value hierarchy that prioritizes relevant observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices where available and where prices represent a reasonable estimate of fair value. The Company also determines fair value based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's default spreads, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above tables.

The fair valuation process is monitored by the Valuation Committee, which is a cross-functional group of senior management within HIMCO that meets at least quarterly. The Valuation Committee is co-chaired by the Heads of Investment Operations and Accounting, and has representation from various investment sector professionals, accounting, operations, legal, compliance and risk management. The purpose of the committee is to oversee the pricing policy and procedures by ensuring objective and reliable valuation practices and pricing of financial instruments, as well as addressing fair valuation issues and approving changes to valuation methodologies and pricing sources. There is also a Fair Value Working Group ("Working Group") which includes the Heads of Investment Operations and Accounting, as well as other investment, operations, accounting and risk management professionals that meet monthly to review market data trends, pricing and trading statistics and results, and any proposed pricing methodology changes described in more detail in the following paragraphs.

AVAILABLE-FOR-SALE SECURITIES, FIXED MATURITIES, FVO, EQUITY SECURITIES, TRADING, AND SHORT-TERM INVESTMENTS

The fair value of AFS securities, fixed maturities, FVO, equity securities, trading, and short-term investments in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third-party pricing services will normally derive the security prices from recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the third-party pricing services and independent brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of ABS and RMBS are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.

Prices from third-party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding.

A pricing matrix is used to price private placement securities for which the Company is unable to obtain a price from a third-party pricing service by discounting the expected future cash flows from the security by a developed market discount rate utilizing current credit spreads. Credit spreads are developed each month using market based data for public securities adjusted for credit spread differentials between public and private securities which are obtained from a survey of multiple private placement brokers. The appropriate credit spreads determined through this survey approach are based upon the issuer's financial strength and term to maturity, utilizing an independent public security index and trade information and adjusting for the non-public nature of the securities.

The Working Group performs an ongoing analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. As a part of this analysis, the Company considers trading volume, new issuance activity and other factors to determine whether the market activity is significantly different than normal activity in an active market, and if so, whether transactions may not be orderly considering the weight of available evidence. If the available evidence indicates that pricing is based upon transactions that are stale or not orderly, the Company places little, if any, weight on the transaction price and will estimate fair value utilizing an internal pricing model. In addition, the Company ensures that prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models developed based on spreads, and when available, market indices. As a result of this analysis, if the Company determines that there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly and approved by the Valuation Committee. The Company's internal pricing model utilizes the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the model include, but are not limited to, current market inputs, such as credit loss assumptions, estimated prepayment speeds and market risk premiums.

The Company conducts other specific activities to monitor controls around pricing. Daily analyses identify price changes over 3-5%, sale trade prices that differ over 3% from the prior day's price and purchase trade prices that differ more than 3% from the current day's price. Weekly analyses identify prices that differ more than 5% from published bond prices of a corporate bond index. Monthly analyses identify price changes over 3%, prices that haven't changed, missing prices and second source validation on most sectors. Analyses are conducted by a dedicated pricing unit who follows up with trading and investment sector professionals and challenges prices with vendors when the estimated assumptions used differ from what the Company feels a market participant would use. Any changes from the identified pricing source are verified by further confirmation of assumptions used. Examples of other procedures performed include, but are not limited to, initial and on-going review of third-party pricing services' methodologies, review of pricing statistics and trends and back testing recent trades. For a sample of structured securities, a comparison of the vendor's assumptions to our internal econometric models is also performed; any differences are challenged in accordance with the process described above.

The Company has analyzed the third-party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Most prices provided by third-party pricing services are classified into Level 2 because the inputs used in pricing the securities are market observable. Due to a general lack of transparency in the process that brokers use to develop prices, most valuations that are based on brokers' prices are classified as Level 3. Some valuations may be classified as Level 2 if the price can be corroborated with observable market data.

DERIVATIVE INSTRUMENTS, INCLUDING EMBEDDED DERIVATIVES WITHIN INVESTMENTS

Derivative instruments are fair valued using pricing valuation models; that utilize independent market data inputs, quoted market prices for exchange-traded derivatives, or independent broker quotations. Excluding embedded and reinsurance related derivatives, as of December 31, 2011 and 2010, 98% and 97%, respectively, of derivatives, based upon notional values, were priced by valuation models or quoted market prices. The remaining derivatives were priced by broker quotations. The Company performs a monthly analysis on derivative valuations which includes both quantitative and qualitative analysis. Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, back testing recent trades, analyzing the impacts of changes in the market environment, and review of changes in market value for each derivative including those derivatives priced by brokers.

The Company performs various controls on derivative valuations which includes both quantitative and qualitative analysis. Analyses are conducted by a dedicated derivative pricing team that works directly with investment sector professionals to analyze impacts of changes in the market environment and investigate variances. There is a monthly analysis to identify market value changes greater than pre-defined thresholds, stale prices, missing prices and zero prices. Also on a monthly basis, a second source validation, typically to broker quotations, is performed for certain of the more complex derivatives, as well as for all new deals during the month. A model validation review is performed on any new models, which typically includes detailed documentation and validation to a second source. The model validation documentation and results of validation are presented to the Valuation Committee for approval. There is a monthly control to review changes in pricing sources to ensure that new models are not moved to production until formally approved.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instrument may not be classified with the same fair value hierarchy level as the associated assets and liabilities. Therefore the realized and unrealized gains and losses on derivatives reported in Level 3 may not reflect the offsetting impact of the realized and unrealized gains and losses of the associated assets and liabilities.

VALUATION TECHNIQUES AND INPUTS FOR INVESTMENTS

Generally, the Company determines the estimated fair value of its AFS securities, fixed maturities, FVO, equity securities, trading, and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. For Level 1 investments, which are comprised of on-the-run U.S. Treasuries, exchange-traded equity securities, short-term investments, and exchange traded futures and option contracts, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

For most of the Company's debt securities, the following inputs are typically used in the Company's pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps. Derivative instruments are valued using mid-market inputs that are predominantly observable in the market.

A description of additional inputs used in the Company's Level 2 and Level 3 measurements is listed below:

Level 2 The fair values of most of the Company's Level 2 investments are determined by management after considering prices received from third party pricing services. These investments include most fixed maturities and preferred stocks, including those reported in separate account assets.
           - ABS, CDOS, CMBS AND RMBS -- Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions, credit default swap indices and, for ABS and RMBS, estimated prepayment rates.
           - CORPORATES, INCLUDING INVESTMENT GRADE PRIVATE PLACEMENTS -- Primary inputs also include observations of credit default swap curves related to the issuer.
           - FOREIGN GOVERNMENT/GOVERNMENT AGENCIES -- Primary inputs also include observations of credit default swap curves related to the issuer and political events in emerging markets.
           - MUNICIPALS -- Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.
           - SHORT-TERM INVESTMENTS -- Primary inputs also include material event notices and new issue money market rates.
           - EQUITY SECURITIES, TRADING -- Consist of investments in mutual funds. Primary inputs include net asset values obtained from third party pricing services.
           - CREDIT DERIVATIVES -- Significant inputs primarily include the swap yield curve and credit curves.
           - FOREIGN EXCHANGE DERIVATIVES -- Significant inputs primarily include the swap yield curve, currency spot and forward rates, and cross currency basis curves.
           - INTEREST RATE DERIVATIVES -- Significant input is primarily the swap yield curve.
Level 3 Most of the Company's securities classified as Level 3 are valued based on brokers' prices. This includes less liquid securities such as lower quality asset-backed securities ("ABS"), commercial mortgage-backed securities ("CMBS"), commercial real estate ("CRE") CDOs and residential mortgage-backed securities ("RMBS") primarily backed by below-prime loans. Primary inputs for these structured securities are consistent with the typical inputs used in Level 2 measurements noted above, but are Level 3 due to their illiquid markets. Additionally, certain long-dated securities are priced based on third party pricing services, including municipal securities, foreign government/ government agencies, bank loans and below investment grade private placement securities. Primary inputs for these long-dated securities are consistent with the typical inputs used in Level 1 and Level 2 measurements noted above, but include benchmark interest rate or credit spread assumptions that are not observable in the marketplace. Also included in Level 3 are certain derivative instruments that either have significant unobservable inputs or are valued based on broker quotations. Significant inputs for these derivative contracts primarily include the typical inputs used in the Level 1 and Level 2 measurements noted above, but also may include the following:
           - CREDIT DERIVATIVES -- Significant unobservable inputs may include credit correlation and swap yield curve and credit curve extrapolation beyond observable limits.
           - EQUITY DERIVATIVES -- Significant unobservable inputs may include equity volatility.
           - INTEREST RATE CONTRACTS -- Significant unobservable inputs may include swap yield curve extrapolation beyond observable limits and interest rate volatility.

PRODUCT DERIVATIVES

The Company currently offers certain variable annuity products with GMWB rider in the U.S., and formerly offered GMWBs in the U.K. The Company has also assumed, through reinsurance from Hartford Life Insurance KK ("HLIKK"), a Japanese affiliate of the Company, GMIB, GMWB and GMAB. The Company has subsequently ceded certain GMWB rider liabilities and the assumed reinsurance from HLIKK to an affiliated captive reinsurer. The GMWB represents an embedded derivative in the variable annuity contract. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses. The Company's GMWB liability is carried at fair value and reported in other policyholder funds.

In valuing the embedded derivative, the Company attributes to the derivative a portion of the fees collected from the contract holder equal to the present value of future GMWB claims (the "Attributed Fees"). All changes in the fair value of the embedded derivative are recorded in net realized capital gains and losses. The excess of fees collected from the contract holder over the Attributed Fees are associated with the host variable annuity contract reported in fee income.

The reinsurance assumed on the HLIKK GMIB, GMWB, and GMAB and ceded to an affiliated captive reinsurer meets the characteristics of a free-standing derivative instrument. As a result, the derivative asset or liability is recorded at fair value with changes in the fair value reported in net realized capital gains and losses.

U.S. GMWB CEDED REINSURANCE DERIVATIVE

The fair value of the U.S. GMWB reinsurance derivative is calculated as an aggregation of the components described in the Living Benefits Required to be Fair Valued discussion below and is modeled using significant unobservable policyholder behavior inputs, identical to those used in calculating the underlying liability, such as lapses, fund selection, resets and withdrawal utilization and risk margins.

During 2009, the Company entered into a reinsurance arrangement with an affiliated captive reinsurer to transfer a portion of its risk of loss associated with direct US GMWB and assumed HLIKK GMIB, GMWB, and GMAB. In addition, in 2010 the Company entered into reinsurance arrangements with the affiliated captive reinsurer to transfer its risk of loss associated with direct UK GMWB. These arrangements are recognized as a derivative and carried at fair value in reinsurance recoverables. Changes in the fair value of the reinsurance agreements are reported in net realized capital gains and losses. Please see
Note 16 for more information on this transaction.

SEPARATE ACCOUNT ASSETS

Separate account assets are primarily invested in mutual funds but also have investments in fixed maturity and equity securities. The separate account investments are valued in the same manner, and using the same pricing sources and inputs, as the fixed maturity, equity security, and short-term investments of the Company.

LIVING BENEFITS REQUIRED TO BE FAIR VALUED (IN OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE)

Fair values for GMWB and guaranteed minimum accumulation benefit ("GMAB") contracts are calculated using the income approach based upon internally developed models because active, observable markets do not exist for those items. The fair value of the Company's guaranteed benefit liabilities, classified as embedded derivatives, and the related reinsurance and customized freestanding derivatives is calculated as an aggregation of the following components: Best Estimate Claims Costs calculated based on actuarial and capital market assumptions related to projected cash flows over the lives of the contracts; Credit Standing Adjustment; and Margins representing an amount that market participants would require for the risk that the Company's assumptions about policyholder behavior could differ from actual experience. The resulting aggregation is reconciled or calibrated, if necessary, to market information that is, or may be, available to the Company, but may not be observable by other market participants, including reinsurance discussions and transactions. The Company believes the aggregation of these components, as necessary and as reconciled or calibrated to the market information available to the Company, results in an amount that the Company would be required to transfer or receive, for an asset, to or from market participants in an active liquid market, if one existed, for those market participants to assume the risks associated with the guaranteed minimum benefits and the related reinsurance and customized derivatives. The fair value is likely to materially diverge from the ultimate settlement of the liability as the Company believes settlement will be based on our best estimate assumptions rather than those best estimate assumptions plus risk margins. In the absence of any transfer of the guaranteed benefit liability to a third party, the release of risk margins is likely to be reflected as realized gains in future periods' net income. Each component described below is unobservable in the marketplace and requires subjectivity by the Company in determining their value.

BEST ESTIMATE CLAIMS COSTS

The Best Estimate Claims Costs is calculated based on actuarial and capital market assumptions related to projected cash flows, including the present value of benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior such as lapses, fund selection, resets and withdrawal utilization (for the customized derivatives, policyholder behavior is prescribed in the derivative contract). Because of the dynamic and complex nature of these cash flows, best estimate assumptions and a Monte Carlo stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates and a blend of observable implied index volatility levels were used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected markets rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and various actuarial assumptions for policyholder behavior which emerge over time.

At each valuation date, the Company assumes expected returns based on:

- risk-free rates as represented by the Eurodollar futures, LIBOR deposits and swap rates to derive forward curve rates;

- market implied volatility assumptions for each underlying index based primarily on a blend of observed market "implied volatility" data;

- correlations of historical returns across underlying well known market indices based on actual observed returns over the ten years preceding the valuation date; and

-   three years of history for fund regression.

As many guaranteed benefit obligations are relatively new in the marketplace, actual policyholder behavior experience is limited. As a result, estimates of future policyholder behavior are subjective and based on analogous internal and external data. As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

On a daily basis, the Company updates capital market assumptions used in the GMWB liability model such as interest rates, equity indices and the blend of implied equity index volatilities. The Company monitors various aspects of policyholder behavior and may modify certain of its assumptions, including living benefit lapses and withdrawal rates, if credible emerging data indicates that changes are warranted. At a minimum, all policyholder behavior assumptions are reviewed and updated, as appropriate, in conjunction with the completion of the Company's comprehensive study to refine its estimate of future gross profits during the third quarter of each year.

CREDIT STANDING ADJUSTMENT

This assumption makes an adjustment that market participants would make, in determining fair value, to reflect the risk that guaranteed benefit obligations or the GMWB reinsurance recoverables will not be fulfilled ("nonperformance risk"). As a result of sustained volatility in the Company's credit default spreads, during 2009 the Company changed its estimate of the Credit Standing Adjustment to incorporate a blend of observable Company and reinsurer credit default spreads from capital markets, adjusted for market recoverability. Prior to the first quarter of 2009, the Company calculated the Credit Standing Adjustment by using default rates published by rating agencies, adjusted for market recoverability. For the year ended December 30, 2011, 2010 and 2009, the credit standing adjustment assumption, net of reinsurance and exclusive of the impact of the credit standing adjustment on other market sensitivities, resulted in pre-tax realized losses of $(156), $(8) and $(263), respectively.

MARGINS

The behavior risk margin adds a margin that market participants would require for the risk that the Company's assumptions about policyholder behavior could differ from actual experience. The behavior risk margin is calculated by taking the difference between adverse policyholder behavior assumptions and best estimate assumptions.

Assumption updates, including policyholder behavior assumptions, affected best estimates and margins for a total pre-tax realized gains of approximately $13, $45 and $231 for the year ended December, 31, 2011, 2010 and 2009, respectively.

In addition to the non-market-based updates described above, the Company recognized non-market-based updates driven by the relative outperformance (underperformance) of the underlying actively managed funds as compared to their respective indices resulting in before-tax realized gains/(losses) of approximately $(18), $31 and $481 for the year ended December 31, 2011, 2010 and 2009, respectively.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

The tables below provide a fair value roll forward for the years ending December 31, 2011 and 2010, for the financial instruments classified as Level 3.

ROLL-FORWARD OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3) FOR TWELVE MONTHS FROM JANUARY 1, 2011 TO DECEMBER 31, 2011

                                                                      FIXED MATURITIES, AFS
                                                                                                              FOREIGN
                                                                                                            GOVT./GOVT.
                                     ABS         CDOS              CMBS                CORPORATE              AGENCIES
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Fair value as of January 1, 2011     $408        $1,869             $492                 $1,486                  $40
Total realized/unrealized gains
 (losses)
 Included in net income (2)           (26)          (30)              13                    (27)                  --
 Included in OCI (3)                   18           112               41                    (14)                  --
Purchases                              35            --               18                     83                   --
Settlements                           (32)         (129)             (72)                   (92)                  (3)
Sales                                  (9)          (54)            (225)                  (122)                  --
Transfers into Level 3 (4)             79            30              131                    498                   29
Transfers out of Level 3 (4)         (156)       (1,470)             (50)                  (315)                 (29)
                                    -----       -------            -----                 ------                 ----
FAIR VALUE AS OF DECEMBER 31, 2011   $317          $328             $348                 $1,497                  $37
                                    -----       -------            -----                 ------                 ----
Changes in unrealized gains
 (losses) included in net income
 related to financial instruments
 still held at December 31, 2011
 (2)                                 $(14)         $(29)             $(5)                  $(11)                $ --
                                    -----       -------            -----                 ------                 ----

                                                              FIXED MATURITIES, AFS
                                                                          TOTAL FIXED               FIXED
                                                                          MATURITIES,            MATURITIES,
                                       MUNICIPAL           RMBS               AFS                    FVO
----------------------------------  --------------------------------------------------------------------------
ASSETS
Fair value as of January 1, 2011          $258            $1,105             $5,658                  $511
Total realized/unrealized gains
 (losses)
 Included in net income (2)                 --               (21)               (91)                   23
 Included in OCI (3)                        46                (3)               200                    --
Purchases                                   87                25                248                    --
Settlements                                 --              (111)              (439)                   (2)
Sales                                       --               (16)              (426)                  (43)
Transfers into Level 3 (4)                  --                69                836                    --
Transfers out of Level 3 (4)                (9)             (115)            (2,144)                   (5)
                                         -----            ------            -------                 -----
FAIR VALUE AS OF DECEMBER 31, 2011        $382              $933             $3,842                  $484
                                         -----            ------            -------                 -----
Changes in unrealized gains
 (losses) included in net income
 related to financial instruments
 still held at December 31, 2011
 (2)                                      $ --              $(15)              $(74)                  $19
                                         -----            ------            -------                 -----

                                                                     FREESTANDING DERIVATIVES (5)

                                        EQUITY
                                     SECURITIES,                                                  INTEREST
                                         AFS            CREDIT                EQUITY                RATE
------------------------------------------------------------------------------------------------------------------
ASSETS (LIABILITIES)
Fair value as of January 1, 2011          $47            $(344)                  $4                 $(53)
Total realized/unrealized gains
 (losses)
 Included in net income (2)               (11)            (144)                  (8)                   9
 Included in OCI (3)                       (3)              --                   --                   --
Purchases                                  31               20                   40                   --
Settlements                                --              (21)                  --                  (47)
Sales                                      (4)              --                   --                   --
Transfers out of Level 3 (4)               (4)              --                   --                   --
                                         ----            -----                 ----                 ----
FAIR VALUE AS OF DECEMBER 31, 2011        $56            $(489)                 $36                 $(91)
                                         ----            -----                 ----                 ----
Changes in unrealized gains
 (losses) included in net income
 related to financial instruments
 still held at December 31, 2011
 (2)                                      $(9)           $(137)                 $(8)                 $10
                                         ----            -----                 ----                 ----

                                                              FREESTANDING DERIVATIVES (5)
                                                               U.S.                 INTL.
                                         U.S.                  MACRO               PROGRAM             TOTAL FREE-
                                         GMWB                  HEDGE               HEDGING               STANDING
                                        HEDGING               PROGRAM               INSTR.           DERIVATIVES (5)
----------------------------------  ---------------------------------------------------------------------------------
ASSETS (LIABILITIES)
Fair value as of January 1, 2011          $600                  $203                   $5                   $415
Total realized/unrealized gains
 (losses)
 Included in net income (2)                279                  (128)                   3                     11
 Included in OCI (3)                        --                    --                   --                     --
Purchases                                   23                   347                  (43)                   387
Settlements                                (19)                  (65)                  --                   (152)
Sales                                       --                    --                   --                     --
Transfers out of Level 3 (4)                --                    --                   --                     --
                                         -----                 -----                 ----                  -----
FAIR VALUE AS OF DECEMBER 31, 2011        $883                  $357                 $(35)                  $661
                                         -----                 -----                 ----                  -----
Changes in unrealized gains
 (losses) included in net income
 related to financial instruments
 still held at December 31, 2011
 (2)                                      $278                 $(107)                 $(4)                   $32
                                         -----                 -----                 ----                  -----

                                     REINSURANCE RECOVERABLE FOR
                                         U.S. GMWB AND JAPAN           SEPARATE
                                       GMWB, GMIB, AND GMAB (6)        ACCOUNTS
-----------------------------------------------------------------------------------
ASSETS
Fair value as of January 1, 2011                $2,002                  $1,247
Total realized/unrealized gains
 (losses)
 Included in net income (1),(2)                    504                      25
 Included in OCI (3)                               111                      --
Purchases                                           --                     292
Settlements                                        456                      --
Sales                                               --                    (171)
Transfers into Level 3 (4)                          --                      14
Transfers out of Level 3 (4)                        --                    (376)
                                                ------                  ------
 FAIR VALUE AS OF DECEMBER 31, 2011             $3,073                  $1,031
                                                ------                  ------
Changes in unrealized gains
 (losses) included in net income
 related to financial instruments
 still held at December 31, 2011
 (2)                                              $504                     $(1)
                                                ------                  ------

                                          OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE
                                  GUARANTEED                                      TOTAL OTHER
                                    LIVING                 EQUITY             POLICYHOLDER FUNDS        OTHER         CONSUMER
                                 BENEFITS (7)           LINKED NOTES         AND BENEFITS PAYABLE    LIABILITIES        NOTES
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Fair value as of January 1,
 2011                               $(4,258)                 $(9)                   $(4,267)             $(37)           $(5)
Total realized/unrealized
 gains (losses)
 Included in net income
  (1),(2)                            (1,118)                  --                     (1,118)               28              1
 Included in OCI (3)                   (126)                  --                       (126)               --             --
Settlements                            (274)                  --                       (274)               --             --
                                    -------                  ---                    -------              ----            ---
FAIR VALUE AS OF DECEMBER 31,
                         2011       $(5,776)                 $(9)                   $(5,785)              $(9)           $(4)
                                    -------                  ---                    -------              ----            ---
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at                                     $
 December 31, 2011 (2)              $(1,118)                  --                    $(1,118)              $28             $1
                                    -------                  ---                    -------              ----            ---

ROLL-FORWARD OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3) FOR THE TWELVE MONTHS FROM JANUARY 1, 2010 TO DECEMBER 31, 2010

                                                                 FIXED MATURITIES, AFS
                                                                                                         FOREIGN
                                                                                                       GOVT./GOVT.
                                ABS         CDOS             CMBS                 CORPORATE              AGENCIES
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Fair value as of January 1,
 2010                           $497       $2,109             $269                  $5,239                  $80
Total realized/unrealized
 gains (losses)
 Included in net income (2)      (16)        (124)             (98)                    (10)                  --
 Included in OCI (3)              71          467              327                     193                    1
Purchases, issuances, and
 settlements                     (59)        (187)            (157)                    (66)                  (8)
Transfers into Level 3 (4)        40           42              267                     800                   --
Transfers out of Level 3 (4)    (125)        (438)            (116)                 (4,670)                 (33)
                               -----       ------            -----                 -------                 ----
FAIR VALUE AS OF DECEMBER 31,
                         2010   $408       $1,869             $492                  $1,486                  $40
                               -----       ------            -----                 -------                 ----
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at
 December 31, 2010 (2)           $(6)       $(130)            $(58)                   $(20)                $ --
                               -----       ------            -----                 -------                 ----

                                              FIXED MATURITIES, AFS
                                                                     TOTAL FIXED          FIXED
                                                                     MATURITIES,       MATURITIES,
                                  MUNICIPAL           RMBS               AFS               FVO
-----------------------------  ---------------------------------------------------------------------
ASSETS
Fair value as of January 1,
 2010                                $218              $995             $9,407             $ --
Total realized/unrealized
 gains (losses)
 Included in net income (2)             1               (38)              (285)              74
 Included in OCI (3)                   24               228              1,311               --
Purchases, issuances, and
 settlements                           19              (129)              (587)             (10)
Transfers into Level 3 (4)             --               102              1,251              447
Transfers out of Level 3 (4)           (4)              (53)            (5,439)              --
                                    -----            ------            -------            -----
FAIR VALUE AS OF DECEMBER 31,
                         2010        $258            $1,105             $5,658             $511
                                    -----            ------            -------            -----
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at
 December 31, 2010 (2)               $ --              $(35)             $(249)             $71
                                    -----            ------            -------            -----

                                                               FREESTANDING DERIVATIVES (5)

                                   EQUITY
                                SECURITIES,                                                 INTEREST
                                    AFS            CREDIT               EQUITY                RATE
------------------------------------------------------------------------------------------------------------
ASSETS (LIABILITIES)
Fair value as of January 1,
 2010                                $32            $(161)                $(2)                  $5
Total realized/unrealized
 gains (losses)
 Included in net income (2)           (3)             104                   6                   (3)
 Included in OCI (3)                   7               --                  --                   --
Purchases, issuances, and
 settlements                          11                3                  --                  (44)
Transfers into Level 3 (4)            --             (290)                 --                   --
Transfers out of Level 3 (4)          --               --                  --                  (11)
                                    ----            -----                 ---                 ----
FAIR VALUE AS OF DECEMBER 31,
                         2010        $47            $(344)                 $4                 $(53)
                                    ----            -----                 ---                 ----
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at
 December 31, 2010 (2)               $(3)            $103                  $6                 $(23)
                                    ----            -----                 ---                 ----

                                                          FREESTANDING DERIVATIVES (5)
                                                          U.S.                 INTL.
                                    U.S.                  MACRO               PROGRAM              TOTAL FREE
                                    GMWB                  HEDGE               HEDGING               STANDING
                                   HEDGING               PROGRAM               INSTR.            DERIVATIVES (5)
-----------------------------  ----------------------------------------------------------------------------------
ASSETS (LIABILITIES)
Fair value as of January 1,
 2010                                $236                  $278                  $12                   $368
Total realized/unrealized
 gains (losses)
 Included in net income (2)           (74)                 (312)                 (29)                  (308)
 Included in OCI (3)                   --                    --                   --                     --
Purchases, issuances, and
 settlements                          442                   237                   22                    660
Transfers into Level 3 (4)             --                    --                   --                   (290)
Transfers out of Level 3 (4)           (4)                   --                   --                    (15)
                                    -----                 -----                 ----                  -----
FAIR VALUE AS OF DECEMBER 31,
                         2010        $600                  $203                   $5                   $415
                                    -----                 -----                 ----                  -----
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at
 December 31, 2010 (2)               $(61)                $(292)                $(29)                 $(296)
                                    -----                 -----                 ----                  -----

                                              REINSURANCE
                                          RECOVERABLE FOR U.S.      SEPARATE
                                                GMWB (6)            ACCOUNTS
--------------------------------------------------------------------------------
ASSETS
Fair value as of January 1, 2010                 $1,108                $962
Total realized/unrealized gains (losses)
 Included in net income (1),(2)                     182                 142
 Included in OCI (3)                                260                  --
Purchases, issuances, and settlements               452                 314
Transfers into Level 3 (4)                           --                  14
Transfers out of Level 3 (4)                         --                (185)
                                                 ------              ------
      FAIR VALUE AS OF DECEMBER 31, 2010         $2,002              $1,247
                                                 ------              ------
Changes in unrealized gains (losses)
 included in net income related to
 financial instruments still held at
 December 31, 2010 (2)                             $182                 $20
                                                 ------              ------

                                                  OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE (1)
                               GUARANTEED                                                              TOTAL OTHER
                               LIVING                  INSTITUTIONAL            EQUITY             POLICYHOLDER FUNDS
                               BENEFITS (7)                NOTES             LINKED NOTES         AND BENEFITS PAYABLE
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES
Fair value as of January 1,
 2010                               $(3,439)                $(2)                 $(10)                   $(3,451)
Total realized/unrealized
 gains (losses)
Included in net income
 (1),(2)                               (259)                  2                    --                       (257)
Included in OCI (3)                    (307)                 --                    --                       (307)
Purchases, issuances and
 settlements                           (253)                 --                     1                       (252)
Transfers into Level 3 (4)               --                  --                    --                         --
                                    -------                 ---                  ----                    -------
FAIR VALUE AS OF DECEMBER 31,                                 $
                         2010       $(4,258)                 --                   $(9)                   $(4,267)
                                    -------                 ---                  ----                    -------
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at
 December 31, 2010 (2)                $(259)                 $2                  $ --                      $(257)
                                    -------                 ---                  ----                    -------


                                   OTHER         CONSUMER
                                LIABILITIES        NOTES
-----------------------------  -----------------------------
LIABILITIES
Fair value as of January 1,
 2010                               $ --            $(5)
Total realized/unrealized
 gains (losses)
Included in net income
 (1),(2)                             (26)            --
Included in OCI (3)                   --             --
Purchases, issuances and
 settlements                          --             --
Transfers into Level 3 (4)           (11)            --
                                    ----            ---
FAIR VALUE AS OF DECEMBER 31,
                         2010       $(37)           $(5)
                                    ----            ---
Changes in unrealized gains
 (losses) included in net
 income related to financial
 instruments still held at                            $
 December 31, 2010 (2)              $ --             --
                                    ----            ---

(1) The Company classifies gains and losses on GMWB reinsurance derivatives and Guaranteed Living Benefit embedded derivatives as unrealized gains (losses) for purposes of disclosure in this table because it is impracticable to track on a contract-by-contract basis the realized gains (losses) for these derivatives and embedded derivatives.

(2) All amounts in these rows are reported in net realized capital gains (losses). The realized/unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company. All amounts are before income taxes and amortization of DAC.

(3)  All amounts are before income taxes and amortization of DAC.

(4) Transfers in and/or (out) of Level 3 are primarily attributable to the availability of market observable information and the re-evaluation of the observability of pricing inputs.

(5) Derivative instruments are reported in this table on a net basis for asset/ (liability) positions and reported in the Consolidated Balance Sheet in other investments and other liabilities.

(6) Includes fair value of reinsurance recoverables of approximately $2.6 billion and $1.7 billion as of December 31, 2011 and December 31, 2010, respectively, related to a transaction entered into with an affiliated captive reinsurer. See Note 16 of the Notes to Consolidated Financial Statements for more information.

(7) Includes both market and non-market impacts in deriving realized and unrealized gains (losses).

FAIR VALUE OPTION

The Company elected the fair value option for its investments containing an embedded credit derivative which were not bifurcated as a result of adoption of new accounting guidance effective July 1, 2010. The underlying credit risk of these securities is primarily corporate bonds and commercial real estate. The Company elected the fair value option given the complexity of bifurcating the economic components associated with the embedded credit derivative. Additionally, the Company elected the fair value option for purchases of foreign government securities to align with the accounting for yen-based fixed annuity liabilities, which are adjusted for changes in spot rates through realized gains and losses. Similar to other fixed maturities, income earned from these securities is recorded in net investment income. Changes in the fair value of these securities are recorded in net realized capital gains and losses.

The Company previously elected the fair value option for one of its consolidated VIEs in order to apply a consistent accounting model for the VIE's assets and liabilities. The VIE is an investment vehicle that holds high quality investments, derivative instruments that references third-party corporate credit and issues notes to investors that reflect the credit characteristics of the high quality investments and derivative instruments. The risks and rewards associated with the assets of the VIE inure to the investors. The investors have no recourse against the Company. As a result, there has been no adjustment to the market value of the notes for the Company's own credit risk.

The following table presents the changes in fair value of those assets and liabilities accounted for using the fair value option reported in net realized capital gains and losses in the Company's Consolidated Statements of Operations.

                                                    FOR THE YEARS ENDED
                                                       DECEMBER 31,
                                                2011                  2010
--------------------------------------------------------------------------------
ASSETS
 Fixed maturities, FVO
  ABS                                            $ --                   $(5)
  Corporate                                        10                    (7)
  CRE CDOs                                        (33)                   79
  Foreign government                               45                    --
OTHER LIABILITIES
 Credit-linked notes                               28                   (26)
                                                -----                 -----
             TOTAL REALIZED CAPITAL GAINS         $50                   $41
                                                -----                 -----

The following table presents the fair value of assets and liabilities accounted for using the fair value option included in the Company's Consolidated Balance Sheets.

                                                   AS OF DECEMBER 31,
                                               2011                   2010
--------------------------------------------------------------------------------
ASSETS
 Fixed maturities, FVO
  ABS                                             $65                   $64
  CRE CDOs                                        214                   260
  Corporate                                       272                   251
  Foreign government                              766                    64
                                              -------                 -----
 Total fixed maturities, FVO                   $1,317                  $639
OTHER LIABILITIES
 Credit-linked notes (1)                           $9                   $37
                                              -------                 -----

(1) As of December 31, 2011 and 2010, the outstanding principal balance of the notes was $243.

FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following presents carrying amounts and fair values of the Company's financial instruments not carried at fair value, and not included in the above fair value discussion as of December 31, 2011 and 2010 were as follows:

                                                                  DECEMBER 31, 2011                    DECEMBER 31, 2010
                                                              CARRYING               FAIR          CARRYING               FAIR
                                                               AMOUNT                VALUE          AMOUNT                VALUE
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
 Policy loans                                                    $1,952               $2,099          $2,128               $2,164
 Mortgage loans                                                   4,182                4,382           3,244                3,272
                                                              ---------            ---------       ---------            ---------
LIABILITIES
 Other policyholder funds and benefits payable (1)              $10,065              $10,959         $10,824              $11,050
 Consumer notes (2)                                                 310                  305             377                  392
                                                              ---------            ---------       ---------            ---------

(1) Excludes group accident and health and universal life insurance contracts, including corporate owned life insurance.

(2)  Excludes amounts carried at fair value and included in disclosures above.

The Company has not made any changes in its valuation methodologies for the following assets and liabilities since December 31, 2010.

- Fair value for policy loans and consumer notes were estimated using discounted cash flow calculations using current interest rates.

- Fair values for mortgage loans were estimated using discounted cash flow calculations based on current lending rates for similar type loans. Current lending rates reflect changes in credit spreads and the remaining terms of the loans.

- Other policyholder funds and benefits payable, not carried at fair value, is determined by estimating future cash flows, discounted at the current market rate.

4. INVESTMENTS AND DERIVATIVE INSTRUMENTS

SIGNIFICANT INVESTMENT ACCOUNTING POLICIES

OVERVIEW

The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper. These investments, along with certain equity securities, which include common and non-redeemable preferred stocks, are classified as AFS and are carried at fair value. The after-tax difference from cost or amortized cost is reflected in stockholders' equity as a component of Other Comprehensive Income (Loss) ("OCI"), after adjustments for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and certain life and annuity deferred policy acquisition costs and reserve adjustments. Fixed maturities for which the Company elected the fair value option are classified as FVO and are carried at fair value. The equity investments associated with the variable annuity products offered in Japan are recorded at fair value and are classified as trading with changes in fair value recorded in net investment income. Policy loans are carried at outstanding balance. Mortgage loans are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of valuation allowances. Short-term investments are carried at amortized cost, which approximates fair value. Limited partnerships and other alternative investments are reported at their carrying value with the change in carrying value accounted for under the equity method and accordingly the Company's share of earnings are included in net investment income. Recognition of limited partnerships and other alternative investment income is delayed due to the availability of the related financial information, as private equity and other funds are generally on a three-month delay and hedge funds are on a one-month delay. Accordingly, income for the years ended December 31, 2011, 2010 and 2009 may not include the full impact of current year changes in valuation of the underlying assets and liabilities, which are generally obtained from the limited partnerships and other alternative investments' general partners. Other investments primarily consist of derivatives instruments which are carried at fair value.

RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENTS

The Company deems debt securities and certain equity securities with debt-like characteristics (collectively "debt securities") to be other-than-temporarily impaired ("impaired") if a security meets the following conditions: a) the Company intends to sell or it is more likely than not the Company will be required to sell the security before a recovery in value, or b) the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell or it is more likely than not the Company will be required to sell the security before a recovery in value, a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. For those impaired debt securities which do not meet the first condition and for which the Company does not expect to recover the entire amortized cost basis, the difference between the security's amortized cost basis and the fair value is separated into the portion representing a credit other-than-temporary impairment ("impairment"), which is recorded in net realized capital losses, and the remaining impairment, which is recorded in OCI. Generally, the Company determines a security's credit impairment as the difference between its amortized cost basis and its best estimate of expected future cash flows discounted at the security's effective yield prior to impairment. The remaining non-credit impairment, which is recorded in OCI, is the difference between the security's fair value and the Company's best estimate of expected future cash flows discounted at the security's effective yield prior to the impairment, which typically represents current market liquidity and risk premiums. The previous amortized cost basis less the impairment recognized in net realized capital losses becomes the security's new cost basis. The Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security's yield, if necessary.

The Company's evaluation of whether a credit impairment exists for debt securities includes but is not limited to, the following factors: (a) changes in the financial condition of the security's underlying collateral, (b) whether the issuer is current on contractually obligated interest and principal payments,
(c) changes in the financial condition, credit rating and near-term prospects of the issuer, (d) the extent to which the fair value has been less than the amortized cost of the security and (e) the payment structure of the security. The Company's best estimate of expected future cash flows used to determine the credit loss amount is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the security. The Company's best estimate of future cash flows involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, current and projected delinquency rates, and loan-to-value ("LTV") ratios. In addition, for structured securities, the Company considers factors including, but not limited to, average cumulative collateral loss rates that vary by vintage year, commercial and residential property value declines that vary by property type and location and commercial real estate delinquency levels. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries which may include estimating the underlying collateral value. In addition, projections of expected future debt security cash flows may change based upon new information regarding the performance of the issuer and/or underlying collateral such as changes in the projections of the underlying property value estimates.

For equity securities where the decline in the fair value is deemed to be other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost basis of the security. The previous cost basis less the impairment becomes the security's new cost basis. The Company asserts its intent and ability to retain those equity securities deemed to be temporarily impaired until the price recovers. Once identified, these securities are systematically restricted from trading unless approved by a committee of investment and accounting professionals ("Committee"). The Committee will only authorize the sale of these securities based on predefined criteria that relate to events that could not have been reasonably foreseen. Examples of the criteria include, but are not limited to, the deterioration in the issuer's financial condition, security price declines, a change in regulatory requirements or a major business combination or major disposition.

The primary factors considered in evaluating whether an impairment exists for an equity security include, but are not limited to: (a) the length of time and extent to which the fair value has been less than the cost of the security, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, (c) whether the issuer is current on preferred stock dividends and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

MORTGAGE LOAN VALUATION ALLOWANCES

The Company's security monitoring process reviews mortgage loans on a quarterly basis to identify potential credit losses. Commercial mortgage loans are considered to be impaired when management estimates that, based upon current information and events, it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. Criteria used to determine if an impairment exists include, but are not limited to: current and projected macroeconomic factors, such as unemployment rates, and property-specific factors such as rental rates, occupancy levels, LTV ratios and debt service coverage ratios ("DSCR"). In addition, the Company considers historic, current and projected delinquency rates and property values. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the borrower and/or underlying collateral such as changes in the projections of the underlying property value estimates.

For mortgage loans that are deemed impaired, a valuation allowance is established for the difference between the carrying amount and the Company's share of either (a) the present value of the expected future cash flows discounted at the loan's effective interest rate, (b) the loan's observable market price or, most frequently, (c) the fair value of the collateral. A valuation allowance has been established for either individual loans or as a projected loss contingency for loans with an LTV ratio of 90% or greater and consideration of other credit quality factors, including DSCR. Changes in valuation allowances are recorded in net realized capital gains and losses. Interest income on impaired loans is accrued to the extent it is deemed collectible and the loans continue to perform under the original or restructured terms. Interest income ceases to accrue for loans when it is probable that the Company will not receive interest and principal payments according to the contractual terms of the loan agreement, or if a loan is more than 60 days past due. Loans may resume accrual status when it is determined that sufficient collateral exists to satisfy the full amount of the loan and interest payments, as well as when it is probable cash will be received in the foreseeable future. Interest income on defaulted loans is recognized when received.

NET REALIZED CAPITAL GAINS AND LOSSES

Net realized capital gains and losses from investment sales, after deducting the life and pension policyholders' share for certain products, are reported as a component of revenues and are determined on a specific identification basis, as well as changes in value associated with fixed maturities for which the fair value option was elected. Net realized capital gains and losses also result from fair value changes in derivatives contracts (both free-standing and embedded) that do not qualify, or are not designated, as a hedge for accounting purposes, and the change in value of derivatives in certain fair-value hedge relationships. Impairments and mortgage loan valuation allowances are recognized as net realized capital losses in accordance with the Company's policies previously discussed. Foreign currency transaction remeasurements are also included in net realized capital gains and losses.

NET INVESTMENT INCOME

Interest income from fixed maturities and mortgage loans is recognized when earned on the constant effective yield method based on estimated timing of cash flows. The amortization of premium and accretion of discount for fixed maturities also takes into consideration call and maturity dates that produce the lowest yield. For securitized financial assets subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future repayments using the retrospective method; however, if these investments are impaired, any yield adjustments are made using the prospective method. Prepayment fees on fixed maturities and mortgage loans are recorded in net investment income when earned. For limited partnerships and other alternative investments, the equity method of accounting is used to recognize the Company's share of earnings. For impaired debt securities, the Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security's yield, if necessary. The Company's non-income producing investments were not material for the years ended December 31, 2011, 2010 and 2009.

Net investment income on equity securities, trading, includes dividend income and the changes in market value of the securities associated with the variable annuity products sold in Japan and the United Kingdom. The returns on these policyholder-directed investments inure to the benefit of the variable annuity policyholders but the underlying funds do not meet the criteria for separate account reporting. Accordingly, these assets are reflected in the Company's general account and the returns credited to the policyholders are reflected in interest credited, a component of benefits, losses and loss adjustment expenses.

SIGNIFICANT DERIVATIVE INSTRUMENTS ACCOUNTING POLICIES

OVERVIEW

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options through one of four Company-approved objectives: to hedge risk arising from interest rate, equity market, credit spread and issuer default, price or currency exchange rate risk or volatility; to manage liquidity; to control transaction costs; or to enter into replication transactions.

Interest rate, volatility, dividend, credit default and index swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using agreed upon rates or other financial variables and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike interest rate or falls below the floor strike interest rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception and no principal payments are exchanged.

Forward contracts are customized commitments that specify a rate of interest or currency exchange rate to be paid or received on an obligation beginning on a future start date and are typically settled in cash.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities or cash, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be a periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

The Company's derivative transactions are used in strategies permitted under the derivative use plans required by the State of Connecticut, the State of Illinois and the State of New York insurance departments.

ACCOUNTING AND FINANCIAL STATEMENT PRESENTATION OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are recognized on the Consolidated Balance Sheets at fair value. For balance sheet presentation purposes, the Company offsets the fair value amounts, income accruals, and cash collateral held, related to derivative instruments executed in a legal entity and with the same counterparty under a master netting agreement, which provides the Company with the legal right of offset.

On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a hedge of a net investment in a foreign operation ("net investment" hedge) or (4) held for other investment and/or risk management purposes, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting.

Fair Value Hedges

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, including foreign-currency fair value hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings with any differences between the net change in fair value of the derivative and the hedged item representing the hedge ineffectiveness. Periodic cash flows and accruals of income/expense ("periodic derivative net coupon settlements") are recorded in the line item of the consolidated statements of operations in which the cash flows of the hedged item are recorded.

Cash Flow Hedges

Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, including foreign-currency cash flow hedges, are recorded in AOCI and are reclassified into earnings when the variability of the cash flow of the hedged item impacts earnings. Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the consolidated statements of operations in which the cash flows of the hedged item are recorded. Any hedge ineffectiveness is recorded immediately in current period earnings as net realized capital gains and losses. Periodic derivative net coupon settlements are recorded in the line item of the consolidated statements of operations in which the cash flows of the hedged item are recorded.

Net Investment in a Foreign Operation Hedges

Changes in fair value of a derivative used as a hedge of a net investment in a foreign operation, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within AOCI. Cumulative changes in fair value recorded in AOCI are reclassified into earnings upon the sale or complete, or substantially complete, liquidation of the foreign entity. Any hedge ineffectiveness is recorded immediately in current period earnings as net realized capital gains and losses. Periodic derivative net coupon settlements are recorded in the line item of the consolidated statements of operations in which the cash flows of the hedged item are recorded.

Other Investment and/or Risk Management Activities

The Company's other investment and/or risk management activities primarily relate to strategies used to reduce economic risk or replicate permitted investments and do not receive hedge accounting treatment. Changes in the fair value, including periodic derivative net coupon settlements, of derivative instruments held for other investment and/or risk management purposes are reported in current period earnings as net realized capital gains and losses.

HEDGE DOCUMENTATION AND EFFECTIVENESS TESTING

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated changes in fair value or cash flow of the hedged item. At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. The documentation process includes linking derivatives that are designated as fair value, cash flow, or net investment hedges to specific assets or liabilities on the balance sheet or to specific forecasted transactions and defining the effectiveness and ineffectiveness testing methods to be used. The Company also formally assesses both at the hedge's inception and ongoing on a quarterly basis, whether the derivatives that are used in hedging transactions have been and are expected to continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness is assessed using qualitative and quantitative methods. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include regression or other statistical analysis of changes in fair value or cash flows associated with the hedge relationship. Hedge ineffectiveness of the hedge relationships are measured each reporting period using the "Change in Variable Cash Flows Method", the "Change in Fair Value Method", the "Hypothetical Derivative Method", or the "Dollar Offset Method".

DISCONTINUANCE OF HEDGE ACCOUNTING

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is de-designated as a hedging instrument; or (3) the derivative expires or is sold, terminated or exercised.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings.

When hedge accounting is discontinued because the Company becomes aware that it is not probable that the forecasted transaction will occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings.

In other situations in which hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are reclassified into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

EMBEDDED DERIVATIVES

The Company purchases and issues financial instruments and products that contain embedded derivative instruments. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated balance sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses.

CREDIT RISK

Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. For each legal entity of the Company, credit exposures are generally quantified daily based on the prior business day's market value and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds the contractual thresholds for every counterparty. The maximum uncollateralized threshold for a derivative counterparty for a single level entity is $10. The Company also minimizes the credit risk of derivative instruments by entering into transactions with high quality counterparties primarily rated A or better, which are monitored and evaluated by the Company's risk management team and reviewed by senior management. In addition, the Company monitors counterparty credit exposure on a monthly basis to ensure compliance with Company policies and statutory limitations. The Company generally requires that derivative contracts, other than exchange traded contracts, certain forward contracts, and certain embedded and reinsurance derivatives, be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

NET INVESTMENT INCOME (LOSS)

                                            FOR THE YEARS ENDED
                                                DECEMBER 31,
                                                    2010
                                  2011          (BEFORE-TAX)          2009
--------------------------------------------------------------------------------
Fixed maturities                  $1,941            $1,977            $2,094
Equity securities, AFS                10                14                43
Mortgage loans                       206               199               232
Policy loans                         128               129               136
Limited partnerships and other
 alternative investments             143               121              (171)
Other investments                    226               253               242
Investment expenses                  (74)              (72)              (71)
                                --------          --------          --------
TOTAL SECURITIES AFS AND OTHER     2,580             2,621             2,505
Equity securities, trading           (14)              238               343
                                --------          --------          --------
   TOTAL NET INVESTMENT INCOME
                        (LOSS)    $2,566            $2,859            $2,848
                                --------          --------          --------

The net unrealized gain (loss) on equity securities, trading, included in net investment income during the years ended December 31, 2011, 2010 and 2009, was ($111), $160 and $276, respectively, substantially all of which have corresponding amounts credited to policyholders. These amounts were not included in gross unrealized gains (losses).

NET REALIZED CAPITAL GAINS (LOSSES)

                                             FOR THE YEARS ENDED
                                                DECEMBER 31,
                                                   2010
                                 2011          (BEFORE-TAX)            2009
----------------------------------------------------------------------------------
Gross gains on sales              $405               $486                $364
Gross losses on sales             (200)              (336)               (828)
Net OTTI losses recognized in
 earnings                         (125)              (336)             (1,192)
Valuation allowances on
 mortgage loans                     25               (108)               (292)
Japanese fixed annuity
 contract hedges, net (1)            3                 27                  47
Periodic net coupon
 settlements on credit
 derivatives/Japan                  --                 (3)                (33)
Results of variable annuity
 hedge program
 U. S. GMWB derivatives, net      (397)                89               1,464
 U. S. Macro hedge program        (216)              (445)               (733)
                                ------            -------            --------
 Total U.S. program               (613)              (356)                731
International program              723                (13)               (138)
                                ------            -------            --------
Total results of variable
 annuity hedge program             110               (369)                593
GMIB/GMAB/GMWB reinsurance
 assumed                          (326)              (769)              1,106
Coinsurance and modified
 coinsurance ceded reinsurance
 contracts                         373                284                (577)
Other, net (2)                    (264)               180                 (64)
                                ------            -------            --------
    NET REALIZED CAPITAL GAINS
                      (LOSSES)      $1              $(944)              $(876)
                                ------            -------            --------

(1) Relates to the Japanese fixed annuity product (adjustment of product liability for changes in spot currency exchange rates, related derivative hedging instruments, excluding net period coupon settlements, and Japan FVO securities).

(2) Primarily consists of losses on non-qualifying derivatives and fixed maturities, FVO, Japan 3Win related foreign currency swaps and other investment gains and losses.

SALES OF AVAILABLE-FOR-SALE SECURITIES

                                             FOR THE YEARS ENDED
                                                DECEMBER 31,
                                    2011            2010            2009
--------------------------------------------------------------------------------
Fixed maturities, AFS
 Sale proceeds                      $19,861         $27,739         $27,809
 Gross gains                            354             413             495
 Gross losses                          (205)           (299)           (830)
Equity securities, AFS
 Sale proceeds                         $147            $171            $162
 Gross gains                             50              12               2
 Gross losses                            --              (4)            (27)
                                  ---------       ---------       ---------

Sales of AFS securities in 2011 were the result of the reinvestment into spread product well-positioned for modest economic growth, as well as the purposeful reduction of certain exposures.

OTHER-THAN-TEMPORARY IMPAIRMENT LOSSES

The following table presents a roll-forward of the Company's cumulative credit impairments on debt securities held as of December 31, 2011 and 2010.

                                               FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2011           2010           2009
--------------------------------------------------------------------------------
Balance as of beginning of period      $(1,598)       $(1,632)          $ --
Credit impairments remaining in
 retained earnings related to
 adoption of new accounting
 guidance in April 2009                     --             --           (941)
Additions for credit impairments
 recognized on (1):
 Securities not previously impaired        (41)          (181)          (690)
 Securities previously impaired            (47)          (122)          (201)
Reductions for credit impairments
 previously recognized on:
 Securities that matured or were
  sold during the period                   358            314            196
 Securities that the Company
  intends to sell or more likely
  than not will be required to sell
  before recovery                           --             --              1
 Securities due to an increase in
  expected cash flows                        9             23              3
                                     ---------      ---------      ---------
        BALANCE AS OF END OF PERIOD    $(1,319)       $(1,598)       $(1,632)
                                     ---------      ---------      ---------

(1) These additions are included in the net OTTI losses recognized in earnings in the Consolidated Statements of Operations.

AVAILABLE-FOR-SALE SECURITIES

The following table presents the Company's AFS securities by type.

                                                                     DECEMBER 31, 2011
                                   COST OR               GROSS                GROSS                               NON-
                                  AMORTIZED            UNREALIZED           UNREALIZED          FAIR             CREDIT
                                     COST                GAINS                LOSSES            VALUE           OTTI (1)
----------------------------------------------------------------------------------------------------------------------------
ABS                                  $2,361                 $38                 $(306)          $2,093               $(3)
CDOs                                  2,055                  15                  (272)           1,798               (29)
CMBS                                  4,418                 169                  (318)           4,269               (19)
Corporate (2)                        28,084               2,729                  (539)          30,229                --
Foreign govt./govt. agencies          1,121                 106                    (3)           1,224                --
Municipal                             1,504                 104                   (51)           1,557                --
RMBS                                  4,069                 170                  (416)           3,823               (97)
U.S. Treasuries                       2,624                 162                    (1)           2,785                --
                                   --------              ------              --------          -------          --------
  TOTAL FIXED MATURITIES, AFS        46,236               3,493                (1,906)          47,778              (148)
Equity securities, AFS                  443                  21                   (66)             398                --
                                   --------              ------              --------          -------          --------
         TOTAL AFS SECURITIES      $ 46,679              $3,514               $(1,972)         $48,176            $ (148)
                                   --------              ------              --------          -------          --------

                                                                      DECEMBER 31, 2010
                                   COST OR                GROSS                 GROSS                                NON-
                                  AMORTIZED             UNREALIZED            UNREALIZED           FAIR             CREDIT
                                     COST                 GAINS                 LOSSES            VALUE            OTTI (1)
-----------------------------  ------------------------------------------------------------------------------------------------
ABS                                  $2,395                   $29                 $(356)           $2,068               $(1)
CDOs                                  2,278                    --                  (379)            1,899               (59)
CMBS                                  5,283                   146                  (401)            5,028               (15)
Corporate (2)                        25,934                 1,545                  (538)           26,915                 6
Foreign govt./govt. agencies            963                    48                    (9)            1,002                --
Municipal                             1,149                     7                  (124)            1,032                --
RMBS                                  4,450                    79                  (411)            4,118              (113)
U.S. Treasuries                       2,871                    11                  (110)            2,772                --
                                   --------              --------              --------          --------          --------
  TOTAL FIXED MATURITIES, AFS        45,323                 1,865                (2,328)           44,834              (182)
Equity securities, AFS                  320                    61                   (41)              340                --
                                   --------              --------              --------          --------          --------
         TOTAL AFS SECURITIES      $ 45,643               $ 1,926              $ (2,369)         $ 45,174            $ (182)
                                   --------              --------              --------          --------          --------

(1) Represents the amount of cumulative non-credit OTTI losses recognized in OCI on securities that also had credit impairments. These losses are included in gross unrealized losses as of December 31, 2011 and 2010.

(2) Gross unrealized gains (losses) exclude the fair value of bifurcated embedded derivative features of certain securities. Subsequent changes in value will be recorded in net realized capital gains (losses).

The following table presents the Company's fixed maturities, AFS, by contractual maturity year.

                                                   DECEMBER 31, 2011
                                       AMORTIZED COST             FAIR VALUE
--------------------------------------------------------------------------------
MATURITY
One year or less                              $2,340                  $2,359
Over one year through five years              10,006                  10,378
Over five years through ten years              8,133                   8,728
Over ten years                                12,854                  14,330
                                           ---------               ---------
 Subtotal                                     33,333                  35,795
Mortgage-backed and asset-backed
 securities                                   12,903                  11,983
                                           ---------               ---------
                                TOTAL        $46,236                 $47,778
                                           ---------               ---------

Estimated maturities may differ from contractual maturities due to security call or prepayment provisions. Due to the potential for variability in payment spreads (i.e. prepayments or extensions), mortgage-backed and asset-backed securities are not categorized by contractual maturity.

CONCENTRATION OF CREDIT RISK

The Company aims to maintain a diversified investment portfolio including issuer, sector and geographic stratification, where applicable, and has established certain exposure limits, diversification standards and review procedures to mitigate credit risk.

As of December 31, 2011 and 2010, the Company was not exposed to any concentration of credit risk of a single issuer greater than 10% of the Company's stockholders' equity other than U.S. government and certain U.S. government agencies. As of December 31, 2011, other than U.S. government and certain U.S. government agencies, the Company's three largest exposures by issuer were the Government of Japan, the Government of the United Kingdom and AT&T Inc. which each comprised less than 1.2% of total invested assets. As of December 31, 2010, other than U.S. government and certain U.S. government agencies, the Company's three largest exposures by issuer were JP Morgan Chase & Co., Berkshire Hathaway Inc. and Wells Fargo & Co. which each comprised less than 0.6% of total invested assets.

The Company's three largest exposures by sector as of December 31, 2011 were commercial real estate, U.S. Treasuries and utilities which comprised approximately 14%, 9% and 9%, respectively, of total invested assets. The Company's three largest exposures by sector as of December 31, 2010 were commercial real estate, U.S. Treasuries and financial services which comprised approximately 15%, 10% and 9%, respectively, of total invested assets.

SECURITY UNREALIZED LOSS AGING

The following tables present the Company's unrealized loss aging for AFS securities by type and length of time the security was in a continuous unrealized loss position.

                                                 DECEMBER 31, 2011
                                              LESS THAN 12 MONTHS
                                   AMORTIZED          FAIR        UNREALIZED
                                      COST           VALUE          LOSSES
----------------------------------------------------------------------------------
ABS                                    $420            $385           $(35)
CDOs                                     80              58            (22)
CMBS                                    911             830            (81)
Corporate (1)                         2,942           2,823           (119)
Foreign govt./govt. agencies             24              23             (1)
Municipal                               202             199             (3)
RMBS                                    355             271            (84)
U.S. Treasuries                         185             184             (1)
                                     ------          ------          -----
         TOTAL FIXED MATURITIES       5,119           4,773           (346)
Equity securities                       115              90            (25)
                                     ------          ------          -----
         TOTAL SECURITIES IN AN
                UNREALIZED LOSS      $5,234          $4,863          $(371)
                                     ------          ------          -----

                                                  DECEMBER 31, 2011
                                                12 MONTHS OR MORE
                                   AMORTIZED          FAIR         UNREALIZED
                                      COST           VALUE           LOSSES
-------------------------------  ---------------------------------------------------
ABS                                  $1,002            $731            $(271)
CDOs                                  1,956           1,706             (250)
CMBS                                  1,303           1,066             (237)
Corporate (1)                         2,353           1,889             (420)
Foreign govt./govt. agencies             40              38               (2)
Municipal                               348             300              (48)
RMBS                                  1,060             728             (332)
U.S. Treasuries                          --              --               --
                                     ------          ------          -------
         TOTAL FIXED MATURITIES       8,062           6,458           (1,560)
Equity securities                       104              63              (41)
                                     ------          ------          -------
         TOTAL SECURITIES IN AN
                UNREALIZED LOSS      $8,166          $6,521          $(1,601)
                                     ------          ------          -------

                                                 DECEMBER 31, 2011
                                                       TOTAL
                                    AMORTIZED          FAIR          UNREALIZED
                                      COST             VALUE           LOSSES
-------------------------------  -------------------------------------------------
ABS                                   $1,422           $1,116            $(306)
CDOs                                   2,036            1,764             (272)
CMBS                                   2,214            1,896             (318)
Corporate (1)                          5,295            4,712             (539)
Foreign govt./govt. agencies              64               61               (3)
Municipal                                550              499              (51)
RMBS                                   1,415              999             (416)
U.S. Treasuries                          185              184               (1)
                                     -------          -------          -------
         TOTAL FIXED MATURITIES       13,181           11,231           (1,906)
Equity securities                        219              153              (66)
                                     -------          -------          -------
         TOTAL SECURITIES IN AN
                UNREALIZED LOSS      $13,400          $11,384          $(1,972)
                                     -------          -------          -------

(1) Unrealized losses exclude the fair value of bifurcated embedded derivative features of certain securities. Subsequent changes in value will be recorded in net realized capital gains (losses).

                                                           DECEMBER 31, 2010
                                                        LESS THAN 12 MONTHS
                                            COST OR
                                           AMORTIZED            FAIR          UNREALIZED
                                              COST             VALUE            LOSSES
------------------------------------------------------------------------------------------------
ABS                                            $237              $226             $(11)
CDOs                                            316               288              (28)
CMBS                                            374               355              (19)
Corporate                                     3,726             3,591             (130)
Foreign govt./govt. agencies                    250               246               (4)
Municipal                                       415               399              (16)
RMBS                                          1,187             1,155              (32)
U.S. Treasuries                               1,142             1,073              (69)
                                             ------            ------            -----
           TOTAL FIXED MATURITIES, AFS        7,647             7,333             (309)
Equity securities. AFS                           18                17               (1)
                                             ------            ------            -----
            TOTAL AFS SECURITIES IN AN
                       UNREALIZED LOSS       $7,665            $7,350            $(310)
                                             ------            ------            -----

                                                             DECEMBER 31, 2010
                                                          12 MONTHS OR MORE
                                             COST OR
                                            AMORTIZED            FAIR           UNREALIZED
                                              COST              VALUE             LOSSES
--------------------------------------  -----------------------------------------------------------
ABS                                           $1,226              $881              $(345)
CDOs                                           1,934             1,583               (351)
CMBS                                           2,532             2,150               (382)
Corporate                                      2,777             2,348               (408)
Foreign govt./govt. agencies                      40                35                 (5)
Municipal                                        575               467               (108)
RMBS                                           1,379             1,000               (379)
U.S. Treasuries                                  158               117                (41)
                                             -------            ------            -------
           TOTAL FIXED MATURITIES, AFS        10,621             8,581             (2,019)
Equity securities. AFS                           148               108                (40)
                                             -------            ------            -------
            TOTAL AFS SECURITIES IN AN
                       UNREALIZED LOSS       $10,769            $8,689            $(2,059)
                                             -------            ------            -------

                                                           DECEMBER 31, 2010
                                                                 TOTAL
                                             COST OR
                                            AMORTIZED            FAIR            UNREALIZED
                                              COST               VALUE             LOSSES
--------------------------------------  -------------------------------------------------------
ABS                                           $1,463             $1,107              $(356)
CDOs                                           2,250              1,871               (379)
CMBS                                           2,906              2,505               (401)
Corporate                                      6,503              5,939               (538)
Foreign govt./govt. agencies                     290                281                 (9)
Municipal                                        990                866               (124)
RMBS                                           2,566              2,155               (411)
U.S. Treasuries                                1,300              1,190               (110)
                                             -------            -------            -------
           TOTAL FIXED MATURITIES, AFS        18,268             15,914             (2,328)
Equity securities. AFS                           166                125                (41)
                                             -------            -------            -------
            TOTAL AFS SECURITIES IN AN
                       UNREALIZED LOSS       $18,434            $16,039            $(2,369)
                                             -------            -------            -------

As of December 31, 2011, AFS securities in an unrealized loss position, comprised of 1,922 securities, primarily related to corporate securities primarily within the financial services sector, CMBS and RMBS which have experienced significant price deterioration. As of December 31, 2011, 73% of these securities were depressed less than 20% of cost or amortized cost. The decline in unrealized losses during 2011 was primarily attributable to a decline in interest rates, partially offset by credit spread widening.

Most of the securities depressed for twelve months or more relate to structured securities with exposure to commercial and residential real estate, as well as certain floating rate corporate securities or those securities with greater than 10 years to maturity, concentrated in the financial services sector. Current market spreads continue to be significantly wider for structured securities with exposure to commercial and residential real estate, as compared to spreads at the security's respective purchase date, largely due to the economic and market uncertainties regarding future performance of commercial and residential real estate. In addition, the majority of securities have a floating-rate coupon referenced to a market index where rates have declined substantially. The Company neither has an intention to sell nor does it expect to be required to sell the securities outlined above.

MORTGAGE LOANS

                                                       DECEMBER 31, 2011
                                   AMORTIZED               VALUATION               CARRYING
                                    COST (1)               ALLOWANCE                VALUE
------------------------------------------------------------------------------------------------
Commercial                            $4,205                  $(23)                  $4,182
                                    --------                 -----                 --------
         TOTAL MORTGAGE LOANS         $4,205                  $(23)                  $4,182
                                    --------                 -----                 --------

                                                       DECEMBER 31, 2010
                                   AMORTIZED               VALUATION               CARRYING
                                    COST (1)               ALLOWANCE                VALUE
-----------------------------  -----------------------------------------------------------------
Commercial                            $3,306                   (62)                   3,244
                                    --------                 -----                 --------
         TOTAL MORTGAGE LOANS         $3,306                  $(62)                  $3,244
                                    --------                 -----                 --------

(1) Amortized cost represents carrying value prior to valuation allowances, if any.

As of December 31, 2011, the carrying value of mortgage loans associated with the valuation allowance was $347. Included in the table above are mortgage loans held-for-sale with a carrying value and valuation allowance of $57 and $4, respectively, as of December 31, 2011, and $64 and $4, respectively, as of December 31, 2010. The carrying value of these loans is included in mortgage loans in the Company's Consolidated Balance Sheets. As of December 31, 2011, loans within the Company's mortgage loan portfolio that have had extensions or restructurings other than what is allowable under the original terms of the contract are immaterial.

The following table presents the activity within the Company's valuation allowance for mortgage loans. These loans have been evaluated both individually and collectively for impairment. Loans evaluated collectively for impairment are immaterial.

                                            FOR THE YEARS ENDED
                                               DECEMBER 31,
                                     2011              2010          2009
--------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1              $ (62)            $ (260)        $ (13)
Additions                               25               (108)         (292)
Deductions                              14                306            45
                                     -----            -------       -------
BALANCE AS OF DECEMBER 31            $ (23)              $(62)        $(260)
                                     -----            -------       -------

The current weighted-average LTV ratio of the Company's commercial mortgage loan portfolio was 66% as of December 31, 2011, while the weighted-average LTV ratio at origination of these loans was 63%. LTV ratios compare the loan amount to the value of the underlying property collateralizing the loan. The loan values are updated no less than annually through property level reviews of the portfolio. Factors considered in the property valuation include, but are not limited to, actual and expected property cash flows, geographic market data and capitalization rates. DSCRs compare a property's net operating income to the borrower's principal and interest payments. The current weighted average DSCR of the Company's commercial mortgage loan portfolio was approximately 1.99x as of December 31, 2011. The Company did not hold any commercial mortgage loans greater than 60 days past due.

The following table presents the carrying value of the Company's commercial mortgage loans by LTV and DSCR.

                    COMMERCIAL MORTGAGE LOANS CREDIT QUALITY

                                                DECEMBER 31, 2011
                                      CARRYING              AVG. DEBT-SERVICE
                                       VALUE                  COVERAGE RATIO
         LOAN-TO-VALUE
--------------------------------------------------------------------------------
Greater than 80%                          $422                     1.67x
65% - 80%                                1,779                     1.57x
Less than 65%                            1,981                     2.45x
                                      --------                    ------
TOTAL COMMERCIAL MORTGAGE LOANS         $4,182                     1.99X
                                      --------                    ------

                                                DECEMBER 31, 2010
                                      CARRYING              AVG. DEBT-SERVICE
                                       VALUE                  COVERAGE RATIO
         LOAN-TO-VALUE
-------------------------------  -----------------------------------------------
Greater than 80%                          $961                     1.67x
65% - 80%                                1,366                     2.11x
Less than 65%                              917                     2.44x
                                      --------                    ------
TOTAL COMMERCIAL MORTGAGE LOANS         $3,244                     2.07X
                                      --------                    ------

The following tables present the carrying value of the Company's mortgage loans by region and property type.

                            MORTGAGE LOANS BY REGION

                                                       DECEMBER 31, 2011                           DECEMBER 31, 2010
                                                CARRYING               PERCENT OF           CARRYING               PERCENT OF
                                                 VALUE                    TOTAL              VALUE                    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
East North Central                                   $59                     1.4%                $51                     1.6%
Middle Atlantic                                      401                     9.6%                344                    10.6%
Mountain                                              61                     1.5%                 49                     1.5%
New England                                          202                     4.8%                188                     5.8%
Pacific                                            1,268                    30.3%                898                    27.7%
South Atlantic                                       810                    19.4%                679                    20.9%
West North Central                                    16                     0.4%                 19                     0.6%
West South Central                                   115                     2.7%                117                     3.6%
Other (1)                                          1,250                    29.9%                899                    27.7%
                                                --------                 -------            --------                 -------
                     TOTAL MORTGAGE LOANS         $4,182                   100.0%             $3,244                   100.0%
                                                --------                 -------            --------                 -------

(1) Primarily represents loans collateralized by multiple properties in various regions.

                        MORTGAGE LOANS BY PROPERTY TYPE

                                                       DECEMBER 31, 2011                           DECEMBER 31, 2010
                                                CARRYING               PERCENT OF           CARRYING               PERCENT OF
                                                 VALUE                    TOTAL              VALUE                    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Commercial
 Agricultural                                       $127                     3.0%               $177                     5.5%
 Industrial                                        1,262                    30.1%                833                    25.7%
 Lodging                                              84                     2.0%                123                     3.8%
 Multifamily                                         734                    17.6%                479                    14.8%
 Office                                              836                    20.0%                796                    24.5%
 Retail                                              918                    22.0%                556                    17.1%
 Other                                               221                     5.3%                280                     8.6%
                                                --------                 -------            --------                 -------
                     TOTAL MORTGAGE LOANS         $4,182                   100.0%             $3,244                   100.0%
                                                --------                 -------            --------                 -------

VARIABLE INTEREST ENTITIES

The Company is involved with various special purpose entities and other entities that are deemed to be VIEs primarily as a collateral manager and as an investor through normal investment activities, as well as a means of accessing capital. A VIE is an entity that either has investors that lack certain essential characteristics of a controlling financial interest or lacks sufficient funds to finance its own activities without financial support provided by other entities.

The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and therefore is the primary beneficiary. The Company is deemed to have a controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on the Company's assessment, if it determines it is the primary beneficiary, the Company consolidates the VIE in the Company's Consolidated Financial Statements.

CONSOLIDATED VIES

The following table presents the carrying value of assets and liabilities, and the maximum exposure to loss relating to the VIEs for which the Company is the primary beneficiary. Creditors have no recourse against the Company in the event of default by these VIEs nor does the Company have any implied or unfunded commitments to these VIEs. The Company's financial or other support provided to these VIEs is limited to its investment management services and original investment.

                                                              DECEMBER 31, 2011            MAXIMUM
                                             TOTAL                   TOTAL                 EXPOSURE
                                             ASSETS             LIABILITIES (1)          TO LOSS (2)
------------------------------------------------------------------------------------------------------
CDOs (3)                                       $491                    $474                   $25
Limited partnerships                              7                       3                     4
                                             ------                  ------                  ----
                                 TOTAL         $498                    $477                   $29
                                             ------                  ------                  ----

                                                               DECEMBER 31, 2010            MAXIMUM
                                             TOTAL                   TOTAL                  EXPOSURE
                                             ASSETS             LIABILITIES (1)           TO LOSS (2)
--------------------------------------  ----------------------------------------------------------------
CDOs (3)                                       $729                    $416                    $265
Limited partnerships                             14                       6                       8
                                             ------                  ------                  ------
                                 TOTAL         $743                    $422                    $273
                                             ------                  ------                  ------

(1)  Included in other liabilities in the Company's Consolidated Balance Sheets.

(2) The maximum exposure to loss represents the maximum loss amount that the Company could recognize as a reduction in net investment income or as a realized capital loss and is the cost basis of the Company's investment.

(3) Total assets included in fixed maturities, AFS, and fixed maturities, FVO, in the Company's Consolidated Balance Sheets.

CDOs represent structured investment vehicles for which the Company has a controlling financial interest as it provides collateral management services, earns a fee for those services and also holds investments in the securities issued by these vehicles. Limited partnerships represent one hedge fund for which the Company holds a majority interest in the fund as an investment.

NON-CONSOLIDATED VIES

The Company does not hold any investments issued by VIEs for which the Company is not the primary beneficiary as of December 31, 2011 and 2010.

In addition, the Company, through normal investment activities, makes passive investments in structured securities issued by VIEs for which the Company is not the manager which are included in ABS, CDOs, CMBS and RMBS in the Available-for-Sale Securities table and fixed maturities, FVO, in the Company's Consolidated Balance Sheets. The Company has not provided financial or other support with respect to these investments other than its original investment. For these investments, the Company determined it is not the primary beneficiary due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the level of credit subordination which reduces the Company's obligation to absorb losses or right to receive benefits and the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs. The Company's maximum exposure to loss on these investments is limited to the amount of the Company's investment.

EQUITY METHOD INVESTMENTS

The Company has investments in limited partnerships and other alternative investments which include hedge funds, mortgage and real estate funds, mezzanine debt funds, and private equity and other funds (collectively, "limited partnerships"). These investments are accounted for under the equity method and the Company's maximum exposure to loss as of December 31, 2011 is limited to the total carrying value of $1.4 billion. In addition, the Company has outstanding commitments totaling approximately $376, to fund limited partnership and other alternative investments as of December 31, 2011. The Company's investments in limited partnerships are generally of a passive nature in that the Company does not take an active role in the management of the limited partnerships. In 2011, aggregate investment income (losses) from limited partnerships and other alternative investments exceeded 10% of the Company's pre-tax consolidated net income. Accordingly, the Company is disclosing aggregated summarized financial data for the Company's limited partnership investments. This aggregated summarized financial data does not represent the Company's proportionate share of limited partnership assets or earnings. Aggregate total assets of the limited partnerships in which the Company invested totaled $75.7 billion and $81.6 billion as of December 31, 2011 and 2010, respectively. Aggregate total liabilities of the limited partnerships in which the Company invested totaled $13.8 billion and $15.6 billion as of December 31, 2011 and 2010, respectively. Aggregate net investment income (loss) of the limited partnerships in which the Company invested totaled $1.2 billion, $927 and ($437) for the periods ended December 31, 2011, 2010 and 2009, respectively. Aggregate net income (loss) of the limited partnerships in which the Company invested totaled $8.1 billion, $9.7 billion, and ($6.9) billion for the periods ended December 31, 2011, 2010 and 2009, respectively. As of, and for the period ended, December 31, 2011, the aggregated summarized financial data reflects the latest available financial information.

DERIVATIVE INSTRUMENTS

The Company utilizes a variety of over-the-counter and exchange traded derivative instruments as a part of its overall risk management strategy, as well as to enter into replication transactions. Derivative instruments are used to manage risk associated with interest rate, equity market, credit spread, issuer default, price, and currency exchange rate risk or volatility. Replication transactions are used as an economical means to synthetically replicate the characteristics and performance of assets that would otherwise be permissible investments under the Company's investment policies. The Company also purchases and issues financial instruments and products that either are accounted for as free-standing derivatives, such as certain reinsurance contracts, or may contain features that are deemed to be embedded derivative instruments, such as the GMWB rider included with certain variable annuity products.

CASH FLOW HEDGES

INTEREST RATE SWAPS

Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity securities or interest payments on floating-rate guaranteed investment contracts to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to fund liabilities.

The Company also enters into forward starting swap agreements to hedge the interest rate exposure related to the purchase of fixed-rate securities. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

FOREIGN CURRENCY SWAPS

Foreign currency swaps are used to convert foreign currency-denominated cash flows related to certain investment receipts and liability payments to U.S. dollars in order to minimize cash flow fluctuations due to changes in currency rates.

FAIR VALUE HEDGES

INTEREST RATE SWAPS

Interest rate swaps are used to hedge the changes in fair value of certain fixed rate liabilities and fixed maturity securities due to fluctuations in interest rates.

FOREIGN CURRENCY SWAPS

Foreign currency swaps are used to hedge the changes in fair value of certain foreign currency-denominated fixed rate liabilities due to changes in foreign currency rates by swapping the fixed foreign payments to floating rate U.S. dollar denominated payments.

NON-QUALIFYING STRATEGIES

INTEREST RATE SWAPS, SWAPTIONS, CAPS, FLOORS, AND FUTURES

The Company uses interest rate swaps, swaptions, caps, floors, and futures to manage duration between assets and liabilities in certain investment portfolios. In addition, the Company enters into interest rate swaps to terminate existing swaps, thereby offsetting the changes in value of the original swap. As of December 31, 2011 and 2010, the notional amount of interest rate swaps in offsetting relationships was $5.1 billion and $4.7 billion, respectively.

FOREIGN CURRENCY SWAPS AND FORWARDS

The Company enters into foreign currency swaps and forwards to convert the foreign currency exposures of certain foreign currency-denominated fixed maturity investments to U.S. dollars.

JAPAN 3WIN FOREIGN CURRENCY SWAPS

Prior to the second quarter of 2009, The Company offered certain variable annuity products with a GMIB rider through an affiliate, HLIKK, in Japan. The GMIB rider is reinsured to a wholly-owned U.S. subsidiary, which invests in U.S. dollar denominated assets to support the liability. The U.S. subsidiary entered into pay U.S. dollar, receive yen forward contracts to hedge the currency and interest rate exposure between the U.S. dollar denominated assets and the yen denominated fixed liability reinsurance payments.

JAPANESE FIXED ANNUITY HEDGING INSTRUMENTS

Prior to the second quarter of 2009, The Company offered a yen denominated fixed annuity product through HLIKK and reinsured to a wholly-owned U.S. subsidiary. The U.S. subsidiary invests in U.S. dollar denominated securities to support the yen denominated fixed liability payments and entered into currency rate swaps to hedge the foreign currency exchange rate and yen interest rate exposures that exist as a result of U.S. dollar assets backing the yen denominated liability.

CREDIT DERIVATIVES THAT PURCHASE CREDIT PROTECTION

Credit default swaps are used to purchase credit protection on an individual entity or referenced index to economically hedge against default risk and credit-related changes in value on fixed maturity securities. These contracts require the Company to pay a periodic fee in exchange for compensation from the counterparty should the referenced security issuers experience a credit event, as defined in the contract.

CREDIT DERIVATIVES THAT ASSUME CREDIT RISK

Credit default swaps are used to assume credit risk related to an individual entity, referenced index, or asset pool, as a part of replication transactions. These contracts entitle the Company to receive a periodic fee in exchange for an obligation to compensate the derivative counterparty should the referenced security issuers experience a credit event, as defined in the contract. The Company is also exposed to credit risk due to credit derivatives embedded within certain fixed maturity securities. These securities are primarily comprised of structured securities that contain credit derivatives that reference a standard index of corporate securities.

CREDIT DERIVATIVES IN OFFSETTING POSITIONS

The Company enters into credit default swaps to terminate existing credit default swaps, thereby offsetting the changes in value of the original swap going forward.

EQUITY INDEX SWAPS, OPTIONS AND FUTURES

The Company offers certain equity indexed products, which may contain an embedded derivative that requires bifurcation. The Company enters into S&P index swaps and options to economically hedge the equity volatility risk associated with these embedded derivatives. In addition, during third quarter of 2011 the Company entered into equity index options and futures with the purpose of hedging the impact of an adverse equity market environment on the investment portfolio.

U.S. GMWB PRODUCT DERIVATIVES

The Company offers certain variable annuity products with a GMWB rider in the U.S. The GMWB is a bifurcated embedded derivative that provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. Certain contract provisions can increase the GRB at contractholder election or after the passage of time. The notional value of the embedded derivative is the GRB.

U.S. GMWB REINSURANCE CONTRACTS

The Company has entered into reinsurance arrangements to offset a portion of its risk exposure to the GMWB for the remaining lives of covered variable annuity contracts. Reinsurance contracts covering GMWB are accounted for as free-standing derivatives. The notional amount of the reinsurance contracts is the GRB amount.

U.S. GMWB HEDGING INSTRUMENTS

The Company enters into derivative contracts to partially hedge exposure associated with a portion of the GMWB liabilities that are not reinsured. These derivative contracts include customized swaps, interest rate swaps and futures, and equity swaps, options, and futures, on certain indices including the S&P 500 index, EAFE index, and NASDAQ index.

The following table represents notional and fair value for U.S. GMWB hedging instruments.

                                                    NOTIONAL AMOUNT                                  FAIR VALUE
                                        DECEMBER 31,              DECEMBER 31,          DECEMBER 31,              DECEMBER 31,
                                            2011                      2010                  2011                      2010
---------------------------------------------------------------------------------------------------------------------------------
Customized swaps                             $8,389                   $10,113                $385                      $209
Equity swaps, options, and futures            5,320                     4,943                 498                       391
Interest rate swaps and futures               2,697                     2,800                  11                      (133)
                                          ---------                 ---------              ------                    ------
                              TOTAL         $16,406                   $17,856                $894                      $467
                                          ---------                 ---------              ------                    ------

U.S. MACRO HEDGE PROGRAM

The Company utilizes equity options and futures contracts to partially hedge against a decline in the equity markets and the resulting statutory surplus and capital impact primarily arising from GMDB, GMIB and GMWB obligations.

The following table represents notional and fair value for the U.S. macro hedge program.

                                                        NOTIONAL AMOUNT                               FAIR VALUE
                                              DECEMBER 31,          DECEMBER 31,       DECEMBER 31,              DECEMBER 31,
                                                  2011                  2010               2011                      2010
---------------------------------------------------------------------------------------------------------------------------------
Equity futures                                        59                    166            $ --                       $ --
Equity options                                     6,760                 12,891             357                        203
                                                --------              ---------          ------                     ------
                                     TOTAL        $6,819                $13,057            $357                       $203
                                                --------              ---------          ------                     ------

INTERNATIONAL PROGRAM PRODUCT DERIVATIVES

The Company formerly offered certain variable annuity products with GMWB or GMAB riders in the U.K. and Japan. The GMWB and GMAB are bifurcated embedded derivatives. The GMWB provides the policyholder with a GRB if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. Certain contract provisions can increase the GRB at contractholder election or after the passage of time. The GMAB provides the policyholder with their initial deposit in a lump sum after a specified waiting period. The notional amount of the embedded derivatives are the foreign currency denominated GRBs converted to U.S. dollars at the current foreign spot exchange rate as of the reporting period date.

INTERNATIONAL PROGRAM HEDGING INSTRUMENTS

The Company utilizes equity futures, options and swaps, and currency forwards, and options to partially hedge against a decline in the debt and equity markets or changes in foreign currency exchange rates and the resulting statutory surplus and capital impact primarily arising from GMDB, GMIB and GMWB obligations issued in the U.K. and Japan. The Company also enters into foreign currency denominated interest rate swaps and swaptions to hedge the interest rate exposure related to the potential annuitization of certain benefit obligations.

The following table represents notional and fair value for the international program hedging instruments.

                                                  NOTIONAL AMOUNT                                   FAIR VALUE
                                      DECEMBER 31,              DECEMBER 31,          DECEMBER 31,               DECEMBER 31,
                                          2011                      2010                  2011                       2010
---------------------------------------------------------------------------------------------------------------------------------
Currency forwards                          $8,622                    $4,951                $446                       $166
Currency options (1)                        7,038                     5,296                  72                         62
Equity futures                              2,691                     1,002                  --                         --
Equity options                              1,120                     1,073                  (3)                         4
Equity swaps                                  392                       369                  (8)                         1
Interest rate futures                         739                        --                  --                         --
Interest rate swaps and swaptions           8,117                        --                  35                         --
                                        ---------                 ---------              ------                     ------
                            TOTAL         $28,719                   $12,691                $542                       $233
                                        ---------                 ---------              ------                     ------

(1) As of December 31, 2011 and 2010, notional amounts include $5.3 billion and $3.1 billion, respectively, related to long positions and $2.1 billion and $2.2 billion, respectively, related to short positions.

GMAB, GMWB AND GMIB REINSURANCE CONTRACTS

The Company reinsured the GMAB, GMWB, and GMIB embedded derivatives for host variable annuity contracts written by HLIKK. The reinsurance contracts are accounted for as free-standing derivative contracts. The notional amount of the reinsurance contracts is the yen denominated GRB balance value converted at the period-end yen to U.S. dollar foreign spot exchange rate. For further information on this transaction, refer to Note 16 of the Notes to Consolidated Financial Statements.

COINSURANCE AND MODIFIED COINSURANCE REINSURANCE CONTRACTS

During 2010, a subsidiary entered into a coinsurance with funds withheld and modified coinsurance reinsurance agreement with an affiliated captive reinsurer, which creates an embedded derivative. In addition, provisions of this agreement include reinsurance to cede a portion of direct written U.S. GMWB riders, which is accounted for as an embedded derivative. Additional provisions of this agreement cede variable annuity contract GMAB, GMWB and GMIB riders reinsured by the Company that have been assumed from HLIKK and is accounted for as a free-standing derivative. For further information on this transaction, refer to
Note 16 of the Notes to Consolidated Financial Statements.

DERIVATIVE BALANCE SHEET CLASSIFICATION

The table below summarizes the balance sheet classification of the Company's derivative related fair value amounts, as well as the gross asset and liability fair value amounts. The fair value amounts presented do not include income accruals or cash collateral held amounts, which are netted with derivative fair value amounts to determine balance sheet presentation. Derivatives in the Company's separate accounts are not included because the associated gains and losses accrue directly to policyholders. The Company's derivative instruments are held for risk management purposes, unless otherwise noted in the table below. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated and is presented in the table to quantify the volume of the Company's derivative activity. Notional amounts are not necessarily reflective of credit risk.

                                                               NET DERIVATIVES
                                          NOTIONAL AMOUNT                        FAIR VALUE
                                      DEC. 31,       DEC. 31,          DEC. 31,             DEC. 31,
                                        2011           2010              2011                 2010
--------------------------------------------------------------------------------------------------------
HEDGE DESIGNATION/ DERIVATIVE TYPE
CASH FLOW HEDGES
 Interest rate swaps                     $6,339         $7,652             $276                 $144
 Foreign currency swaps                     229            255               (5)                  --
                                      ---------      ---------          -------              -------
              TOTAL CASH FLOW HEDGES      6,568          7,907              271                  144
                                      ---------      ---------          -------              -------
FAIR VALUE HEDGES
 Interest rate swaps                      1,007          1,079              (78)                 (47)
 Foreign currency swaps                     677            677              (39)                 (12)
                                      ---------      ---------          -------              -------
             TOTAL FAIR VALUE HEDGES      1,684          1,756             (117)                 (59)
                                      ---------      ---------          -------              -------
NON-QUALIFYING STRATEGIES
 INTEREST RATE CONTRACTS
  Interest rate swaps, swaptions,
   caps, floors, and futures              6,252          5,490             (435)                (255)
 FOREIGN EXCHANGE CONTRACTS
  Foreign currency swaps and
   forwards                                 208            196              (10)                 (14)
  Japan 3Win foreign currency swaps       2,054          2,285              184                  177
  Japanese fixed annuity hedging
   instruments                            1,945          2,119              514                  608
 CREDIT CONTRACTS
  Credit derivatives that purchase
   credit protection                      1,134          1,730               23                   (5)
  Credit derivatives that assume
   credit risk (1)                        2,212          2,035             (545)                (376)
  Credit derivatives in offsetting
   positions                              5,020          5,175              (43)                 (57)
 EQUITY CONTRACTS
  Equity index swaps and options          1,433            188               23                  (10)
 VARIABLE ANNUITY HEDGE PROGRAM
  U.S. GMWB product derivatives (2)      34,569         40,255           (2,538)              (1,611)
  U.S. GMWB reinsurance contracts         7,193          8,767              443                  280
  U.S. GMWB hedging instruments          16,406         17,856              894                  467
  U.S. macro hedge program                6,819         13,057              357                  203
  International program product
   derivatives (2)                        2,009          2,023              (30)                 (14)
  International program hedging
   instruments                           28,719         12,691              542                  233
 OTHER
  GMAB, GMWB, and GMIB reinsurance
   contracts                             21,627         21,423           (3,207)              (2,633)
  Coinsurance and modified
   coinsurance reinsurance contracts     50,756         51,934            2,630                1,722
                                      ---------      ---------          -------              -------
     TOTAL NON-QUALIFYING STRATEGIES    188,356        187,224           (1,198)              (1,285)
                                      ---------      ---------          -------              -------
  TOTAL CASH FLOW HEDGES, FAIR VALUE
          HEDGES, AND NON-QUALIFYING
                          STRATEGIES   $196,608       $196,887          $(1,044)             $(1,200)
                                      ---------      ---------          -------              -------
BALANCE SHEET LOCATION
 Fixed maturities, available-for-
  sale                                     $416           $441             $(45)                $(26)
 Other investments                       51,231         51,633            1,971                1,453
 Other liabilities                       28,717         20,318             (254)                (357)
 Consumer notes                              35             39               (4)                  (5)
 Reinsurance recoverables                55,140         58,834            3,073                2,002
 Other policyholder funds and
  benefits payable                       61,069         65,622           (5,785)              (4,267)
                                      ---------      ---------          -------              -------
                   TOTAL DERIVATIVES   $196,608       $196,887          $(1,044)             $(1,200)
                                      ---------      ---------          -------              -------

                                              ASSET DERIVATIVES                  LIABILITY DERIVATIVES
                                                  FAIR VALUE                           FAIR VALUE
                                         DEC. 31,            DEC. 31,        DEC. 31,             DEC. 31,
                                           2011                2010            2011                 2010
------------------------------------  ------------------------------------------------------------------------
HEDGE DESIGNATION/ DERIVATIVE TYPE
CASH FLOW HEDGES
 Interest rate swaps                        $276                $182             $ --                 $(38)
 Foreign currency swaps                       17                  18              (22)                 (18)
                                          ------              ------          -------              -------
              TOTAL CASH FLOW HEDGES         293                 200              (22)                 (56)
                                          ------              ------          -------              -------
FAIR VALUE HEDGES
 Interest rate swaps                          --                   4              (78)                 (51)
 Foreign currency swaps                       64                  71             (103)                 (83)
                                          ------              ------          -------              -------
             TOTAL FAIR VALUE HEDGES          64                  75             (181)                (134)
                                          ------              ------          -------              -------
NON-QUALIFYING STRATEGIES
 INTEREST RATE CONTRACTS
  Interest rate swaps, swaptions,
   caps, floors, and futures                 417                 121             (852)                (376)
 FOREIGN EXCHANGE CONTRACTS
  Foreign currency swaps and
   forwards                                    3                  --              (13)                 (14)
  Japan 3Win foreign currency swaps          184                 177               --                   --
  Japanese fixed annuity hedging
   instruments                               540                 608              (26)                  --
 CREDIT CONTRACTS
  Credit derivatives that purchase
   credit protection                          35                  18              (12)                 (23)
  Credit derivatives that assume
   credit risk (1)                             2                   7             (547)                (383)
  Credit derivatives in offsetting
   positions                                 101                  60             (144)                (117)
 EQUITY CONTRACTS
  Equity index swaps and options              36                   5              (13)                 (15)
 VARIABLE ANNUITY HEDGE PROGRAM
  U.S. GMWB product derivatives (2)           --                  --           (2,538)              (1,611)
  U.S. GMWB reinsurance contracts            443                 280               --                   --
  U.S. GMWB hedging instruments            1,022                 647             (128)                (180)
  U.S. macro hedge program                   357                 203               --                   --
  International program product
   derivatives (2)                            --                  --              (30)                 (14)
  International program hedging
   instruments                               672                 243             (130)                 (10)
 OTHER
  GMAB, GMWB, and GMIB reinsurance
   contracts                                  --                  --           (3,207)              (2,633)
  Coinsurance and modified
   coinsurance reinsurance contracts       2,901               2,342             (271)                (620)
                                          ------              ------          -------              -------
     TOTAL NON-QUALIFYING STRATEGIES       6,713               4,711           (7,911)              (5,996)
                                          ------              ------          -------              -------
  TOTAL CASH FLOW HEDGES, FAIR VALUE
          HEDGES, AND NON-QUALIFYING
                          STRATEGIES      $7,070              $4,986          $(8,114)             $(6,186)
                                          ------              ------          -------              -------
BALANCE SHEET LOCATION
 Fixed maturities, available-for-
  sale                                      $ --                $ --             $(45)                $(26)
 Other investments                         2,745               2,021             (774)                (568)
 Other liabilities                           981                 343           (1,235)                (700)
 Consumer notes                               --                  --               (4)                  (5)
 Reinsurance recoverables                  3,344               2,622             (271)                (620)
 Other policyholder funds and
  benefits payable                            --                  --           (5,785)              (4,267)
                                          ------              ------          -------              -------
                   TOTAL DERIVATIVES      $7,070              $4,986          $(8,114)             $(6,186)
                                          ------              ------          -------              -------

(1) The derivative instruments related to this strategy are held for other investment purposes.

(2) These derivatives are embedded within liabilities and are not held for risk management purposes.

CHANGE IN NOTIONAL AMOUNT

The net decrease in notional amount of derivatives since December 31, 2010, was primarily due to the following:

- The decrease of $8.7 billion in the combined GMWB hedging program, which includes the GMWB product, reinsurance, and hedging derivatives, was primarily a result of policyholder lapses and withdrawals.

- The U.S. macro hedge program notional decreased $6.2 billion primarily due to the expiration of certain out of the money options in January of 2011.

- During 2011, the Company significantly strengthened its hedge protection of variable annuity products offered in Japan. As such, the notional amount related to the international program hedging instruments increased by $16.0 billion as the Company entered into additional foreign currency denominated interest rate swaps and swaptions, currency forwards, currency options and equity futures.

- The coinsurance and modified coinsurance reinsurance contract notional decreased $1.2 billion primarily due to policyholder lapses and withdrawals.

CHANGE IN FAIR VALUE

The improvement in the total fair value of derivative instruments since December 31, 2010, was primarily related to the following:

- The fair value related to the international program hedging instruments increased as a result of the additional notional added during the year, as well as strengthening of the Japanese yen, lower global equity markets, and a decrease in interest rates.

- The decrease in the combined GMWB hedging program, which includes the GMWB product, reinsurance, and hedging derivatives, was primarily a result of a general decrease in long-term interest rates and higher interest rate volatility.

- Under an internal reinsurance agreement with an affiliate, the decrease in fair value associated with the GMAB, GMWB, and GMIB reinsurance contracts along with a portion of the GMWB related derivatives are ceded to the affiliated reinsurer and result in an offsetting fair value of the coinsurance and modified coinsurance reinsurance contracts.

CASH FLOW HEDGES

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

The following table presents the components of the gain or loss on derivatives that qualify as cash flow hedges:

                 DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS

                                                                                   NET REALIZED CAPITAL GAINS (LOSSES)
                                   GAIN (LOSS) RECOGNIZED IN OCI                           RECOGNIZED IN INCOME
                                 ON DERIVATIVE (EFFECTIVE PORTION)                 ON DERIVATIVE (INEFFECTIVE PORTION)
                                  2011         2010         2009              2011                 2010                 2009
---------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps                $245         $232         $(357)            $(2)                  $2                   $1
Foreign currency swaps               (5)           3          (177)             --                   (1)                  75
                                 ------       ------       -------            ----                 ----                 ----
                          TOTAL    $240         $235         $(534)            $(2)                  $1                  $76
                                 ------       ------       -------            ----                 ----                 ----

                 DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS

                                                                                  GAIN (LOSS) RECLASSIFIED FROM AOCI
                                                                                   INTO INCOME (EFFECTIVE PORTION)
                                                                                2011                 2010             2009
--------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps                    Net realized capital gains (losses)        $6                   $5              $ --
Interest rate swaps                           Net investment income (loss)        77                   56                28
Foreign currency swaps                 Net realized capital gains (losses)        (1)                  (7)             (115)
Foreign currency swaps                        Net investment income (loss)        --                   --                 2
                                                                                ----                 ----            ------
                                                                    TOTAL        $82                  $54              $(85)
                                                                                ----                 ----            ------

As of December 31, 2011, the before-tax deferred net gains on derivative instruments recorded in AOCI that are expected to be reclassified to earnings during the next twelve months are $76. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains (losses) as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for forecasted transactions, excluding interest payments on existing variable-rate financial instruments) is approximately one year.

During the year ended December 31, 2011, the Company had no net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges due to forecasted transactions that were no longer probable of occurring. For the years ended December 31, 2010 and 2009, the Company had less than $1 and $1 of net reclassifications, respectively, from AOCI to earnings resulting from the discontinuance of cash-flow hedges due to forecasted transactions that were no longer probable of occurring.

FAIR VALUE HEDGES

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the derivative in the same line item as the offsetting loss or gain on the hedged item. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

The Company recognized in income gains (losses) representing the ineffective portion of fair value hedges as follows:

                DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS

                                                             GAIN (LOSS) RECOGNIZED IN INCOME (1)
                                                        2011      HEDGED                           2010      HEDGED
                                          DERIVATIVE               ITEM              DERIVATIVE               ITEM
-----------------------------------------------------------------------------------------------------------------------
Interest rate swaps
 Net realized capital gains (losses)          $ --                 $ --                  $(44)                 $38
 Benefits, losses and loss adjustment
  expenses                                     (58)                  54                    (1)                   3
Foreign currency swaps
 Net realized capital gains (losses)            (1)                   1                     8                   (8)
 Benefits, losses and loss adjustment
  expenses                                     (22)                  22                   (12)                  12
                                             -----                 ----                 -----                 ----
                                 TOTAL        $(81)                 $77                  $(49)                 $45
                                             -----                 ----                 -----                 ----

                                           GAIN (LOSS) RECOGNIZED IN INCOME (1)
                                                             2009      HEDGED
                                               DERIVATIVE               ITEM
--------------------------------------  ------------------------------------------
Interest rate swaps
 Net realized capital gains (losses)                $72                  $(68)
 Benefits, losses and loss adjustment
  expenses                                          (37)                   40
Foreign currency swaps
 Net realized capital gains (losses)                 51                   (51)
 Benefits, losses and loss adjustment
  expenses                                            2                    (2)
                                                  -----                 -----
                                 TOTAL              $88                  $(81)
                                                  -----                 -----

(1) The amounts presented do not include the periodic net coupon settlements of the derivative or the coupon income (expense) related to the hedged item. The net of the amounts presented represents the ineffective portion of the hedge.

NON-QUALIFYING STRATEGIES

For non-qualifying strategies, including embedded derivatives that are required to be bifurcated from their host contracts and accounted for as derivatives, the gain or loss on the derivative is recognized currently in earnings within net realized capital gains (losses). The following table presents the gain or loss recognized in income on non-qualifying strategies:

                           NON-QUALIFYING STRATEGIES
       GAIN (LOSS) RECOGNIZED WITHIN NET REALIZED CAPITAL GAINS (LOSSES)

                                                    DECEMBER 31,
                                          2011         2010          2009
--------------------------------------------------------------------------------
INTEREST RATE CONTRACTS
 Interest rate swaps, caps, floors, and
  forwards                                  $20          $14            $32
FOREIGN EXCHANGE CONTRACTS
 Foreign currency swaps and forwards          1           (3)           (37)
 Japan 3Win foreign currency swaps (1)       31          215            (22)
 Japanese fixed annuity hedging
  instruments (2)                           109          385            (12)
CREDIT CONTRACTS
 Credit derivatives that purchase
  credit protection                          (8)         (17)          (379)
 Credit derivatives that assume credit
  risk                                     (141)         157            137
EQUITY CONTRACTS
 Equity index swaps and options             (67)           5             (3)
VARIABLE ANNUITY HEDGE PROGRAM
 U.S. GMWB product derivatives             (780)         486          4,686
 U.S. GMWB reinsurance contracts            131         (102)          (988)
 U.S. GMWB hedging instruments              252         (295)        (2,234)
 U.S. macro hedge program                  (216)        (445)          (733)
 International program product
  derivative                                (12)          24             41
 International program hedging
  instruments                               735          (37)          (179)
OTHER
 GMAB, GMWB, and GMIB reinsurance
  contracts                                (326)        (769)         1,106
 Coinsurance and modified coinsurance
  reinsurance contracts                     373          284           (577)
                                         ------       ------       --------
                                  TOTAL    $102         $(98)          $838
                                         ------       ------       --------

(1) The associated liability is adjusted for changes in spot rates through realized capital gains and was ($100), ($273) and $64 for the years ended December 31, 2011, 2010 and 2009, respectively.

(2) The associated liability is adjusted for changes in spot rates through realized capital gains and losses and was ($129), ($332) and $67 for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, the net realized capital gain (loss) related to derivatives used in non-qualifying strategies was primarily comprised of the following:

- The net gain associated with the international program hedging instruments was primarily driven by strengthening of the Japanese yen, lower global equity markets, and a decrease in interest rates.

- The loss related to the combined GMWB hedging program, which includes the GMWB product, reinsurance, and hedging derivatives, was primarily a result of a general decrease in long-term interest rates and higher interest rate volatility.

- The net loss associated with GMAB, GMWB, and GMIB reinsurance contracts, which are reinsured to an affiliated captive reinsurer, was primarily due to the strengthening of the Japanese yen and a decrease in equity markets.

- The net gain on the coinsurance and modified coinsurance reinsurance agreement, which is accounted for as a derivative instrument primarily offsets the net loss on GMAB, GMWB, and GMIB reinsurance contracts. For a discussion related to the reinsurance agreement refer to Note 16 of the Notes to Consolidated Financial Statements for more information on this transaction.

- The net loss on U.S. macro hedge program was primarily driven by time decay and a decrease in equity market volatility since the purchase date of certain options during the fourth quarter.

For the year ended December 31, 2010, the net realized capital gain (loss) related to derivatives used in non-qualifying strategies was primarily comprised of the following:

- The net loss on derivatives associated with GMAB, GMWB, and GMIB reinsurance contracts, which are reinsured to an affiliated captive reinsurer, was primarily due to a decrease in Japan interest rates, an increase in Japan currency volatility and a decrease in Japan equity markets.

- The net loss associated with the U.S. macro hedge program was primarily due to a higher equity market valuation, time decay, and lower implied market volatility.

- The net gain on the Japanese fixed annuity hedging instruments was primarily due to the strengthening of the Japanese yen in comparison to the U.S. dollar.

- The net gain related to the Japan 3 Win foreign currency swaps was primarily due to the strengthening of the Japanese yen in comparison to the U.S. dollar, partially offset by the decrease in U.S. long-term interest rates.

- The net gain on the coinsurance and modified coinsurance reinsurance agreement, which is accounted for as a derivative instrument, primarily offsets the net loss on GMAB, GMWB, and GMIB reinsurance contracts. For a discussion related to the reinsurance agreement refer to Note 16 for more information on this transaction.

- The net gain associated with credit derivatives that assume credit risk as a part of replication transactions resulted from credit spread tightening.

- The gain related to the combined GMWB hedging program, which includes the GMWB product, reinsurance, and hedging derivatives, was primarily a result of liability model assumption updates during third quarter, lower implied market volatility, and outperformance of the underlying actively managed funds as compared to their respective indices, partially offset by a general decrease in long-term interest rates and rising equity markets.

- The gain on Japan variable annuity hedges was primarily driven by the appreciation of Japanese yen in comparison to the euro.

For the year ended December 31, 2009, the net realized capital gain (loss) related to derivatives used in non-qualifying strategies was primarily due to the following:

- The gain related to the net GMWB product, reinsurance, and hedging derivatives was primarily due to liability model assumption updates given favorable trends in policyholder experience, the relative outperformance of the underlying actively managed funds as compared to their respective indices, and the impact of the Company's own credit standing. Additional net gains on GMWB related derivatives include lower implied market volatility and a general increase in long-term interest rates, partially offset by rising equity markets.

- The net gain on derivatives associated with GMAB, GMWB, and GMIB reinsurance contracts, which are reinsured to an affiliated captive reinsurer, was primarily due to an increase in interest rates, an increase in the Japan equity markets, a decline in Japan equity market volatility, and liability model assumption updates for credit standing.

- The net loss on the U.S. macro hedge program was primarily the result of a higher equity market valuation and the impact of trading activity.

- The net loss on the coinsurance and modified coinsurance reinsurance agreement, which is accounted for as a derivative instrument, primarily offsets the net gain on GMAB, GMWB, and GMIB reinsurance contracts. For a discussion related to the reinsurance agreement refer to Note 16 for more information on this transaction.

In addition, for the year ended December 31, 2009, the Company has incurred losses of $39 on derivative instruments due to counterparty default related to the bankruptcy of Lehman Brothers Inc. These losses were a result of the contractual collateral threshold amounts and open collateral calls in excess of such amounts immediately prior to the bankruptcy filing, as well as interest rate and credit spread movements from the date of the last collateral call to the date of the bankruptcy filing.

Refer to Note 10 for additional disclosures regarding contingent credit related features in derivative agreements.

CREDIT RISK ASSUMED THROUGH CREDIT DERIVATIVES

The Company enters into credit default swaps that assume credit risk of a single entity, referenced index, or asset pool in order to synthetically replicate investment transactions. The Company will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced security issuer's debt obligation after the occurrence of the credit event. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The credit default swaps in which the Company assumes credit risk primarily reference investment grade single corporate issuers and baskets, which include standard and customized diversified portfolios of corporate issuers. The diversified portfolios of corporate issuers are established within sector concentration limits and may be divided into tranches that possess different credit ratings.

The following tables present the notional amount, fair value, weighted average years to maturity, underlying referenced credit obligation type and average credit ratings, and offsetting notional amounts and fair value for credit derivatives in which the Company is assuming credit risk as of December 31, 2011 and 2010.

                            AS OF DECEMBER 31, 2011

                                                                       WEIGHTED
                                                                        AVERAGE
                                           NOTIONAL     FAIR           YEARS TO
                                          AMOUNT (2)    VALUE          MATURITY
------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY DERIVATIVE
 RISK EXPOSURE
Single name credit default swaps
 Investment grade risk exposure             $1,067       $(18)           3 years
 Below investment grade risk exposure          125         (7)           2 years
Basket credit default swaps (4)
 Investment grade risk exposure              2,375        (71)           3 years
 Investment grade risk exposure                353        (63)           5 years
 Below investment grade risk exposure          477       (441)           3 years
Embedded credit derivatives
 Investment grade risk exposure                 25         24            3 years
 Below investment grade risk exposure          300        245            5 years
                                            ------      -----          ---------
                                 TOTAL      $4,722      $(331)
                                            ------      -----

                                               UNDERLYING REFERENCED
                                             CREDIT OBLIGATION(S) (1)

                                                                AVERAGE        OFFSETTING
                                                                 CREDIT         NOTIONAL       OFFSETTING
                                             TYPE                RATING        AMOUNT (3)    FAIR VALUE (3)
--------------------------------------  -------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY DERIVATIVE
 RISK EXPOSURE
Single name credit default swaps
                                           Corporate
                                            Credit/
 Investment grade risk exposure          Foreign Gov.              A+              $915           $(19)
                                           Corporate
 Below investment grade risk exposure       Credit                 B+               114             (3)
Basket credit default swaps (4)
                                           Corporate
 Investment grade risk exposure             Credit                BBB+            1,128             17
 Investment grade risk exposure           CMBS Credit             BBB+              353             62
                                           Corporate
 Below investment grade risk exposure       Credit                BBB+               --             --
Embedded credit derivatives
                                           Corporate
 Investment grade risk exposure             Credit                BBB-               --             --
                                           Corporate
 Below investment grade risk exposure       Credit                BB+                --             --
                                        ---------------          ------          ------           ----
                                 TOTAL                                           $2,510            $57
                                                                                 ------           ----

                            AS OF DECEMBER 31, 2010

                                                                            WEIGHTED
                                                                            AVERAGE
                                            NOTIONAL      FAIR              YEARS TO
                                           AMOUNT (2)     VALUE             MATURITY
------------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY DERIVATIVE
 RISK EXPOSURE
Single name credit default swaps
 Investment grade risk exposure              $1,038         $(6)              3 years
 Below investment grade risk exposure           151          (6)              3 years
Basket credit default swaps (4)
 Investment grade risk exposure               2,064          (7)              4 years
 Investment grade risk exposure                 352         (32)              6 years
 Below investment grade risk exposure           667        (334)              4 years
Embedded credit derivatives
 Investment grade risk exposure                  25          25               4 years
 Below investment grade risk exposure           325         286               6 years
                                             ------       -----            ----------
                                 TOTAL       $4,622        $(74)
                                             ------       -----

                                                UNDERLYING REFERENCED
                                               CREDIT OBLIGATION(S) (1)

                                                                  AVERAGE          OFFSETTING
                                                                   CREDIT           NOTIONAL        OFFSETTING
                                             TYPE                  RATING          AMOUNT (3)     FAIR VALUE (3)
--------------------------------------  ------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY DERIVATIVE
 RISK EXPOSURE
Single name credit default swaps
                                           Corporate
                                            Credit/
 Investment grade risk exposure          Foreign Gov.                A+                $945            $(36)
                                           Corporate
 Below investment grade risk exposure       Credit                  BB-                 135             (11)
Basket credit default swaps (4)
                                           Corporate
 Investment grade risk exposure             Credit                  BBB+              1,155              (7)
 Investment grade risk exposure           CMBS Credit                A-                 352              32
                                           Corporate
 Below investment grade risk exposure       Credit                  BBB+                 --              --
Embedded credit derivatives
                                           Corporate
 Investment grade risk exposure             Credit                  BBB-                 --              --
                                           Corporate
 Below investment grade risk exposure       Credit                   BB                  --              --
                                        ---------------            ------            ------            ----
                                 TOTAL                                               $2,587            $(22)
                                                                                     ------            ----

(1) The average credit ratings are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

(2) Notional amount is equal to the maximum potential future loss amount. There is no specific collateral related to these contracts or recourse provisions included in the contracts to offset losses.

(3) The Company has entered into offsetting credit default swaps to terminate certain existing credit default swaps, thereby offsetting the future changes in value of, or losses paid related to, the original swap.

(4) Includes $2.7 billion and $2.6 billion as of December 31, 2011 and 2010, respectively, of standard market indices of diversified portfolios of corporate issuers referenced through credit default swaps. These swaps are subsequently valued based upon the observable standard market index. Also includes $478 and $467 as of December 31, 2011 and 2010, respectively, of customized diversified portfolios of corporate issuers referenced through credit default swaps.

COLLATERAL ARRANGEMENTS

The Company enters into various collateral arrangements in connection with its derivative instruments, which require both the pledging and accepting of collateral. As of December 31, 2011 and 2010, collateral pledged having a fair value of $762 and $544, respectively, was included in fixed maturities, AFS, in the Consolidated Balance Sheets.

The following table presents the classification and carrying amount of loaned securities and derivative instruments collateral pledged.

                                 DECEMBER 31, 2011         DECEMBER 31, 2010
--------------------------------------------------------------------------------
Fixed maturities, AFS                    $762                      $544
SHORT-TERM INVESTMENTS                    148                        --
                                       ------                    ------
    TOTAL COLLATERAL PLEDGED             $910                      $544
                                       ------                    ------

As of December 31, 2011 and 2010, the Company had accepted collateral with a fair value of $2.4 billion and $1.4 billion, respectively, of which $1.9 billion and $1.1 billion, respectively, was derivative cash collateral which was invested and recorded in the Consolidated Balance Sheets in fixed maturities and short-term investments with corresponding amount recorded in other assets and other liabilities. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty. As of December 31, 2011 and 2010, noncash collateral accepted was held in separate custodial accounts and was not included in the Company's Consolidated Balance Sheets.

SECURITIES ON DEPOSIT WITH STATES

The Company is required by law to deposit securities with government agencies in states where it conducts business. As of December 31, 2011 and 2010, the fair value of securities on deposit was approximately $14.

5. REINSURANCE

ACCOUNTING POLICY

The Company cedes insurance to affiliated and unaffiliated insurers in order to limit its maximum losses and to diversify its exposures and provide statutory surplus relief. Such arrangements do not relieve the Company of its primary liability to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company also assumes reinsurance from other insurers and is a member of and participates in reinsurance pools and associations. Reinsurance accounting is followed for ceded and assumed transactions that provide indemnification against loss or liability relating to insurance risk (i.e. risk transfer). If the ceded transactions do not provide risk transfer, the Company accounts for these transactions as financing transactions.

Reinsurance accounting is followed for ceded and assumed transactions that provide indemnification against loss or liability relating to insurance risk (i.e. risk transfer). To meet risk transfer requirements, a reinsurance agreement must include insurance risk, consisting of underwriting, investment, and timing risk, and a reasonable possibility of a significant loss to the reinsurer. If the ceded and assumed transactions do not meet risk transfer requirements, the Company accounts for these transactions as financing transactions.

Premiums, benefits, losses and loss adjustment expenses reflect the net effects of ceded and assumed reinsurance transactions. Included in other assets are prepaid reinsurance premiums, which represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance agreements. Included in reinsurance recoverables are balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and are presented net of an allowance for uncollectible reinsurance.

The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements, and variations thereof. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

The Company evaluates the financial condition of its reinsurers and concentrations of credit risk. Reinsurance is placed with reinsurers that meet strict financial criteria established by the Company. As of December 31, 2011, 2010 and 2009, there were no reinsurance-related concentrations of credit risk greater than 10% of the Company's stockholders' equity. As of December 31, 2011, 2010, and 2009, the Company's policy for the largest amount retained on any one life by the Life Insurance segment was $10.

RESULTS

Insurance recoveries on ceded reinsurance agreements, which reduce death and other benefits, were $252, $324, and $450 for the years ended December 31, 2011, 2010, and 2009, respectively. The Company reinsures 31% of GMDB, as well as a portion of GMWB, on contracts issued prior to July 2007, offered in connection with its variable annuity contracts. The Company maintains reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $106, $129, and $178 in 2011, 2010, and 2009, respectively, and accident and health premium of $191, $205, and $232, respectively, to HLA. Effective October 1, 2009, HLAI entered into a modified coinsurance and coinsurance with funds withheld reinsurance agreement with an affiliated captive reinsurer, White River Life Reinsurance ("WRR"). The agreement provides that HLAI will cede, and WRR will reinsure, a portion of the risk associated with direct written and assumed variable annuities and the associated GMDB and GMWB riders, HLAI assumed HLIKK's variable annuity contract and rider benefits, and HLAI assumed HLL's GMDB and GMWB annuity contract and rider benefits. Under this transaction, the Company ceded $71, $56, and $62 in 2011, 2010 and 2009, respectively. Refer to Note 16 of the Notes to Consolidated Financial Statements for further information.

Net fee income, earned premiums and other were comprised of the following:

                                        FOR THE YEARS ENDED DECEMBER 31,
                                       2011           2010           2009
--------------------------------------------------------------------------------
Gross fee income, earned premiums
 and other                             $4,756         $4,756         $4,890
Reinsurance assumed                        13             69             70
Reinsurance ceded                        (733)          (759)          (860)
                                     --------       --------       --------
NET FEE INCOME, EARNED PREMIUMS AND
                              OTHER    $4,036         $4,066         $4,100
                                     --------       --------       --------

6. DEFERRED POLICY ACQUISITION COSTS AND PRESENT VALUE OF FUTURE PROFITS

ACCOUNTING POLICY

On January 1, 2012, the Company retrospectively adopted ASU No. 2010-26 as further discussed in Note 1 of the Notes to Consolidated Financial Statements. Deferred policy acquisition costs ("DAC") represent costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. The Company's DAC asset, which includes the present value of future profits, is related to most universal life-type contracts (including variable annuities) and is amortized over the estimated life of the contracts acquired in proportion to the present value of estimated gross profits ("EGPs"). EGPs are also used to amortize other assets and liabilities in the Company's Consolidated Balance Sheets such as, sales inducement assets ("SIA") and unearned revenue reserves ("URR"). Components of EGPs are used to determine reserves for universal life type contracts (including variable annuities) with death or other insurance benefits such as guaranteed minimum death, guaranteed minimum income and universal life secondary guarantee benefits. These benefits are accounted for and collectively referred to as death and other insurance benefit reserves and are held in addition to the account value liability representing policyholder funds.

For most contracts, the Company estimates gross profits over 20 years as EGPs emerging subsequent to that timeframe are immaterial. Products sold in a particular year are aggregated into cohorts. Future gross profits for each cohort are projected over the estimated lives of the underlying contracts, based on future account value projections for variable annuity and variable universal life products. The projection of future account values requires the use of certain assumptions including: separate account returns; separate account fund mix; fees assessed against the contract holder's account balance; surrender and lapse rates; interest margin; mortality; and the extent and duration of hedging activities and hedging costs.

The Company determines EGPs from a single deterministic reversion to mean ("RTM") separate account return projection which is an estimation technique commonly used by insurance entities to project future separate account returns. Through this estimation technique, the Company's DAC model is adjusted to reflect actual account values at the end of each quarter. Through a consideration of recent market returns, the Company will unlock, or adjust, projected returns over a future period so that the account value returns to the long-term expected rate of return, providing that those projected returns do not exceed certain caps or floors. This Unlock for future separate account returns is determined each quarter.

In the third quarter of each year, the Company completes a comprehensive non-market related policyholder behavior assumption study and incorporates the results of those studies into its projection of future gross profits. Additionally, throughout the year, the Company evaluates various aspects of policyholder behavior and periodically revises its policyholder assumptions as credible emerging data indicates that changes are warranted. Upon completion of an assumption study or evaluation of credible new information, the Company will revise its assumptions to reflect its current best estimate. These assumption revisions will change the projected account values and the related EGPs in the DAC, SIA and URR amortization models, as well as, the death and other insurance benefit reserving models.

All assumption changes that affect the estimate of future EGPs including the update of current account values, the use of the RTM estimation technique, and policyholder behavior assumptions are considered an Unlock in the period of revision. An Unlock adjusts the DAC, SIA, URR and death and other insurance benefit reserve balances in the Consolidated Balance Sheets with an offsetting benefit or charge in the Consolidated Statements of Operations in the period of the revision. An Unlock that results in an after-tax benefit generally occurs as a result of actual experience or future expectations of product profitability being favorable compared to previous estimates. An Unlock that results in an after-tax charge generally occurs as a result of actual experience or future expectations of product profitability being unfavorable compared to previous estimates.

An Unlock revises EGPs to reflect the Company's current best estimate assumptions. The Company also tests the aggregate recoverability of DAC by comparing the existing DAC balance to the present value of future EGPs.

Effective October 1, 2009, HLAI entered into a modified coinsurance and coinsurance with funds withheld reinsurance agreement with an affiliated captive reinsurer, White River Life Reinsurance ("WRR"). The agreement provides that HLAI will cede, and WRR will reinsure 100% of the in-force and prospective variable annuities and associated GMDB and GMWB riders written or reinsured by HLAI. This transaction resulted in a DAC Unlock of approximately $1.8 billion, pre-tax and approximately $1.2 billion, after-tax. See Note 16 of the Notes to Consolidated Financial Statements for further information on the transaction.

RESULTS

Changes in the DAC balance are as follows:

                                       2011           2010           2009
--------------------------------------------------------------------------------
BALANCE, JANUARY 1, AS CURRENTLY
 REPORTED                             $ 3,694        $ 4,341        $ 7,917
Deferred costs                            381            381            491
Amortization -- DAC                      (337)          (295)          (315)
Amortization -- Unlock benefit
 (charge), pre-tax (1)                   (137)           134         (2,802)
Amortization -- DAC from
 discontinued operations                   --            (17)           (11)
Adjustments to unrealized gains and
 losses on securities
 available-for-sale and other (2)        (154)          (848)          (914)
Effect of currency translation              1             (9)            32
Cumulative effect of accounting
 change, pre-tax (3)                       --              7            (57)
                                     --------       --------       --------
BALANCE, DECEMBER 31, AS CURRENTLY
 REPORTED                              $3,448         $3,694         $4,341
                                     --------       --------       --------

(1) The most significant contributors to the Unlock charge recorded during the year ended December 31, 2011 were assumption changes which reduced expected future gross profits including additional costs associated with implementing the U.S. variable annuity macro hedge program, as well as actual separate account returns below our aggregated estimated return.

     The most significant contributor to the Unlock benefit recorded during the twelve months ended December 31, 2010 was actual separate account returns above our aggregated estimated return and the impacts of assumption updates.

     The most significant contributors to the Unlock amount recorded during the twelve months ended December 31, 2009 were a charge of approximately $1.8 billion related to reinsurance of a block of in-force and prospective U.S. variable annuities and the associated GMDB and GMWB riders with an affiliated captive reinsurer, as well as actual separate account returns significantly below our aggregated estimated return for the first quarter of 2009, partially offset by actual returns greater than our aggregated estimated return for the period from April 1, 2009 to December 31, 2009.

(2) The most significant contributor to the adjustments was the effect of declining interest rates, resulting in unrealized gains on securities classified in AOCI. Other includes a decrease of approximately $34 as a result of the disposition of DAC from the sale of the Hartford Investments Canada Corporation in 2010.

(3) For the year ended December 31, 2010 the effect of adopting new accounting guidance for embedded credit derivatives resulted in a decrease to retained earnings and, as a result, a DAC benefit. In addition, an offsetting amount was recorded in unrealized losses as unrealized losses decreased upon adoption of the new accounting guidance.

     For the year ended December 31, 2009 the effect of adopting new accounting guidance for investments other- than- temporarily impaired resulted in an increase to retained earnings and, as a result, a DAC charge. In addition, an offsetting amount was recorded in unrealized losses as unrealized losses increased upon adoption of the new accounting guidance.

As of December 31, 2011, estimated future net amortization expense of present value of future profits for the succeeding five years is $17, $16, $16, $15 and $15 in 2012, 2013, 2014, 2015 and 2016, respectively.

7. GOODWILL

ACCOUNTING POLICY

Goodwill represents the excess of costs over the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances change that would indicate that a triggering event for a potential impairment has occurred. During the fourth quarter of 2011, the Company changed the date of its annual impairment test for all reporting units to October 31st from January 1st. As a result, all reporting units performed an impairment test on October 31, 2011 in addition to the annual impairment test performed on January 1, 2011. The change was made to be consistent across all of the parent company's reporting units and to more closely align the impairment testing date with the long-range planning and forecasting process. The Company has determined that this change in accounting principle is preferable under the circumstances and does not result in any delay, acceleration or avoidance of impairment. As it was impracticable to objectively determine projected cash flows and related valuation estimates as of each October 31 for periods prior to October 31, 2011without applying information that has been learned since those periods, the Company has prospectively applied the change in the annual goodwill impairment testing date from October 31, 2011.

The goodwill impairment test follows a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit's goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to that excess.

Management's determination of the fair value of each reporting unit incorporates multiple inputs into discounted cash flow calculations, including assumptions that market participants would make in valuing the reporting unit. Assumptions include levels of economic capital, future business growth, earnings projections, assets under management for certain reporting units, and the weighted average cost of capital used for purposes of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause a reporting unit's fair value to decrease.

RESULTS

The carrying amount of goodwill allocated to reporting segments is shown below.

                                                DECEMBER 31, 2011
                                                   ACCUMULATED          CARRYING
                                   GROSS           IMPAIRMENTS           VALUE
-----------------------------------------------------------------------------------
Individual Life                      $224              $ --                $224
Retirement Plans                       87                --                  87
Mutual Funds                          159                --                 159
                                   ------              ----              ------
               TOTAL GOODWILL        $470              $ --                $470
                                   ------              ----              ------

                                                DECEMBER 31, 2010
                                                   ACCUMULATED          CARRYING
                                   GROSS           IMPAIRMENTS           VALUE
-----------------------------  ----------------------------------------------------
Individual Life                      $224                --                $224
Retirement Plans                       87                --                  87
Mutual Funds                          159                --                 159
                                   ------              ----              ------
               TOTAL GOODWILL        $470              $ --                $470
                                   ------              ----              ------

The Company completed its annual goodwill assessment for the individual reporting units on January 1, 2011 and October 31, 2011, which resulted in no impairment of goodwill. All reporting units passed the first step of both impairment tests with a significant margin.

The Company completed its annual goodwill assessment for the individual reporting units on January 1, 2010, which resulted in no write-downs of goodwill in 2010. The reporting units passed the first step of their annual impairment tests with a significant margin with the exception of the Individual Life reporting unit. Individual Life completed the second step of the annual goodwill impairment test resulting in an implied goodwill value that was in excess of its carrying value. Even though the fair value of the reporting unit was lower than its carrying value, the implied level of goodwill in Individual Life exceeded the carrying amount of goodwill. In the hypothetical purchase accounting required by step two of the goodwill impairment test, the implied present value of future profits was substantially lower than that of the DAC asset removed in purchase accounting. A higher discount rate was used for calculating the present value of future profits as compared to that used for calculating the present value of estimated gross profits for DAC. As a result, in the hypothetical purchase accounting, implied goodwill exceeded the carrying amount of goodwill.

The Company completed its annual goodwill assessment for the individual reporting units of the Company on January 1,2009 and concluded that the fair value of each reporting unit for which goodwill had been allocated was in excess of the respective reporting unit's carrying value.

8. SEPARATE ACCOUNTS, DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES

ACCOUNTING POLICY

The Company records the variable portion of individual variable annuities, 401(k), institutional, 403(b)/457, private placement life and variable life insurance products within separate accounts. Separate account assets are reported at fair value and separate account liabilities are reported at amounts consistent with separate account assets. Investment income and gains and losses from those separate account assets accrue directly to the policyholder, who assumes the related investment risk, and are offset by the related liability changes reported in the same line item in the Consolidated Statements of Operations. The Company earns fees for investment management, certain administrative expenses, and mortality and expense risks assumed which are reported in fee income.

Certain contracts classified as universal life-type include death and other insurance benefit features including GMDB offered with variable annuity contracts, or secondary guarantee benefits offered with universal life ("UL") insurance contracts. GMDBs have been written in various forms as described in this note. UL secondary guarantee benefits ensure that the policy will not terminate, and will continue to provide a death benefit, even if there is insufficient policy value to cover the monthly deductions and charges. These death and other insurance benefit features require an additional liability be held above the account value liability representing the policyholders' funds. This liability is reported in reserve for future policy benefits in the Company's Consolidated Balance Sheets. Changes in the death and other insurance benefit reserves are recorded in benefits, losses and loss adjustment expenses in the Company's Consolidated Statements of Operations.

Consistent with the Company's policy on DAC Unlock, the Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits, losses and loss adjustment expense. For further information on the DAC Unlock, see Note 6 Deferred Policy Acquisition Costs and Present Value of Future Benefits.

The Company reinsures the GMDBs associated with its in-force block of business. The Company also assumes, through reinsurance, minimum death, income, withdrawal and accumulation benefits offered by an affiliate. The death and other insurance benefit liability is determined by estimating the expected present value of the benefits in excess of the policyholder's expected account value in proportion to the present value of total expected assessments. The additional death and other insurance benefits and net reinsurance costs are recognized ratably over the accumulation period based on total expected assessments.

RESULTS

Changes in the gross GMDB and UL secondary guarantee benefits are as follows:

                                                                      UL SECONDARY
                                                      GMDB             GUARANTEES
-------------------------------------------------------------------------------------
LIABILITY BALANCE AS OF JANUARY 1, 2011              $ 1,115               $ 113
Incurred                                                 271                 53
Paid                                                    (276)                --
Unlock                                                    48                 62
                                                    --------               ----
LIABILITY -- GROSS, AS OF DECEMBER 31, 2011           $1,158               $228
                                                    --------               ----
REINSURANCE RECOVERABLE -- AS OF JANUARY 1, 2011       $ 686               $ 30
Incurred                                                 128                 (8)
Paid                                                    (143)                --
Unlock                                                    53                 --
                                                    --------               ----
REINSURANCE RECOVERABLE -- AS OF DECEMBER 31, 2011      $724               $ 22
                                                    --------               ----

                                                                       UL SECONDARY
                                                      GMDB              GUARANTEES
---------------------------------------------------------------------------------------
LIABILITY BALANCE AS OF JANUARY 1, 2010              $ 1,304                 $ 76
Incurred                                                 286                   39
Paid                                                    (350)                  --
Unlock                                                  (125)                  (2)
                                                    --------               ------
LIABILITY -- GROSS, AS OF DECEMBER 31, 2010           $1,115                 $113
                                                    --------               ------
REINSURANCE RECOVERABLE -- AS OF JANUARY 1, 2010       $ 802                 $ 22
Incurred                                                 125                    8
Paid                                                    (177)                  --
Unlock                                                   (64)                  --
                                                    --------               ------
REINSURANCE RECOVERABLE -- AS OF DECEMBER 31, 2010      $686                  $30
                                                    --------               ------

The following table provides details concerning GMDB and GMIB exposure as of December 31, 2011:

         BREAKDOWN OF VARIABLE ANNUITY ACCOUNT VALUE BY GMDB/GMIB TYPE

                                                                                   RETAINED
                                             ACCOUNT         NET AMOUNT           NET AMOUNT         WEIGHTED AVERAGE
                                              VALUE            AT RISK             AT RISK             ATTAINED AGE
                                           ("AV") (8)        ("NAR") (9)         ("RNAR") (9)          OF ANNUITANT
-------------------------------------------------------------------------------------------------------------------------
MAXIMUM ANNIVERSARY VALUE ("MAV") (1)
 MAV only                                     $ 20,718            5,998               $ 483                  68
 With 5% rollup (2)                              1,469              521                  37                  68
 With Earnings Protection Benefit Rider
  ("EPB") (3)
 Benefit Rider ("EPB") (3)                       5,378              940                  21                  65
 With 5% rollup & EPB                              585              169                   7                  68
                                           -----------        ---------            --------                 ---
 Total MAV                                      28,150            7,628                 548
Asset Protection Benefit (APB) (4)              22,343            3,139                 610                  66
Lifetime Income Benefit (LIB) -- Death
 Benefit (5)                                     1,095              120                  37                  64
Reset (6) (5-7 years)                            3,139              307                 165                  68
Return of Premium (7) /Other                    21,512              876                 243                  65
                                           -----------        ---------            --------                 ---
                      SUBTOTAL U.S. GMDB      $ 76,239         $ 12,070             $ 1,603                  67
 Less: General Account Value with U.S.
  GMBD                                           7,251
                                           -----------
   SUBTOTAL SEPARATE ACCOUNT LIABILITIES
                               WITH GMDB        68,988
 Separate Account Liabilities without
  U.S. GMDB                                     74,871
                                           -----------
      TOTAL SEPARATE ACCOUNT LIABILITIES      $143,859
                                           -----------
JAPAN GMDB (10),(11)                          $ 16,983          $ 5,167                $ --                  68
JAPAN GMIB (10),(11)                           $16,262           $4,805                $ --                  67
                                           -----------        ---------            --------                 ---

(1) MAV: the GMDB is the greatest of current AV, net premiums paid and the highest AV on any anniversary before age 80 (adjusted for withdrawals).

(2) Rollup: the GMDB is the greatest of the MAV, current AV, net premium paid and premiums (adjusted for withdrawals) accumulated at generally 5% simple interest up to the earlier of age 80 or 100% of adjusted premiums.

(3) EPB GMDB is the greatest of the MAV, current AV, or contract value plus a percentage of the contract's growth. The contract's growth is AV less premiums net of withdrawals, subject to a cap of 200% of premiums net of withdrawals.

(4) APB GMDB is the greater of current AV or MAV, not to exceed current AV plus 25% times the greater of net premiums and MAV (each adjusted for premiums in the past 12 months).

(5) LIB GMDB is the greatest of current AV, net premiums paid, or for certain contracts a benefit amount that ratchets over time, generally based on market performance.

(6) Reset GMDB is the greatest of current AV, net premiums paid and the most recent five to seven year anniversary AV before age 80 (adjusted for withdrawals).

(7)  ROP: the GMDB is the greater of current AV and net premiums paid.

(8) AV includes the contract holder's investment in the separate account and the general account.

(9) NAR is defined as the guaranteed benefit in excess of the current AV. RNAR is NAR reduced for reinsurances. NAR and RNAR are highly sensitive to equity market movements and increase when equity markets decline.

(10) Assumed GMDB includes a ROP and MAV (before age 80) paid in a single lump sum. GMIB is a guarantee to return initial investment, adjusted for earnings liquidity, paid through a fixed annuity, after a minimum deferral period of 10, 15 or 20 years. The guaranteed remaining balance ("GRB") related to the Japan GMIB was $21.1 billion and $20.9 billion as of December 31, 2011 and December 31, 2010, respectively. The GRB related to the Japan GMAB and GMWB was $567 and $570 as of December 31, 2011 and December 31, 2010, respectively. These liabilities are not included in the Separate Account as they are not legally insulated from the general account liabilities of the insurance enterprise. As of December 31, 2011, 100% of RNAR is reinsured to an affiliate. See Note 10 of the Notes to Condensed Consolidated Financial statements.

(11) Policies with a guaranteed living benefit (a GMWB in the US or a GMIB in Japan) also have a guaranteed death benefit. The NAR for each benefit is shown, however these benefits are not additive. When a policy terminates due to death, any NAR related to GMWB or GMIB is released. Similarly, when a policy goes into benefit status on a GMWB or GMIB, its GMDB NAR is released.

See Note 3 of the Notes to Consolidated Financial Statements for a description of the Company's guaranteed living benefits that are accounted for at fair value.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

                                           DECEMBER 31,         DECEMBER 31,
                                               2011                 2010
--------------------------------------------------------------------------------
ASSET TYPE
Equity securities (including mutual
 funds)                                        $61,472              $75,601
Cash and cash equivalents                       $7,516                8,365
                                             ---------            ---------
                                 TOTAL         $68,988              $83,966
                                             ---------            ---------

As of December 31, 2011 and December 31, 2010, approximately 17% and 15%, respectively, of the equity securities above were invested in fixed income securities through these funds and approximately 83% and 85%, respectively, were invested in equity securities.

9. SALES INDUCEMENTS

ACCOUNTING POLICY

The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual and group annuity products. The expense associated with offering a bonus is deferred and amortized over the life of the related contract in a pattern consistent with the amortization of deferred policy acquisition costs. Amortization expense associated with expenses previously deferred is recorded over the remaining life of the contract. Consistent with the Unlock, the Company unlocked the amortization of the sales inducement asset. See Note 6 for more information concerning the Unlock.

RESULTS

Changes in deferred sales inducement activity were as follows for the years ended December 31:

                                            2011         2010         2009
--------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                  $ 197        $ 194        $ 533
Sales inducements deferred                      6           10           43
Amortization -- Unlock                         (4)          (9)        (286)
Amortization charged to income                (13)           2          (96)
                                           ------       ------       ------
BALANCE, END OF YEAR                         $186        $ 197         $194
                                           ------       ------       ------

10. COMMITMENTS AND CONTINGENCIES

ACCOUNTING POLICY

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

LITIGATION

The Company is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending or providing indemnity for third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Company accounts for such activity through the establishment of unpaid loss and loss adjustment expense reserves. Management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of the Company.

The Company is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others and in addition to the matter described below, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, improper sales practices in connection with the sale of life insurance and other investment products; and improper fee arrangements in connection with investment products and structured settlements. The Company also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses, will not be material to the consolidated financial condition of the Company. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, the outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Apart from the inherent difficulty of predicting litigation outcomes, particularly the matter specifically identified below purports to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel and complex legal theories. The alleged damages are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. The matter is in the earliest stages of litigation, with no substantive legal decisions by the court defining the scope of the claims or the potentially available damages. The Company has not yet answered the complaint or asserted its defenses, and fact discovery has not yet begun. Accordingly, management cannot reasonably estimate the possible loss or range of loss, if any, or predict the timing of the eventual resolution of this matter.

MUTUAL FUND FEES LITIGATION -- In October 2010, a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of Delaware, alleging that Hartford Investment Financial Services, LLC ("HIFSCO") received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. In February 2011, a nearly identical derivative action was brought against HIFSCO in the United States District Court for the District of New Jersey, on behalf of six additional Hartford retail mutual funds. Both actions were assigned to the Honorable Renee Marie Bumb, a judge in the District of New Jersey who was sitting by designation with respect to the Delaware action. Plaintiffs in each action seek to rescind the investment management agreements and distribution plans between HIFSCO and the funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation HIFSCO received. In addition, plaintiffs in the New Jersey action seek recovery of lost earnings. HIFSCO moved to dismiss both actions and, in September 2011, the motions to dismiss were granted in part and denied in part, with leave to amend the complaints. In November 2011, a stipulation of voluntary dismissal was filed in the Delaware action and plaintiffs in the New Jersey action filed an amended complaint on behalf of six mutual funds, seeking the same relief as in their original complaint. HIFSCO disputes the allegations and has filed a partial motion to dismiss.

DERIVATIVE COMMITMENTS

Certain of the Company's derivative agreements contain provisions that are tied to the financial strength ratings of the individual legal entity that entered into the derivative agreement as set by nationally recognized statistical rating agencies. If the legal entity's financial strength were to fall below certain ratings, the counterparties to the derivative agreements could demand immediate and ongoing full collateralization and in certain instances demand immediate settlement of all outstanding derivative positions traded under each impacted bilateral agreement. The settlement amount is determined by netting the derivative positions transacted under each agreement. If the termination rights were to be exercised by the counterparties, it could impact the legal entity's ability to conduct hedging activities by increasing the associated costs and decreasing the willingness of counterparties to transact with the legal entity. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position as of December 31, 2011, is $403. Of this $403, the legal entities have posted collateral of $425 in the normal course of business. Based on derivative market values as of December 31, 2011, a downgrade of one level below the current financial strength ratings by either Moody's or S&P could require an additional $15 to be posted as collateral. Based on derivative market values as of December 31, 2011, a downgrade by either Moody's or S&P of two levels below the legal entities' current financial strength ratings would not require additional collateral to be posted. These collateral amounts could change as derivative market values change, as a result of changes in our hedging activities or to the extent changes in contractual terms are negotiated. The nature of the collateral that we would post, if required, would be primarily in the form of U.S. Treasury bills and U.S. Treasury notes.

LEASE COMMITMENTS

The rent paid to Hartford Fire for operating leases was $19, $15 and $25 for the years ended December 31, 2011, 2010 and 2000, respectively. Future minimum lease commitments are as follows:

2012                                                                         $16
2013                                                                          12
2014                                                                           8
2015                                                                           6
2016                                                                           4
Thereafter                                                                     7
                                                                            ----
                                                                     TOTAL   $53
                                                                            ----

UNFUNDED COMMITMENTS

As of December 31, 2011, the Company has outstanding commitments totaling $852, of which $399 is largely related to commercial whole loans expected to fund in the first half of 2012. Additionally, $376 is committed to fund limited partnerships and other alternative investments. These capital commitments may be called by the partnership during the commitment period (on average two to four years) to fund the purchase of new investments and partnership expenses. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. The remaining outstanding commitments are related to various funding obligations associated with private placement securities. These have a commitment period of one month to one year.

GUARANTY FUND AND OTHER INSURANCE-RELATED ASSESSMENTS

In all states, insurers licensed to transact certain classes of insurance are required to become members of a guaranty fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, members of the funds are assessed to pay certain claims of the insolvent insurer. A particular state's fund assesses its members based on their respective written premiums in the state for the classes of insurance in which the insolvent insurer was engaged. Assessments are generally limited for any year to one or two percent of premiums written per year depending on the state.

The Company accounts for guaranty fund and other insurance assessments in accordance with Accounting Standards Codification 405-30, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". Liabilities for guaranty funds and other insurance-related assessments are accrued when an assessment is probable, when it can be reasonably estimated, and when the event obligating the Company to pay an imposed or probable assessment has occurred. Liabilities for guaranty funds and other insurance-related assessments are not discounted and are included as part of other liabilities in the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the liability balance was $43 and $7, respectively. As of December 31, 2011 and 2010, $26 and $9, respectively, related to premium tax offsets were included in other assets. In 2011, the Company recognized $22 for expected assessments related to the Executive Life Insurance Company of New York (ELNY) insolvency.

11. INCOME TAX

ACCOUNTING POLICY

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company recorded a deferred tax asset valuation allowance that is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized. The deferred tax asset valuation allowance was $78 as of December 31, 2011 and $131 as of December 31, 2010. In assessing the need for a valuation allowance, management considered future taxable temporary difference reversals, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in open carryback years, as well as other tax planning strategies. These tax planning strategies include holding a portion of debt securities with market value losses until recovery, selling appreciated securities to offset capital losses, business considerations such as asset-liability matching, and the sales of certain corporate assets. Management views such tax planning strategies as prudent and feasible and will implement them, if necessary, to realize the deferred tax asset. Based on the availability of additional tax planning strategies identified in the second quarter of 2011, the Company released $56, or 100% of the valuation allowance associated with investment realized capital losses. Future economic conditions and debt market volatility, including increases in interest rates, can adversely impact the Company's tax planning strategies and in particular the Company's ability to utilize tax benefits on previously recognized realized capital losses.

RESULTS

Income tax expense (benefit) is as follows:

                                         FOR THE YEARS ENDED DECEMBER 31,
                                        2011          2010          2009
--------------------------------------------------------------------------------
INCOME TAX EXPENSE (BENEFIT)
 Current -- U.S. Federal                 $(176)         $49            $300
     -- International                       --            5              --
                                       -------       ------       ---------
                        TOTAL CURRENT    $(176)          54             300
                                       -------       ------       ---------
 Deferred -- U.S. Federal Excluding
  NOL Carryforward                          66          134          (2,265)
     -- Net Operating Loss
     Carryforward                         (163)          (1)            688
                                       -------       ------       ---------
                       TOTAL DEFERRED      (97)         133          (1,577)
                                       -------       ------       ---------
   TOTAL INCOME TAX EXPENSE (BENEFIT)    $(273)        $187         $(1,277)
                                       -------       ------       ---------

Deferred tax assets (liabilities) include the following as of December 31:

                                                     2011            2010
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Tax basis deferred policy acquisition costs             $479           $531
Investment-related items                                  92            348
Insurance product derivatives                          2,011          1,792
NOL Carryover                                            241             75
Minimum tax credit                                       387            542
Foreign tax credit carryovers                             17             --
Depreciable & Amortizable assets                          37             48
Other                                                     23              1
                                                   ---------       --------
                        TOTAL DEFERRED TAX ASSETS      3,287          3,337
 Valuation Allowance                                     (78)          (131)
                                                   ---------       --------
                          NET DEFERRED TAX ASSETS      3,209          3,206
                                                   ---------       --------
DEFERRED TAX LIABILITIES
Financial statement deferred policy acquisition
 costs and reserves                                     (427)          (569)
Net unrealized gain on investments                      (735)            (5)
Employee benefits                                        (41)           (33)
Other                                                     --            (30)
                                                   ---------       --------
                   TOTAL DEFERRED TAX LIABILITIES     (1,203)          (637)
                                                   ---------       --------
             TOTAL DEFERRED TAX ASSET (LIABILITY)     $2,006         $2,569
                                                   ---------       --------

As of December 31, 2011 and 2010, the deferred tax asset included the expected tax benefit attributable to foreign net operating losses of $314 and $282, which have no expiration. The Company had a current income tax recoverable of $330 as of December 31, 2011 and a current income tax recoverable of $258 as of December 31, 2010.

If the Company were to follow a "separate entity" approach, the current tax benefit related to any of the Company's tax attributes realized by virtue of its inclusion in The Hartford's consolidated tax return would have been recorded directly to surplus rather than income. These benefits were $0, $0 and $65 for 2011, 2010 and 2009, respectively.

Included in the Company's December 31, 2011 $2.0 billion net deferred tax asset is $2.2 billion relating to items treated as ordinary for federal income tax purposes, and a $238 net deferred tax liability for items classified as capital in nature. The $238 capital items are comprised of $497 of gross deferred tax assets related to realized capital losses and $735 of gross deferred tax liabilities related to net unrealized capital gains.

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012, with no material impact on the consolidated financial condition or results of operations. In addition, in the second quarter of 2011, the Company recorded a tax benefit of $52 as a result of a resolution of a tax matter with the IRS for the computation of the dividends-received deduction (DRD) for years 1998, 2000 and 2001. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years. The Company's unrecognized tax benefits are settled with the parent consistent with the terms of the tax sharing agreement described above.

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision (benefit) for income taxes is as follows:

                                        FOR THE YEARS ENDED DECEMBER 31,
                                       2011          2010           2009
--------------------------------------------------------------------------------
Tax provision at the U.S. federal
 statutory rate                          $(10)         $302         $(1,094)
Dividends received deduction             (201)         (145)           (181)
Foreign related investments                (5)           --              24
Valuation Allowance                       (53)           50              12
Other                                      (4)          (20)            (38)
                                      -------       -------       ---------
                               TOTAL    $(273)         $187         $(1,277)
                                      -------       -------       ---------

12. DEBT

SHORT-TERM DEBT

The Company became a member of the Federal Home Loan Bank of Boston ("FHLBB") in May 2011. Membership allows the Company access to collateralized advances, which may be used to support various spread-based business and enhance liquidity management. The Connecticut Department of Insurance ("CTDOI") will permit the Company to pledge up to $1.48 billion in qualifying assets to secure FHLBB advances for 2012. The amount of advances that can be taken are dependent on the asset types pledged to secure the advances. The pledge limit is recalculated annually based on statutory admitted assets and capital and surplus. The Company would need to seek the prior approval of the CTDOI if there were a desire to exceed these limits. As of December 31, 2011, the Company had no advances outstanding under the FHLBB facility.

CONSUMER NOTES

The Company issued consumer notes through its Retail Investor Notes Program prior to 2009. A consumer note is an investment product distributed through broker-dealers directly to retail investors as medium-term, publicly traded fixed or floating rate, or a combination of fixed and floating rate, notes. Consumer notes are part of the Company's spread-based business and proceeds are used to purchase investment products, primarily fixed rate bonds. Proceeds are not used for general operating purposes. Consumer notes maturities may extend up to 30 years and have contractual coupons based upon varying interest rates or indexes (e.g. consumer price index) and may include a call provision that allows the Company to extinguish the notes prior to its scheduled maturity date. Certain Consumer notes may be redeemed by the holder in the event of death. Redemptions are subject to certain limitations, including calendar year aggregate and individual limits. The aggregate limit is equal to the greater of $1 or 1% of the aggregate principal amount of the notes as of the end of the prior year. The individual limit is $250 thousand per individual. Derivative instruments are utilized to hedge the Company's exposure to market risks in accordance with Company policy.

As of December 31, 2011, these consumer notes have interest rates ranging from 4% to 5% for fixed notes and, for variable notes, based on December 31, 2011 rates, either consumer price index plus 100 to 260 basis points, or indexed to the S&P 500, Dow Jones Industrials, foreign currency, or the Nikkei 225. The aggregate maturities of Consumer Notes are as follows: $155 in 2012, $78 in 2013, $13 in 2014, $30 in 2015, $18 in 2016 and $20 thereafter. For 2011, 2010 and 2009, interest credited to holders of consumer notes was $15, $25 and $51, respectively.

13. STATUTORY RESULTS

The domestic insurance subsidiaries of the Company prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable state insurance department which vary materially from U.S. GAAP. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and limit deferred income taxes, life benefit reserves predominately use interest rate and mortality assumptions prescribed by the NAIC, bonds are generally carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance.

The statutory net income amounts for the years ended December 31, 2011, 2010 and 2009, and the statutory capital and surplus amounts as of December 31, 2011, 2010 and 2009 in the table below are based on actual statutory filings with the applicable regulatory authorities.

                                              FOR THE YEARS ENDED DECEMBER 31,
                                              2011          2010          2009
--------------------------------------------------------------------------------
Combined statutory net (loss) income           $(669)         $208        $1,866
Statutory capital and surplus                 $5,920        $5,832        $5,365

Statutory accounting practices do not consolidate the net (loss) income of subsidiaries as performed under U.S. GAAP. Therefore, the combined statutory net
(loss) income above presents the total statutory net income of the Company and its other insurance subsidiaries to present a comparable statutory net (loss) income.

In December 2009, the NAIC issued Statement of Statutory Accounting Principles ("SSAP") No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No.
10. SSAP No. 10R was updated in September 2010 and is effective for annual periods December 31, 2009 and interim and annual periods of 2010 and 2011. SSAP No. 10R increases the realization period for deferred tax assets from one year to three years and increases the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus.

DIVIDENDS

Dividends to the Company from its insurance subsidiaries are restricted, as is the ability of the Company to pay dividends to its parent company. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of the Company on a stand-alone basis and the impact of regulatory restrictions.

The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting principles. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. The insurance holding company laws of the other jurisdictions in which the Company's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends.

The Company's subsidiaries are permitted to pay up to a maximum of approximately $399 in dividends in 2012 without prior approval from the applicable insurance commissioner. In 2011, the Company received dividends of $7 from its subsidiaries. With respect to dividends to its parent, the Company's dividend limitation under the holding company laws of Connecticut is $592 in 2012. However, because the Company's earned surplus is negative as of December 31, 2011, the Company will not be permitted to pay any dividends to its parent in 2012 without prior approval from the Connecticut Insurance Commissioner until such time as earned surplus becomes positive. In 2011, the Company did not pay dividends to its parent company.

14. PENSION PLANS, POSTRETIREMENT, HEALTH CARE AND LIFE INSURANCE BENEFIT AND SAVINGS PLANS

PENSION PLANS

Hartford Life's employees are included in The Hartford's non-contributory defined benefit pension, The Hartford Retirement Plan for U.S. Employees, and postretirement health care and life insurance benefit plans. Defined benefit pension expense, postretirement health care and life insurance benefits expense allocated by The Hartford to the Company, was $45, $43 and $32 for the years ended December 31, 2011, 2010 and 2009, respectively.

INVESTMENT AND SAVINGS PLAN

Substantially all U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by The Hartford. In 2004, The Hartford began allocating a percentage of base salary to the Plan for eligible employees. In 2011, employees whose prior year earnings were less than $110,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $110,000 received a contribution of 0.5% of base salary. The cost to Hartford Life for this plan was approximately $9, $13 and $13 for the years ended December 31, 2011, 2010 and 2009, respectively.

15. STOCK COMPENSATION PLANS

The Hartford has three primary stock-based compensation plans. The Company is included in these plans and has been allocated compensation expense of $14, $32 and $25 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's income tax benefit recognized for stock-based compensation plans was $5, $11 and $7 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company did not capitalize any cost of stock-based compensation.

16. TRANSACTIONS WITH AFFILIATES

PARENT COMPANY TRANSACTIONS

Transactions of the Company with Hartford Fire Insurance Company, Hartford Holdings and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, an affiliated entity purchased group annuity contracts from the Company to fund structured settlement periodic payment obligations assumed by the affiliated entity as part of claims settlements with property casualty insurance companies and self-insured entities. As of December 31, 2011 and 2010, the Company had $54 and $53 of reserves for claim annuities purchased by affiliated entities. For the years ended December 31, 2011, 2010, and 2009, the Company recorded earned premiums of $12, $18, and $285 for these intercompany claim annuities. In the fourth quarter of 2008, the Company issued a payout annuity to an affiliate for $2.2 billion of consideration. The Company will pay the benefits associated with this payout annuity over 12 years.

Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization.

The Company has issued a guarantee to retirees and vested terminated employees ("Retirees") of The Hartford Retirement Plan for U.S. Employees ("the Plan") who retired or terminated prior to January 1, 2004. The Plan is sponsored by The Hartford. The guarantee is an irrevocable commitment to pay all accrued benefits which the Retiree or the Retiree's designated beneficiary is entitled to receive under the Plan in the event the Plan assets are insufficient to fund those benefits and The Hartford is unable to provide sufficient assets to fund those benefits. The Company believes that the likelihood that payments will be required under this guarantee is remote.

In 1990, Hartford Fire guaranteed the obligations of the Company with respect to life, accident and health insurance and annuity contracts issued after January 1, 1990. The guarantee was issued to provide an increased level of security to potential purchasers of HLIC's products. Although the guarantee was terminated in 1997, it still covers policies that were issued from 1990 to 1997. As of December 31, 2011 and 2010, no recoverables have been recorded for this guarantee, as the Company was able to meet these policyholder obligations.

REINSURANCE ASSUMED FROM AFFILIATES

Prior to June 1, 2009, yen and U.S. dollar based fixed market value adjusted ("MVA") annuity products, written by HLIKK, were sold to customers in Japan. HLIKK, a wholly owned Japanese subsidiary of Hartford Life, Inc., subsequently reinsured in-force and prospective MVA annuities to the Company effective September 1, 2004. As of December 31, 2011 and 2010, $2.6 billion and $2.7 billion, respectively, of the account value had been assumed by the Company.

A subsidiary of the Company, Hartford Life and Annuity Insurance Company ("HLAI"), entered into a reinsurance agreement with HLIKK effective August 31, 2005. HLAI assumed in-force and prospective GMIB riders. Via amendment, effective July 31, 2006, HLAI also assumed GMDB on covered contracts that have an associated GMIB rider in force on or after July 31, 2006. GMIB riders issued prior to April 1, 2005 were recaptured, while GMIB riders issued by HLIKK subsequent to April 1, 2005, continue to be reinsured by HLAI. Additionally, a tiered reinsurance premium structure was implemented.

HLAI has three additional reinsurance agreements with HLIKK covering certain variable annuity contracts. Effective September 30, 2007, HLAI assumed 100% of the in-force and prospective GMAB, GMIB and GMDB risks issued by HLIKK. Effective February 29, 2008, HLAI assumed 100% of the in-force and prospective GMIB and GMDB riders issued by HLIKK. Effective October 1, 2008, HLAI assumed 100% of the in-force and prospective GMDB riders issued on or after April 1, 2005 by HLIKK. The GMDB reinsurance is accounted for as a Death Benefit and Other Insurance Benefit Reserves which is not reported at fair value. The liability for the assumed GMDB reinsurance was $50 and $54 and the net amount at risk for the assumed GMDB reinsurance was $5.0 billion and $4.1 billion at December 31, 2011 and 2010, respectively.

While the form of the agreement between HLAI and HLIKK for the GMIB business is reinsurance, in substance and for accounting purposes the agreement is a free standing derivative. As such, the reinsurance agreement for the GMIB business is recorded at fair value on the Company's balance sheet, with prospective changes in fair value recorded in net realized capital gains (losses) in net income
(loss). The fair value of the GMIB liability was $3.2 billion and $2.6 billion at December 31, 2011 and 2010, respectively.

Effective November 1, 2010, HLAI entered into a reinsurance agreement with Hartford Life Limited Ireland, ("HLL"), a wholly owned UK subsidiary of HLAI. Through this agreement, HLL agreed to cede, and HLAI agreed to reinsure, GMDB and GMWB risks issued by HLL on its variable annuity business. The GMDB reinsurance is accounted for as a Death Benefit and Other Insurance Benefit Reserves which is not reported at fair value. The liability for the assumed GMDB reinsurance was $5 and $8 and the net amount at risk for the assumed GMDB reinsurance was $80 and $23 at December 31, 2011 and 2010, respectively.

While the form of the agreements between HLAI and HLIKK, and HLAI and HLL for the GMAB/GMWB business is reinsurance, in substance and for accounting purposes these agreements are free standing derivatives. As such, the reinsurance agreements for the GMAB/GMWB business are recorded at fair value on the Company's Consolidated Balance Sheets, with prospective changes in fair value recorded in net realized capital gains (losses) in net income (loss). The fair value of the GMAB/GMWB liability was $37 and $43 at December 31, 2011 and 2010, respectively.

REINSURANCE CEDED TO AFFILIATES

Effective October 1, 2009, and amended on November 1, 2010, HLAI, a subsidiary of HLIC, entered into a modified coinsurance ("modco") and coinsurance with funds withheld reinsurance agreement with White River Life Reinsurance ("WRR"), an affiliated captive insurance company. The agreement provides that HLAI will cede, and WRR will reinsure a portion of the risk associated with direct written and assumed variable annuities and the associated GMDB and GMWB riders, HLAI assumed HLIKK's variable annuity contract and rider benefits, and HLAI assumed HLL's GMDB and GMWB annuity contract and rider benefits.

Under modco, the assets and the liabilities, and under coinsurance with funds withheld, the assets, associated with the reinsured business will remain on the consolidated balance sheet of HLIC in segregated portfolios, and WRR will receive the economic risks and rewards related to the reinsured business through modco and funds withheld adjustments. These adjustments are recorded as an adjustment to operating expenses.

For the year ended December 31, 2011 the impact of this transaction was a decrease to earnings of $323 after-tax. Included in this amount are net realized capital gains of $503, which represents the change in valuation of the derivative associated with this transaction. In addition, the balance sheet of the Company reflects a modco reinsurance (payable)/recoverable, a deposit liability as well as a net reinsurance recoverable that is comprised of an embedded derivative. The balance of the modco reinsurance (payable)/recoverable, deposit liability and net reinsurance recoverable were ($2.9) billion, $0, $2.6 billion and $(864), $78, and $1.7 billion at December 31, 2011 and December 31, 2010, respectively.

At inception of the contract, HLIC recognized in net income the unlock of the unearned revenue reserve, sales inducement asset and deferred policy acquisition costs related to the direct U.S. variable annuity business of HLAI as well as the impact of remitting the premiums and reserves to WRR. The following table illustrates the transaction's impact on the Company's Statement of Operations for the years ended December 31, 2011, 2010 and 2009, respectively.

                                       2011          2010           2009
--------------------------------------------------------------------------------
Fee Income and other                     $ --          $ --             $84
Earned premiums                           (71)          (56)            (62)
Net realized gains (losses)               503           546            (629)
                                      -------       -------       ---------
                      TOTAL REVENUES      432           490            (607)
Benefits, losses and loss adjustment
 expenses                                 (51)          (40)            (51)
Amortization of deferred policy
 acquisition costs and present value
 of future profits                         --            --           1,621
Insurance operating costs and other
 expenses                                 972          (348)             (9)
                                      -------       -------       ---------
                      TOTAL EXPENSES      921          (388)          1,561
INCOME (LOSS) BEFORE INCOME TAXES        (489)          878          (2,168)
Income tax expense (benefit)             (166)          308            (760)
                                      -------       -------       ---------
                   NET INCOME (LOSS)    $(323)         $570         $(1,408)
                                      -------       -------       ---------

(1) At inception of contract, HLIC recognized in net income the unlock of the unearned revenue reserve, sales inducement asset and deferred policy acquisition costs related to the direct U.S. variable annuity business of HLAI as well as the impact of remitting the premium and reserves to WRR. 2009 figures illustrate the transaction's impact at inception on the Company's Statement of Operations and the fourth quarter of 2009 activity.

Effective November 1, 2007, HLAI entered into a modco and coinsurance with funds withheld agreement with Champlain Life Reinsurance Company, an affiliate captive insurance company, to provide statutory surplus relief for certain life insurance policies. The Agreement is accounted for as a financing transaction for U.S. GAAP. A standby unaffiliated third party Letter of Credit supports a portion of the statutory reserves that have been ceded to the Champlain Life Reinsurance Company.

17. RESTRUCTURING, SEVERANCE AND OTHER COSTS

During the year ended December 31, 2009, the Company completed a review of several strategic alternatives with a goal of preserving capital, reducing risk and stabilizing its ratings. These alternatives included the potential restructuring, discontinuation or disposition of various business lines. Following that review, the Company announced that it would suspend all new sales in its European operations and suspend sales of certain IIP business. The Company has also executed on plans to change the management structure of the organization and reorganized the nature and focus of certain of the Company's operations. These plans resulted in termination benefits to current employees, costs to terminate leases and other contracts and asset impairment charges. The Company completed these restructuring activities and executed final payment during the year ended December 31, 2010.

The following pre-tax charges were incurred during the year ended December 31, 2009 in connection with these restructuring activities:

Severance benefits                                                           $19
Asset impairment charges                                                      26
Other contract termination charges                                             5
                                                                            ----
                            TOTAL RESTRUCTURING, SEVERANCE AND OTHER COSTS   $50
                                                                            ----

The amounts incurred during the year ended December 31, 2009 were recorded in Insurance operating costs and other expenses within the Company's Other category. There were no restructuring or severance costs incurred in 2011 and 2010.

18. SALE OF ASSETS AND JOINT VENTURE

SERVICING AGREEMENT OF HARTFORD LIFE PRIVATE PLACEMENT LLC

On November 22, 2011, the Company entered into an agreement with Philadelphia Financial Group, Inc. ("Philadelphia Financial") whereby Philadelphia Financial will acquire certain assets that are used to administer the Company's private placement life insurance ("PPLI") businesses currently administered by Hartford Life Private Placement, LLC ("HLPP"), an affiliate of the Company. The PPLI business administered by HLPP includes the life insurance owned by banks, corporations and high net worth individuals, and group annuity policies. The transaction is expected to close in the second quarter of 2012, subject to regulatory approvals and closing conditions. Upon closing, Philadelphia Financial and the Company will enter into a servicing agreement whereby Philadelphia Financial will service the PPLI businesses administered by HLPP. The Company will retain certain corporate functions associated with this business as well as the mortality risk on the insurance policies. Under the terms of the transaction, Philadelphia Financial will receive certain future income from the policies and pay the Company $118 at closing, resulting in an estimated deferred gain between $65 and $75 after-tax, which will be amortized over the estimated life of the underlying insurance policies. The actual amount may be different. The deferred gain is not expected to have a material impact on the Company's results of operations in future periods. The assets and liabilities of the PPLI business are included in the Runoff Operations segment.

SALE OF JOINT VENTURE INTEREST IN ICATU HARTFORD SEGUROS, S.A.

On November 23, 2009, the Company entered into a Share Purchase Agreement to sell its joint venture interest in ICATU Hartford Seguros, S.A. ("IHS"), its Brazilian insurance operation, to its partner, ICATU Holding S.A., for $135. The transaction closed in 2010, and the Company received cash proceeds of $130, which was net of capital gains tax withheld of $5. The investment in IHS was reported as an equity method investment in Other assets. As a result of the Share Purchase Agreement, the Company recorded in 2009, an asset impairment charge, net of unrealized capital gains and foreign currency translation adjustments, in net realized capital losses of $44, after-tax.

See Note 19 for sale of subsidiaries that met the criteria for discontinued operations.

19. DISCONTINUED OPERATIONS

During the fourth quarter of 2010, the Company completed the sales of its indirect wholly-owned subsidiaries Hartford Investments Canada Corporation ("HICC") and Hartford Advantage Investment, Ltd. ("HAIL"). The Company recognized a net realized capital gain of $41, after-tax, on the sale of HICC and a net realized capital loss of $4, after-tax, on the sale of HAIL. HICC was previously included in the Mutual Funds reporting segment and HAIL was included in the Runoff reporting segment. The Company does not expect these sales to have a material impact on the Company's future earnings.

The following table presents the combined amounts related to the operations of HICC and HAIL, which have been reflected as discontinued operations in the Consolidated Statements of Operations.

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                      2010              2009
--------------------------------------------------------------------------------
REVENUES
Fee income and other                                   $36               $29
Net realized capital losses                             --                (1)
                                                      ----              ----
                                  TOTAL REVENUES        36                28
BENEFITS, LOSSES AND EXPENSES
Insurance operating and other expenses                  28                24
Amortization of deferred policy acquisition
 costs and present value of future profits              17                11
                                                      ----              ----
             TOTAL BENEFITS, LOSSES AND EXPENSES        45                35
                        LOSS BEFORE INCOME TAXES        (9)               (7)
Income tax benefit                                      (3)               (2)
                                                      ----              ----
LOSS FROM OPERATIONS OF DISCONTINUED OPERATIONS,
                                      NET OF TAX        (6)               (5)
Net realized capital gain on disposal, net of
 tax                                                    37                --
                                                      ----              ----
 INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET
                                          OF TAX       $31               $(5)
                                                      ----              ----

20. QUARTERLY RESULTS FOR 2011 AND 2010 (UNAUDITED)

                                                                       THREE MONTHS ENDED
                                    MARCH 31,                  JUNE 30,               SEPTEMBER 30,              DECEMBER 31,
                                2011         2010         2011         2010         2011         2010         2011         2010
---------------------------------------------------------------------------------------------------------------------------------
Total revenues                  $1,181       $1,247       $1,772       $2,203       $2,537       $1,229       $1,113       $1,302
Total benefits, losses and
 expenses                          890        1,263        1,511        2,396        3,356          746          875          713
Income (loss) from continuing
 operations, net of tax            234          (24)         320          (83)        (503)         343          193          440
Income (loss) from
 discontinued operations, net
 of tax                             --           (1)          --           (1)          --           (3)          --           36
Net income (loss)                  234          (25)         320          (84)        (503)         340          193          476
Less: Net income (loss)
 attributable to the
 noncontrolling interest             1            2            1            3           (4)           2            2            1
Net income (loss)
 attributable to Hartford
 Life Insurance Company           $233         $(27)        $319         $(87)       $(499)        $338         $191         $475
                               -------      -------      -------      -------      -------      -------      -------      -------

21. SUBSEQUENT EVENTS

On March 21, 2012, The Hartford announced the completion of an evaluation of its businesses and strategy. As a result of this review, which was conducted by the Hartford's management and Board of Directors over the past several quarters, the Hartford announced that it will focus on its Property and Casualty, Group Benefits and Mutual Funds businesses, place its existing Individual Annuity business into runoff and pursue sales or other strategic alternatives for the Individual Life, Woodbury Financial Services and Retirement Plans businesses.

On April 26, 2012, The Hartford announced that it had entered into an agreement to sell its individual annuity business capabilities to a third party. Effective May 1, 2012, all new annuity policies sold by the Company will be reinsured to the third party. The Company will cease the sale of annuity policies and the reinsurance agreement will terminate as to new business in the second quarter of 2013. The reinsurance agreement has no impact on in-force policies issued on or before April 27, 2012.

                                     PART C

                               OTHER INFORMATION

ITEM 26.  EXHIBITS

(a) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)
(b)       Not Applicable.
(c)       Principal Underwriting Agreement.(2)
(d)       Form of Flexible Premium Variable Life Insurance Policy.
(d)  (1)  Accelerated Death Benefit Rider
     (2)  Accidental Death Benefit Rider
     (3)  Child Insurance Rider
     (4)  Cost of Living Adjustment Rider
     (5)  Deduction Amount Waiver Rider
     (6)  Disability Access Rider
     (7)  Guaranteed Minimum Accumulation Benefit Rider
     (8)  Guaranteed Paid-Up Death Benefit Rider
     (9)  LifeAccess Accelerated Benefit Rider
     (10) Overloan Protection Rider
     (11) Term Insurance Rider
     (12) Waiver of Specified Amount Disability Benefit Rider
(e)       Form of Application for Flexible Premium Variable Life Insurance
          Policies.
(f)       Certificate of Incorporation of Hartford(3) and Bylaws of Hartford.(3)
(g)       Reinsurance Contracts.
     (1)  Canada Life Assurance Company
     (2)  Transamerica Financial Life Insurance Company
(h)       Participation Agreements.
     (1)  AllianceBernstein Variable Product Series Fund, Inc.
     (2)  American Funds Insurance Series
     (3)  Fidelity Variable Insurance Products
     (4)  Franklin Templeton Variable Products Trust
     (5)  Hartford Series Fund, Inc. and Hartford Series Fund II, Inc.
     (6)  Invesco Variable Insurance Funds
     (7)  Lord Abbett Series Fund, Inc.
     (8)  MFS Variable Insurance Trust
     (9)  Putnam Variable Trust
     (i) Guarantee Agreement, between Hartford Fire Insurance Company and Hartford Life and Accident Insurance Company and its wholly owned subsidiary, Hartford Life Insurance Company, dated as of January 1, 1990.(4)
     (ii) Guarantee between Hartford Life Insurance Company and ITT Hartford International Life Reassurance Corporation, dated August 29, 1994 and effective as of May 1, 1993.(4)
     (iii) Guarantee Agreement, between Hartford Life Insurance Company and ITT Comprehensive Employee Benefit Service Company, its wholly owned subsidiary, dated as of April 1, 1997.(4)
     (iv) Guarantee Agreement, between Hartford Life Insurance Company and ITT Hartford Life and Annuity Insurance Company, dated as of May 23, 1997.(4)
     (v) Capital Maintenance Agreement by and between Hartford Life Insurance Company and Hartford Life, Inc. dated March 12, 2001.(4)
(i)       Not Applicable.
(j)       Not Applicable.
(k) Opinion and Consent of Lisa M. Proch, Assistant Vice President and Assistant General Counsel.
(l)       Actuarial Opinion.
(m)       Calculations.
(n)       Consent of Deloitte & Touche LLP.
(o)       No financial statements will be omitted.
(p)       Not Applicable.
(q)       Memorandum describing transfer and redemption procedures.
(r)       Copy of Power of Attorney.

------------

(1) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-53692, on April 20, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-89990, on May 1, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 5, to the Registration Statement File No. 333-148564, filed on February 9, 2009.

(4) Incorporated by reference to Post-Effective Amendment No. 10, to the Registration Statement on Form N-4, File No. 333-148564, filed on May 3, 2010.

ITEM 27.  OFFICERS AND DIRECTORS.

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Lydia M. Anderson (1)               Vice President
Ricardo Anzaldua (1)                Assistant Secretary, Senior Vice President
Robert Arena                        Executive Vice President
Thomas S. Barnes                    Vice President
Thomas E. Bartell                   Vice President
David G. Bedard                     Chief Financial Officer, Senior Vice President, Director*
Beth A. Bombara (1)                 Chief Accounting Officer
John B. Brady                       Actuary, Vice President
Kathleen M. Bromage (1)             Senior Vice President
Christopher S. Brown (2)            Vice President
David A. Bulin                      Vice President
Michelle L. Buswell (3)             Vice President
Thomas A. Campbell                  Actuary, Vice President
Jennifer Centrone                   Vice President
Karen Chamberlain (3)               Vice President
Michael R. Chesman (1)              Senior Vice President
Jared A. Collins (4)                Vice President
Michael Concannon                   Executive Vice President
Ellen Conway                        Vice President
Robert A. Cornell                   Actuary, Vice President
Mary Creedon (5)                    Vice President
Rochelle S. Cummings                Vice President
James Davey                         Executive Vice President
Raymond E. DiDonna (1)              Vice President
Roberto Ecker                       Vice President
Joseph G. Eck (6)                   Vice President
George Eknaian                      Senior Vice President
Mark A. Esposito (1)                Senior Vice President
Tamara L. Fagely (7)                Vice President
Richard D. Fergesen (8)             Vice President
Michael Fish                        Actuary, Vice President
J. Bradford Galiney                 Vice President
John W. Gallant                     Vice President
John Glooch                         Vice President
Andrew S. Golfin, Jr. (1)           Vice President
Christopher M. Grinnell             Vice President
Richard Guerrini                    Vice President
Christopher J. Hanlon (2)           Senior Vice President
Stephen B. Harris (1)               Vice President
Andrew Hersey                       Vice President
Michael J. Hession (1)              Senior Vice President
Elizabeth Horvath                   Actuary, Vice President
Penelope A. Hrib (9)                Actuary, Vice President
Jeannie M. Iannello (10)            Vice President
Donna R. Jarvis                     Actuary, Vice President
Thomas D. Jones                     Vice President
Kathleen E. Jorens (1)              Assistant Treasurer, Vice President
Kristine J. Kelliher (1)            Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Michael Knipper (1)                 Senior Vice President
Alan J. Kreczko (1)                 Executive Vice President, General Counsel
David R. Kryzanski (3)              Vice President
Brian P. Laubacker (11)             Vice President/Regional Sales
Michael LeBoeuf                     Vice President
David N. Levenson                   Chief Executive Officer, President, Chairman of the Board, Director*
Christopher M. Lewis (2)            Senior Vice President
Edward P. Macdonald                 Vice President
Dana S. MacKinnon                   Vice President
Marialise Maroun (1)                Vice President
Patrick H. McEvoy (8)               Senior Vice President
William P. Meaney(2)                Senior Vice President
Vernon Meyer                        Senior Vice President
Donato L. Monaco                    Vice President
Harry S. Monti, Jr. (3)             Vice President
Thomas Moran (1)                    Director of Taxes, Senior Vice President
Craig D. Morrow                     Appointed Actuary, Vice President
Brian Murphy                        Executive Vice President
Brian J. Neary                      Vice President
Mark J. Niland (2)                  Senior Vice President, Director*
Robert W. Paiano (1)                Treasurer, Senior Vice President, Director*
Brian Pedersen                      Vice President
Thomas C. Peloquin (1)              Vice President/Financial Management
Colleen Pernerewski                 Vice President, Chief Compliance Officer of Individual Annuity
Glen-Roberts Pitruzzello (1)        Vice President
Robert E. Primmer                   Senior Vice President
Darryl T. Rapini (1)                Vice President
Kari A. Ratajczak                   Vice President
Sharon A. Ritchey                   Executive Vice President
David C. Robinson (1)               Senior Vice President
Stephen A. Roche                    Vice President
Lori A. Rodden (1)                  Vice President
John P. Rogers (1)                  Vice President
Beverly L. Rohlik (10)              Assistant Vice President, Chief Compliance Officer of Separate Accounts
Michael J. Roscoe                   Actuary, Senior Vice President
Andrew Rubino                       Vice President
Eric Russman                        Vice President
Peter F. Sannizzaro                 Senior Vice President
Wade A. Seward                      Vice President
Michael J. Shamburger               Vice President
Terence Shields (1)                 Assistant Vice President, Corporate Secretary
Robert R. Siracusa                  Vice President
Mark M. Socha (1)                   Vice President
Kenneth J. Somers                   Vice President
Martin A. Swanson                   Vice President
Connie Tang (1)                     Actuary, Vice President
Diane E. Tatelman                   Vice President
James P. Van Etten (9)              Vice President
Charles N. Vest                     Actuary, Vice President
Anthony Vidovich (1)                Vice President
Joanie Wieleba (1)                  Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Scott D. Witter (3)                 Vice President
Jane Wolak (3)                      Senior Vice President
James M. Yanosy (1)                 Senior Vice President

------------

Unless otherwise indicated, the principal business address of each of the above individuals is 200 Hopmeadow Street, Simsbury, CT 06089.

*   Denotes Board of Directors.

(1)  Address: One Hartford Plaza, Hartford, CT 06155

(2)  Address: 55 Farmington Avenue, Hartford, CT 06105

(3)  Address: 1 Griffin Road North, Windsor, CT 06095-1512

(4)  Address: 31 St. James Ave., Suite 600, Boston, MA 02116-4190

(5)  Address: 1500 Liberty Ridge Drive, Wayne, PA 19087

(6)  Address: 100 High Street, Boston, MA 02110-2301

(7)  Address: 500 Bielenberg Drive, Woodbury, MN 55125

(8)  Address: 7755 3rd Street North, Oakdale, MN 55128

(9)  Address: 100 Campus Drive, Florham Park, NJ 07932-1006

(10) Address: 6820 Wedgwood Road North, Maple Grove, MN 55311-3574

(11) Address: 12412 Powerscourt Drive, Saint Louis, MO 63131

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors of Hartford.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Filed herein.

ITEM 29.  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

       (a) HESCO acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account VL I

     Hartford Life Insurance Company - Separate Account VL II

     Hartford Life Insurance Company - ICMG Secular Trust Separate Account

     Hartford Life Insurance Company - ICMG Registered Variable Life Separate Account A

     Hartford Life and Annuity Insurance Company - Separate Account VL I

     Hartford Life and Annuity Insurance Company - Separate Account VL II

     Hartford Life and Annuity Insurance Company - ICMG

     Registered Variable Life Separate Account One

       (b) Directors and Officers of HESCO

                                                              POSITIONS AND OFFICES
NAME                                                            WITH UNDERWRITER
----------------------------------------------------------------------------------------------------------------
Diane Benken (1)                 Chief Financial Officer, Controller/FINOP
Neil S. Chaffee (2)              Vice President/HLPP
Christopher S. Conner (4)        AML Compliance Officer, Chief Compliance Officer
Jeannie M. Iannello (3)          Vice President/ILD Operations
Brian Murphy (1)                 President/ILD Business Line Principal, Chief Executive Officer, Chairman of the
                                 Board, Director
Robert W. Paiano (5)             Senior Vice President, Treasurer
Robert E. Primmer (1)            Vice President, Director
Stephen A. Roche (1)             Vice President, Director
Cathleen Shine (1)               Secretary

------------

Principal business address of each of the above individuals is:

(1)  200 Hopmeadow Street, Simsbury, CT 06089

(2)  100 Campus Drive, Suite 250, Florham Park, NJ 07932-1006

(3)  6820 Wedgwood Road North, Maple Grove, MN 55311-3574

(4)  1500 Liberty Ridge Drive, Wayne, PA 19087

(5)  One Hartford Plaza, Hartford, CT 06155

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 32.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 33.  REPRESENTATION OF REASONABLENESS OF FEES

     Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 16th day of July, 2012.

HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL II
(Registrant)

By:    David N. Levenson*                   *By:   /s/ Lisa M. Proch
       -----------------------------------         -----------------------------------
       David N. Levenson,                          Lisa M. Proch
       President, Chief Executive Officer,         Attorney-In-Fact
       Chairman of the Board, Director*

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

By:    David N. Levenson*
       -----------------------------------
       David N. Levenson,
       President, Chief Executive Officer,
       Chairman of the Board, Director*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

David G. Bedard, Senior Vice President,
 Chief Financial Officer, and Director*
Beth A. Bombara, Chief Accounting Officer*
David N. Levenson, President, Chief Executive
 Officer, Chairman of the Board, and Director*
Mark J. Niland, Senior Vice President,
 and Director*                                                          *By:   /s/ Lisa M. Proch
                                                                               -----------------------------------
Robert W. Paiano, Senior Vice President,                                       Lisa M. Proch
 Treasurer and Director*                                                       Attorney-in-Fact
                                                                        Date:  July 16, 2012

                                 EXHIBIT INDEX

1.1    Form of Flexible Premium Variable Life Insurance Policy.
1.2    Policy Riders
       (a) Accelerated Death Benefit Rider
       (b) Accidental Death Benefit Rider
       (c) Child Insurance Rider
       (d) Cost of Living Adjustment Rider
       (e) Deduction Amount Waiver Rider
       (f) Disability Access Rider
       (g) Guaranteed Minimum Accumulation Benefit Rider
       (h) Guaranteed Paid-Up Death Benefit Rider
       (i) LifeAccess Accelerated Benefit Rider
       (j) Overloan Protection Rider
       (k) Term Insurance Rider
       (l) Waiver of Specified Amount Disability Benefit Rider
1.3    Form of Application for Flexible Premium Variable Life Insurance Policy.
1.4    Reinsurance Contracts.
       (a) Canada Life Assurance Company
       (b) Transamerica Financial Life Insurance Company
1.5    Participation Agreements.
       (a) AllianceBernstein Variable Product Series Fund, Inc.
       (b) American Funds Insurance Series
       (c) Fidelity Variable Insurance Products
       (d) Franklin Templeton Variable Products Trust
       (e) Hartford Series Fund, Inc. and Hartford Series Fund II, Inc.
       (f) Invesco Variable Insurance Funds
       (g) Lord Abbett Series Fund, Inc.
       (h) MFS Variable Insurance Trust
       (i) Putnam Variable Trust
1.6    Opinion and Consent of Lisa M. Proch, Assistant Vice President and Assistant General Counsel.
1.7    Actuarial Opinion.
1.8    Calculations.
1.9    Consent of Deloitte & Touche, LLP.
1.10   Memorandum describing transfer and redemption procedures.
1.11   Copy of Power of Attorney.
1.12   Organizational Chart.